Registration No. 333-137206
                                                     Registration No. 811-07659
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM N-4

         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933           [X]

         Pre-Effective Amendment No. 1                                     [X]


         Post-Effective Amendment No.                                      [ ]


                                     AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [X]


         Amendment No. 174                                                 [X]


                        (Check appropriate box or boxes)

                              --------------------

                            SEPARATE ACCOUNT No. 49
                                       of
                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           (Exact Name of Registrant)

                              --------------------

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Name of Depositor)

             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)
       Depositor's Telephone Number, including Area Code: (212) 554-1234

                              --------------------

                                   DODIE KENT
                  VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                      AXA Equitable Life Insurance Company
              1290 Avenue of the Americas, New York, New York 10104
                     (Name and Address of Agent for Service)

                              --------------------

                  Please send copies of all communications to:

                           CHRISTOPHER E. PALMER, ESQ.
                               GOODWIN PROCTER LLP
                            901 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20001

         Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

         Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall threafter become effective in accordance with Section 8(a) of the Securities Act 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

  [ ]    On ________________ pursuant to paragraph (b) of Rule 485.

  [ ]    60 days after filing pursuant to paragraph (a)(1) of Rule 485.

  [ ]    On (date) pursuant to paragraph (a)(1) of Rule 485.


If appropriate, check the following box:

  [ ] This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

         Units of interest in Separate Account under variable annuity contracts.

Stylus(SM)

A combination variable and fixed deferred annuity contract


PROSPECTUS DATED __________, 2006

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. You should read the prospectuses for each Trust, which contain important information about the portfolios.

--------------------------------------------------------------------------------


WHAT IS STYLUS(SM)?

Stylus(SM) is a deferred annuity contract issued by AXA Equitable Life Insurance Company. It provides for the accumulation of retirement savings and for income. The contract offers income and death benefit protection. It also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options. This contract may not currently be available in all states. Certain features and benefits described in this Prospectus may vary in your state; all features and benefits may not be available in all contracts, in all states or from all selling broker-dealers. Please see Appendix IV later in this Prospectus for more information on state availability and/or variations of certain features and benefits.


--------------------------------------------------------------------------------
Variable investment options
--------------------------------------------------------------------------------
o EQ/Money Market                     o AXA Moderate Allocation*
o AXA Conservative Allocation*        o AXA Moderate-Plus Allocation*
o AXA Conservative-Plus Allocation*   o AXA Aggressive Allocation*

--------------------------------------------------------------------------------
*     The "AXA Allocation" portfolios.

You may allocate amounts to any of the variable investment options. Each variable investment option is a subaccount of Separate Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio of AXA Premier VIP Trust or EQ Advisors Trust (the "Trusts"). Your investment results in a variable investment option will depend on the investment performance of the related portfolio.

TYPES OF CONTRACTS. We offer the contracts for use as:

o A nonqualified annuity ("NQ") for after-tax contributions only.

o An individual retirement annuity ("IRA"), either traditional IRA or Roth IRA. We offer two versions of the traditional IRA: "Rollover IRA" (intended for rollover and direct transfer contributions) and "Flexible Premium IRA." We also offer two versions of the Roth IRA: "Roth IRA" and "Flexible Premium Roth IRA."


o Traditional and Roth Inherited IRA beneficiary continuation contract ("Inherited IRA") (direct transfer contributions only; no rollover contributions).


o An annuity that is an investment vehicle for a qualified defined contribution plan ("QP") (Rollover and direct transfer contributions only).

A contribution of at least $5,000 is required to purchase an NQ, Rollover IRA, Roth IRA, Inherited IRA, or QP contract. For Flexible Premium IRA or Flexible Premium Roth IRA contracts, we require a contribution of $4,000 to purchase a contract.

Registration statements relating to this offering have been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated ______, 2006, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI has been incorporated by reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.


The SEC has not approved or disapproved these securities or determined if this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense. The contracts are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.


                                                                   X01397/Stylus

                                                                        (R-4/15)

Contents of this Prospectus
--------------------------------------------------------------------------------


----------------------
"We," "our," and "us" refer to AXA Equitable.

When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.



STYLUS(SM)
--------------------------------------------------------------------------------

Index of key words and phrases                                               4
Who is AXA Equitable?                                                        6
How to reach us                                                              7

Stylus(SM) at a glance -- key features                                       9


--------------------------------------------------------------------------------
FEE TABLE                                                                   11
--------------------------------------------------------------------------------
Example                                                                     13
Condensed financial information                                             13



--------------------------------------------------------------------------------
1. CONTRACT FEATURES AND BENEFITS                                           14
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How you can purchase and contribute to your contract                        14
Owner and annuitant requirements                                            18
How you can make your contributions                                         18
What are your investment options under the contract?                        18
Portfolios of the Trusts                                                    19
Allocating your contributions                                               20

Guaranteed minimum death benefit and

Guaranteed minimum income benefit base                                      20
Annuity purchase factors                                                    22
Guaranteed minimum income benefit option                                    22
Guaranteed minimum death benefit                                            24
Guaranteed withdrawal benefit for life ("GWBL")                             24
Inherited IRA beneficiary continuation contract                             28
Your right to cancel within a certain number of days                        29



--------------------------------------------------------------------------------
2. DETERMINING YOUR CONTRACT'S VALUE                                        30
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Your account value and cash value                                           30
Your contract's value in the variable investment options                    30
Insufficient account value                                                  30



--------------------------------------------------------------------------------
3. TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS                         31
--------------------------------------------------------------------------------
Transferring your account value                                             31
Disruptive transfer activity                                                31
Rebalancing your account value                                              32

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.



2  Contents of this Prospectus

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4. ACCESSING YOUR MONEY                                                     33
--------------------------------------------------------------------------------
Withdrawing your account value                                              33
How withdrawals are taken from your account value                           35
How withdrawals affect your Guaranteed minimum
     income benefit and Guaranteed minimum death benefit                    35
How withdrawals affect your GWBL and GWBL Guaranteed
     minimum death benefit                                                  35
Withdrawals treated as surrenders                                           36
Surrendering your contract to receive its cash value                        36
When to expect payments                                                     36
Your annuity payout options                                                 36



--------------------------------------------------------------------------------
5. CHARGES AND EXPENSES                                                     39
--------------------------------------------------------------------------------
Charges that AXA Equitable deducts                                          39
Charges that the Trusts deduct                                              42
Group or sponsored arrangements                                             42
Other distribution arrangements                                             42



--------------------------------------------------------------------------------
6. PAYMENT OF DEATH BENEFIT                                                 43
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Your beneficiary and payment of benefit                                     43
Beneficiary continuation option                                             44



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7. TAX INFORMATION                                                          47
--------------------------------------------------------------------------------
Overview                                                                    47
Buying a contract to fund a retirement arrangement                          47
Transfers among investment options                                          47
Taxation of nonqualified annuities                                          47
Individual retirement arrangements (IRAs)                                   49
Federal and state income tax withholding and
     information reporting                                                  58
Special rules for contracts funding qualified plans                         59
Impact of taxes to AXA Equitable                                            59



--------------------------------------------------------------------------------
8. MORE INFORMATION                                                         60
--------------------------------------------------------------------------------
About Separate Account No. 49                                               60
About the Trusts                                                            60
About the general account                                                   60
About other methods of payment                                              60
Dates and prices at which contract events occur                             61
About your voting rights                                                    61
About legal proceedings                                                     62
Financial statements                                                        62
Transfers of ownership, collateral assignments, loans
     and borrowing                                                          62
Distribution of the contracts                                               62

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APPENDICES
--------------------------------------------------------------------------------
  I -- Purchase considerations for QP contracts                             A-1
 II -- Enhanced death benefit example                                       B-1
III -- Hypothetical illustrations                                           C-1
 IV -- State contract availability and/or variations of certain
        features and benefits                                               D-1

--------------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION
     TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                  Contents of this Prospectus  3

Index of key words and phrases

--------------------------------------------------------------------------------
This index should help you locate more information on the terms used in this Prospectus.


                                                                 Page
   6% Roll-Up to age 85                                            21
   12 month dollar cost averaging                                  20
   account value                                                   30
   administrative charge                                           39
   annual administrative charge                                    39
   Annual Ratchet to age 85 enhanced death benefit                 21
   annuitant                                                       14
   annuitization                                                   36
   annuity maturity date                                           38
   annuity payout options                                          36
   annuity purchase factors                                        22
   automatic investment program                                    61
   beneficiary                                                     43
   Beneficiary continuation option ("BCO")                         44
   benefit base                                                    25
   business day                                                    61
   cash value                                                      30
   charges for state premium and other applicable taxes            41
   contract date                                                   18
   contract date anniversary                                       18
   contract year                                                   18
   contributions to Roth IRAs                                      55
      regular contributions                                        55
      rollovers and transfers                                      56
      conversion contributions                                     56
   contributions to traditional IRAs                               50
      regular contributions                                        50
      rollovers and transfers                                      51
   disability, terminal illness or confinement to nursing home     40
   disruptive transfer activity                                    31
   Distribution Charge                                             39
   EQAccess                                                         7
   Flexible Premium IRA                                         cover
   Flexible Premium Roth IRA                                    cover
   free look                                                       29
   free withdrawal amount                                          40
   general account                                                 60
   General dollar cost averaging                                   20
   Guaranteed minimum death benefit                                24
   Guaranteed minimum death benefit/guaranteed
      minimum income benefit roll-up benefit
      base reset option                                            24
   Guaranteed minimum income benefit                               22
   Guaranteed minimum income benefit charge                        41

                                                                 Page
   Guaranteed minimum income benefit "no lapse guarantee"          24
   Guaranteed withdrawal benefit for life                          24
   Guaranteed withdrawal benefit for life charge                   41
   IRA                                                          cover
   IRS                                                             47
   Inherited IRA                                                cover
   investment options                                           cover
   lifetime required minimum distribution withdrawals              34
   market timing                                                   31
   Mortality and expense risks charge                              39
   NQ                                                           cover
   Optional step up charge                                         41
   partial withdrawals                                             33
   participant                                                     18
   portfolio                                                    cover
   processing office                                                7
   QP                                                           cover
   Rebalancing                                                     32
   Rollover IRA                                                 cover
   Roth IRA                                                     cover
   SAI                                                          cover
   SEC                                                          cover
   self-directed allocation                                        20
   Separate Account No. 49                                         60
   standard death benefit                                          21
   substantially equal withdrawals                                 34
   Spousal continuation                                            44
   systematic withdrawals                                          33
   TOPS                                                             7
   traditional IRA                                              cover
   Trusts                                                          86
   unit                                                            30
   variable investment options                                  cover
   wire transmittals and electronic applications                   60
   withdrawal charge                                               40



To make this Prospectus easier to read, we sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract.


-------------------------------------------------------------------------------
 Prospectus                                 Contract or Supplemental Materials
-------------------------------------------------------------------------------
  variable investment options              Investment Funds
  account value                            Annuity Account Value
  unit                                     Accumulation Unit
  Guaranteed minimum death benefit         Guaranteed death benefit
  Guaranteed minimum income benefit        Guaranteed Income Benefit
  Guaranteed withdrawal benefit for life   Guaranteed withdrawal benefit

4 Index of key words and phrases

----------------------------------------------------------------------------------------
 Prospectus                              Contract or Supplemental Materials
----------------------------------------------------------------------------------------
  GWBL benefit base                     Guaranteed withdrawal benefit for life
                                        benefit base
  Guaranteed annual withdrawal amount   Guaranteed withdrawal benefit for life Annual
                                        withdrawal amount
  GWBL Excess withdrawal                Guaranteed withdrawal benefit for life Excess
                                        withdrawal

                                               Index of key words and phrases 5

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") (until 2004, The Equitable Life Assurance Society of the United States), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc., a holding company, which is itself an indirect, wholly-owned subsidiary of AXA. AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings Inc. and AXA Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $643.4 billion in assets as of December 31, 2005. For more than 100 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.


6  Who is AXA Equitable?

HOW TO REACH US

You may communicate with our processing office as listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed (for example our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing). In addition, the level and type of service available may be restricted based on criteria established by us.



 FOR APPLICATIONS WITH CHECKS AND ADDITIONAL CONTRIBU-
 TIONS SENT BY REGULAR MAIL:



Stylus(SM)
P.O. Box 13014
Newark, NJ 07188-0014




--------------------------------------------------------------------------------
 FOR APPLICATIONS WITH CHECKS AND ADDITIONAL CONTRIBUTIONS SENT BY EXPRESS
 DELIVERY:
--------------------------------------------------------------------------------


Stylus(SM)

c/o JPMorgan Chase -- Remit One Lockbox Processing
Lockbox No. 13014
4 Chase Metrotech Center, 7th Floor West
Brooklyn, NY 11245-0001
Attn: Remit One Lockbox



--------------------------------------------------------------------------------
 FOR NEW BUSINESS APPLICATIONS WITHOUT CHECKS AND ALL
 OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS,
 WITHDRAWALS, OR REQUIRED NOTICES) SENT BY
 REGULAR MAIL:
--------------------------------------------------------------------------------

Stylus(SM)

P.O. Box 1547
Secaucus, NJ 07096-1547



--------------------------------------------------------------------------------
 FOR NEW BUSINESS APPLICATIONS WITHOUT CHECKS AND ALL
 OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS,
 WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS
 DELIVERY:
--------------------------------------------------------------------------------

Stylus(SM)
200 Plaza Drive, 4th Floor
Secaucus, NJ 07094




--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:
--------------------------------------------------------------------------------
o written confirmation of financial transactions;

o statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

o annual statement of your contract values as of the close of the contract year, including notification of eligibility to exercise the Guaranteed minimum income benefit and/or the benefit base reset option.


--------------------------------------------------------------------------------
 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND
 EQACCESS SYSTEMS:
--------------------------------------------------------------------------------
TOPS is designed to provide you with up-to-date information via touch-tone telephone. EQAccess is designed to provide this information through the Internet. You can obtain information on:

o your current account value;

o your current allocation percentages;

o the number of units you have in the variable investment options;

o the daily unit values for the variable investment options; and

o performance information regarding the variable investment options (not available through TOPS).

You can also:

o change your allocation percentages and/or transfer among the variable investment options;

o elect to receive certain contract statements electronically;

o change your address (not available through TOPS);

o change your TOPS personal identification number ("PIN") (through TOPS only) and your EQAccess password (through EQAccess only); and

o access Frequently Asked Questions and Service Forms (not available through
  TOPS).

TOPS and EQAccess are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. If you are a client with AXA Advisors you may use EQAccess by visiting our website at www.axaonline.com and logging in to access your account. All other clients may access EQAccess by visiting our website at www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus).


--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:
--------------------------------------------------------------------------------
You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on any business day from 8:30 a.m. until 5:30 p.m., Eastern Time.


                                                        Who is AXA Equitable?  7

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1)  authorization for telephone transfers by your financial professional;

(2) conversion of a traditional IRA to a Roth IRA or Flexible Premium Roth IRA contract;

(3)  election of the automatic investment program;

(4)  election of the rebalancing program;

(5) requests for withdrawals or surrenders from contracts with the Guaranteed withdrawal benefit for life ("GWBL");

(6)  tax withholding elections;

(7)  election of the beneficiary continuation option;

(8)  IRA contribution recharacterizations;

(9)  certain Section 1035 exchanges;

(10) direct transfers;

(11) exercise of the Guaranteed minimum income benefit;

(12) requests to reset your Roll-Up benefit base (for contracts that have both the Guaranteed minimum income benefit and the Greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit);

(13) requests to opt out of or back into the annual ratchet of the Guaranteed withdrawal benefit for life ("GWBL") benefit base;

(14) death claims;

(15) change in ownership (NQ only);

(16) requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed withdrawal benefit for life ("GWBL").


WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1) address changes;

(2) beneficiary changes;

(3) transfers between investment options;

(4) contract surrender and withdrawal requests;

(5) general dollar cost averaging; and

(6) 12 month dollar cost averaging.


TO CANCEL OR CHANGE ANY OF THE FOLLOWING WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1) automatic investment program;

(2) general dollar cost averaging;

(3) rebalancing;

(4) 12 month dollar cost averaging;

(5) substantially equal withdrawals;

(6) systematic withdrawals; and

(7) the date annuity payments are to begin.

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.


SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, all must sign.


8  Who is AXA Equitable?

Stylus(SM) at a glance -- key features


--------------------------------------------------------------------------------


Professional investment   Stylus(SM) variable investment options invest in different portfolios managed by professional
management                investment advisers.
-----------------------------------------------------------------------------------------------------------------------------------

Tax considerations        o No tax on earnings inside the contract until you make withdrawals from your contract or receive annuity payments.
                          ----------------------------------------------------------------------------------------------------------
                          o No tax on transfers among investment options inside the contract.
                          ----------------------------------------------------------------------------------------------------------
                          If you are purchasing an annuity contract as an Individual Retirement Annuity (IRA), or to fund an employer retirement plan (QP or Qualified Plan), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code. Before purchasing one of these annuities, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement. Depending on your personal situation, the contract's guaranteed benefits may have limited usefulness because of required minimum distributions ("RMDs").
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed minimum        The Guaranteed minimum income benefit provides income protection for you during your life once you
income benefit            elect to annuitize the contract.
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed withdrawal     The Guaranteed withdrawal benefit for life option ("GWBL") guarantees that you can take withdrawals
benefit for life          of up to a maximum amount each contract year (your "Guaranteed annual withdrawal amount") beginning at age 45 or later.

                          Withdrawals are taken from your account value and continue during your lifetime even if your account value falls to zero (unless it is caused by a withdrawal that exceeds your Guaranteed annual withdrawal amount).
------------------------------------------------------------------------------------------------------------------------------------
Contribution amounts      o NQ, Rollover IRA, Roth IRA, Inherited IRA and QP contracts
                            o Initial minimum:      $5,000
                            o Additional minimum:   $500 (NQ and QP contracts)
                                                    $100 monthly and $300 quarterly under our automatic investment program
                                                    (NQ contracts)
                                                    $50 (IRA contracts)
                                                    $1000 (Inherited IRA contracts)
                          o Flexible Premium IRA and Flexible Premium Roth IRA contracts
                            o Initial minimum:      $4,000
                            o Additional minimum:   $   50
                          ----------------------------------------------------------------------------------------------------------
                          Maximum contribution limitations may apply. In general, contributions are limited to $1.5 million
                          ($500,000 for owners or annuitants who are age 81 and older at contract issue unless you elect GWBL)
                          for Stylus(SM) contracts with the same owner or annuitant. We reserve the right to limit aggregate contributions made after the first contract year to 150% of first-year contributions.
------------------------------------------------------------------------------------------------------------------------------------
Access to your money      o Partial withdrawals
                          o Several withdrawal options on a periodic basis
                          o Contract surrender
                          o Maximum payment plan (only under contracts with GWBL)
                          o Customized payment plan (only under contracts with GWBL)

                          You may incur a withdrawal charge for certain withdrawals or if you surrender your contract. You may also incur income tax and a tax penalty. Certain withdrawals will diminish the value of optional benefits.
------------------------------------------------------------------------------------------------------------------------------------
Payout options            o Fixed annuity payout options
                          o Variable Immediate Annuity payout options (described in a separate prospectus for that option)
                          o Income Manager(R) payout options (described in a separate prospectus for that option)
------------------------------------------------------------------------------------------------------------------------------------


                                     Stylus(SM) at a glance -- key features 9

------------------------------------------------------------------------------------------------------------------------------------
Additional features         o Guaranteed minimum death benefit options

                            o Dollar cost averaging

                            o Automatic investment program

                            o Account value rebalancing (quarterly, semiannually, and annually)

                            o Free transfers

                            o Waiver of withdrawal charge for certain withdrawals, disability, terminal illness, or confinement to a nursing home

                            o Spousal continuation

                            o Beneficiary continuation option

                            o Guaranteed minimum death benefit/Guaranteed minimum income benefit roll-up benefit base reset
------------------------------------------------------------------------------------------------------------------------------------
Fees and charges            Please see "Fee table" later in this section for complete details.
------------------------------------------------------------------------------------------------------------------------------------
Owner and annuitant issue   NQ: 0-85
ages                        Rollover IRA, Roth IRA and Flexible Premium Roth IRA:20-85
                            Flexible Premium IRA: 20-70
                            Inherited IRA: 0-70
                            QP: 20-75
------------------------------------------------------------------------------------------------------------------------------------

The above is not a complete description of all material provisions of the contract. In some cases, restrictions or exceptions apply. Also, all features of the contract are not necessarily available in your state or at certain ages. Please see Appendix IV later in this Prospectus for more information on state availability and/or variations of certain features and benefits.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. Please feel free to speak with your financial professional, or call us, if you have any questions. If for any reason you are not satisfied with your contract, you may return it to us for a refund within a certain number of days. Please see "Your right to cancel within a certain number of days" later in this Prospectus for additional information.


OTHER CONTRACTS
We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, credits, fees and/or charges that are different from those in the contracts offered by this Prospectus. Not every contract is offered through the same selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether an optional benefit is appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance. Some selling broker-dealers may limit their clients from purchasing optional benefits based upon the client's age.


10 Stylus(SM) at a glance -- key features

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals or apply your cash to certain payout options or if you purchase a Variable Immediate Annuity payout option. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Charges for certain features shown in the fee table are mutually exclusive.



------------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value at the time you request certain  transactions
------------------------------------------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions with-
drawn (deducted if you surrender your contract or make certain
withdrawals or apply your cash value to certain payout options).(1)         7.00%

Charge if you elect a variable payout option upon annuitization (which
is described in a separate prospectus for that option)                      $350
------------------------------------------------------------------------------------------------------------------------------------

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the underly-ing trust portfolio fees and expenses.
------------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your variable investment options expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------------------------------
Separate account annual expenses:
Mortality and expense risks                                                 0.80%
Administrative                                                              0.30%
Distribution                                                                0.05%
                                                                            ----
Total annual separate account expenses                                      1.15%
------------------------------------------------------------------------------------------------------------------------------------
Charges we deduct from your account value on each contract date anniversary
------------------------------------------------------------------------------------------------------------------------------------
Maximum annual administrative charge(2)
   If your account value on a contract date anniversary is less than
   $50,000(3)                                                               $ 30
   If your account value on a contract date anniversary is $50,000
   or more                                                                  $  0
------------------------------------------------------------------------------------------------------------------------------------
 Charges we deduct from your account value each year if you elect the optional benefit
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed minimum death benefit charge (calculated as a
percentage of the applicable benefit base. Deducted annually(2) on each contract date anniversary for which the benefit is in effect).
   Standard death benefit and GWBL Standard death benefit                   0.00%
   Annual Ratchet to age 85                                                 0.25% of the Annual Ratchet to age 85 benefit base
   Greater of 6% Roll-Up to age 85 or Annual Ratchet to age 85              0.65% of the greater of 6% Roll-Up to age 85
                                                                            benefit base or the
                                                                            Annual Ratchet to age 85 benefit base, as
                                                                            applicable
   GWBL Enhanced death benefit                                              0.30% of the GWBL Enhanced death benefit base
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed minimum income benefit charge (calculated as a                   0.65%
percentage of the applicable benefit base. Deducted annually(2) on each contract date anniversary for which the benefit is in effect)
------------------------------------------------------------------------------------------------------------------------------------


                                                                   Fee table 11

------------------------------------------------------------------------------------------------------------------------------------
Guaranteed withdrawal benefit for life benefit charge(2) (cal-                             0.60% for the Single Life option
culated as a percentage of the GWBL benefit base. Deducted annually                        0.75% for the Joint Life option
on each contract date anniversary).

If your GWBL benefit base ratchets, we reserve the right to increase
your charge up to:                                                                         0.75% for the Single Life option
                                                                                           0.90% for the Joint Life option
Please see "Guaranteed withdrawal benefit for life" in "Contract features and benefits" for more information about this feature, including its benefit base and the Annual Ratchet provision, and "Guaranteed withdrawal benefit for life benefit charge"
in "Charges and expenses," both later in this Prospectus.
------------------------------------------------------------------------------------------------------------------------------------

You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the Trust prospectus for the Portfolio.

------------------------------------------------------------------------------------------------------------------------------------
Portfolio operating expenses expressed as an annual percentage of daily net assets
------------------------------------------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2005 (expenses that are deducted     Lowest     Highest
                                                                                   ----       ----
from Portfolio assets including management fees, 12b-1 fees, service fees, and/or
other expenses)(4)                                                                 0.72%      1.45%


   This table shows the fees and expenses for 2005 as an annual percentage of each Portfolio's daily average net assets.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          Total                   Net Total
                                                                                         Annual      Fee Waiv-     Annual
                                                                         Underlying     Expenses    ers and/or    Expenses
                                     Manage-                             Portfolio      (Before       Expense       After
                                      ment       12b-1       Other        Fees and      Expense     Reimburse-     Expense
 Portfolio Name                      Fees(5)   Fees(6)   Expenses(7)    Expenses(8)   Limitation)    ments(9)    Limitations
------------------------------------------------------------------------------------------------------------------------------------
 EQ Advisors Trust:
------------------------------------------------------------------------------------------------------------------------------------
EQ/Money Market                    0.34%      0.25%     0.13%            --          0.72%            --        0.72%
------------------------------------------------------------------------------------------------------------------------------------
 AXA Premier VIP Trust:
------------------------------------------------------------------------------------------------------------------------------------
AXA Conservative Allocation        0.10%      0.25%     0.22%          0.58%         1.15%         (0.22)%      0.93%
AXA Conservative-Plus Allocation   0.10%      0.25%     0.19%          0.64%         1.18%         (0.19)%      0.99%
AXA Moderate Allocation            0.10%      0.25%     0.17%          0.71%         1.23%         (0.17)%      1.06%
AXA Moderate-Plus Allocation       0.10%      0.25%     0.17%          0.84%         1.36%         (0.17)%      1.19%
AXA Aggressive Allocation          0.10%      0.25%     0.19%          0.91%         1.45%         (0.19)%      1.26%

Notes:


(1) Deducted upon a withdrawal of amounts in excess of the 10% free withdrawal amount, if applicable:


   The withdrawal charge percentage we use is determined by the contract year in         Contract
   which you make the withdrawal or surrender your contract. For each contribution,      Year
   we consider the contract year in which we receive that contribution to be "contract   1.......................7.00%
   year 1")                                                                              2.......................7.00%
                                                                                         3.......................6.00%
                                                                                         4.......................6.00%
                                                                                         5.......................5.00%
                                                                                         6.......................3.00%
                                                                                         7.......................1.00%
                                                                                         8+......................0.00%

(2) If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(3) During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(4) "Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2005 and for the underlying portfolios.


(5) The management fees for each Portfolio cannot be increased without a vote of that Portfolio's shareholders. See footnote (9) for any expense limitation agreement information.


(6) Portfolio shares are all subject to fees imposed under the distribution plans (the "Rule 12b-1 Plan") adopted by the Trusts pursuant to Rule 12b-1 under the Investment Company Act of 1940.

(7) Other expenses shown are those incurred in 2005. The amounts shown as "Other Expenses" will fluctuate from year to year depending on actual expenses. See footnote (9) for any expense limitation agreement.


12 Fee table

(8) The AXA Allocation variable investment options invest in corresponding portfolios of AXA Premier VIP Trust. Each AXA Allocation portfolio in turn invests in shares of other portfolios of AXA Premier VIP Trust and EQ Advisors Trust ("the underlying portfolios"). Amounts shown reflect each AXA Allocation portfolio's pro rata share of the fees and expenses of the various underlying portfolios in which it invests. The fees and expenses have been estimated based on the respective weighted investment allocations as of 12/31/05. A "--" indicates that the listed portfolio does not invest in underlying portfolios, i.e., it is not an allocation portfolio.

(9) The amounts shown reflect any fee waivers and/or expense reimbursements that applied to each Portfolio. A "--" indicates that there is no expense limitation in effect. "0.00%" indicates that the expense limitation arrangement did not result in a fee waiver or reimbursement. AXA Equitable, the investment manager of AXA Premier VIP Trust and EQ Advisors Trust, has entered into Expense Limitation Agreements with respect to certain Portfolios, which are effective through April 30, 2007. Under these agreements AXA Equitable has agreed to waive or limit its fees and assume other expenses of certain Portfolios, if necessary, in an amount that limits each affected Portfolio's total Annual Expenses (exclusive of interest, taxes, brokerage commissions, capitalized expenditures and extraordinary expenses) to not more than specified amounts. Therefore each Portfolio may at a later date make a reimbursement to AXA Equitable for any of the management fees waived or limited and other expenses assumed and paid by AXA Equitable pursuant to the expense limitation agreement provided that the Portfolio's current annual operating expenses do not exceed the operating expense limit determined for such Portfolio. See the prospectuses for each applicable underlying Trust for more information about the arrangements. In addition, a portion of the brokerage commissions of certain Portfolios of AXA Premier VIP Trust and EQ Advisors Trust is used to reduce the applicable Portfolio's expenses.


EXAMPLE

This example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).


The example below shows the expenses that a hypothetical contract owner (who has elected the enhanced death benefit that provides for the greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 with the Guaranteed minimum income benefit) would pay in the situations illustrated. The example uses an average annual administrative charge based on the charges paid in 2005 on a similar contract, which results in an estimated administrative charge of .014% of contract value.


The example assumes that you invest $10,000 in the contract for the time periods indicated, and that your investment has a 5% return each year. Other than the administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the portfolios (before expense limitations) set forth in the previous charts. This example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in the example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



-----------------------------------------------------------------------------------------------------------------------
                                              If you surrender your contract at the
                                              end of the applicable time period or
                                            select a non-life contingent period cer-
                                               tain annuity option with five years
                                                           or less
-----------------------------------------------------------------------------------------------------------------------
 Portfolio Name                    1 year*        3 years        5 years        10 years
-----------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
-----------------------------------------------------------------------------------------------------------------------
EQ/Money Market                    $ 1,035.00     $ 1,641.00     $ 2,296.00     $ 3,927.00
-----------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
-----------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation          $ 1,112.00     $ 1,869.00     $ 2,671.00     $ 4,644.00
AXA Conservative Allocation        $ 1,081.00     $ 1,776.00     $ 2,519.00     $ 4,357.00
AXA Conservative-Plus Allocation   $ 1,084.00     $ 1,785.00     $ 2,534.00     $ 4,386.00
AXA Moderate Allocation            $ 1,089.00     $ 1,801.00     $ 2,560.00     $ 4,435.00
AXA Moderate-Plus Allocation       $ 1,103.00     $ 1,841.00     $ 2,626.00     $ 4,559.00


-----------------------------------------------------------------------------------------------------------------------
                                             If you annuitize at the end of the             If you do not surrender
                                            applicable time period and select a                your contract at
                                             non-life contingent period certain            the end of the applicable
                                          annuity option with more than five years               time period
-----------------------------------------------------------------------------------------------------------------------
 Portfolio Name                    1 year    3 years        5 years        10 years       1 year       3 years
-----------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
----------------------------------------------------------------------------------------------------------------------
EQ/Money Market                      N/A     $ 1,565.00     $ 2,296.00     $ 3,927.00     $ 335.00     $ 1,041.00
-----------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
----------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation            N/A     $ 1,781.00     $ 2,671.00     $ 4,644.00     $ 412.00     $ 1,269.00
AXA Conservative Allocation          N/A     $ 1,693.00     $ 2,519.00     $ 4,357.00     $ 381.00     $ 1,176.00
AXA Conservative-Plus Allocation     N/A     $ 1,702.00     $ 2,534.00     $ 4,386.00     $ 384.00     $ 1,185.00
AXA Moderate Allocation              N/A     $ 1,717.00     $ 2,560.00     $ 4,435.00     $ 389.00     $ 1,201.00
AXA Moderate-Plus Allocation         N/A     $ 1,755.00     $ 2,626.00     $ 4,559.00     $ 403.00     $ 1,241.00



-----------------------------------------------------------------------------------------------------------------------
                                    If you do not surrender your
                                            contract at
                                   the end of the applicable time
                                               period
-----------------------------------------------------------------------------------------------------------------------
 Portfolio Name                    5 years        10 years
-----------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST:
-----------------------------------------------------------------------------------------------------------------------
EQ/Money Market                    $ 1,796.00     $ 3,927.00
-----------------------------------------------------------------------------------------------------------------------
AXA PREMIER VIP TRUST:
-----------------------------------------------------------------------------------------------------------------------
AXA Aggressive Allocation          $ 2,171.00     $ 4,644.00
AXA Conservative Allocation        $ 2,019.00     $ 4,357.00
AXA Conservative-Plus Allocation   $ 2,034.00     $ 4,386.00
AXA Moderate Allocation            $ 2,060.00     $ 4,435.00
AXA Moderate-Plus Allocation       $ 2,126.00     $ 4,559.00
-----------------------------------------------------------------------------------------------------------------------



* Because annuitization is not available in the first thirteen months from the Stylus(SM) contract date, amounts shown only apply if you were to surrender your contract.

For information on how your contract works under certain hypothetical circumstances, please see Appendix III at the end of this prospectus.



CONDENSED FINANCIAL INFORMATION

Since this contract will be offered for the first time as of the date of this prospectus, and we do not currently offer any contracts with daily asset charges of 1.15% out of Separate Account No. 49, there is no applicable condensed financial information as of December 31, 2006.


                                                                    Fee table 13

1.  Contract features and benefits

--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT
You may purchase a contract by making payments to us that we call "contributions." We require a minimum contribution amount for each type of owner and contract purchased. The following table summarizes our rules regarding contributions to your contract. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant.


We may refuse to accept any contribution if the sum of all contributions under all StylusSM contracts with the same owner or annuitant would then total more than $1,500,000 ($500,000 for owners or annuitants who are ages 81 and older at contract issue unless you elect GWBL). We may also refuse to accept any contribution if the sum of all contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these contribution limitations based on certain criteria, including benefits that have been elected, issue age, the total amount of contributions, variable investment option allocations and selling broker-dealer compensation. We reserve the right to limit aggregate contributions made after the first contract year to 150% of first-year contributions. We may accept less than the minimum initial contribution under a contract if an aggregate amount of contracts purchased at the same time by an individual (including spouse) meets the minimum.


--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life.
--------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                  Available
                 for owner
                 and annuitant    Minimum
 Contract type   issue ages      contributions           Source of contributions        Limitations on contributions(+)
-----------------------------------------------------------------------------------------------------------------------------------
NQ               0 through 85    o $5,000 (initial)      o After-tax money.             o No additional contributions may be
                                                                                          made after attainment of age 86, or if
                                 o $500 (additional)     o Paid to us by check or         later, the first contract anniversary.*
                                                           transfer of contract
                                 o $100 monthly and        value in a tax-deferred
                                   $300 quarterly          exchange under Section
                                   under our auto-         1035 of the Internal
                                   matic investment        Revenue Code.
                                   program (addi-
                                   tional)
------------------------------------------------------------------------------------------------------------------------------------
Rollover IRA     20 through 85  o $5,000 (initial)       o Eligible rollover            o No additional contributions may be
                                o $50 (additional)         distributions from             made after attainment of age 86, or if
                                                           TSA contracts or other         later, the first contract anniversary.*
                                                           403(b)arrangements, quali-
                                                           fied plans, and govern-      o Contributions after age 70-1/2 must be
                                                           mental employer 457(b) plans.   net of required minimum distributions.

                                                         o Rollovers from another       o Although we accept regular IRA contri-
                                                           traditional individual         butions (limited to $4,000 for 2007 and
                                                           retirement arrangement.        $5,000 for 2008) under Rollover IRA
                                                                                          contracts, we intend that this contract
                                                         o Direct custodian-to-           be used primarily for rollover and
                                                           custodian transfers            direct transfer contributions.
                                                           from another traditional
                                                           individual retirement        o Additional catch-up contributions of up
                                                           arrangement.                  to $1,000 can be made for calendar year
                                                                                          2007 and after where the owner is at least
                                                         o Regular IRA contributions.     age 50 but under age 70-1/2 at any time
                                                                                          during the calendar year from which the
                                                         o Additional "catch-up"          contribution is made.
                                                           contributions.
------------------------------------------------------------------------------------------------------------------------------------


14 Contract features and benefits

-----------------------------------------------------------------------------------------------------------------------------------
                  Available
                 for owner
                 and annuitant    Minimum
 Contract type   issue ages      contributions        Source of contributions              Limitations on contributions(+)
-----------------------------------------------------------------------------------------------------------------------------------
Roth IRA        20 through 85   o $5,000 (initial)   o Rollovers from another Roth IRA.   o No additional contributions may be
                                                                                            made after attainment of age 86, or, if
                                o $50 (additional)   o Rollovers from a "designated Roth    later, the first contract anniversary.*
                                                       contribution account" under a
                                                       401(k) plan or 403(b)             o Conversion rollovers after age 70-1/2
                                                       arrangement.                         must be net of required minimum
                                                                                            distributions from the traditional IRA
                                                     o Conversion rollovers from a          you are rolling over.
                                                       traditional IRA.
                                                                                          o You cannot roll over funds from a
                                                     o Direct transfers from another        traditional IRA if your adjusted gross
                                                       Roth IRA.                            income is $100,000 or more.

                                                     o Regular Roth IRA contributions.    o Although we accept regular Roth IRA
                                                                                            contributions (limited to $4,000 for
                                                     o Additional catch-up contributions.   2007 and $5,000 for 2008) under
                                                                                            Roth IRA contracts, we intend that this
                                                                                            contract be used primarily for rollover
                                                                                            and direct transfer contributions.

                                                                                          o Additional catch-up contributions of
                                                                                            up to $1,000 can be made for calen-
                                                                                            dar year 2007 and after where the
                                                                                            owner is at least age 50 at any time
                                                                                            during the calendar year for which the
                                                                                            contribution is made.
------------------------------------------------------------------------------------------------------------------------------------
QP              20 through 75   o $5,000 (initial)   o Only transfer contributions from   o We do not accept regular ongoing payroll
                                                       other investments with an            contributions.
                                o $500 (additional)    existing defined contribution
                                                       qualified plan trust.              o Only one additional transfer contribu-
                                                                                            tion may be made during a contract year.
                                                     o The plan must be qualified under
                                                       Section 401(a) of the Internal     o No additional transfer contributions
                                                       Revenue Code.                        after the attainment of age 76 or, if
                                                                                            later, the first contract anniversary.
                                                     o For 401(k) plans, transferred
                                                       contributions may not include any  o Contributions after age 70-1/2 must be
                                                       after-tax contributions,             net of any required minimum
                                                       including designated Roth            distributions.
                                                       contributions.
                                                                                          o A separate QP contract must be estab-
                                                                                            lished for each plan participant.

                                                                                          o We do not accept contributions from
                                                                                            defined benefit plans.


See Appendix I at the end of this Prospectus for a discussion of purchase considerations of QP contracts.
------------------------------------------------------------------------------------------------------------------------------------



                                              Contract features and benefits 15

 -----------------------------------------------------------------------------------------------------------------------------------
                  Available
                 for owner
                 and annuitant    Minimum
 Contract type   issue ages      contributions        Source of contributions              Limitations on contributions(+)
-----------------------------------------------------------------------------------------------------------------------------------
Flexible Premium   20 through 70  o $4,000 (initial) o Regular traditional IRA           o No regular IRA contributions in the
IRA                                                    contributions.                      calendar year you turn age 70-1/2 and
                                  o $50 (additional)                                       thereafter.
                                                     o Additional catch-up
                                                       contributions.                    o Rollover and direct transfer contribu-
                                                                                           tions may be made up to attainment
                                                     o Eligible rollover distributions     of age 86.*
                                                       from TSA contracts or other
                                                       403(b) arrangements, qualified    o Regular contributions may not exceed
                                                       plans, and governmental employer    $4,000 for 2007 and $5,000 for
                                                       457(b) plans.                       2008.

                                                     o Rollovers from another            o Rollover and direct transfer contribu-
                                                       traditional individual              tions after age 70-1/2 must be net of
                                                       retirement arrangement.             required minimum distributions.

                                                     o Direct custodian-to-custodian     o Although we accept rollover and direct
                                                       transfers from another              transfer contributions under the
                                                       traditional individual retire-      Flexible Premium IRA contract, we intend
                                                       ment arrangement.                   that this contract be used for ongoing
                                                                                           regular contributions.

                                                                                        o Additional catch-up contributions of
                                                                                          up to $1,000 can be made for calen-
                                                                                          dar year 2007 and after where the
                                                                                          owner is at least age 50 but under 70-1/2
                                                                                          at any time during the calendar year for
                                                                                          which the contribution is made.
------------------------------------------------------------------------------------------------------------------------------------
Flexible Premium  20 through 85   o $4,000 (initial) o Regular after-tax contributions. o No additional contributions may be
Roth IRA                                                                                  made after the attainment of age 86,
                                  o $50 (additional) o Additional catch-up                or, if later, the first contract
                                                       contributions.                     anniversary.*

                                                     o Rollovers from another Roth IRA. o Regular Roth IRA contributions may not exceed $4,000 for 2007 and $5,000 for
                                                     o Rollovers from a "designated       2008.
                                                       Roth contribution account"
                                                       under a 401(k) plan or 403(b)    o Contributions are subject to income
                                                       arrangement.                       limits and other tax rules.

                                                     o  Conversion rollovers from a     o Although we accept rollover and
                                                        traditional IRA.                  direct transfer contributions under the
                                                                                          Flexible Premium Roth IRA contract,
                                                     o Direct transfers from another      we intend that this contract be used
                                                       Roth IRA.                          for ongoing regular Roth IRA
                                                                                          contributions.


                                                                                        o Additional catch-up contributions of
                                                                                          up to $1,000 can be made for calen-
                                                                                          dar year 2007 and after where the
                                                                                          owner is at least age 50 at any time
                                                                                          during the calendar year for which the
                                                                                          contribution is made.
------------------------------------------------------------------------------------------------------------------------------------


16 Contract features and benefits

-----------------------------------------------------------------------------------------------------------------------------------
                  Available
                 for owner
                 and annuitant   Minimum
 Contract type   issue ages     contributions        Source of contributions            Limitations on contributions(+)
-----------------------------------------------------------------------------------------------------------------------------------
Inherited IRA      0 through 70 o $5,000 (initial)   o  Direct custodian-to-custodian   o Any additional contributions must be
Beneficiary                                             tranfers of your interest as a    from the same type of IRA of the
Continuation                    o $1,000 (additional)   death beneficiary of the          same deceased owner.
Contract (tradi-                                        deceased owner's
tional IRA or                                           traditional individual          o Rollover contributions from qualified
Roth IRA)                                               retirement arrangement or         plans, 403(b) arrangements and gov-
                                                        Roth IRA to an IRA of the         ernmental employer 457(b) plans are
                                                        the same type.                    not accepted.
------------------------------------------------------------------------------------------------------------------------------------


+ Additional contributions may not be permitted under certain conditions in your state. Please see Appendix IV later in the Prospectus to see if additional contributions are permitted in your state. For the Guaranteed withdrawal benefit for life option, additional contributions are not permitted after the later of: (i) the end of the first contract year, and
   (ii) the date you make your first withdrawal.


*  Please see Appendix IV later in this Prospectus for state variations.

See "Tax information" later in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" later in this Prospectus.


                                               Contract features and benefits 17

OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. A joint owner may also be named. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state. For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single life contracts, the surviving spouse must be the sole primary beneficiary. If you elect the GWBL on a Joint life basis, a successor owner must be named at contract issue. The successor owner must be the owner's spouse.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. This option may not be available under your contract. See "Inherited IRA beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.

Under QP contracts, the owner must be the trustee of the qualified plan and the annuitant must be the plan participant/employee. See Appendix I at the end of this Prospectus for more information on QP contracts.

--------------------------------------------------------------------------------
A "participant" is an individual who is currently, or was formerly, participating in an eligible employer's qualified plan.
--------------------------------------------------------------------------------
Certain benefits under your contract, as described later in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. We do not permit joint annuitants unless you elect the Guaranteed withdrawal benefit for life on a Joint life basis, and the contract is owned by a non-natural owner. The annuitant and joint annuitant must be spouses. Under QP contracts, all benefits are based on the age of the annuitant.


HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to a Section 1035 tax-free exchange or a direct transfer. We do not accept third-party checks endorsed to us except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form.

For your convenience, we will accept initial and additional contributions by wire transmittal from certain broker-dealers who have agreements with us for this purpose. Under some circumstances, such contributions are considered received by us when your order is taken by such broker-dealers. Additional contributions may also be made under our automatic investment program. These methods of payment are discussed in detail in "More information" later in this Prospectus.


--------------------------------------------------------------------------------
The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12-month period beginning on your contract date and each 12-month period after that date is a "contract year."
The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is
April 30.
--------------------------------------------------------------------------------
Your initial contribution must generally be accompanied by an application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you specifically direct us to keep your contribution until we receive the required information.

--------------------------------------------------------------------------------
Our "business day" is generally any day the New York Stock Exchange is open for trading and generally ends at 4:00 p.m. Eastern Time. A business day does not include a day we choose not to open due to emergency conditions. We may also close early due to emergency conditions.
--------------------------------------------------------------------------------
WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

You can choose from among the variable investment options. Your investment results in any one of the variable investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available portfolios, their investment objectives and their advisers.



18  Contract features and benefits

PORTFOLIOS OF THE TRUSTS


You should note that some portfolios have objectives and strategies that are substantially similar to those of certain funds that are purchased directly rather than under a variable insurance product such as the Stylus(SM) contract. These portfolios may even have the same manager(s) and/or a similar name. However, there are numerous factors that can contribute to differences in performance between two investments, particularly over short periods of time. Such factors may include fees and expenses; the timing of stock purchases and sales; differences in fund cash flows; and specific strategies employed by the portfolio manager.


AXA Equitable serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. As such, AXA Equitable oversees the activities of the investment advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those advisers. The advisers for these Portfolios, listed in the chart below, are those who make the investment decisions for each Portfolio. The chart also indicates the investment manager for each of the other Portfolios.

-----------------------------------------------------------------------------------------------------------------------------------
EQ Advisors Trust
Portfolio Name                 Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET               Seeks to obtain a high level of current income, preserve   o The Dreyfus Corporation
                              its assets and maintain liquidity.
------------------------------------------------------------------------------------------------------------------------------------
AXA Premier VIP Trust
Portfolio Name                Objective                                                  Adviser(s)
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE ALLOCATION   Seeks a high level of current income.                      o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE-PLUS         Seeks current income and growth of capital, with a         o AXA Equitable
ALLOCATION                    greater emphasis on current income.
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION       Seeks long-term capital appreciation and current income.   o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS             Seeks long-term capital appreciation and current income,   o AXA Equitable
ALLOCATION                    with a greater emphasis on capital appreciation.
------------------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION     Seeks long-term capital appreciation.                      o AXA Equitable
------------------------------------------------------------------------------------------------------------------------------------


You should consider the investment objective, risks, and charges and expenses of the Portfolios carefully before investing. The prospectuses for the Portfolios, which are attached to this prospectus, contain this and other important information about the Portfolios. The prospectuses should be read carefully before investing.



                                               Contract features and benefits 19

ALLOCATING YOUR CONTRIBUTIONS

You may choose between self-directed and dollar cost averaging to allocate your contributions under your contract. Subsequent contributions are allocated according to instructions on file unless you provide new instructions.


SELF-DIRECTED ALLOCATION

You may allocate your contributions to one or more of the variable investment options. Allocations must be in whole percentages and you may change your allocations at any time. The total of your allocations into all available variable investment options must equal 100%.


DOLLAR COST AVERAGING

We offer two dollar cost averaging programs. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available variable investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses.

--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------

12 MONTH DOLLAR COST AVERAGING PROGRAM. You may dollar cost average from the 12 month dollar cost averaging option (which is part of the EQ/Money Market option) into any of the other variable investment options. You may elect to participate in the 12 month dollar cost averaging program at any time subject to the age limitation on contributions described earlier in this Prospectus. Contributions into the account for 12 month dollar cost averaging may not be transfers from other variable investment options. You must allocate your entire initial contribution into the 12 month dollar cost averaging option if you are selecting the 12 month dollar cost averaging program at application to purchase a Stylus(SM) contract; thereafter, initial allocations to any new 12 month dollar cost averaging program time period must be at least $2,000 and any subsequent contribution to that same time period must be at least $250. You may only have one time period in effect at any time. We will transfer your value in the 12 month dollar cost averaging option into the other variable investment options that you select over the next 12 months or such other period we may offer. Once the time period then in effect has run, you may then select to participate in the dollar cost averaging program for an additional time period. At that time, you may also select a different allocation for transfers to the variable investment options, or, if you wish, we will continue to use the selection that you have previously made.


Currently, the transfer date will be the same day of the month as the contract date, but not later than the 28th. For a 12 month dollar cost averaging program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the 12 month dollar cost averaging program, but not later than the 28th of the month. All amounts will be transferred out by the end of the time period then in effect.

The only amounts that should be transferred from the 12 month dollar cost averaging option are your regularly scheduled transfers to the other variable investment options. If you request to transfer or withdraw any other amounts from the 12 month dollar cost averaging option, we will transfer all of the value that you have remaining in the 12 month dollar cost averaging option to the variable investment options according to the allocation percentages we have on file for you. You may ask us to cancel your participation at any time.

If you elect the Guaranteed withdrawal benefit for life, the 12 month dollar cost averaging program is not available.


GENERAL DOLLAR COST AVERAGING PROGRAM. If your value in the EQ/Money Market option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to the other variable investment options. You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market option have been transferred out. The minimum amount that we will transfer each time is $250.

If, on any transfer date, your value in the EQ/Money Market option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

                      ----------------------------------

You may not participate in either dollar cost averaging program if you are participating in the rebalancing program. See "Transferring your money among investment options" later in this Prospectus. You may participate in only one dollar cost averaging program at a time. For information on how the dollar cost averaging program you select may affect certain guaranteed benefits see "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" immediately below.


GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED MINIMUM INCOME BENEFIT BASE


This section does not apply if you elect GWBL. For information about the GWBL death benefits and benefit bases, see "Guaranteed withdrawal benefit for life ("GWBL")" later in this section.


The Guaranteed minimum death benefit base and Guaranteed minimum income benefit base (hereinafter, in this section called your "benefit base") are used to calculate the Guaranteed minimum income benefit and the death benefits, as described in this section. Your benefit base is not an account value or a cash value. See also "Guaranteed minimum income benefit option" and "Guaranteed minimum death benefit" below.



20  Contract features and benefits

STANDARD DEATH BENEFIT. Your benefit base is equal to:

o your initial contribution and any additional contributions to the contract;
    less


o a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in the Prospectus.


6% ROLL-UP TO AGE 85 (USED FOR THE GREATER OF 6% ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT AND FOR THE GUARANTEED MINIMUM INCOME BENEFIT). Your benefit base is equal to:

o your initial contribution and any additional contributions to the contract;
  plus

o daily roll-up; less


o a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in the Prospectus.


The effective annual roll-up rate credited to the benefit base is:

o 6% with respect to the variable investment options (other than EQ/Money Market), and monies allocated to the 12 month dollar cost averaging program; and

o 3% with respect to the EQ/Money Market.

The benefit base stops rolling up after the contract anniversary following the owner's (or older joint owner's, if applicable) 85th birthday. For contracts with non-natural owners, the benefit base stops rolling up after the contract anniversary following the annuitant's 85th birthday.

ANNUAL RATCHET TO AGE 85 (USED FOR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT AND THE GREATER OF 6% ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT AND FOR THE GUARANTEED MINIMUM INCOME BENEFIT). Your benefit base is equal to the greater of either:

o your initial contribution to the contract (plus any additional contributions),
                                       or

o your highest account value on any contract anniversary up to the contract anniversary following the owner's (or older joint owner's, if applicable) 85th birthday, plus any contributions made since the most recent annual ratchet, less


o a deduction that reflects any withdrawals you make (including any applicable withdrawal charges). The amount of the deduction is described under "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in the Prospectus.


For contracts with non-natural owners, the last contract anniversary a ratchet could occur is based on the annuitant's age.



GREATER OF 6% ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85 ENHANCED DEATH BENEFIT AND THE GUARANTEED MINIMUM INCOME BENEFIT. Your benefit base is equal to the greater of the benefit base computed for the 6% Roll-Up to age 85 or the benefit base computed for the Annual Ratchet to age 85, as described immediately above, on each contract date anniversary. For the Guaranteed minimum income benefit, the benefit base is reduced by any applicable withdrawal charge remaining when the option is exercised. For more information, see "Withdrawal charge" in "Charges and expenses" later in the Prospectus.



GUARANTEED MINIMUM DEATH BENEFIT/GUARANTEED MINIMUM INCOME BENEFIT ROLL-UP BENEFIT BASE RESET. If both the Guaranteed minimum income benefit AND the Greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit (the "Greater of enhanced death benefit") are elected, you may reset the Roll-Up benefit base for these guaranteed benefits to equal the account value on any contract date anniversary until age 75. The reset amount would equal the account value as of the contract date anniversary on which you reset your Roll-Up benefit base. The 6% Roll-Up continues to age 85 on any reset benefit base.

We will send you a notice in each year that the Roll-Up benefit base is eligible to be reset, and you will have 30 days from your contract date anniversary to reset your Roll-Up benefit base. Each time you reset the Roll-Up benefit base, your Roll-Up benefit base will not be eligible for another reset until the next contract date anniversary. If after your death your spouse continues this contract, the benefit base will be eligible to be reset on each contract date anniversary, if applicable. The last age at which the benefit base is eligible to be reset is owner (or older joint owner, if applicable) age
75. For contracts with non-natural owners, reset eligibility is based on the annuitant's age.

It is important to note that once you have reset your Roll-Up benefit base, a new waiting period to exercise the Guaranteed minimum income benefit will apply from the date of reset: you may not exercise until the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset. See "Exercise rules" under "Guaranteed minimum income benefit option" below for more information. Please note that in almost all cases, resetting your Roll-Up benefit base will lengthen the exercise waiting period. Also, although there is no additional charge when you reset your Roll-Up benefit base, the total dollar amount charged on future contract date anniversaries may increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See "Charges and expenses" in the Prospectus. Also, owners of tax-qualified contracts (IRA and QP) generally should not reset the Roll-Up benefit base if lifetime required minimum distributions must begin before the end of the new exercise waiting period. See "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus.



                                              Contract features and benefits  21

The Roll-Up benefit base for both the Greater of enhanced death benefit and the Guaranteed minimum income benefit are reset simultaneously when you request a Roll-Up benefit base reset. You cannot elect a Roll-Up benefit base reset for one benefit and not the other.



ANNUITY PURCHASE FACTORS

Annuity purchase factors are the factors applied to determine your periodic payments under the Guaranteed minimum income benefit and annuity payout options. The Guaranteed minimum income benefit is discussed under "Guaranteed minimum income benefit option" below and annuity payout options are discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus. Annuity purchase factors are based on interest rates, mortality tables, frequency of payments, the form of annuity benefit, and the owner's (and any joint owner's) age and sex in certain instances. Your contract specifies different guaranteed annuity purchase factors for the Guaranteed minimum income benefit and the annuity payout options. We may provide more favorable current annuity purchase factors for the annuity payout options but we will always use the guaranteed purchase factors to determine your periodic payments under the Guaranteed minimum income benefit.


GUARANTEED MINIMUM INCOME BENEFIT OPTION

The Guaranteed minimum income benefit is available if the owner is age 20 through 75 at the time the contract is issued. If the contract is jointly owned, the guaranteed minimum income benefit will be calculated on the basis of the older owner's age. There is an additional charge for the Guaranteed minimum income benefit which is described under "Guaranteed minimum income benefit charge" in "Charges and expenses" later in this Prospectus. Once you purchase the Guaranteed minimum income benefit, you may not voluntarily terminate this benefit.

If you are purchasing this contract as an Inherited IRA or if you elect the Guaranteed withdrawal benefit for life, the Guaranteed minimum income benefit is not available. If you are purchasing this contract to fund a Charitable Remainder Trust, the Guaranteed minimum income benefit is not available, except for certain split-funded Charitable Remainder Trusts. If the owner was older than age 60 at the time an IRA or QP contract was issued, the Guaranteed minimum income benefit may not be an appropriate feature because the minimum distributions required by tax law generally must begin before the Guaranteed minimum income benefit can be exercised.

If you elect the Guaranteed minimum income benefit option and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus for more information.

The Guaranteed minimum income benefit guarantees you a minimum amount of fixed income under your choice of a life annuity fixed payout option or a life with a period certain payout option. You choose which of these payout options you want and whether you want the option to be paid on a single or joint life basis at the time you exercise your Guaranteed minimum income benefit. The maximum period certain available under the life with a period certain payout option is 10 years. This period may be shorter, depending on the owner's age, as follows:



--------------------------------------------------------------------------------
        Level payments
--------------------------------------------------------------------------------
                     Period certain years
                     -----------------------------------------------------------
         Owner's
  age at exercise    IRAs   NQ
--------------------------------------------------------------------------------
   75 and younger    10    10
         76           9    10
         77           8    10
         78           7    10
         79           7    10
         80           7    10
         81           7     9
         82           7     8
         83           7     7
         84           6     6
         85           5     5
--------------------------------------------------------------------------------
We may also make other forms of payout options available. For a description of payout options, see "Your annuity payout options" in "Accessing your money" later in this Prospectus.

--------------------------------------------------------------------------------
The Guaranteed minimum income benefit should be regarded as a safety net only.
--------------------------------------------------------------------------------
When you exercise the Guaranteed minimum income benefit, the annual lifetime income that you will receive will be the greater of (i) your Guaranteed minimum income benefit which is calculated by applying your Guaranteed minimum income benefit base, less any applicable withdrawal charge remaining, at guaranteed annuity purchase factors, or (ii) the income provided by applying your account value at our then current annuity purchase factors. You may also elect to receive monthly or quarterly payments as an alternative. The payments will be less than 1/12 or 1/4 of the annual payments, respectively, due to the effect of interest compounding. The benefit base is applied only to the guaranteed annuity purchase factors under the Guaranteed minimum income benefit in your contract and not to any other guaranteed or current annuity purchase rates. The amount of income you actually receive will be determined when we receive your request to exercise the benefit.

When you elect to receive annual lifetime income, your contract will terminate and you will receive a new contract for the annuity payout option. For a discussion of when your payments will begin and end, see "Exercise of Guaranteed minimum income benefit" below.

Before you elect the Guaranteed minimum income benefit you should consider the fact that it provides a form of insurance and is based on conservative actuarial factors. The guaranteed annuity purchase factors we use to determine your payout annuity benefit under the Guaranteed minimum income benefit are more conservative than the guaranteed annuity purchase factors we use for our standard payout annuity options. This means that, assuming the same amount is applied to purchase the benefit and that we use guaranteed annuity purchase factors to compute the benefit, each periodic payment under the Guaranteed minimum income benefit payout annuity will be



22  Contract features and benefits
smaller than each periodic payment under our standard payout annuity options. Therefore, even if your account value is less than your benefit base, you may generate more income by applying your account value to current annuity purchase factors. We will make this comparison for you when the need arises.


GUARANTEED MINIMUM INCOME BENEFIT "NO LAPSE GUARANTEE". In general, if your account value falls to zero (except, as discussed below, if your account value falls to zero due to a withdrawal that causes your total contract year withdrawals to exceed 6% of the Roll-Up benefit base as of the beginning of the contract year), the Guaranteed minimum income benefit will be exercised automatically, based on the owner's (or older joint owner's, if applicable) current age and benefit base, as follows:


o You will be issued a supplementary contract based on a single life with a maximum 10 year period certain. Payments will be made annually starting one year from the date the account value fell to zero.

o You will have 30 days from when we notify you to change the payout option and/or the payment frequency.

The no lapse guarantee will terminate under the following circumstances:

o If your account value falls to zero due to a withdrawal that causes your total contract year withdrawals to exceed 6% of the Roll-Up benefit base (as of the beginning of the contract year);

o If your aggregate withdrawals during any contract year exceed 6% of the Roll-Up benefit base (as of the beginning of the contract year, or in the first contract year all contributions received in the first 90 days);

o Upon the contract date anniversary following the owner (or older joint owner, if applicable) reaching age 85.

Please note that if you participate in our Automatic RMD service, an automatic withdrawal under that program will not cause the no lapse guarantee to terminate even if a withdrawal causes your total contract year withdrawals to exceed 6% of your Roll-Up benefit base.

ILLUSTRATIONS OF GUARANTEED MINIMUM INCOME BENEFIT. Assuming the 6% Roll-Up to age 85 benefit base, the table below illustrates the Guaranteed minimum income benefit amounts per $100,000 of initial contribution, for a male owner age 60 (at issue) on the contract date anniversaries indicated, who has elected the life annuity fixed payout option, using the guaranteed annuity purchase factors as of the date of this Prospectus, assuming no additional contributions or withdrawals, and assuming there were no allocations to the EQ/Money Market.


--------------------------------------------------------------------------------
                                Guaranteed minimum
      Contract date        income benefit -- annual
 anniversary at exercise   income payable for life
--------------------------------------------------------------------------------
            10                     $10,065
            15                     $15,266
--------------------------------------------------------------------------------


EXERCISE OF GUARANTEED MINIMUM INCOME BENEFIT. On each contract date anniversary that you are eligible to exercise the Guaranteed minimum income benefit, we will send you an eligibility notice illustrating how much income could be provided as of the contract date anniversary. You must notify us within 30 days following the contract date anniversary if you want to exercise the Guaranteed minimum income benefit. You must return your contract to us, along with all required information within 30 days following your contract date anniversary, in order to exercise this benefit. Upon exercise of the Guaranteed minimum income benefit, the owner will become the annuitant, and the contract will be annuitized on the basis of the owner's life. You will begin receiving annual payments one year after the annuity payout contract is issued. If you choose monthly or quarterly payments, you will receive your payment one month or one quarter after the annuity payout contract is issued. You may choose to take a withdrawal prior to exercising the Guaranteed minimum income benefit, which will reduce your payments. You may not partially exercise this benefit. See "Accessing your money" under "Withdrawing your account value" later in this Prospectus. Payments end with the last payment before the annuitant's (or joint annuitant's, if applicable) death or, if later, the end of the period certain (where the payout option chosen includes a period certain).

EXERCISE RULES. Eligibility to exercise the Guaranteed minimum income benefit is based on the owner's (or older joint owner's, if applicable) age as follows:


o If you were at least age 20 and no older than age 44 when the contract was issued, you are eligible to exercise the Guaranteed minimum income benefit within 30 days following each contract date anniversary beginning with the 15th contract date anniversary.

o If you were at least age 45 and no older than age 49 when the contract was issued, you are eligible to exercise the Guaranteed minimum income benefit within 30 days following each contract date anniversary after age 60.

o If you were at least age 50 and no older than age 75 when the contract was issued, you are eligible to exercise the Guaranteed minimum income benefit within 30 days following each contract date anniversary beginning with the 10th contract date anniversary.

Please note:

(i) the latest date you may exercise the Guaranteed minimum income benefit is within 30 days following the contract date anniversary following your 85th birthday;

(ii) if you were age 75 when the contract was issued or the Roll-Up benefit base was reset, the only time you may exercise the Guaranteed minimum income benefit is within 30 days following the contract date anniversary following your attainment of age 85;


(iii) for Stylus(SM) QP contracts, the Plan participant can exercise the Guaranteed minimum income benefit only if he or she elects to take a distribution from the Plan and, in connection with this distribution, the Plan's trustee changes the ownership of the contract to the participant. This effects a rollover of the Stylus(SM) QP contract into a Stylus(SM) Rollover IRA. This process must be completed within the 30-day timeframe following the contract date anniversary in order for the Plan participant to be eligible to exercise. However, if the Guaranteed minimum income benefit is automatically exercised as a result of the no lapse guarantee, a rollover into an IRA will not be effected and payments will be made directly to the trustee;



                                              Contract features and benefits  23

(iv) if you reset the Roll-Up benefit base (as described earlier in this section), your new exercise date will be the tenth contract date anniversary following the reset or, if later, the earliest date you would have been permitted to exercise without regard to the reset. Please note that in almost all cases, resetting your Roll-Up benefit base will lengthen the waiting period;


(v) a spouse beneficiary or younger spouse joint owner under Spousal continuation may only continue the Guaranteed minimum income benefit if the contract is not past the last date on which the original owner could have exercised the benefit. In addition, the spouse beneficiary or younger spouse joint owner must be eligible to continue the benefit and to exercise the benefit under the applicable exercise rule (described in the above bullets) using the following additional rules. The spouse beneficiary or younger spouse joint owner's age on the date of the owner's death replaces the owner's age at issue for purposes of determining the availability of the benefit and which of the exercise rules applies. The original contract issue date will continue to apply for purposes of the exercise rules;

(vi) if the contract is jointly owned, you can elect to have the Guaranteed minimum income benefit paid either: (a) as a joint life benefit or (b) as a single life benefit paid on the basis of the older owner's age; and

(vii) if the contract is owned by a trust or other non-natural person, eligibility to elect or exercise the Guaranteed minimum income benefit is based on the annuitant's age, rather than the owner's.

See "Effect of the owner's death" under "Payment of death benefit" later in this Prospectus for more information.

Please see both "Insufficient account value" in "Determining your contract value" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" and the section entitled "Charges and expenses" later in this Prospectus for more information on these guaranteed benefits.



GUARANTEED MINIMUM DEATH BENEFIT

This section does not apply if you elect GWBL. For information about the GWBL death benefits and benefit bases, see "Guaranteed withdrawal benefit for life ("GWBL")" later in this section.

Your contract provides a death benefit. If you do not elect one of the enhanced death benefits described below, the death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment, OR the standard death benefit, whichever provides the higher amount. The standard death benefit is equal to your total contributions, adjusted for withdrawals (and any associated withdrawal charges). The standard death benefit is the only death benefit available for owners (or older joint owners, if applicable) ages 76 through 85 at issue. Once your contract is issued, you may not change or voluntarily terminate your death benefit.

If you elect one of the enhanced death benefits, the death benefit is equal to your account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, information and forms necessary to effect payment, or your elected enhanced death benefit on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals (and associated withdrawal charges), whichever provides the higher amount. See "Payment of death benefit" later in this Prospectus for more information.


Any of the enhanced death benefits or the standard death benefit can be elected by themselves or with the Guaranteed minimum income benefit.

If you elect one of the enhanced death benefit options described below and change ownership of the contract, generally the benefit will automatically terminate. If this occurs, any enhanced death benefit elected will be replaced with the standard death benefit. For contracts with non-natural owners, the death benefit will be payable upon the death of the annuitant. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.


OPTIONAL ENHANCED DEATH BENEFIT APPLICABLE FOR OWNER (OR OLDER JOINT OWNER, IF APPLICABLE) AGES 0 THROUGH 75 AT ISSUE OF NQ CONTRACTS; 20 THROUGH 75 AT ISSUE OF ROLLOVER IRA, ROTH IRA, AND FLEXIBLE PREMIUM ROTH IRA CONTRACTS; 20 THROUGH 70 AT ISSUE OF FLEXIBLE PREMIUM IRA CONTRACTS; 0 THROUGH 70 AT ISSUE FOR INHERITED IRA CONTRACTS; AND 20 THROUGH 75 AT ISSUE OF QP CONTRACTS. FOR CONTRACTS WITH NON-NATURAL OWNERS, THE AVAILABLE DEATH BENEFITS ARE BASED ON THE ANNUITANT'S AGE.

Subject to state availability (see Appendix IV later in this Prospectus for state availability of these benefits), you may elect one of the following enhanced death benefits:

o Annual Ratchet to age 85.


o The Greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85.


Each enhanced death benefit is equal to its corresponding benefit base described earlier in "Guaranteed minimum death benefit and Guaranteed minimum income benefit base." Once you have made your enhanced death benefit election, you may not change it.

Please see both "Insufficient account value" in "Determining your contract value" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" in "Accessing your money" and the section entitled "Charges and expenses" later in this Prospectus for more information on these guaranteed benefits.

See Appendix II later in this Prospectus for an example of how we calculate an enhanced death benefit.


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE ("GWBL")

For an additional charge, the Guaranteed withdrawal benefit for life ("GWBL") guarantees that you can take withdrawals up to a maximum amount per year (your "Guaranteed annual withdrawal amount"). This benefit is not available at issue ages younger than 45. You may elect one of our automated payment plans or you may take partial with-


24  Contract features and benefits
drawals. All withdrawals reduce your account value and Guaranteed minimum death benefit. See "Accessing your money" later in this Prospectus.

You may buy this benefit on a single life ("Single life") or a joint life ("Joint life") basis. Under a Joint life contract, lifetime withdrawals are guaranteed for the life of both the owner and successor owner (or annuitant and joint annuitant, as applicable).

For Joint life contracts, a successor owner may be named at contract issue only. The successor owner must be the owner's spouse. If you and the successor owner are no longer married, you may either: (i) drop the original successor owner or (ii) replace the original successor owner with your new spouse. This can only be done before the first withdrawal is made from the contract. After the first withdrawal, the successor owner can be dropped but cannot be replaced. If the successor owner is dropped after withdrawals begin, the charge will continue based on a Joint life basis. For NQ contracts, you have the option to designate the successor owner as a joint owner.

For Joint life contracts owned by a non-natural owner, a joint annuitant may be named at contract issue only. The annuitant and joint annuitant must be spouses. If the annuitant and joint annuitant are no longer married, you may either: (i) drop the joint annuitant or (ii) replace the original joint annuitant with the annuitant's new spouse. This can only be done before the first withdrawal. After the first withdrawal, the joint annuitant may be dropped but cannot be replaced. If the joint annuitant is dropped after withdrawals begin, the charge continues based on a Joint life basis. Joint annuitants are not permitted under any other contracts.

This benefit is not available under an Inherited IRA contract. Joint life QP contracts are not permitted.

The cost of the GWBL benefit will be deducted from your account value on each contract date anniversary. Please see "Guaranteed withdrawal benefit for life benefit charge" in "Charges and expenses" later in this Prospectus for a description of the charge.

You should not purchase this benefit if:

o You plan to take withdrawals in excess of your Guaranteed annual withdrawal amount because those withdrawals may significantly reduce or eliminate the value of the benefit (see "Effect of Excess withdrawals" below in this section);

o   You are interested in long term accumulation rather than taking withdrawals;

o You are using the contract to fund a QP contract where withdrawal restrictions will apply; or

o You plan to use it for withdrawals prior to age 59-1/2, as the taxable amount of the withdrawal will be includible in income and subject to an additional 10% federal income tax penalty, as discussed later in this Prospectus.

For traditional IRAs and QP contracts, you may take your lifetime required minimum distributions ("RMDs") without losing the value of the GWBL benefit, provided you comply with the conditions described under "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus, including utilizing our Automatic RMD service. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether it is appropriate. Please consult your tax adviser.


GWBL BENEFIT BASE

At issue, your GWBL benefit base is equal to your initial contribution and will increase or decrease, as follows:

o Your GWBL benefit base increases by the dollar amount of any subsequent contributions.

o Your GWBL benefit base may be increased on each contract date anniversary, as described below under "Annual ratchet" and "5% deferral bonus."

o Your GWBL benefit base is not reduced by withdrawals except those with-drawals that cause total withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount ("Excess withdrawal"). See "Effect of Excess withdrawals" below in this section.


GUARANTEED ANNUAL WITHDRAWAL AMOUNT

Your initial Guaranteed annual withdrawal amount is equal to a percentage of the GWBL benefit base. The initial applicable percentage ("Applicable percentage") is based on the owner's age at the time of the first withdrawal. For Joint life contracts, the initial Applicable percentage is based on the age of the owner or successor owner, whoever is younger at the time of the first withdrawal. For contracts held by non-natural owners, the initial Applicable percentage is based on the annuitant's age or on the younger annuitant's age, if applicable, at the time of the first withdrawal. If your GWBL benefit base ratchets, as described below in this section under "Annual Ratchet," on any contract anniversary after you begin taking withdrawals, your Applicable percentage may increase based on your attained age at the time of the ratchet. The Applicable percentages are as follows:


--------------------------------------------------------------------------------
 Age                                     Applicable percentage
--------------------------------------------------------------------------------
45-64                                    4.0%
65-85                                    5.0%
--------------------------------------------------------------------------------

We will recalculate the Guaranteed annual withdrawal amount on each contract date anniversary and as of the date of any subsequent contribution or Excess withdrawal, as described below under "Effect of Excess withdrawals" and "Subsequent contributions." The withdrawal amount is guaranteed never to decrease as long as there are no Excess withdrawals.

Your Guaranteed annual withdrawals are not cumulative. If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

The withdrawal charge, if applicable, is waived for withdrawals up to the Guaranteed annual withdrawal amount, but all withdrawals are counted toward your free withdrawal amount. See "Withdrawal charge" in "Charges and expenses" later in this Prospectus.


                                              Contract features and benefits  25

EFFECT OF EXCESS WITHDRAWALS

An Excess withdrawal is caused when you withdraw more than your Guaranteed annual withdrawal amount in any contract year. Once a withdrawal causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, the entire amount of that withdrawal and each subsequent withdrawal in that contract year are considered Excess withdrawals.

An Excess withdrawal can cause a significant reduction in both your GWBL benefit base and your Guaranteed annual withdrawal amount. If you make an Excess withdrawal, we will recalculate your GWBL benefit base and the Guaranteed annual withdrawal amount, as follows:

     o The GWBL benefit base is reset as of the date of the Excess withdrawal to equal the lesser of: (i) the GWBL benefit base immediately prior to the Excess withdrawal and (ii) the account value immediately following the Excess withdrawal.

     o The Guaranteed annual withdrawal amount is recalculated to equal the Applicable percentage multiplied by the reset GWBL benefit base.

You should not purchase this contract if you plan to take withdrawals in excess of your Guaranteed annual withdrawal amount as such withdrawals may significantly reduce or eliminate the value of the GWBL benefit. If your account value is less than your GWBL benefit base (due, for example, to negative market performance), an Excess withdrawal, even one that is only slightly more than your Guaranteed annual withdrawal amount, can significantly reduce your GWBL benefit base and the Guaranteed annual withdrawal amount.

For example, assume your Income base is $100,000 and your account value is $80,000 when you decide to begin taking withdrawals at age 65. Your Guaranteed annual withdrawal amount is equal to $5,000 (5.0% of $100,000). You take an initial withdrawal of $8,000. Since your Income base is immediately reset to equal the lesser of your GWBL benefit base prior to the Excess withdrawal ($100,000) and your account value immediately following the Excess withdrawal ($80,000 minus $8,000), your GWBL benefit base is now $72,000. In addition, your Guaranteed annual withdrawal amount is reduced to $3,600 (5.0% of $72,000), instead of the original $5,000. See "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

You should note that an Excess withdrawal that reduces your account value to zero terminates the contract, including all benefits, without value. See "Insufficient account value" in "Determining your contract value" later in this Prospectus.

In general, if you purchase this contract as a traditional IRA or QP and participate in our Automatic RMD service, an automatic withdrawal under that program will not cause an Excess withdrawal, even if it exceeds your Guaranteed annual withdrawal amount. For more information, see "Lifetime required minimum distribution withdrawals" in "Accessing your money" later in this Prospectus.


ANNUAL RATCHET


Your GWBL benefit base is recalculated on each contract date anniversary to equal the greater of: (i) the account value and (ii) the most recent GWBL benefit base. If your account value is greater, we will ratchet up your GWBL benefit base to equal your account value. If your GWBL benefit base ratchets on any contract anniversary after you begin taking withdrawals, your Applicable percentage may increase based on your attained age at the time of the ratchet. Your Guaranteed annual withdrawal amount will also be increased, if applicable, to equal your Applicable percentage times your new GWBL benefit base.


If your GWBL benefit base ratchets, we may increase the charge for the benefit. Once we increase the charge, it is increased for the life of the contract. We will permit you to opt out of the ratchet if the charge increases. If you choose to opt out, your charge will stay the same but your GWBL benefit base will no longer ratchet. Upon request, we will permit you to accept a GWBL benefit base ratchet with the charge increase on a subsequent contract anniversary. For a description of the charge increase, see "Guaranteed withdrawal benefit for life benefit charge" in "Charges and expenses" later in this Prospectus.


5% DEFERRAL BONUS

At no additional charge, during the first ten contract years, in each year you have not taken a withdrawal, we will increase your GWBL benefit base by an amount equal to 5% of your total contributions. If the Annual Ratchet (as discussed immediately above) occurs on any contract date anniversary, for the next and subsequent contract years, the bonus will be 5% of the most recent ratcheted GWBL benefit base plus any subsequent contributions. If the GWBL benefit base is reduced due to an Excess withdrawal, the 5% deferral bonus will be calculated using the reset GWBL benefit base plus any applicable contributions. The deferral bonus generally excludes contributions made in the prior 12 months. In the first contract year, the deferral bonus is determined using all contributions received in the first 90 days of the contract year.

On any contract date anniversary on which you are eligible for a bonus, we will calculate the applicable bonus amount. If, when added to the current GWBL benefit base, the amount is greater than your account value, that amount will become your new GWBL benefit base. If that amount is less than or equal to your account value, your GWBL benefit base will be ratcheted to equal your account value, and the 5% deferral bonus will not apply. If you opt out of the Annual Ratchet (as discussed immediately above), the 5% deferral bonus will still apply.


SUBSEQUENT CONTRIBUTIONS

Subsequent contributions are not permitted after the later of: (i) the end of the first contract year and (ii) the date the first withdrawal is taken.

Anytime you make an additional contribution, your GWBL benefit base will be increased by the amount of the contribution. Your Guaranteed annual withdrawal amount will be equal to the Applicable percentage of the increased GWBL benefit base.


GWBL GUARANTEED MINIMUM DEATH BENEFIT

There are two guaranteed minimum death benefits available if you elect the GWBL option: (i) the GWBL Standard death benefit, which is available at no additional charge for owner issue ages 45-85, and (ii) the GWBL Enhanced death benefit, which is available for an additional charge for owner issue ages 45-75.


26  Contract features and benefits

The GWBL Standard death benefit is equal to the GWBL Standard death benefit base. The GWBL Standard death benefit base is equal to your initial contribution and any additional contributions less a deduction that reflects any withdrawals you make (see "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus).

The GWBL Enhanced death benefit is equal to the GWBL Enhanced death benefit base.

Your initial GWBL Enhanced death benefit base is equal to your initial contribution and will increase or decrease, as follows:

o Your GWBL Enhanced death benefit base increases by the dollar amount of any subsequent contribution;

o Your GWBL Enhanced death benefit base increases to equal your account value if ratcheted, as described above in this section;

o Your GWBL Enhanced death benefit base increases by any 5% deferral bonus, as described above in this section;

o Your GWBL Enhanced death benefit base decreases by an amount which reflects any withdrawals you make;

See "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" in "Accessing your money" later in this prospectus.


The death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for method of payment, information and forms necessary to effect payment or the applicable GWBL Guaranteed minimum death benefit on the date of the owner's death adjusted for any subsequent withdrawals (and associated withdrawal charges), whichever provides a higher amount. For more information, see "Withdrawal charge" in "Charges and expenses" later in the Prospectus.




EFFECT OF YOUR ACCOUNT VALUE FALLING TO ZERO

If your account value falls to zero due to an Excess withdrawal, we will terminate your contract and you will receive no further payments or benefits.


If an Excess withdrawal results in a withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero.


However, if your account value falls to zero, either due to a withdrawal or surrender that is not an Excess withdrawal or due to a deduction of charges, please note the following:


o Your Stylus(SM) contract terminates and you will receive a supplementary life annuity contract setting forth your continuing benefits. The owner of the Stylus(SM) contract will be the owner and annuitant. The successor owner, if applicable, will be the joint annuitant. If the owner is non-natural, the annuitant and joint annuitant, if applicable, will be the same as under your Stylus(SM) contract.


o No subsequent contributions will be permitted.

o If you were taking withdrawals through the "Maximum payment plan," we will continue the scheduled withdrawal payments on the same basis.


o If you were taking withdrawals through the "Customized payment plan" or in unscheduled partial withdrawals, we will pay the balance of the Guaranteed annual withdrawal amount for that contract year in a lump sum. Payment of the Guaranteed annual withdrawal amount will begin on the next contract date anniversary.


o Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually if automatic payments were not being made.

o Any guaranteed minimum death benefit remaining under the original contract will be carried over to the supplementary life annuity contract. The death benefit will no longer grow and will be reduced on a dollar for dollar basis as payments are made. If there is any remaining death benefit upon the death of the owner and successor owner, if applicable, we will pay it to the beneficiary.

o The charge for the Guaranteed withdrawal benefit for life and the GWBL Enhanced death benefit will no longer apply.


o If at the time of your death the Guaranteed annual withdrawal amount was being paid to you as a supplementary life annuity contract, your beneficiary may not elect the Beneficiary continuation option.



OTHER IMPORTANT CONSIDERATIONS

o This benefit may be of limited usefulness to you if you do not intend to take withdrawals in the near future.

o Amounts withdrawn in excess of your Guaranteed annual withdrawal amount may be subject to a withdrawal charge, if applicable, as described in "Charges and expenses" later in the Prospectus. In addition, all withdrawals count toward your free withdrawal amount for that contract year. Excess withdrawals can significantly reduce or completely eliminate the value of the GWBL and GWBL Enhanced death benefit. See "Effect of Excess withdrawals" above in this section and "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

o Withdrawals are not considered as annuity payments for tax purposes, and may be subject to an additional 10% federal income tax penalty before age 59-1/2. See "Tax information" later in this Prospectus.

o All withdrawals reduce your account value and Guaranteed minimum death benefit. See "How withdrawals are taken from your account value" and "How withdrawals affect your Guaranteed minimum death benefit" in "Accessing your money" later in this Prospectus.

o If you withdraw less than the Guaranteed annual withdrawal amount in any contract year, you may not add the remainder to your Guaranteed annual withdrawal amount in any subsequent year.

o The GWBL benefit terminates if the contract is continued under the beneficiary continuation option or under the Spousal continuation feature if the spouse is not the successor owner.


                                              Contract features and benefits  27

o If you surrender your contract to receive its cash value and your cash value is greater than your Guaranteed annual withdrawal amount, all benefits under the contract will terminate, including the GWBL benefit.

o If you transfer ownership of this contract, you terminate the GWBL benefit.

o Withdrawals are available under other annuity contracts we offer and this contract without purchasing a withdrawal benefit.

o For IRA and QP contracts, if you have to take a required minimum distribution ("RMD") and it is your first withdrawal under the contract, the RMD will be considered your "first withdrawal" for the purposes of establishing your GWBL Applicable percentage.


INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

This contract is available to an individual beneficiary of a traditional IRA or a Roth IRA where the deceased owner held the individual retirement account or annuity (or Roth individual retirement account or annuity) with an insurance company or financial institution other than AXA Equitable. The purpose of the inherited IRA beneficiary continuation contract is to permit the beneficiary to change the funding vehicle that the deceased owner selected ("original IRA") while taking the required minimum distribution payments that must be made to the beneficiary after the deceased owner's death. See the discussion of required minimum distributions under "Tax information." This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin (or must have begun) no later than December 31 of the calendar year following the year the deceased owner died. This contract is not suitable for beneficiaries electing the "5-year rule." See "Beneficiary continuation option for IRA and Roth IRA contracts" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. You should discuss with your tax adviser your own personal situation. This contract may not be available in all states. Please speak with your financial professional for further information.


The inherited IRA is available to non-spousal beneficiaries of qualified plans, 403(b) arrangements and governmental employer 457(b) plans who directly roll over distributions to an IRA after January 1, 2007.


The inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original IRA. The owner of the inherited IRA beneficiary continuation contract is the individual who is the beneficiary of the original IRA. (Certain trusts with only individual beneficiaries will be treated as individuals for this purpose). The contract must also contain the name of the deceased owner. In this discussion, "you" refers to the owner of the inherited IRA beneficiary continuation contract.

The inherited IRA beneficiary continuation contract can be purchased whether or not the deceased owner had begun taking required minimum distribution payments during his or her life from the original IRA or whether you had already begun taking required minimum distribution payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

Under the inherited IRA beneficiary continuation contract:

o You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.

o You must receive payments from this contract even if you are receiving payments from another IRA of the deceased owner in an amount that would otherwise satisfy the amount required to be distributed from this contract.

o The beneficiary of the original IRA will be the annuitant under the inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "See Through Trust," the oldest beneficiary of the trust will be the annuitant.

o An inherited IRA beneficiary continuation contract is not available for owners over age 70.

o The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See "How you can purchase and contribute to your contract" earlier in this section.

o Subsequent contributions of at least $1,000 are permitted but must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract.

o  You may make transfers among the investment options.

o You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges, will apply as described in "Charges and expenses" later in this Prospectus.

o The Guaranteed minimum income benefit, Spousal continuation, 12 month dollar cost averaging program, automatic investment program, the Guaranteed withdrawal benefit for life and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

o If you die, we will pay to a beneficiary that you choose the greater of the account value or the applicable death benefit.

o Upon your death, your beneficiary has the option to continue tak ing required minimum distributions based on your remaining life expectancy or to receive any remaining interest in the contract in a single sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value as of the date we receive satisfactory proof of death and any required instructions, information and forms. Thereafter, withdrawal charges will no longer apply. If you had elected any enhanced death benefits, they will no longer be in effect and charges for such benefits will stop. The Guaranteed minimum death benefit will also no longer be in effect.



28  Contract features and benefits

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix IV to find out what applies in your state.

Generally, your refund will equal your account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct), through the date we receive your contract. Some states require that we refund the full amount of your contribution (not reflecting any investment gain or loss). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

We may require that you wait six months before you may apply for a contract with us again if:

o you cancel your contract during the free look period; or

o you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

In addition to the cancellation right described above, if you fully convert an existing traditional IRA contract to a Roth IRA or Flexible Premium Roth IRA contract, you may cancel your Roth IRA or Flexible Premium Roth IRA contract and return to a Rollover IRA or Flexible Premium IRA contract, whichever applies. Our processing office, or your financial professional, can provide you with the cancellation instructions.


                                              Contract features and benefits  29

2. Determining your contract's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of the values you have in the variable investment options.

Your contract also has a "cash value." At any time before annuity payments begin, your contract's cash value is equal to the account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as optional benefit charges; and (ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.


YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option less daily charges for:

(i)     mortality and expense risks;

(ii)    administrative expenses; and

(iii)   distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)    increased to reflect additional contributions;

(ii)   decreased to reflect a withdrawal (plus applicable withdrawal charges);
       or

(iii) increased to reflect a transfer into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct the enhanced death benefit, Guaranteed minimum income benefit and/or Guaranteed withdrawal benefit for life charges, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated is found in the SAI.

                      ----------------------------------

If you apply for this contract by electronic means, please see Appendix IV for additional information.

INSUFFICIENT ACCOUNT VALUE

Your contract will terminate without value if your account value is insufficient to pay any applicable charges when due. Your account value could become insufficient due to withdrawals and/or poor market performance. Upon such termination, you will lose all your rights under your contract and any applicable guaranteed benefits, except as discussed below.

See Appendix IV later in this Prospectus for any state variations with regard to terminating your contract.


GUARANTEED MINIMUM INCOME BENEFIT NO LAPSE GUARANTEE. In certain circumstances, even if your account value falls to zero, your Guaranteed minimum income benefit will still have value. Please see "Contract features and benefits" earlier in this Prospectus for information on this feature.


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE. If you elect the Guaranteed withdrawal benefit for life and your account value falls to zero due to a GWBL Excess withdrawal, we will terminate your contract and you will receive no payment or supplementary life annuity contract, even if your GWBL benefit base is greater than zero. If, however, your account value falls to zero, either due to a withdrawal or surrender that is not a GWBL Excess withdrawal or due to a deduction of charges, the benefit will still have value. See "Contract features and benefits" earlier in this Prospectus.


30  Determining your contract's value

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

o You may not transfer any amount to the 12-month dollar cost averaging program.

Some states may have additional transfer restrictions. Please see Appendix IV later in this Prospectus.

In addition, we reserve the right to restrict transfers among variable investment options, including limitations on the number, frequency, or dollar amount of transfers. Our current transfer restrictions are set forth in the "Disruptive transfer activity" section below.

You may request a transfer in writing, by telephone using TOPS or through EQAccess. You must send in all written transfer requests directly to our processing office. Transfer requests should specify:

(1) the contract number,

(2) the dollar amounts or percentages of your current account value to be transferred, and

(3) the investment options to and from which you are transferring.

We will confirm all transfers in writing.


DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (the "trusts"). The trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

When a contract owner is identified as having engaged in a potentially disruptive transfer under the contract for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the proce-


                            Transferring your money among investment options  31
dures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, no trust available under the contract had implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.


REBALANCING YOUR ACCOUNT VALUE

We currently offer a rebalancing program that you can use to automatically reallocate your account value among the variable investment options.

In order to participate in our rebalancing program, you must tell us:

   (a) the percentage you want invested in each variable investment option (whole percentages only), and

   (b) how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis)

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract issue date.

You may elect the rebalancing program at any time. You may also change your allocation instructions or cancel the program at any time. If you request a transfer while a rebalancing program is in effect, we will process the transfer as requested. Your rebalancing allocations will not be changed, and the rebalancing program will remain in effect unless you request that it be canceled in writing. There is no charge for the rebalancing feature.

--------------------------------------------------------------------------------
Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.
--------------------------------------------------------------------------------
While your rebalancing program is in effect, we will transfer amounts among the variable investment options so that the percentage of your account value that you specify is invested in each option at the end of each rebalancing date.

You may not elect the rebalancing program if you are participating in either dollar cost averaging program.


32  Transferring your money among investment options

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value before annuity payments begin. The table below shows the methods available under each type of contract. More information follows the table.

Please see "Insufficient account value" in "Determining your contract value" earlier in this Prospectus and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" and "How withdrawals affect your GWBL and GWBL Guaranteed minimum death benefit" below for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.




--------------------------------------------------------------------------------
                                    Method of withdrawal
                          ------------------------------------------------------
                                                                Lifetime
                                                                required
                                              Substantially     minimum
 Contract            Partial    Systematic        equal       distribution
--------------------------------------------------------------------------------
NQ                    Yes          Yes             No             No
Rollover IRA          Yes          Yes             Yes            Yes
Flexible
 Premium IRA          Yes          Yes             Yes            Yes
Roth IRA              Yes          Yes             Yes            No
Flexible Premium
 Roth IRA             Yes          Yes             Yes            No
Inherited IRA         Yes           No             No              *
QP                    Yes           No             No             Yes



* This contract pays out post-death required minimum distributions. See "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.



AUTOMATIC PAYMENT PLANS
(For contracts with GWBL only)

You may take automatic withdrawals under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary.

You may elect either the Maximum payment plan or the Customized payment plan at any time. You must wait at least 28 days from contract issue before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.



MAXIMUM PAYMENT PLAN. Our Maximum payment plan provides for the withdrawal of the Guaranteed annual withdrawal amount in scheduled payments. The amount of the withdrawal will increase on contract anniversaries with any Annual ratchet or 5% deferral bonus.


If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Guaranteed annual withdrawal amount.


If you take a partial withdrawal while the Maximum payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.


CUSTOMIZED PAYMENT PLAN. Our Customized payment plan provides for the withdrawal of a fixed amount not greater than the Guaranteed annual withdrawal amount in scheduled payments. The amount of the withdrawal will not be increased on contract date anniversaries with the Annual ratchet or 5% deferral bonus. You must elect to change the scheduled payment amount.


It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. If your selected scheduled payment would cause an Excess withdrawal, we will notify you. As discussed earlier in the Prospectus, Excess withdrawals may significantly reduce the value of the Guaranteed withdrawal benefit for life benefit. See "Effect of Excess withdrawals" in "Contract features and benefits" earlier in this Prospectus.


If you take a partial withdrawal while the Customized payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary.


PARTIAL WITHDRAWALS
(All contracts)

You may take partial withdrawals from your account value at any time. The minimum amount you may withdraw is $300.

Partial withdrawals will be subject to a withdrawal charge if they exceed the 10% free withdrawal amount (see "10% free withdrawal amount" in "Charges and expenses" later in this Prospectus).

Any request for a partial withdrawal will terminate your participation in either the Maximum payment plan or Customized payment plan, if applicable.



SYSTEMATIC WITHDRAWALS
(All contracts except Inherited IRA and QP contracts)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your account value.

You may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your account value: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each system-


                                                        Accessing your money  33
atic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, we will make the withdrawals on the same calendar day of the month as the contract date. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages 59-1/2 and 70-1/2.


You may change the payment frequency, or the amount or percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the systematic withdrawal exceeds the 10% free withdrawal amount. Systematic withdrawals are not available if you have elected the Guaranteed withdrawal benefit for life.



SUBSTANTIALLY EQUAL WITHDRAWALS
(Rollover IRA, Roth IRA, Flexible Premium IRA and Flexible Premium Roth IRA contracts)


We offer our "substantially equal withdrawals option" to allow you to receive distributions from your account value without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age 59-1/2. See "Tax information" later in this Prospectus. We use one of the IRS-approved methods for doing this; this is not the exclusive method of meeting this exception. After consultation with your tax adviser, you may decide to use another method which would require you to compute amounts yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Once you begin to take substantially equal withdrawals, you should not stop them or change the pattern of your withdrawals until after the later of age 59-1/2 or five full years after the first withdrawal. If you stop or change the withdrawals or take a partial withdrawal, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.


In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments which vary each year.


You may elect to take substantially equal withdrawals at any time before age 59-1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. You may not elect to receive the first payment in the same contract year in which you took a partial withdrawal. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until we receive written notice from you to cancel this option or you take a partial withdrawal. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same contract year in which you took a partial withdrawal. We will calculate the new withdrawal amount.


Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge.

The substantially equal withdrawal program is not available if you have elected the Guaranteed withdrawal benefit for life.


LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(Rollover IRA, Flexible Premium IRA and QP contracts only -- See "Tax information" later in this Prospectus)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute required minimum distributions yourself and request lump sum withdrawals. In such a case, a withdrawal charge may apply. Before electing this account based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected certain additional benefits, such as the Guaranteed minimum death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit. Also, the actuarial present value of additional contract benefits must be added to the account value in calculating required minimum distribution withdrawals from annuity contracts funding qualified plans and IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this Prospectus.

You may elect this service in the year in which you reach age 70-1/2 or in any later year. The minimum amount we will pay out is $250. Currently, minimum distribution withdrawal payments will be made annually. See "Required minimum distributions" in "Tax information" later in this Prospectus for your specific type of retirement arrangement.

--------------------------------------------------------------------------------
For Rollover IRA and Flexible Premium IRA contracts, we will send a form outlining the distribution options available in the year you reach age 70-1/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------------------

We do not impose a withdrawal charge on minimum distribution withdrawals if you are enrolled in our automatic RMD service except if, when added to a partial withdrawal previously taken in the same contract year, the minimum distribution withdrawal exceeds the 10% free withdrawal amount.


FOR CONTRACTS WITH GWBL. Generally, if you elect our Automatic RMD service, any lifetime required minimum distribution payment we make to you under our Automatic RMD service will not be treated as an Excess withdrawal.

If you elect either the Maximum payment plan or the Customized payment plan AND our Automatic RMD service, we will make an extra payment, if necessary, on December 1st that will equal your lifetime required minimum distribution less all payments made through


34  Accessing your money

November 30 and any scheduled December payment. The combined automatic plan payments and lifetime required minimum distribution payment will not be treated as Excess withdrawals, if applicable. However, if you take any partial withdrawals in addition to your lifetime required minimum distribution and automatic payment plan payments, your applicable automatic payment plan will be terminated. The partial withdrawal may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract anniversary. Further, your GWBL benefit base and Guaranteed annual withdrawal amount may be reduced. See "Effect of Excess Withdrawals" in "Contract features and benefits" earlier in this Prospectus.

If you elect our Automatic RMD service and elect to take your Guaranteed annual withdrawal amount in partial withdrawals, we will make a payment, if necessary, on December 1st that will equal your required minimum distribution less all withdrawals made through November 30. Any RMD payment we make to you under our Automatic RMD service will not be treated as an Excess withdrawal; however, any other withdrawals in the same contract year may be treated as Excess withdrawals even if those withdrawals are less than your lifetime required minimum distribution payment.


FOR CONTRACTS WITH THE GUARANTEED MINIMUM INCOME BENEFIT. The no lapse guarantee will not be terminated if a required minimum distribution payment using our automatic RMD service causes your cumulative withdrawals in the contract year to exceed 6% of the Roll- Up benefit base (as of the beginning of the contract year or in the first contract year, all contributions received in the first 90 days).

Owners of tax-qualified contracts (IRA and QP) generally should not reset the Roll-Up benefit base if lifetime required minimum distributions must begin before the end of the new exercise waiting period. See "Guaranteed minimum death benefit/guaranteed minimum income benefit roll-up benefit base reset." in "Contract features and benefits" earlier in this Prospectus.


HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis from your value in the AXA Allocation and EQ/Money Market (other than amounts allocated to the 12 month dollar cost averaging program) variable investment options. If there is insufficient value or no value in those variable investment options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the 12 month dollar cost averaging option.


HOW WITHDRAWALS AFFECT YOUR GUARANTEED MINIMUM INCOME BENEFIT AND GUARANTEED MINIMUM DEATH BENEFIT

In general, withdrawals (including RMDs) will reduce your guaranteed benefits on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current account value that is being withdrawn and we reduce your current benefit by the same percentage. For example, if your account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your account value. If your benefit was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new benefit after the withdrawal would be $24,000 ($40,000 - $16,000).


For purposes of calculating the adjustment to your guaranteed benefits, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your account value. For more information on the calculation of the charge, see "Withdrawal charge" later in the Prospectus.

With respect to the Guaranteed minimum income benefit and the Greater of 6% Roll-Up to age 85 or the Annual Ratchet to age 85 enhanced death benefit, withdrawals (including any applicable withdrawal charge) will reduce each of the benefits' 6% Roll-Up to age 85 benefit base on a dollar-for-dollar basis, as long as the sum of withdrawals in a contract year is 6% or less of the 6% Roll-Up benefit base on the contract issue date or the most recent contract date anniversary, if later. For this purpose, in the first contract year, all contributions received in the first 90 days after contract issue will be considered to have been received on the first day of the contract year. In subsequent contract years, additional contributions made during a contract year do not affect the amount of withdrawals that can be taken on a dollar-for-dollar basis in that contract year. Once a withdrawal is taken that causes the sum of withdrawals in a contract year to exceed 6% of the benefit base on the most recent anniversary, that entire withdrawal (including RMDs) and any subsequent withdrawals in that same contract year will reduce the benefit base pro rata. Reduction on a dollar-for-dollar basis means that your 6% Roll-Up to age 85 benefit base will be reduced by the dollar amount of the withdrawal for each Guaranteed benefit. The Annual Ratchet to age 85 benefit base will always be reduced on a pro rata basis.



HOW WITHDRAWALS AFFECT YOUR GWBL AND GWBL GUARANTEED MINIMUM DEATH BENEFIT

Your GWBL benefit base is not reduced by withdrawals until a withdrawal causes cumulative withdrawals in a contract year to exceed the Guaranteed annual withdrawal amount. Withdrawals that exceed the Guaranteed annual withdrawal amount, however, can significantly reduce your GWBL benefit base and Guaranteed annual withdrawal amount. For more information, see "Effect of Excess withdrawals" and "Other important considerations" under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus.

Your GWBL Standard death benefit base and GWBL Enhanced death benefit base are reduced on a dollar for dollar basis up to the Guaranteed annual withdrawal amount. Once a withdrawal causes cumulative withdrawals in a contract year to exceed your Guaranteed annual withdrawal amount, however, your GWBL Standard death benefit base and GWBL Enhanced death benefit base are reduced on a pro rata basis. If the reduced GWBL Enhanced death benefit base is greater than your account value (after the Excess withdrawal), we will further reduce your GWBL Enhanced death benefit base to equal your account value.


                                                        Accessing your money  35

For purposes of calculating your GWBL and GWBL Guaranteed minimum death benefit amount, the amount of the withdrawal will include the amount of any applicable withdrawal charge. For more information on calculation of the charge, see "Withdrawal charge" later in the Prospectus.



WITHDRAWALS TREATED AS SURRENDERS

If you withdraw more than 90% of a contract's current cash value, we will treat it as a request to surrender the contract for its cash value. In addition, we have the right to pay the cash value and terminate this contract if no contributions are made during the last three completed contract years, and the account value is less than $500, or if you make a withdrawal that would result in a cash value of less than $500. The rules in the preceding sentence do not apply if the Guaranteed minimum income benefit no lapse guarantee is in effect on your contract. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SPECIAL RULES FOR THE GUARANTEED WITHDRAWAL BENEFIT FOR LIFE. We will not treat a withdrawal request that results in a withdrawal in excess of 90% of the contract's cash value as a request to surrender the contract unless it is a GWBL Excess withdrawal. In addition, we will not terminate your contract if either your account value or cash value falls below $500, unless it is due to a GWBL Excess withdrawal. In other words, if you take a GWBL Excess withdrawal that equals more than 90% of your cash value or reduces your cash value to less than $500, we will treat your request as a surrender of your contract even if your GWBL benefit base is greater than zero. Please also see "Insufficient account value" in "Determining your contract value" earlier in this Prospectus. Please also see "Guaranteed withdrawal benefit for life " in "Contract features and benefits," earlier in this Prospectus, for more information on how withdrawals affect your guaranteed benefits and could potentially cause your contract to terminate.


SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.


All benefits under the contract will terminate as of the date we receive the required information, including the Guaranteed withdrawal benefit for life (if applicable) if your cash value is greater than your Guaranteed annual withdrawal amount remaining that year. If your cash value is not greater than your Guaranteed annual withdrawal amount remaining that year then you will receive a supplementary life annuity contract. For more information, please see "Effect of your account value falling to zero" in "Contract features and benefits" earlier in this Prospectus. Also, if the Guaranteed minimum income benefit no lapse guarantee is in effect, the benefit will terminate without value if your cash value plus any other withdrawals taken in the contract year exceed 6% of the Roll-Up benefit base (as of the beginning of the contract year). For more information, please see "Insufficient account value" in "Determining your contract value" and "Guaranteed withdrawal benefit for life" in "Contract features and benefits" earlier in this Prospectus.


You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a variable annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1) the New York Stock Exchange is closed or restricts trading,

(2) sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable because of an emergency, or

(3) the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery service at your expense.

YOUR ANNUITY PAYOUT OPTIONS


Deferred annuity contracts such as Stylus(SM) provide for conversion to payout status at or before the contract's "maturity date." This is called annuitization. When you annuitize, your Stylus(SM) contract and all its benefits will terminate and you will receive a supplemental annuity payout contract ("payout option") that provides periodic payments for life or for a specified period of time. In general, the periodic payment amount is determined by the account value or cash value of your Stylus(SM) contract at the time of annuitization and the annuity purchase factor to which that value is applied, as described below. Alternatively, if you have a Guaranteed minimum income benefit, you may exercise your benefit in accordance with its terms.

Your Stylus(SM) contract guarantees that upon annuitization, your annuity account value will be applied to a guaranteed annuity purchase factor for a life annuity payout option. In addition, you may apply your account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We currently offer you several choices of annuity payout options. Some enable you to receive fixed annuity payments, which can be either level or increasing, and others enable you to receive variable annuity payments. Please see Appendix IV later in this Prospectus for variations that may apply in your state.


You can choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or


36  Accessing your money
the owner's and annuitant's ages at contract issue. In addition, if you are exercising your Guaranteed minimum income benefit, your choice of payout options are those that are available under the Guaranteed minimum income benefit (see "Guaranteed minimum income benefit option" in "Contract features and benefits" earlier in this Prospectus). If you elect the Guaranteed withdrawal benefit for life and choose to annuitize your contract, the Guaranteed withdrawal benefit for life will terminate without value even if your GWBL benefit base is greater than zero. Payments you receive under the annuity payout option you select may be less than you would have received under GWBL. See "Guaranteed withdrawal benefit for life" in "Contract features and benefits" earlier in this Prospectus for further information.


--------------------------------------------------------------------------------
Fixed annuity payout options          Life annuity
                                      Life annuity with period certain
                                      Life annuity with refund certain
                                      Period certain annuity
--------------------------------------------------------------------------------
Variable Immediate Annuity            Life annuity
   payout options                     Life annuity with period certain
--------------------------------------------------------------------------------
Income Manager(R) payout options      Life annuity with period certain
   (available for owners and annu-    Period certain annuity
   itants age 83 or less at contract
   issue)
--------------------------------------------------------------------------------

o LIFE ANNUITY: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

o LIFE ANNUITY WITH PERIOD CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

o LIFE ANNUITY WITH REFUND CERTAIN: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

o PERIOD CERTAIN ANNUITY: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide details.


FIXED ANNUITY PAYOUT OPTIONS

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.


VARIABLE IMMEDIATE ANNUITY PAYOUT OPTIONS

Variable Immediate Annuities are described in a separate prospectus that is available from your financial professional. Before you select a Variable Immediate Annuity payout option, you should read the prospectus which contains important information that you should know.

Variable Immediate Annuities may be funded through your choice of available variable investment options investing in portfolios of AXA Premier VIP Trust and EQ Advisors Trust. The contract also offers a fixed income annuity payout option that can be elected in combination with the variable income annuity payout option. The amount of each variable income annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate.


INCOME MANAGER(R) PAYOUT OPTIONS

The Income Manager(R) payout annuity contracts differ from the other payout annuity contracts. The other payout annuity contracts may provide higher or lower income levels, but do not have all the features of the Income Manager(R) payout annuity contract. You may request an illustration of the Income Manager(R) payout annuity contract from your financial professional. Income Manager(R) payout options are described in a separate prospectus that is available from your financial professional. Before you select an Income Manager(R) payout option, you should read the prospectus which contains important information that you should know.


Both NQ and IRA Income Manager(R) payout options provide guaranteed level payments. The Income Manager(R) (life annuity with period certain) also provides guaranteed increasing payments (NQ contracts only). You may not elect an Income Manager(R) payout option without life contingencies unless withdrawal charges are no longer in effect under your Stylus(SM).


For QP contracts, if you want to elect an Income Manager(R) payout option, we will first roll over amounts in such contract to a Rollover IRA contract with the plan participant as owner. You must be eligible for a distribution under the QP contract.


You may choose to apply your account value of your Stylus(SM) contract to an Income Manager(R) payout annuity. In this case, we will consider any amounts applied as a withdrawal from your Stylus(SM) and we will deduct any applicable withdrawal charge. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.



                                                        Accessing your money  37

The Income Manager(R) payout options are not available in all states.


THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges or market value adjustments.

For the fixed annuity payout options and Variable Immediate Annuity payout options, no withdrawal charge is imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain.


The withdrawal charge applicable under your Stylus(SM) is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of the account value.

For the Income Manager(R) life contingent payout options, no withdrawal charge is imposed under the Stylus(SM). If the withdrawal charge that otherwise would have been applied to your account value under your Stylus(SM) is greater than 2% of the contributions that remain in your contract at the time you purchase your payout option, the withdrawal charges under the Income Manager(R) will apply. The year in which your account value is applied to the payout option will be "contract year 1."



SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.


You can choose the date annuity payments begin but it may not be earlier than thirteen months from the Stylus(SM) contract date. Except with respect to the Income Manager(R) annuity payout options, where payments are made on the 15th day of each month, you can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month. Also, that date may not be later than the annuity maturity date described below.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will decrease if you increase the duration or frequency of a non-life contingent annuity or the certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed. Your financial professional can provide you with additional information about your annuity payment options.


If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.

If you select an annuity payout option and payments have begun, no change can be made other than: (i) transfers (if permitted in the future) among the variable investment options if a Variable Immediate Annuity payout option is selected; and (ii) withdrawals or contract surrender if an Income Manager(R) annuity payout option is chosen.


ANNUITY MATURITY DATE


Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. We will send a notice with the annual statement one year prior to the maturity age.


Please see Appendix IV later in this Prospectus for variations that may apply in your state.


38  Accessing your money

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

o A mortality and expense risks charge

o An administrative charge

o A distribution charge

We deduct the following charges from your account value. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

o On each contract date anniversary -- an annual administrative charge, if applicable.

o At the time you make certain withdrawals or surrender your contract -- a withdrawal charge.

o On each contract date anniversary, a charge for each optional benefit that you elect: a death benefit (other than the Standard and GWBL Standard death benefit); the Guaranteed minimum income benefit; and the Guaranteed withdrawal benefit for life.

o At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. Nor does it mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the policies.

To help with your retirement planning, we may offer other annuities with different charges, benefits, and features. Please contact your financial professional for more information.

MORTALITY AND EXPENSE RISKS CHARGE

We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks, including the Standard death benefit. The daily charge is equivalent to an annual rate of 0.80% of the net assets in each variable investment option.

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.


ADMINISTRATIVE CHARGE

We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. The daily charge is equivalent to an annual rate of 0.30% of the net assets in each variable investment option.


DISTRIBUTION CHARGE

We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. The daily charge is equivalent to an annual rate of 0.05% of the net assets in each variable investment option.


ANNUAL ADMINISTRATIVE CHARGE

We deduct an administrative charge from your account value on each contract date anniversary. We deduct the charge if your account value on the last business day of the contract year is less than $50,000. If your account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your account value. The charge is $30 for contract years three and later.


We will deduct this charge from your value in the AXA Allocation and EQ/Money Market (other than amounts allocated to the 12 month dollar cost averaging program) variable investment options on a pro rata basis. If there is insufficient value or no value in those variable investment options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the 12 month dollar cost averaging option. If the contract is surrendered or annuitized or a death benefit is paid on other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.



                                                        Charges and expenses  39

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits, except as noted under "Insufficient account value" in "Determining your contract value" earlier in this Prospectus.


WITHDRAWAL CHARGE


A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the 10% free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value or apply your cash value to a non-life contingent payout option. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options -- The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in the Prospectus.



The withdrawal charge equals a percentage of the contributions withdrawn. The percentage that applies depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:


--------------------------------------------------------------------------------
                         Contract year
--------------------------------------------------------------------------------
                    1     2     3     4     5     6     7     8+
--------------------------------------------------------------------------------
   Percentage of
    contribution    7%    7%    6%    6%    5%    3%    1%    0%
--------------------------------------------------------------------------------

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1." Amounts withdrawn up to the free withdrawal amount are not considered withdrawal of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix IV later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.


For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your account value. For more information, see "Guaranteed minimum death benefit and Guaranteed minimum income benefit base" and "How withdrawals affect your Guaranteed minimum income benefit and Guaranteed minimum death benefit" earlier in the Prospectus.


The withdrawal charge does not apply in the circumstances described below.

10% free withdrawal amount. Each contract year you can withdraw up to 10% of your account value without paying a withdrawal charge. The 10% free withdrawal amount is determined using your account value at the beginning of each contract year. In the first contract year, the 10% free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. Additional contributions during the contract year do not increase your 10% free withdrawal amount. The 10% free withdrawal amount does not apply if you surrender your contract except where required by law.

For NQ contracts issued to a charitable remainder trust, the free withdrawal amount will equal the greater of: (1) the current account value less contributions that have not been withdrawn (earnings in the contract) and (2) the 10% free withdrawal amount defined above.


Certain withdrawals. If you elected the Guaranteed minimum income benefit and/or the Greater of 6% Roll-Up to age 85 or the annual ratchet to age 85 enhanced death benefit, the withdrawal charge will be waived for any withdrawal that, together with any prior withdrawals made during the contract year, does not exceed 6% of the beginning of contract year 6% to age 85 Roll-Up benefit base, even if such withdrawals exceed the free withdrawal amount. Also, a surrender charge does not apply to a withdrawal that exceeds 6% of the beginning of contract year 6% to age 85 Roll-Up benefit base as long as it does not exceed the free withdrawal amount. If your withdrawals exceed the amount described above, this waiver is not applicable to that withdrawal nor to any subsequent withdrawal for the life of the contract.

If you elect the Guaranteed withdrawal benefit for life, we will waive any withdrawal charge for any withdrawals during the contract year up to the GWBL Annual withdrawal amount, even if such withdrawals exceed the free withdrawal amount. However, each withdrawal reduces the free withdrawal amount for that contract year by the amount of the withdrawal. Also, a surrender charge does not apply to a withdrawal that exceeds the GWBL Annual withdrawal amount as long as it does not exceed the free withdrawal amount. Withdrawal charges, if applicable, are applied to the amount of the withdrawal that exceeds both the free withdrawal amount and the GWBL Annual withdrawal amount.


Disability, terminal illness, or confinement to nursing home.
The withdrawal charge also does not apply if:

(i) An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

(ii) We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

(iii) An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

- its main function is to provide skilled, intermediate, or custodial nursing care;
- it provides continuous room and board to three or more persons;
- it is supervised by a registered nurse or licensed practical nurse;
- it keeps daily medical records of each patient;
- it controls and records all medications dispensed; and
- its primary service is other than to provide housing for residents.


40  Charges and expenses

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions described in (i), (ii) or
(iii) above existed at the time a contribution was remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.


GUARANTEED MINIMUM DEATH BENEFIT CHARGE

ANNUAL RATCHET TO AGE 85. If you elect the Annual Ratchet to age 85 enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Annual Ratchet to age 85 benefit base.

GREATER OF 6% ROLL-UP TO AGE 85 OR ANNUAL RATCHET TO AGE 85. If you elect this enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary for which it is in effect. The charge is equal to 0.60% of the greater of the 6% Roll-Up to age 85 or the Annual Ratchet to age 85 benefit base.

GWBL ENHANCED DEATH BENEFIT. This death benefit is only available if you elect the GWBL option. If you elect this enhanced death benefit, we deduct a charge annually from your account value on each contract date anniversary. The charge is equal to 0.30% of the GWBL Enhanced death benefit base.

For the GWBL Enhanced death benefit, we will deduct this charge from your value in the AXA Allocation and EQ/Money Market (other than amounts allocated to the 12 month dollar cost averaging program) variable investment options on a pro rata basis. If the contract is surrendered or annuitized or a death benefit is paid, we will deduct a pro rata portion of the charge for that year. If there is insufficient value or no value in those variable investment options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the 12 month dollar cost averaging option.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.

STANDARD DEATH BENEFIT AND GWBL STANDARD DEATH BENEFIT. There is no additional charge for these standard death benefits.


GUARANTEED MINIMUM INCOME BENEFIT CHARGE

If you elect the Guaranteed minimum income benefit, we deduct a charge annually from your account value on each contract date anniversary until such time as you exercise the Guaranteed minimum income benefit, elect another annuity payout option, or the contract date anniversary after the annuitant reaches age 85, whichever occurs first. The charge is equal to 0.65% of the applicable benefit base in effect on the contract date anniversary.


We will deduct this charge from your value in the AXA Allocation and EQ/Money Market (other than amounts allocated to the 12 month dollar cost averaging program) variable investment options on a pro rata basis. If the contract is surrendered or annuitized or a death benefit is paid on other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year. If there is insufficient value or no value in those variable investment options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from the 12 month dollar cost averaging option.


If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Insufficient account value" in "Determining your contract's value" earlier in this Prospectus.


GUARANTEED WITHDRAWAL BENEFIT FOR LIFE BENEFIT CHARGE


If you elect the Guaranteed withdrawal benefit for life ("GWBL"), we deduct a charge annually as a percentage of your GWBL benefit base on each contract anniversary. If you elect the Single Life option, the charge is equal to 0.60%. If you elect the Joint Life option, the charge is equal to 0.75%. We will deduct this charge from your value in the variable investment options (see Appendix IV later in this Prospectus) on a pro rata basis. If the contract is surrendered or annuitized or a death benefit is paid on other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.


GWBL BENEFIT BASE ANNUAL RATCHET CHARGE. If your GWBL benefit base ratchets, we reserve the right to raise the charge at the time of an annual ratchet. The maximum charge for the Single Life option is 0.75%. The maximum charge for the Joint Life option is 0.90%. The increased charge, if any, will apply as of the contract date anniversary on which your GWBL benefit base ratchets and on all contract date anniversaries thereafter. We will permit you to opt out of the ratchet if the charge increases.

For Joint life contracts, if the successor owner or joint annuitant is dropped before you take your first withdrawal, or if you die prior to taking your first withdrawal and the successor owner becomes the sole owner, we will adjust the charge at that time to reflect a Single life. If the successor owner or joint annuitant is dropped after withdrawals begin, or if you die after withdrawals begin the charge will continue based on a Joint life basis.


CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity payout option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.


VARIABLE IMMEDIATE ANNUITY ANNUITIZATION PAYOUT OPTION
ADMINISTRATIVE FEE

We currently deduct a fee of $350 from the amount to be applied to the Variable Immediate Annuity annuitization payout option. This option may not be available at the time you elect to annuitize or it may have a different charge.


                                                        Charges and expenses  41

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

o Management fees ranging from 0.10% to 0.34%.

o 12b-1 fees of 0.25%.

o Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

o Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. For more information about these charges, please refer to the prospectuses for the Trusts.


GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge or the mortality and expense risks charge, or change the minimum initial contribution requirements. We also may change the Guaranteed minimum income benefit or the Guaranteed minimum death benefit, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We also may establish different rates to maturity for the fixed maturity options under different classes of contracts for group or sponsored arrangements.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, ERISA or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.


OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.


42  Charges and expenses

6. Payment of death benefit

--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the trustee. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit is equal to your account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit) as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals.

Your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. You should be aware that
(i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable.


EFFECT OF THE OWNER'S DEATH

In general, if you die while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural owner, the death benefit is payable upon the death of the annuitant. For Joint Life contracts with GWBL, the death benefit is paid to the beneficiary at the death of the second to die of the owner and successor owner, or the annuitant and joint annuitant, as applicable.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner as discussed below, under "Spousal continuation."

If the beneficiary is not the surviving spouse or if the surviving joint owner is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.


NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.


If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit. The surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues, the Guaranteed minimum death benefit and charge and the Guaranteed minimum income benefit and charge will then be discontinued. Withdrawal charges will no longer apply, and no additional contributions will be permitted.



                                                    Payment of death benefit  43

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the beneficiary continuation option. If the contract continues, the death benefit is not payable, and the Guaranteed minimum death benefit, if applicable, will continue without change. If the Guaranteed minimum income benefit cannot be exercised within the period required by federal tax laws, the benefit and charge will terminate as of the date we receive proof of death. Withdrawal charges will continue to apply and no additional contributions will be permitted.



SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation.

The younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit or continue the contract, as follows:

o As of the date we receive satisfactory proof of your death, any required instructions, information and forms necessary, we will increase the account value to equal the elected Guaranteed minimum death benefit as of the date of your death if such death benefit is greater than such account value and adjusted for any subsequent withdrawals. The increase in the account value will be allocated to the investment options according to the allocation percentages we have on file for your contract.

o In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges will apply if additional contributions are made.

o The applicable Guaranteed minimum death benefit option may continue as follows:

       o If the surviving spouse is age 75 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit you elected continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

       o If the surviving spouse is age 75 or younger on the date of your death, and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

       o If the surviving spouse is age 76 or over on the date of your death, the Guaranteed minimum death benefit and charge will be discontinued.


       o If the Guaranteed minimum death benefit continues, the Guaranteed minimum death benefit/Guaranteed minimum income benefit roll-up benefit base reset, if applicable, will be based on the surviving spouse's age at the time of your death. The next available reset will be based on the contract issue date or last reset, as applicable.

       o For single owner contracts with the GWBL Enhanced death benefit, we will discontinue the benefit and charge. However, we will freeze the GWBL Enhanced death benefit benefit base as of the date of your death (less subsequent withdrawals), and pay it upon your spouse's death.

o The Guaranteed minimum income benefit may continue if the benefit had not already terminated and the benefit will be based on the surviving spouse's age at the date of the deceased spouse's death. See "Guaranteed minimum income benefit" in "Contract features and benefits" earlier in this Prospectus.

o If you elect the Guaranteed withdrawal benefit for life on a Joint life basis, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse. Withdrawal charges will continue to apply to all contributions made prior to the deceased spouse's death. No additional contributions will be permitted. If you elect the Guaranteed withdrawal benefit for life on a Single life basis, the benefit and charge will terminate.

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

o The Guaranteed minimum death benefit and the Guaranteed minimum income benefit continue to be based on the older spouse's age for the life of the contract.

o If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant.

o If you elect the Guaranteed withdrawal benefit for life, the benefit and charge will remain in effect and no death benefit is payable until the death of the surviving spouse.

o The withdrawal charge schedule remains in effect.

If there is a change in owner or primary beneficiary, the Spousal continuation option will be terminated. If you divorce, Spousal continuation does not apply.



BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract in the deceased contract owner's name


44  Payment of death benefit
and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix IV later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information. For Joint life contracts with GWBL, BCO is only available after the death of the second owner.


BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70-1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The 5-year rule is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the beneficiary continuation option for IRA and Roth IRA contracts:

o The contract continues in your name for the benefit of your beneficiary.

o The beneficiary replaces the deceased owner as annuitant.

o This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.


o The beneficiary may make transfers among the investment .options but no additional contributions will be permitted.


o If you had elected the Guaranteed minimum income benefit, an optional enhanced death benefit, the Guaranteed withdrawal benefit for life or the GWBL Enhanced death benefit under the contract, they will no longer be in effect and charges for such benefits will stop. Also, any Guaranteed minimum death benefit feature will no longer be in effect.

o The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

o Any partial withdrawal must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.


o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.


BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts:

o This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

o The beneficiary automatically replaces the existing annuitant.

o The contract continues in your name for the benefit of your beneficiary.

o If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.


                                                    Payment of death benefit  45

o The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

o The beneficiary may make transfers among the investment options but no additional contributions will be permitted.

o If you had elected the Guaranteed minimum income benefit, an optional enhanced death benefit, the Guaranteed withdrawal benefit for life or the GWBL Enhanced death benefit under the contract, they will no longer be in effect and charges for such benefits will stop. Also, any Guaranteed minimum death benefit feature will no longer be in effect.

o If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary must also choose between two potential withdrawal options at the time of election. If the beneficiary chooses "Withdrawal Option 1", the beneficiary cannot later withdraw funds in addition to the scheduled payments the beneficiary is receiving; "Withdrawal Option 1" permits total surrender only. "Withdrawal Option 2" permits the beneficiary to take withdrawals, in addition to scheduled payments, at any time. However, the scheduled payments under "Withdrawal Option 1" are afforded favorable tax treatment as "annuity payments." See "Taxation of nonqualified annuities" in "Tax Information" later in this Prospectus.

o Any partial withdrawals must be at least $300.

o Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.


o Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.


If the deceased is the owner or older joint owner:

o As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the account value to equal the applicable death benefit if such death benefit is greater than such account value adjusted for any subsequent withdrawals.

o No withdrawal charges will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

o The annuity account value will not be reset to the death benefit amount.

o The contract's withdrawal charge schedule will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

o We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus.


46  Payment of death benefit

7. Tax information

--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Stylus(SM) contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted based on these options.


We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.


BUYING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT


Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an IRA annuity contract such as this one, or an IRA custodial or trusteed account. Annuity contracts can also be purchased in connection with retirement plans qualified under Code Section 401 ("QP contracts"). How these arrangements work, including special rules applicable to each, are described in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits, such as Stylus(SM)'s choice of death benefits, the Guaranteed withdrawal benefit for life, the Guaranteed minimum income benefit, special dollar cost averaging, selection of investment funds, guaranteed interest option, fixed maturity options and its choices of pay-out options, as well as the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.


Beginning in 2006, certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed minimum income benefits and enhanced death benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix I at the end of this Prospectus for a discussion of QP contracts.


TRANSFERS AMONG INVESTMENT OPTIONS

You can make transfers among investment options inside the contract without triggering taxable income.


TAXATION OF NONQUALIFIED ANNUITIES


CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.


CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

o if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

o if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

o if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

o if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

All nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year are linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.


                                                             Tax information  47

TAXATION OF LIFETIME WITHDRAWALS IF YOU ELECT GUARANTEED
WITHDRAWAL BENEFIT FOR LIFE

We treat Guaranteed annual payments and other withdrawals as non-annuity payments for income tax purposes. These withdrawals are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable. It reduces the investment in the contract.


ANNUITY PAYMENTS

Guaranteed annual payments that are continued after your account value goes to zero under a supplementary life annuity contract, as discussed under "Guaranteed withdrawal benefit for life ("GWBL")" in "Contract features and benefits" earlier in this Prospectus, as well as GMIB and other annuitization payments that are based on life or life expectancy, are considered annuity payments for tax purposes. Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.


PAYMENTS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your account value less your investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a return of your investment in the contract and is not taxable.


CONTRACTS PURCHASED THROUGH EXCHANGES

You may purchase your NQ contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

o the contract that is the source of the funds you are using to purchase the NQ contract is another nonqualified deferred annuity contract or life insurance or endowment contract.


o the owner and the annuitant are the same under the source contract and the Stylus(SM) NQ contract. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the Stylus(SM) NQ contract.


An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to a different insurer to purchase a new nonqualified deferred annuity contract on a tax-deferred basis. Special forms, agreement between the carriers, and provision of cost basis information may be required to process this type of an exchange.


SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.


DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract. Please consult with your tax adviser before electing this feature.


BENEFICIARY CONTINUATION OPTION

We have received a private letter ruling from the IRS regarding certain tax consequences of scheduled payments under the beneficiary continuation option for a prior similar version of the NQ contract. See the discussion "Beneficiary continuation option for NQ Contracts only" in "Payment of death benefit" earlier in this Prospectus. Among other things, the IRS rules that:

o scheduled payments under the beneficiary continuation option for NQ contracts satisfy the death of owner rules of Section 72(s)(2) of the Code, regardless of whether the beneficiary elects "Withdrawal Option 1" or "Withdrawal Option 2";

o scheduled payments, any additional withdrawals under "Withdrawal Option 2", or contract surrenders under "Withdrawal Option 1" will only be taxable to the beneficiary when amounts are actually paid, regardless of the "Withdrawal Option" selected by the beneficiary;

o a beneficiary who irrevocably elects scheduled payments with "Withdrawal Option 1" will receive "excludable amount" tax treatment on scheduled payments. See "Annuity payments" earlier in this section. If the beneficiary elects to surrender the contract before all scheduled payments are paid, the amount received upon surrender is a non-annuity payment taxable to the extent it exceeds any remaining investment in the contract.



The ruling specifically does not address the taxation of any payments received by a beneficiary electing "Withdrawal Option 2" (whether scheduled payments or any withdrawal that might be taken).



48  Tax information

The tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.


EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59-1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax.
Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions made:

o on or after your death; or

o because you are disabled (special federal income tax definition); or


o in the form of substantially equal periodic annuity payments for your life (or life expectancy), or the joint lives (or joint life expectancy) of you and a beneficiary, in accordance with IRS formulas. We do not anticipate that Guaranteed annual withdrawals made under the Guaranteed withdrawal benefit for life's Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before 59-1/2.



INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account 49. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account 49. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the portfolios, and must have no right to direct the particular investment decisions within the portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account 49, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of portfolios available, or an unlimited right to transfer among them, could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account 49.


SPECIAL RULES FOR NQ CONTRACTS ISSUED IN PUERTO RICO

Income from NQ contracts we issue is U.S. source. A Puerto Rico resident is subject to U.S. taxation on such U.S. source income. Only Puerto Rico source income of Puerto Rico residents is excludable from U.S. taxation. Income from NQ contracts is also subject to Puerto Rico tax. The calculation of the taxable portion of amounts distributed from a contract may differ in the two jurisdictions. Therefore, you might have to file both U.S. and Puerto Rico tax returns, showing different amounts of income from the contract for each tax return. Puerto Rico generally provides a credit against Puerto Rico tax for U.S. tax paid. Depending on your personal situation and the timing of the different tax liabilities, you may not be able to take full advantage of this credit.


INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)


GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

o Traditional IRAs, typically funded on a pre-tax basis, including SEP-IRAs and SIMPLE IRAs issued and funded in connection with employer-sponsored retirement plans; and

o  Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral, regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained from any IRS district office or the IRS website (www.irs.gov).


AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. The traditional IRAs we offer are the Rollover IRA and Flexible Premium IRA. The versions of the Roth IRA available are the Roth IRA and Flexible Premium Roth IRA. We also offer the Inherited IRA for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs. This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.



                                                             Tax information  49

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

AXA Equitable has applied for opinion letters from the IRS to approve the respective forms of nearly identical prior versions of the Stylus(SM) traditional and Roth IRA contracts for use as a traditional and Roth IRA, respectively. It is not clear whether and when any such approval may be received. We have in the past received IRS opinion letters approving the respective forms of similar traditional IRA and Roth IRA endorsements for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment. The contracts submitted for IRS approval do not include every feature possibly available under the Stylus(SM) traditional and Roth IRA contracts.

AXA Equitable has also submitted the respective forms of the Stylus(SM) Inherited IRA beneficiary continuation contract to the IRS for approval as to form for use as a traditional IRA or Roth IRA, respectively. We do not know if and when any such approval may be granted.


Your right to cancel within a certain number of days


You can cancel any version of the Stylus(SM) IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel with a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.


Traditional individual retirement annuities (traditional IRAs)


Contributions to traditional IRAs. Individuals may make three different types of contributions to purchase a traditional IRA or as subsequent contributions to an existing IRA:


o   "regular" contributions out of earned income or compensation; or

o   tax-free "rollover" contributions; or

o direct custodian-to-custodian transfers from other traditional IRAs ("direct transfers").


Regular contributions to traditional IRAs


Limits on contributions. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $4,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs) for 2007. For 2008, the amount is $5,000. When your earnings are below $4,000 your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age 70-1/2 or any tax year after that.

If you reach age 50 before the close of the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make an additional "catch-up contribution" of up to $1,000 to your traditional IRA for 2007 and after.

Special rules for spouses. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $4,000, married individuals filing jointly can contribute up to $8,000 for 2007 to any combination of traditional IRAs and Roth IRAs. For 2008, the amount is $5,000. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $4,000 can be contributed annually to either spouse's traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70-1/2 or over can contribute up to the lesser of $4,000 or 100% of "earned income" to a traditional IRA for a nonworking spouse until the year in which the nonworking spouse reaches age 70-1/2. "Catch-up" contributions may be made as described above for spouses who are at least age 50 but under age 70-1/2 at any time during the taxable year for which the contribution is made.


Deductibility of contributions. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.


If you are not covered by a retirement plan during any part of the year, you can make fully deductible contributions to your traditional IRAs for the taxable year up to the maximum amount discussed earlier in this section under "Limits on contributions". That is, for 2007, your fully deductible contribution can be up to $4,000, or if less, your earned income ($5,000 for 2008.) The dollar limit is $5,000 for people eligible to make age 50-70-1/2 catch-up contributions for 2007 ($6,000 for 2008.)


If you are covered by a retirement plan during any part of the year, and your adjusted gross income (AGI) is below the lower dollar figure in a phase-out range, you can make fully deductible contributions to your traditional IRAs.

If you are covered by a retirement plan during any part of the year, and your AGI falls within a phase-out range, you can make partially deductible contributions to your traditional IRAs.

If you are covered by a retirement plan during any part of the year, and your AGI falls above the higher figure in the phase-out range, you may not deduct any of your regular contributions to your traditional IRAs.

If you are single and covered by a retirement plan during any part of the taxable year, the deduction for traditional IRA contributions phases out with AGI between $50,000 and $60,000.


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


If you are married and file a joint return, and you are covered by a retirement plan during any part of the taxable year, the deduction for traditional IRA contributions phases out with AGI between $80,000 and $100,000.


Married individuals filing separately and living apart at all times are not considered married for purposes of this deductible contribution calculation. Generally, the active participation in an employer-sponsored retirement plan of an individual is determined independently for each spouse. Where spouses have "married filing jointly" status, however, the maximum deductible traditional IRA contribution for an individual who is not an active participant (but whose spouse is an active participant) is phased out for taxpayers with an AGI between $150,000 and $160,000.


To determine the deductible amount of the contribution for 2007, for example, you determine AGI and subtract $50,000 if you are single, or $75,000 if you are married and file a joint return with your spouse. The resulting amount is your excess AGI. You then determine the limit on the deduction for traditional IRA contributions using the following formula:


 ($10,000-excess AGI)     times    the maximum     Equals the adjusted
  divided by $10,000       x         regular         = deductible
                                  contribution         contribution
                                  for the year         limit






Cost of living indexing applies to the income limits for deductible contributions, beginning in 2007.



Additional "Saver's Credit" for contributions to a traditional IRA or Roth IRA


You may be eligible for a nonrefundable income tax credit for contributions you make to a traditional IRA or Roth IRA. If you qualify, you may take this credit even though your traditional IRA contribution is already fully or partially deductible. To take advantage of this "saver's credit" you must be age 18 or over before the end of the taxable year for which the contribution is made. You cannot be a full-time student or claimed as a dependent on another's tax return and your adjusted gross income cannot exceed $50,000. (Cost of living indexed beginning in 2007.)


The amount of the tax credit you can get varies from 10% of your contribution to 50% of your contribution and depends on your income tax filing status and your adjusted gross income. The maximum annual contribution eligible for the saver's credit is $2,000. If you and your spouse file a joint return and each of you qualifies, each is eligible for a maximum annual contribution of $2,000. Your saver's credit may also be reduced if you take or have taken a taxable distribution from any plan eligible for a saver's credit contribution -- even if you make a contribution to one plan and take the distribution from another plan -- during the "testing period." The "testing period" begins two years before the year for which you make the contribution and ends when your tax return is due for the year for which you make the contribution. Saver's-credit-eligible contributions may be made to a 401(k) plan, 403(b) TSA, governmental employer 457(b) plan, SIMPLE IRA or SARSEP IRA, as well as a traditional IRA or Roth IRA.


Nondeductible regular contributions. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the nonworking spouse's traditional IRA) may not, however, exceed the maximum dollar per person limit for the applicable taxable year ($4,000 for 2007; $5,000 for 2008). The dollar limit is $5,000 in 2007 ($6,000 for 2008) for people eligible to make age 50-70-1/2 "catch-up" contributions. See "Excess contributions" later in this section. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section.


If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

When you can make regular contributions. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year.

Rollover and transfer contributions to traditional IRAs

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

o    qualified plans;

o    governmental employer 457(b) plans;

o TSAs (including Internal Revenue Code Section 403(b)(7) custo dial accounts); and

o    other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70-1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

Rollovers from "eligible retirement plans" other than traditional IRAs

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. Beginning in 2007, a non-spousal death beneficiary may also be able to make rollover contributions to an individual retirement plan under certain circumstances.

There are two ways to do rollovers:

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

o  Do it yourself:
   ou actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

o  Direct rollover:
   You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a TSA, qualified plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

o "required minimum distributions" after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o    hardship withdrawals; or

o    corrective distributions that fit specified technical tax rules; or

o    loans that are treated as distributions; or

o death benefit payments to a beneficiary who is not your surviving spouse; or

o qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan, such as a traditional IRA, and subsequently take a premature distribution.

Rollovers of after-tax contributions from eligible retirement plans other than traditional IRAs


Any non-Roth after-tax contributions you have made to a qualified plan or TSA (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, TSA or governmental employer 457(b) plan.


Rollovers from traditional IRAs to traditional IRAs

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, an inherited traditional IRA to one or more other traditional IRAs. Beginning in 2007, a non-spousal death beneficiary may also be able to make rollover contributions to an individual retirement plan under certain circumstances. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

Excess contributions

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

o regular contributions of more than the maximum regular contri bution amount for the applicable taxable year; or

o regular contributions to a traditional IRA made after you reach age 70-1/2; or

o rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70-1/2.

You can avoid the excise tax by withdrawing an excess contribution (rollover or regular) before the due date (including extensions) for filing your federal income tax return for the year. If it is an excess regular traditional IRA contribution, you cannot take a tax deduction for the amount withdrawn. You do not have to include the excess contribution withdrawn as part of your income. It is also not subject to the 10% additional penalty tax on early distributions, discussed later in this section under "Early distribution penalty tax." You do have to withdraw any earnings that are attributed to the excess contribution. The withdrawn earnings would be included in your gross income and could be subject to the 10% penalty tax.

Even after the due date for filing your return, you may withdraw an excess rollover contribution, without income inclusion or 10% penalty, if:

(1)  the rollover was from an eligible retirement plan to a traditional
     IRA;

(2) the excess contribution was due to incorrect information that the plan provided; and

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

(3) you took no tax deduction for the excess contribution.

Recharacterizations

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

Withdrawals, payments and transfers of funds out of traditional IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

Taxation of payments. Earnings in traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income. We report all payments from traditional IRA contracts on IRS Form 1099-R as fully taxable.

If you have ever made nondeductible IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

o the amount received is a withdrawal of excess contributions, as described under "Excess contributions" earlier in this section; or

o    the entire amount received is rolled over to another traditional
     IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" under "Rollover and transfer contributions to traditional IRAs" earlier in this section.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a TSA or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, TSA or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.


Certain distributions from IRAs in 2007 directly transferred to charitable organizations may be tax-free to IRA owners age 70-1/2 or older.


Required minimum distributions

Background on Regulations--Required Minimum Distributions. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Beginning in 2006, certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed minimum income benefits and enhanced death benefits. This could increase the amount required to be distributed from these contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

Lifetime required minimum distributions. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70-1/2.

When you have to take the first lifetime required minimum distribution. The first required minimum distribution is for the calendar year in which you turn age 70-1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70-1/2, or to delay taking it until the first three-month period in the next calendar year (January 1 - April 1). Distributions must start no later than your Required Beginning Date, which is April 1st of the calendar year after the calendar year in which you turn age 70-1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

How you can calculate required minimum distributions.
There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary


                                                             Tax information  53
and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

Do you have to pick the same method to calculate your required minimum distributions for all of your traditional IRAs and other retirement plans? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

Will we pay you the annual amount every year from your traditional IRA based on the method you choose? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

What if you take more than you need to for any year? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

What if you take less than you need to for any year? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

What are the required minimum distribution payments after you die? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

Individual beneficiary. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owners death. No distribution is required before that fifth year.

Spousal beneficiary. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70-1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70-1/2.

Non-individual beneficiary. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. However, note that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." Please note


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

that we need an individual annuitant to keep an annuity contract in force. If the beneficiary is not an individual, we must distribute amounts remaining in the annuity contract after the death of the annuitant.

Spousal continuation

If the contract is continued under Spousal continuation, no amounts are required to be paid until after your surviving spouse's death.

Payments to a beneficiary after your death

IRA death benefits are taxed the same as IRA distributions.

Borrowing and loans are prohibited transactions

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59-1/2 before the first day of that tax year.

Early distribution penalty tax

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59-1/2. Some of the available exceptions to the pre-age 59-1/2 penalty tax include distributions:

o    on or after your death; or

o    because you are disabled (special federal income tax definition);
     or

o used to pay certain extraordinary medical expenses (special fed eral income tax definition); or

o used to pay medical insurance premiums for unemployed indi viduals (special federal income tax definition); or

o used to pay certain first-time home buyer expenses (special fed eral income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

o used to pay certain higher education expenses (special federal income tax definition); or


o in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method. We do not anticipate that Guaranteed annual payments made under the Guaranteed withdrawal benefit for life's Maximum or Customized payment plan or taken as lump sums will qualify for this exception if made before age 59-1/2.


To meet this last exception, you could elect to apply your contract value to an Income Manager(R) (life annuity with a period certain) payout annuity contract (level payments version). You could also elect the substantially equal withdrawals option. We will calculate the substantially equal annual payments, using your choice of IRS-approved methods we offer. Although substantially equal withdrawals and Income Manager(R) payments are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals or Income Manager(R) annuity payments begin, the distributions should not be stopped or changed until after the later of your reaching age 59-1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from your contract as changing your pattern of substantially equal withdrawals or Income Manager(R) payments for purposes of determining whether the penalty applies.

Roth individual retirement annuities (Roth IRAs)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "traditional IRAs."


The Stylus(SM) Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.


Contributions to Roth IRAs

Individuals may make four different types of contributions to a Roth IRA:

o    regular after-tax contributions out of earnings; or

o taxable rollover contributions from traditional IRAs ("conversion" contributions); or

o    tax-free rollover contributions from other Roth arrangements; or

o tax-free direct custodian-to-custodian transfers from other Roth IRAs ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA or a Flexible Premium Roth IRA contract. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

Beginning in 2008, direct rollover contributions may be made from eligible retirement plans to Roth IRAs under certain circumstances.

Regular contributions to Roth IRAs


Limits on regular contributions. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $4,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs) for 2007 ($5,000 for 2008). This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $4,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to



                                                             Tax information  55
determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion earlier in this section under traditional IRAs.


If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, additional catch-up contributions totaling up to $1,000 can be made for the taxable year 2007 and later years.


With a Roth IRA, you can make regular contributions when you reach 701/2, as long as you have sufficient earnings. But, you cannot make contributions, regardless of your age, for any year that:

o your federal income tax filing status is "married filing jointly" and your modified adjusted gross income is over $160,000; or

o your federal income tax filing status is "single" and your modified adjusted gross income is over $110,000.

However, you can make regular Roth IRA contributions in reduced amounts when:

o your federal income tax filing status is "married filing jointly" and your modified adjusted gross income is between $150,000 and $160,000; or

o your federal income tax filing status is "single" and your modified adjusted gross income is between $95,000 and $110,000.


Modified adjusted gross income limits will be cost of living indexed beginning in 2007.

If you are married and filing separately and your modified adjusted gross income is between $0 and $10,000 the amount of regular contributions you are permitted to make is phased out. If your modified adjusted gross income is more than $10,000 you cannot make regular Roth IRA contributions.


When you can make contributions. Same as traditional IRAs.

Deductibility of contributions. Roth IRA contributions are not tax deductible.

Rollovers and direct transfers

What is the difference between rollover and direct transfer transactions?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only use rollover transactions between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

o    another Roth IRA ("tax-free rollover contribution");

o a "designated Roth contribution account" under a 401(k) plan or a 403(b) arrangement;

o another traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion contribution");

o you may not make contributions to a Roth IRA from a qualified plan under section 401(a) of the Internal Revenue Code, a TSA under section 403(b) of the Internal Revenue Code or any other eligible retirement plan until 2008. You may make rollover contributions from a "designated Roth contribution account" under a 401(k) plan or a 403(b) arrangement which permits designated Roth elective deferral contributions to be made, beginning in 2006.

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.


The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.


Conversion contributions to Roth IRAs

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Unlike a rollover from a traditional IRA to another traditional IRA, the conversion rollover transaction is not tax-free. Instead, the distribution from the traditional IRA is generally fully taxable. For this reason, we are required to withhold 10% federal income tax from the amount converted unless you elect out of such withholding. If you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax free.

There is, however, no early distribution penalty tax on the traditional IRA withdrawal that you are converting to a Roth IRA, even if you are under age 59-1/2.

The following rules apply until 2010: You cannot make conversion contributions to a Roth IRA for any taxable year in which your modified adjusted gross income exceeds $100,000. (For this purpose, your


56  Tax information
modified adjusted gross income is computed without the gross income stemming from the traditional IRA conversion. Modified adjusted gross income for this purpose excludes any lifetime required minimum distribution from a traditional IRA.) You also cannot make conversion contributions to a Roth IRA for any taxable year in which your federal income tax filing status is "married filing separately."

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA are subject to the annual required minimum distribution rule applicable to traditional IRAs beginning at age 70-1/2.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have recently issued Proposed and Temporary Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount reported as includible in certain circumstances.

Recharacterizations

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

How to recharacterize. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA).

To recharacterize a contribution, you must use our forms.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

Withdrawals, payments and transfers of funds out of Roth
IRAs

No federal income tax law restrictions on withdrawals. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

Distributions from Roth IRAs

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to the special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

o    rollovers from a Roth IRA to another Roth IRA;

o    direct transfers from a Roth IRA to another Roth IRA;

o    qualified distributions from a Roth IRA; and

o return of excess contributions or amounts recharacterized to a traditional IRA.

Qualified distributions from Roth IRAs. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

o    you are age 59-1/2; or older or

o    you die; or

o    you become disabled (special federal income tax definition); or

o your distribution is a "qualified first-time homebuyer distribution" (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).


                                                             Tax information  57

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

Nonqualified distributions from Roth IRAs. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)  Regular contributions.

(2) Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

     (a) Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

     (b) Nontaxable portion.

(3)  Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped and added together as follows:

(1) All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

(2) All regular contributions made during and for the year (contribu tions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.


(3) All conversion contributions made during the year are added together. For purposes of the ordering rules, in the case of any conversion in which the conversion distribution is made in 2007 and the conversion contribution is made in 2008, the conversion contribution is treated as contributed prior to other conversion contributions made in 2008.


Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

Beginning in 2008, distributions from IRAs used to make charitable contributions may be tax-free under certain circumstances.

Required minimum distributions during life

Lifetime required minimum distributions do not apply.

Required minimum distributions at death

Same as traditional IRA under "What are the required minimum distribution payments after you die?"

Payments to a beneficiary after your death

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

Borrowing and loans are prohibited transactions

Same as traditional IRA.

Excess contributions

Generally the same as traditional IRA, except that regular contributions made after age 70-1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over (for example, conversion contributions from a traditional IRA if your modified adjusted gross income is in excess of $100,000 in the conversion year).

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

Early distribution penalty tax

Same as traditional IRA.


FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

o We might have to withhold and/or report on amounts we pay under a free look or cancellation.

o We are generally required to withhold on conversion rollovers of traditional IRAs to Roth IRAs, as it is considered a withdrawal from the traditional IRA and is taxable.


58  Tax information

   We are required to withhold on the gross amount of a distribuo tion from a Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable. You can elect out of withholding as described below.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. In some states, you may elect out of state withholding, even if federal withholding applies. Generally, an election out of federal withholding will also be considered an election out of state withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

Federal income tax withholding on periodic annuity payments

We withhold differently on "periodic" and "non-periodic" payments. For a periodic annuity payment, for example, unless you specify a different number of withholding exemptions, we withhold assuming that you are married and claiming three withholding exemptions. If you do not give us your correct Taxpayer Identification Number, we withhold as if you are single with no exemptions.


Based on the assumption that you are married and claiming three withholding exemptions, if you receive less than $17,760 in periodic annuity payments in 2007, your payments will generally be exempt from federal income tax withholding. You could specify a different choice of withholding exemption or request that tax be withheld. Your withholding election remains effective unless and until you revoke it. You may revoke or change your withholding election at any time.


Federal income tax withholding on non-periodic annuity payments (withdrawals)

For a non-periodic distribution (total surrender or partial withdrawal), we generally withhold at a flat 10% rate. We apply that rate to the taxable amount in the case of nonqualified contracts, and to the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

You cannot elect out of withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then the 10% withholding rate applies.

Mandatory withholding from qualified plan distributions

Unless you have the distribution go directly to the new plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions. An eligible rollover distribution from a qualified plan can be rolled over to another eligible retirement plan. All distributions from a qualified plan are eligible rollover distributions unless they are on the following list of exceptions:

o any distributions which are required minimum distributions after age 70-1/2 or retirement from service with the employer; or

o substantially equal periodic payments made at least annually for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

o substantially equal periodic payments made for a specified period of 10 years or more; or

o    hardship withdrawals; or

o    corrective distributions that fit specified technical tax rules; or

o    loans that are treated as distributions; or

o a death benefit payment to a beneficiary who is not your surviv ing spouse; or

o a qualified domestic relations order distribution to a beneficiary who is not your current spouse or former spouse.

A death benefit payment to your surviving spouse, or a qualified domestic relations order distribution to your current or former spouse, may be a distribution subject to mandatory 20% withholding.


SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The trustee is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix I at the end of this Prospectus.


IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 49 for taxes. We do not now, but may in the future set up reserves for such taxes.


                                                             Tax information  59

8. More information

--------------------------------------------------------------------------------

ABOUT SEPARATE ACCOUNT NO. 49

Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. The results of Separate Account No. 49 operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within the Separate Account invests solely in class IB/B shares issued by the corresponding portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1) to add variable investment options to, or to remove variable investment options from, the Separate Account, or to add other separate accounts;

(2) to combine any two or more variable investment options;

(3) to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4) to operate the Separate Account or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against the Separate Account or a variable investment option directly);

(5) to deregister the Separate Account under the Investment Company Act of 1940;

(6) to restrict or eliminate any voting rights as to the Separate Account;

(7) to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies; and

(8) to unilaterally change your contract in order to comply with any applicable laws and regulations, including but not limited to changes in the Internal Revenue Code, in Treasury regulations or in published rulings of the Internal Revenue Service, ERISA and in Department of Labor regulations.

Any change in the contract must be in writing and made by our authorized officer. We will provide notice of any contract change.


ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional portfolios or eliminate existing portfolios at any time. More detailed information about each Trust, its portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plan, and other aspects of its operations, appears in the prospectuses for each Trust, which accompany this Prospectus, or in the respective SAIs, which are available upon request.


ABOUT THE GENERAL ACCOUNT

Our general account supports all of our policy and contract guarantees, including those that apply to our general obligations.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The general account is not required to register as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.


ABOUT OTHER METHODS OF PAYMENT


WIRE TRANSMITTALS AND ELECTRONIC APPLICATIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.


60  More information

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no financial transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt form, and financial transactions are only permitted if you request them in writing, sign the request and have its signature guaranteed, until we receive the signed Acknowledgement of Receipt form. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, additional contributions may be transmitted by wire.

AUTOMATIC INVESTMENT PROGRAM -- FOR NQ, FLEXIBLE PREMIUM IRA AND FLEXIBLE PREMIUM ROTH IRA CONTRACTS ONLY

You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as an additional contribution into an NQ, Flexible Premium IRA or Flexible Premium Roth IRA contract on a monthly or quarterly basis. AIP is not available for Rollover IRA, Roth IRA or QP contracts. Please see Appendix IV later in this Prospectus to see if the automatic investment program is available in your state.

For NQ contracts, the minimum amounts we will deduct are $100 monthly and $300 quarterly. Under Flexible Premium IRA and Flexible Premium Roth IRA contracts, the minimum amount is $50. AIP additional contributions may be allocated to any of the variable investment options. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month.

For contracts with GWBL, AIP will be automatically terminated after the later of: (i) the end of the first contract year, or (ii) the date the first withdrawal is taken.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our business day, generally, is any day on which the New York Stock Exchange is open for trading. A business day does not include any day we choose not to open due to emergency conditions. We may also close early due to emergency conditions. Our business day generally ends at 4:00 p.m. Eastern Time for purposes of determining the date when contributions are applied and any other transaction requests are processed. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

o If your contribution, transfer, or any other transaction request, containing all the required information, reaches us on a non-business day or after 4:00 p.m. on a business day, we will use the next business day.

o If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

o When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

o If we have entered into an agreement with your broker-dealer for automated processing of contributions upon receipt of customer order, your contribution will be considered received at the time your broker-dealer receives your contribution and all information needed to process your application, along with any required documents, and transmits your order to us in accordance with our processing procedures. Such arrangements may apply to initial contributions, subsequent contributions, or both, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4 p.m., Eastern Time.


CONTRIBUTIONS AND TRANSFERS


o Contributions allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

o Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.



ABOUT YOUR VOTING RIGHTS

As the owner of shares of the Trusts, we have the right to vote on certain matters involving the portfolios, such as:

o the election of trustees;

o the formal approval of independent public accounting firms selected for each Trust; or

o any other matters described in each prospectus for the Trusts or requiring a shareholders' vote under the Investment Company Act of 1940.


                                                            More information  61

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a portfolio for which no instructions have been received in the same proportion as we vote shares of that portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a portfolio in the same proportions that contract owners vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our policyowners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our policyowners, we will see to it that appropriate action is taken to do so.


SEPARATE ACCOUNT NO. 49 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.


CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.


ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 49, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.


FINANCIAL STATEMENTS

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.


TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office. You cannot assign your NQ contract as collateral or security for a loan. Loans are also not available under your NQ contract. In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

For NQ contracts only, subject to regulatory approval, if you elected the Guaranteed minimum death benefit, Guaranteed minimum income benefit, and/or the Guaranteed withdrawal benefit for life ("Benefit"), generally the Benefit will automatically terminate if you change ownership of the contract or if you assign the owner's right to change the beneficiary or person to whom annuity payments will be made. However, the Benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. Please speak with your financial professional for further information.

See Appendix IV later in this Prospectus for any state variations with regard to terminating any benefits under your contract.

You cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.


DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by AXA Distributors, LLC ("AXA Distributors"). AXA Distributors serves as principal underwriter of Separate Account No. 49. The offering of the contracts is intended to be continuous.

AXA Distributors, an indirect wholly owned subsidiary of AXA Equitable, is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Its principal business address is 1290 Avenue of the Americas, New York, NY 10104. The broker-dealer also acts as distributor for other AXA Equitable annuity products. AXA Distributors is a successor by merger to all of the functions, rights and obligations of Equitable Distributors, Inc. ("EDI"). Like AXA Distributors, EDI was owned by Equitable Holdings, LLC.

The contracts are sold by financial professionals of both affiliated and unaffiliated broker-dealers that have entered into selling agreements


62  More information
with AXA Distributors ("Selling broker-dealers"). AXA Distributors is under the common control of AXA Financial, Inc.

AXA Equitable pays sales compensation to AXA Distributors. In general, AXA Distributors will pay all of the sales compensation it receives from AXA Equitable to the Selling broker-dealers. Selling broker-dealers will, in turn, pay all or a portion of the compensation they receive from AXA Distributors to individual financial representatives as commissions related to the sale of the contracts.

Sales compensation paid to AXA Distributors will generally not exceed 7.50% of the total contributions made under the contracts. The Selling broker-dealer may elect to receive reduced contribution-based compensation in combination with asset-based compensation of up to 1.25% of the account value of all or a portion of the contracts sold through the broker-dealer. Contribution-based compensation, when combined with asset-based compensation, could exceed 7.50% of the total contributions made under the contracts. The sales compensation paid by AXA Distributors varies among Selling broker-dealers. AXA Distributors may also receive compensation and reimbursement for its marketing services under the terms of its distribution agreement with AXA Equitable.


AXA Distributors may also pay certain affiliated and/or unaffiliated Selling broker-dealers and other financial intermediaries additional compensation for certain services and/or in recognition of certain expenses that may be incurred by them or on their behalf (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable and/or Stylus(SM) on a company and/or product list; sales personnel training; due diligence and related costs; marketing and related services; conferences; and/or other support services, including some that may benefit the contract owner. Payments may be based on the amount of assets or purchase payments attributable to contracts sold through a Selling broker-dealer or, in the case of conference support, such payments may be a fixed amount. AXA Distributors may also make fixed payments to Selling broker-dealers in connection with the initiation of a new relationship or the introduction of a new product. These payments may serve as an incentive for Selling broker-dealers to promote the sale of particular products. Additionally, as an incentive for financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). Marketing allowances and sales incentives are made out of AXA Distributors' assets. Not all Selling broker-dealers receive these kinds of payments. For more information about any such arrangements, ask your financial professional.


AXA Distributors receive 12b-1 fees from certain portfolios for providing certain distribution and/or shareholder support services. AXA Distributors or their affiliates may also receive payments from the advisers of the portfolios or their affiliates to help defray expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective portfolios. In connection with portfolios offered through unaffiliated insurance trusts, AXA Distributors or their affiliates may also receive other payments from the advisers of the portfolios or their affiliates for providing distribution, administrative and/or shareholder support services.

Although AXA Equitable takes all of its costs into account in establishing the level of fees and expenses in its products, any compensation paid will not result in any separate charge to you under your contract. All payments made will be in compliance with all applicable NASD rules and other laws and regulations.


                                                            More information  63

Appendix I: Purchase considerations for QP contracts

--------------------------------------------------------------------------------


Trustees who are considering the purchase of a Stylus(SM) QP contract should discuss with their tax advisors whether this is an appropriate investment vehicle for the employer's plan. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the guaranteed minimum income benefit and other guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. The QP contract and this prospectus should be reviewed in full, and the following factors, among others, should be noted. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Stylus(SM) QP contract or another annuity contract. Therefore, you should purchase a Stylus(SM) QP contract to fund a plan for the contract's features and benefits other than tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles. This QP contract accepts transfer contributions only and not regular, ongoing payroll contributions. For 401(k) plans under defined contribution plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract.


We will not accept defined benefit plans. For defined contribution plans, we will only accept transfers from another defined contribution plan or a change of investment vehicles in the plan. Checks written on accounts held in the name of the employer instead of the plan or the trustee will not be accepted. Only one additional transfer contribution may be made per contract year. If overfunding of a plan occurs or amounts attributable to an excess or mistaken contribution must be withdrawn, withdrawals from the QP contract may be required. A withdrawal charge may apply.

AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant/employee takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan.

Given that required minimum distributions must generally commence from the plan for annuitants after age 70-1/2, trustees should consider that:

o the QP contract may not be an appropriate purchase for annuitants approaching or over age 70-1/2;


o provisions in the Treasury Regulations on required minimum distributions will require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating required minimum distributions. This could increase the amounts required to be distributed from the contract;


o the Guaranteed minimum income benefit may not be an appropriate feature for annuitants who are older than age 601/2 when the contract is issued; and

o if the Guaranteed minimum income benefit is automatically exercised as a result of the no lapse guarantee, payments will be made to the trustee.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.


A-1 Appendix I: Purchase considerations for QP contracts

Appendix II: Enhanced death benefit example

--------------------------------------------------------------------------------

The death benefit under the contracts is equal to the account value or, if greater, the enhanced death benefit, if elected.

The following illustrates the enhanced death benefit calculation. Assuming $100,000 is allocated to the variable investment options (with no allocation to the EQ/Money Market ), no additional contributions, no transfers, and no withdrawals, the enhanced death benefit for an owner age 45 would be calculated as follows:



-----------------------------------------------------------------------------------------------------
   End of
 contract                        6% Roll-Up to age 85     Annual Ratchet to age 85      GWBL Enhanced
   year        Account value   enhanced death benefit     enhanced death benefit      death benefit
------------------------------------------------------------------------------------------------------
     1          $105,000              $106,000                   $105,000                $105,000
------------------------------------------------------------------------------------------------------
     2          $115,500              $112,360                   $115,500                $115,500
------------------------------------------------------------------------------------------------------
     3          $129,360              $119,102                   $129,360                $129,360
------------------------------------------------------------------------------------------------------
     4          $103,488              $126,248                   $129,360                $135,828
------------------------------------------------------------------------------------------------------
     5          $113,837              $133,823                   $129,360                $142,296
------------------------------------------------------------------------------------------------------
     6          $127,497              $141,852                   $129,360                $148,764
------------------------------------------------------------------------------------------------------
     7          $127,497              $150,363                   $129,360                $155,232
------------------------------------------------------------------------------------------------------

The account values for contract years 1 through 7 are based on hypothetical rates of return of 5.00%, 10.00%, 12.00%, (20.00)%, 10.00%, 12.00% and 0.00%.
We are using these rates solely to illustrate how the benefit is determined. The return rates bear no relationship to past or future investment results.


ANNUAL RATCHET TO AGE 85

(1) At the end of contract years 1 through 3, the enhanced death benefit is the current account value.

(2) At the end of contract years 4 through 7, the enhanced death benefit is the enhanced death benefit at the end of the prior year since it is equal to or higher than the current account value.


GREATER OF 6% ROLL-UP TO AGE 85 OR THE ANNUAL RATCHET TO AGE 85

The enhanced death benefit under this option for each year shown would be the greater of the amounts shown under the 6% Roll-Up to age 85 or the Annual Ratchet to age 85.


GWBL ENHANCED DEATH BENEFIT

This example assumes no withdrawals. The GWBL Enhanced death benefit is a guaranteed minimum death benefit that is only available if you elect the Guaranteed withdrawal benefit for life. If you plan to take withdrawals during any of the first seven contract years, this illustration is of limited usefulness to you. At the end of contract years 4 through 7, the death benefit will be the enhanced death benefit. At the end of contract years 1, 2 and 3, the death benefit will be the current account value.


                                 Appendix II: Enhanced death benefit example B-1

Appendix III: Hypothetical illustrations

--------------------------------------------------------------------------------

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM
                                   BENEFITS

The following tables illustrate the changes in account value, cash value and the values of the "greater of 6% Roll-Up to age 85 or the Annual Ratchet to age 85" guaranteed minimum death benefit and the Guaranteed minimum income benefit under certain hypothetical circumstances for a Stylus(SM) contract. The table illustrates the operation of a contract based on a male, issue age 60, who makes a single $100,000 contribution and takes no withdrawals. The amounts shown are for the beginning of each contract year and assume that all of the account value is invested in portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying Portfolios (as described below), the corresponding net annual rates of return would be (2.33)% and 3.67% for the Stylus(SM) contract, at the 0% and 6% gross annual rates, respectively. These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your account value annually for the optional Guaranteed minimum death benefit and the Guaranteed minimum income benefit features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the greater of 6% Roll-Up to age 85 and the Annual Ratchet to age 85 Guaranteed minimum death benefit charge, the Guaranteed minimum income benefit charge, and any applicable administrative charge and withdrawal charge. The values shown under "Lifetime annual guaranteed minimum income benefit" reflect the lifetime income that would be guaranteed if the Guaranteed minimum income benefit is selected at that contract anniversary. An "N/A" in these columns indicates that the benefit is not exercisable in that year. A "0" under any of the death benefit and/or "Lifetime annual guaranteed minimum income benefit" columns indicates that the contract has terminated due to insufficient account value. However, the Guaranteed minimum income benefit has been automatically exercised, and the owner is receiving lifetime payments.


With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.14%, and (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.79% and (3) 12b-1 fees equivalent to an effective annual rate of 0.25%. These rates are the arithmetic average for all portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the variable investment options. The actual rates associated with any contract will vary depending upon the actual allocation of policy values among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the footnotes to the fee table for the underlying portfolios in "Fee Table" earlier in this prospectus. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Upon request, we will furnish you with a personalized illustration.


C-1 Appendix III: Hypothetical illustrations

Stylus(SM)
$100,000 Single Contribution and No Withdrawals

Male, Issue Age 60
Benefits:
     Greater of 6% Roll-Up to age 85 and the Annual Ratchet to age 85 Guaranteed minimum death benefit
     Guaranteed minimum income benefit

                                                          Greater of 6%
                                                         Roll-up to age
                                                        85 and the Annual                               Lifetime Annual
                                                         Ratchet to age                        Guaranteed Minimum Income Benefit
                                                          85 Guaranteed                        ----------------------------------
                                                          Minimum Death                           Guaranteed       Hypothetical
                   Account Value        Cash Value           Benefit       Total Death Benefit      Income            Income
       Contract ------------------- ------------------ ------------------- ------------------- ----------------- ----------------
 Age     Year   0%        6%        0%        6%        0%        6%        0%        6%       0%       6%       0%       6%
----- --------- --------- --------- -------- --------- --------- --------- --------- --------- -------- -------- -------- -------
 60        1     100,000  100,000    93,000    93,000   100,000  100,000    100,000  100,000     N/A      N/A      N/A      N/A
 61        2      96,292  102,292    89,292    95,292   106,000  106,000    106,000  106,000     N/A      N/A      N/A      N/A
 62        3      92,588  104,585    86,588    98,585   112,360  112,360    112,360  112,360     N/A      N/A      N/A      N/A
 63        4      88,882  106,875    82,882   100,875   119,102  119,102    119,102  119,102     N/A      N/A      N/A      N/A
 64        5      85,170  109,157    80,170   104,157   126,248  126,248    126,248  126,248     N/A      N/A      N/A      N/A
 65        6      81,446  111,423    78,446   108,423   133,823  133,823    133,823  133,823     N/A      N/A      N/A      N/A
 66        7      77,704  113,668    76,704   112,668   141,852  141,852    141,852  141,852     N/A      N/A      N/A      N/A
 67        8      73,939  115,885    73,939   115,885   150,363  150,363    150,363  150,363     N/A      N/A      N/A      N/A
 68        9      70,144  118,066    70,144   118,066   159,385  159,385    159,385  159,385     N/A      N/A      N/A      N/A
 69       10      66,313  120,203    66,313   120,203   168,948  168,948    168,948  168,948     N/A      N/A      N/A      N/A
 74       15      46,349  129,875    46,349   129,875   226,090  226,090    226,090  226,090   13,520   13,520   13,520   13,520
 79       20      24,243  136,702    24,243   136,702   302,560  302,560    302,560  302,560   20,272   20,272   20,272   20,272
 84       25           0  138,510         0   138,510         0  404,893          0  404,893   32,391   32,391   32,391   32,391
 89       30           0  147,629         0   147,629         0  429,187          0  429,187     N/A      N/A      N/A      N/A
 94       35           0  161,771         0   161,771         0  429,187          0  429,187     N/A      N/A      N/A      N/A
 95       36           0  164,918         0   164,918         0  429,187          0  429,187     N/A      N/A      N/A      N/A



The hypothetical investment results are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including investment allocations made by the owner. The account value, cash value and guaranteed benefits for a contract would be different from the ones shown if the actual gross rate of investment return averaged 0% or 6% over a period of years, but also fluctuated above or below the average for individual contract years. We can make no representation that these hypothetical investment results can be achieved for any one year or continued over any period of time. In fact, for any given period of time, the investment results could be negative.



                                    Appendix III: Hypothetical illustrations C-2

Appendix IV: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------


The following information is a summary of the states where the Stylus(SM) contract or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus.


STATES WHERE CERTAIN Stylus(SM) FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR HAS CERTAIN VARIATIONS TO FEATURES AND/OR BENEFITS:


As of the date of this Prospectus, there are no state variations. State variations will be added by supplement.



D-1 Appendix IV: State contract availability and/or variations of certain features and benefits

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS


                                                                           Page

Who is AXA Equitable?                                                         2

Unit Values                                                                   2
Custodian and Independent Registered Public Accounting Firm                   2
Distribution of the Contracts                                                 2
Financial Statements                                                          2



How to Obtain a Stylus(SM) Statement of Additional Information for Separate Account No. 49

Send this request form to:
 Stylus(SM)
 P.O. Box 1547

 Secaucus, NJ 07096-1547

-

Please send me a Stylus(SM) SAI for Separate Account No. 49 dated ______, 2006.



--------------------------------------------------------------------------------
Name:


--------------------------------------------------------------------------------
Address:


--------------------------------------------------------------------------------
City                       State          Zip










                                                                x01407Stylus(SM)

Stylus

A combination variable and fixed deferred annuity contract


STATEMENT OF ADDITIONAL INFORMATION
__________, 2006


AXA Equitable Life Insurance Company
1290 Avenue of the Americas
New York, New York 10104

--------------------------------------------------------------------------------


This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the related Stylus Prospectus, dated __________, 2006. That Prospectus provides detailed information concerning the contracts and the variable investment options and the fixed maturity options that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account No. 49. Definitions of special terms used in the SAI are found in the Prospectus.


On September 7, 2004, our name was changed from "The Equitable Life Assurance Society of the United States" to "AXA Equitable Life Insurance Company."

A copy of the Prospectus is available free of charge by writing the processing office (Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll free, or by contacting your financial professional.

TABLE OF CONTENTS


Who is AXA Equitable?                                                        2


Unit Values                                                                  2

Custodian and Independent Registered Public Accounting Firm                  2

Distribution of the Contracts                                                2

Financial Statements                                                         2

             Copyright 2006 AXA Equitable Life Insurance Company.
All rights reserved. Accumulator(R) is a registered service mark of AXA
                       Equitable Life Insurance Company.



                                                                          Stylus
                                                                          x01407

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings Inc., and the following affiliated companies: AXA Corporate Solutions Reinsurance Company ("AXA Corporate Solutions") and AXA Belgium SA. AXA holds its interest in AXA America Holdings, Inc. and AXA Corporate Solutions, directly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.



UNIT VALUES


Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Stylus.


The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period multiplied by
(ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

                                     (a/b)-c

where:

(a) is the value of the variable investment option's shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to or withdrawn from the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b) is the value of the variable investment option's shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c) is the daily mortality and expense risks charge, administrative charge and any applicable distribution charge relating to the contracts, times the number of calendar days in the valuation period. These daily charges are at an effective annual rate not to exceed a total of 1.35%. Your contract charges may be less.


CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account No. 49.

The financial statements of the Separate Account at December 31, 2005 and for each of the two years in the period ended December 31, 2005, and the consolidated financial statements of AXA Equitable at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 are included in this SAI in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of AXA Equitable at December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 are also included in this SAI in reliance on the reports of KPMG LLP, an independent registered public accounting firm, on the consolidated financial statements of AllianceBernstein L.P. and on the financial statements of AllianceBernstein Holding L.P. (together, "Alliance") as of December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, and on the reports of KPMG LLP on Alliance management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financial reporting as of December 31, 2005. The reports are given on the authority of said firm as experts in auditing and accounting.


KPMG LLP was Alliance's independent registered public accounting firm for each of the years in the three year period ended December 31, 2005. On March 8, 2006, KPMG LLP was terminated, and PricewaterhouseCoopers LLP was appointed as Alliance's independent registered public accounting firm, as disclosed on AXA Equitable's Report on Form 8-K filed on March 13, 2006. AllianceBernstein Corporation, an indirect wholly owned subsidiary of AXA Equitable, is the general partner of both AllianceBernstein L.P. and AllianceBernstein Holding L.P.

PricewaterhouseCoopers LLP provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence rules, and as disclosed in AXA Equitable's Form 10-K. PricewaterhouseCoopers LLP's address is 300 Madison Avenue, New York, New York 10017.



DISTRIBUTION OF THE CONTRACTS

Under a distribution agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 49, AXA Equitable paid AXA Distributors, LLC, distribution fees of $561,166,840 for 2005, $418,189,861 for 2004 and $429,871,011 for 2003, as the distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 49. Of these amounts, for each of these three years, AXA Distributors, LLC retained $120,349,631, $57,065,006 and $84,547,116, respectively.



FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

The financial statements of Separate Account No. 49 list variable investment options not currently offered under this contract.

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.....................................................  FSA-2
Financial Statements:
   Statements of Assets and Liabilities, December 31, 2005.................................................. FSA-3
   Statements of Operations for the Year Ended December 31, 2005............................................ FSA-29
   Statements of Changes in Net Assets for the Years Ended December 31, 2005 and 2004....................... FSA-39
   Notes to Financial Statements............................................................................ FSA-55

AXA EQUITABLE LIFE INSURANCE COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm.....................................................    F-1
Consolidated Financial Statements:
   Consolidated Balance Sheets, December 31, 2005 and 2004..................................................    F-2
   Consolidated Statements of Earnings, Years Ended December 31, 2005, 2004 and 2003........................    F-3
   Consolidated Statements of Shareholder's Equity and Comprehensive Income,
   Years Ended December 31, 2005, 2004 and 2003.............................................................    F-4
   Consolidated Statements of Cash Flows, Years Ended December 31, 2005, 2004 and 2003......................    F-5
   Notes to Consolidated Financial Statements...............................................................    F-7

                                     FSA-1

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
AXA Equitable Life Insurance Company
and Contractowners of Separate Account No. 49 of AXA Equitable Life Insurance Company

In our opinion, the accompanying statements of assets and liabilities and the related statements of operations and of changes in net assets present fairly, in all material respects, the financial position of the separate Variable Investment Options, as listed in Note 1 to such financial statements, of AXA Equitable Life Insurance Company ("AXA Equitable") Separate Account No. 49 at December 31, 2005, the results of each of their operations for the year then ended and the changes in each of their net assets for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of AXA Equitable's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of investments in The Trusts at December 31, 2005 by correspondence with the transfer agent of The Trusts, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, New York
April 14, 2006

                                     FSA-2

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2005

                                                         AXA             AXA              AXA
                                                      Aggressive    Conservative   Conservative-Plus
                                                      Allocation     Allocation        Allocation
                                                   --------------- -------------- -------------------
Assets:
Investment in shares of The Trusts, at fair value   $572,428,632    $194,369,289      $451,381,978
Receivable for The Trusts shares sold ............     2,427,713              --                --
Receivable for policy-related transactions .......            --       4,946,408         1,606,286
                                                    ------------    ------------      ------------
  Total assets ...................................   574,856,345     199,315,697       452,988,264
                                                    ------------    ------------      ------------
Liabilities:
Payable for The Trusts shares purchased ..........            --       4,946,408         1,606,286
Payable for policy-related transactions ..........     2,427,713              --                --
                                                    ------------    ------------      ------------
  Total liabilities ..............................     2,427,713       4,946,408         1,606,286
                                                    ------------    ------------      ------------
Net Assets .......................................  $572,428,632    $194,369,289      $451,381,978
                                                    ============    ============      ============
Accumulation Units ...............................   572,360,246     194,238,946       451,307,019
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................        68,386         130,343            74,959
                                                    ------------    ------------      ------------
Total net assets .................................  $572,428,632    $194,369,289      $451,381,978
                                                    ============    ============      ============
Investments in shares of The Trusts, at cost .....  $537,479,586    $196,505,139      $449,398,778
The Trusts shares held
 Class A .........................................            --              --                --
 Class B .........................................    44,160,755      18,188,487        40,439,276

                                                          AXA               AXA
                                                        Moderate       Moderate-Plus     AXA Premier VIP    AXA Premier VIP
                                                       Allocation        Allocation     Aggressive Equity      Core Bond
                                                   ----------------- ----------------- ------------------- ----------------
Assets:
Investment in shares of The Trusts, at fair value   $2,886,626,469    $2,819,218,649       $127,365,599      $631,385,863
Receivable for The Trusts shares sold ............              --                --             97,750            37,172
Receivable for policy-related transactions .......       3,284,304         5,776,865                 --                --
                                                    --------------    --------------       ------------      ------------
  Total assets ...................................   2,889,910,773     2,824,995,514        127,463,349       631,423,035
                                                    --------------    --------------       ------------      ------------
Liabilities:
Payable for The Trusts shares purchased ..........       3,284,304         5,754,722                 --                --
Payable for policy-related transactions ..........              --                --             97,750            37,172
                                                    --------------    --------------       ------------      ------------
  Total liabilities ..............................       3,284,304         5,754,722             97,750            37,172
                                                    --------------    --------------       ------------      ------------
Net Assets .......................................  $2,886,626,469    $2,819,218,649       $127,365,599      $631,385,863
                                                    ==============    ==============       ============      ============
Accumulation Units ...............................   2,886,530,886     2,819,240,792        127,147,812       631,230,579
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................          95,583                --            217,787           155,284
                                                    --------------    --------------       ------------      ------------
Total net assets .................................  $2,886,626,469    $2,819,240,792       $127,365,599      $631,385,863
                                                    ==============    ==============       ============      ============
Investments in shares of The Trusts, at cost .....  $2,731,172,632    $2,699,907,887       $122,786,746      $643,715,692
The Trusts shares held
 Class A .........................................              --                --                 --                --
 Class B .........................................     182,761,742       223,778,166          4,724,937        61,660,776

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-3

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                         AXA Premier VIP  AXA Premier VIP      AXA Premier VIP
                                                           Health Care       High Yield     International Equity
                                                        ---------------- ----------------- ----------------------
Assets:
Investment in shares of The Trusts, at fair value .....   $246,313,977      $877,389,710        $328,909,822
Receivable for The Trusts shares sold .................             --            94,893              86,463
Receivable for policy-related transactions ............        318,993                --                  --
                                                          ------------      ------------        ------------
  Total assets ........................................    246,632,970       877,484,603         328,996,287
                                                          ------------      ------------        ------------
Liabilities:
Payable for The Trusts shares purchased ...............        318,993                --                  --
Payable for policy-related transactions ...............             --            94,893              86,463
                                                          ------------      ------------        ------------
  Total liabilities ...................................        318,993            94,893              86,463
                                                          ------------      ------------        ------------
Net Assets ............................................   $246,313,977      $877,389,710        $328,909,824
                                                          ============      ============        ============
Accumulation Units ....................................    246,215,883       877,332,132         328,765,557
Retained by AXA Equitable in Separate Account
 No. 49 ...............................................         98,094            57,578             144,267
                                                          ------------      ------------        ------------
Total net assets ......................................   $246,313,977      $877,389,710        $328,909,824
                                                          ============      ============        ============
Investments in shares of The Trusts, at cost ..........   $230,794,884      $928,532,882        $283,807,667
The Trusts shares held
 Class A ..............................................             --                --                  --
 Class B ..............................................     22,686,417       161,380,761          25,289,454

                                                            AXA Premier VIP       AXA Premier VIP   AXA Premier VIP
                                                         Large Cap Core Equity   Large Cap Growth   Large Cap Value
                                                        ----------------------- ------------------ -----------------
Assets:
Investment in shares of The Trusts, at fair value .....       $151,589,100         $295,810,234       $440,282,384
Receivable for The Trusts shares sold .................                 --              100,276                 --
Receivable for policy-related transactions ............            364,716                   --            638,065
                                                              ------------         ------------       ------------
  Total assets ........................................        151,953,816          295,910,510        440,920,449
                                                              ------------         ------------       ------------
Liabilities:
Payable for The Trusts shares purchased ...............            364,716                   --            638,065
Payable for policy-related transactions ...............                 --              100,276                 --
                                                              ------------         ------------       ------------
  Total liabilities ...................................            364,716              100,276            638,065
                                                              ------------         ------------       ------------
Net Assets ............................................       $151,589,100         $295,810,234       $440,282,384
                                                              ============         ============       ============
Accumulation Units ....................................        151,341,776          295,667,060        440,121,101
Retained by AXA Equitable in Separate Account
 No. 49 ...............................................            247,324              143,174            161,283
                                                              ------------         ------------       ------------
Total net assets ......................................       $151,589,100         $295,810,234       $440,282,384
                                                              ============         ============       ============
Investments in shares of The Trusts, at cost ..........       $133,777,523         $249,697,207       $404,903,667
The Trusts shares held
 Class A ..............................................                 --                   --                 --
 Class B ..............................................         14,050,952           28,712,340         39,350,937

                                                         AXA Premier VIP
                                                          Mid Cap Growth
                                                        -----------------
Assets:
Investment in shares of The Trusts, at fair value .....    $374,112,707
Receivable for The Trusts shares sold .................              --
Receivable for policy-related transactions ............         375,113
                                                           ------------
  Total assets ........................................     374,487,820
                                                           ------------
Liabilities:
Payable for The Trusts shares purchased ...............         375,113
Payable for policy-related transactions ...............              --
                                                           ------------
  Total liabilities ...................................         375,113
                                                           ------------
Net Assets ............................................    $374,112,707
                                                           ============
Accumulation Units ....................................     374,042,695
Retained by AXA Equitable in Separate Account
 No. 49 ...............................................          70,012
                                                           ------------
Total net assets ......................................    $374,112,707
                                                           ============
Investments in shares of The Trusts, at cost ..........    $348,983,716
The Trusts shares held
 Class A ..............................................              --
 Class B ..............................................      41,519,186

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-4

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                    AXA Premier VIP   AXA Premier VIP     EQ/Alliance
                                                     Mid Cap Value       Technology       Common Stock
                                                   ----------------- ----------------- -----------------
Investment in shares of The Trusts, at fair value     $370,721,023      $254,018,680    $1,278,041,522
Receivable for The Trusts shares sold ............              --                --                --
Receivable for policy-related transactions .......          91,287         2,299,237         2,502,362
                                                      ------------      ------------    --------------
  Total assets ...................................     370,812,310       256,317,917     1,280,543,884
                                                      ------------      ------------    --------------
Liabilities:
Payable for The Trusts shares purchased ..........          91,287         2,299,237         2,502,362
Payable for policy-related transactions ..........              --                --                --
                                                      ------------      ------------    --------------
  Total liabilities ..............................          91,287         2,299,237         2,502,362
                                                      ------------      ------------    --------------
Net Assets .......................................    $370,721,023      $254,018,680    $1,278,041,522
                                                      ============      ============    ==============
Accumulation Units ...............................     370,654,189       253,676,135     1,277,967,693
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................          66,834           342,545            73,829
                                                      ------------      ------------    --------------
Total net assets .................................    $370,721,023      $254,018,680    $1,278,041,522
                                                      ============      ============    ==============
Investments in shares of The Trusts, at cost .....    $387,051,546      $213,458,296    $1,250,351,274
The Trusts shares held
 Class A .........................................              --                --                --
 Class B .........................................      38,563,747        24,828,017        71,036,659

                                                                         EQ/Alliance
                                                                        Intermediate                    EQ/Alliance
                                                       EQ/Alliance       Government     EQ/Alliance      Large Cap
                                                    Growth and Income    Securities    International       Growth
                                                   ------------------- -------------- --------------- ---------------
Assets:
Investment in shares of The Trusts, at fair value      $759,612,634     $321,422,318   $586,236,449    $411,139,414
Receivable for The Trusts shares sold ............               --          345,687        363,366              --
Receivable for policy-related transactions .......          147,364               --             --         156,664
                                                       ------------     ------------   ------------    ------------
  Total assets ...................................      759,759,998      321,768,005    586,599,815     411,296,078
                                                       ------------     ------------   ------------    ------------
Liabilities:
Payable for The Trusts shares purchased ..........          147,364               --             --         156,664
Payable for policy-related transactions ..........               --          345,687        363,366              --
                                                       ------------     ------------   ------------    ------------
  Total liabilities ..............................          147,364          345,687        363,366         156,664
                                                       ------------     ------------   ------------    ------------
Net Assets .......................................     $759,612,634     $321,422,318   $586,236,449    $411,139,414
                                                       ============     ============   ============    ============
Accumulation Units ...............................      759,474,567      320,909,050    585,935,489     409,334,005
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................          138,067          513,268        300,960       1,805,409
                                                       ------------     ------------   ------------    ------------
Total net assets .................................     $759,612,634     $321,422,318   $586,236,449    $411,139,414
                                                       ============     ============   ============    ============
Investments in shares of The Trusts, at cost .....     $663,109,777     $338,055,738   $461,541,398    $389,951,819
The Trusts shares held
 Class A .........................................               --               --             --              --
 Class B .........................................       40,934,144       33,102,579     46,783,528      53,223,788

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-5

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                     EQ/Alliance      EQ/Alliance         EQ/Ariel
                                                    Quality Bond   Small Cap Growth   Appreciation II
                                                   -------------- ------------------ -----------------
Assets:
Investment in shares of The Trusts, at fair value   $349,719,501     $443,963,771        $8,341,809
Receivable for The Trusts shares sold ............            --               --                --
Receivable for policy-related transactions .......         1,324           87,541            71,856
                                                    ------------     ------------        ----------
  Total assets ...................................   349,720,825      444,051,312         8,413,665
                                                    ------------     ------------        ----------
Liabilities:
Payable for The Trusts shares purchased ..........         1,324           87,541            71,856
Payable for policy-related transactions ..........            --               --                --
                                                    ------------     ------------        ----------
  Total liabilities ..............................         1,324           87,541            71,856
                                                    ------------     ------------        ----------
Net Assets .......................................  $349,719,501     $443,963,771        $8,341,809
                                                    ============     ============        ==========
Accumulation Units ...............................   349,667,911      443,581,317         5,276,189
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................        51,590          382,454         3,065,620
                                                    ------------     ------------        ----------
Total net assets .................................  $349,719,501     $443,963,771        $8,341,809
                                                    ============     ============        ==========
Investments in shares of The Trusts, at cost .....  $360,239,961     $356,283,084        $8,297,121
The Trusts shares held
 Class A .........................................            --               --            10,048
 Class B .........................................    35,108,274       27,860,238           809,806

                                                    EQ/Bear Stearns                                            EQ/Calvert
                                                     Small Company      EQ/Bernstein     EQ/Boston Advisors     Socially
                                                        Growth       Diversified Value      Equity Income      Responsible
                                                   ---------------- ------------------- -------------------- --------------
Assets:
Investment in shares of The Trusts, at fair value     $72,479,778      $1,439,892,423       $135,216,622      $47,783,445
Receivable for The Trusts shares sold ............        234,557                  --                 --               --
Receivable for policy-related transactions .......             --             666,834            336,294           37,489
                                                      -----------      --------------       ------------      -----------
  Total assets ...................................     72,714,335       1,440,559,257        135,552,916       47,820,934
                                                      -----------      --------------       ------------      -----------
Liabilities:
Payable for The Trusts shares purchased ..........             --             666,834            336,294           37,489
Payable for policy-related transactions ..........        234,557                  --                 --               --
                                                      -----------      --------------       ------------      -----------
  Total liabilities ..............................        234,557             666,834            336,294           37,489
                                                      -----------      --------------       ------------      -----------
Net Assets .......................................    $72,479,778      $1,439,892,423       $135,216,622      $47,783,445
                                                      ===========      ==============       ============      ===========
Accumulation Units ...............................     72,374,649       1,439,640,312        135,055,175       47,467,438
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................        105,129             252,111            161,447          316,007
                                                      -----------      --------------       ------------      -----------
Total net assets .................................    $72,479,778      $1,439,892,423       $135,216,622      $47,783,445
                                                      ===========      ==============       ============      ===========
Investments in shares of The Trusts, at cost .....    $70,765,458      $1,218,317,831       $131,719,291      $43,584,868
The Trusts shares held
 Class A .........................................             --                  --             17,219               --
 Class B .........................................      8,274,164          99,310,904         21,238,685        5,831,031

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-6

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                            EQ/Capital     EQ/Capital Guardian   EQ/Capital Guardian
                                                         Guardian Growth      International            Research
                                                        ----------------- --------------------- ---------------------
Assets:
Investment in shares of The Trusts, at fair value .....    $284,496,168        $728,417,002          $705,144,542
Receivable for The Trusts shares sold .................              --             340,328                   512
Receivable for policy-related transactions ............         110,712                  --                    --
                                                           ------------        ------------          ------------
  Total assets ........................................     284,606,880         728,757,330           705,145,054
                                                           ------------        ------------          ------------
Liabilities:
Payable for The Trusts shares purchased ...............         110,712                  --                    --
Payable for policy-related transactions ...............              --             340,328                   512
                                                           ------------        ------------          ------------
  Total liabilities ...................................         110,712             340,328                   512
                                                           ------------        ------------          ------------
Net Assets ............................................    $284,496,168        $728,417,002          $705,144,542
                                                           ============        ============          ============
Accumulation Units ....................................     283,809,368         728,288,984           704,554,255
Retained by AXA Equitable in Separate Account
 No. 49 ...............................................         686,800             128,018               590,287
                                                           ------------        ------------          ------------
Total net assets ......................................    $284,496,168        $728,417,002          $705,144,542
                                                           ============        ============          ============
Investments in shares of The Trusts, at cost ..........    $290,920,195        $561,141,688          $550,764,752
The Trusts shares held
 Class A ..............................................              --                  --                    --
 Class B ..............................................      21,776,025          58,379,782            56,346,109

                                                                                                                     EQ/Evergreen
                                                         EQ/Capital Guardian   EQ/Caywood-Scholl    EQ/Equity 500    International
                                                             U.S. Equity        High Yield Bond         Index            Bond
                                                        --------------------- ------------------- ----------------- --------------
Assets:
Investment in shares of The Trusts, at fair value .....      $905,683,875         $33,235,851      $1,537,174,835    $11,311,681
Receivable for The Trusts shares sold .................                --                  --                  --             --
Receivable for policy-related transactions ............           134,389             108,393             851,483        417,825
                                                             ------------         -----------      --------------    -----------
  Total assets ........................................       905,818,264          33,344,244       1,538,026,318     11,729,506
                                                             ------------         -----------      --------------    -----------
Liabilities:
Payable for The Trusts shares purchased ...............           134,389             108,393             851,483        417,825
Payable for policy-related transactions ...............                --                  --                  --             --
                                                             ------------         -----------      --------------    -----------
  Total liabilities ...................................           134,389             108,393             851,483        417,825
                                                             ------------         -----------      --------------    -----------
Net Assets ............................................      $905,683,875         $33,235,851      $1,537,174,835    $11,311,681
                                                             ============         ===========      ==============    ===========
Accumulation Units ....................................       905,335,010          33,180,001       1,537,157,025      6,422,237
Retained by AXA Equitable in Separate Account
 No. 49 ...............................................           348,865              55,850              17,810      4,889,444
                                                             ------------         -----------      --------------    -----------
Total net assets ......................................      $905,683,875         $33,235,851      $1,537,174,835    $11,311,681
                                                             ============         ===========      ==============    ===========
Investments in shares of The Trusts, at cost ..........      $792,185,207         $34,553,296      $1,427,098,104    $11,422,012
The Trusts shares held
 Class A ..............................................                --                  --                  --             --
 Class B ..............................................        78,522,888           7,295,467          65,672,326      1,158,141

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-7

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                    EQ/Evergreen       EQ/FI         EQ/FI Mid
                                                        Omega         Mid Cap        Cap Value
                                                   -------------- --------------- ---------------
Assets:
Investment in shares of The Trusts, at fair value   $147,906,914   $867,883,453    $832,688,375
Receivable for The Trusts shares sold ............            --             --         466,786
Receivable for policy-related transactions .......       114,936         98,823              --
                                                    ------------   ------------    ------------
  Total assets ...................................   148,021,850    867,982,276     833,155,161
                                                    ------------   ------------    ------------
Liabilities:
Payable for The Trusts shares purchased ..........       114,936         98,823              --
Payable for policy-related transactions ..........            --             --         466,786
                                                    ------------   ------------    ------------
  Total liabilities ..............................       114,936         98,823         466,786
                                                    ------------   ------------    ------------
Net Assets .......................................  $147,906,914   $867,883,453    $832,688,375
                                                    ============   ============    ============
Accumulation Units ...............................   147,725,839    867,601,518     832,305,199
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................       181,075        281,935         383,176
                                                    ------------   ------------    ------------
Total net assets .................................  $147,906,914   $867,883,453    $832,688,375
                                                    ============   ============    ============
Investments in shares of The Trusts, at cost .....  $135,590,641   $813,372,805    $745,806,703
The Trusts shares held
 Class A .........................................            --             --              --
 Class B .........................................    16,381,723     84,609,146      59,697,535

                                                      EQ/GAMCO        EQ/GAMCO                           EQ/Janus
                                                     Mergers and   Small Company   EQ/International     Large Cap
                                                    Acquisitions       Value            Growth            Growth
                                                   -------------- --------------- ------------------ ---------------
Assets:
Investment in shares of The Trusts, at fair value   $24,271,926    $129,484,932       $16,053,583     $228,464,494
Receivable for The Trusts shares sold ............           --              --                --               --
Receivable for policy-related transactions .......       25,191         166,591           137,629           73,771
                                                    -----------    ------------       -----------     ------------
  Total assets ...................................   24,297,117     129,651,523        16,191,212      228,538,265
                                                    -----------    ------------       -----------     ------------
Liabilities:
Payable for The Trusts shares purchased ..........       25,191         166,591           137,629           73,771
Payable for policy-related transactions ..........           --              --                --               --
                                                    -----------    ------------       -----------     ------------
  Total liabilities ..............................       25,191         166,591           137,629           73,771
                                                    -----------    ------------       -----------     ------------
Net Assets .......................................  $24,271,926    $129,484,932       $16,053,583     $228,464,494
                                                    ===========    ============       ===========     ============
Accumulation Units ...............................   24,224,531     129,460,846        16,015,334      227,979,653
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................       47,395          24,086            38,249          484,841
                                                    -----------    ------------       -----------     ------------
Total net assets .................................  $24,271,926    $129,484,932       $16,053,583     $228,464,494
                                                    ===========    ============       ===========     ============
Investments in shares of The Trusts, at cost .....  $24,476,432    $134,101,681       $15,243,723     $189,152,567
The Trusts shares held
 Class A .........................................           --              --                --               --
 Class B .........................................    2,091,115       4,811,940         3,081,505       33,453,391

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-8

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                                       EQ/JPMorgan      EQ/Lazard
                                                      EQ/JPMorgan         Value         Small Cap
                                                       Core Bond      Opportunities       Value
                                                   ----------------- --------------- ---------------
Assets:
Investment in shares of The Trusts, at fair value   $1,190,769,908    $468,650,591    $875,079,411
Receivable for The Trusts shares sold ............          22,976         402,411         876,875
Receivable for policy-related transactions .......              --              --              --
                                                    --------------    ------------    ------------
  Total assets ...................................   1,190,792,884     469,053,002     875,956,286
                                                    --------------    ------------    ------------
Liabilities:
Payable for The Trusts shares purchased ..........              --              --              --
Payable for policy-related transactions ..........          22,976         402,411         876,875
                                                    --------------    ------------    ------------
  Total liabilities ..............................          22,976         402,411         876,875
                                                    --------------    ------------    ------------
Net Assets .......................................  $1,190,769,908    $468,650,591    $875,079,411
                                                    ==============    ============    ============
Accumulation Units ...............................   1,190,350,293     468,128,014     874,837,223
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................         419,615         522,577         242,188
                                                    --------------    ------------    ------------
Total net assets .................................  $1,190,769,908    $468,650,591    $875,079,411
                                                    ==============    ============    ============
Investments in shares of The Trusts, at cost .....  $1,218,672,417    $419,949,136    $825,782,266
The Trusts shares held
 Class A .........................................              --              --              --
 Class B .........................................     108,191,722      37,157,231      65,419,229

                                                                                   EQ/Lord Abbett
                                                    EQ/Legg Mason      EQ/Long       Growth and     EQ/Lord Abbett
                                                     Value Equity     Term Bond        Income       Large Cap Core
                                                   --------------- -------------- ---------------- ---------------
Assets:
Investment in shares of The Trusts, at fair value    $29,374,501    $43,056,383      $35,799,540     $24,611,735
Receivable for The Trusts shares sold ............            --             --               --              --
Receivable for policy-related transactions .......       433,372         90,028           84,981          33,244
                                                     -----------    -----------      -----------     -----------
  Total assets ...................................    29,807,873     43,146,411       35,884,521      24,644,979
                                                     -----------    -----------      -----------     -----------
Liabilities:
Payable for The Trusts shares purchased ..........       433,372         90,028           84,981          33,244
Payable for policy-related transactions ..........            --             --               --              --
                                                     -----------    -----------      -----------     -----------
  Total liabilities ..............................       433,372         90,028           84,981          33,244
                                                     -----------    -----------      -----------     -----------
Net Assets .......................................   $29,374,501    $43,056,383      $35,799,540     $24,611,735
                                                     ===========    ===========      ===========     ===========
Accumulation Units ...............................    26,218,997     42,956,502       32,532,487      21,339,054
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................     3,155,504         99,881        3,267,053       3,272,681
                                                     -----------    -----------      -----------     -----------
Total net assets .................................   $29,374,501    $43,056,383      $35,799,540     $24,611,735
                                                     ===========    ===========      ===========     ===========
Investments in shares of The Trusts, at cost .....   $29,250,836    $43,858,351      $34,813,993     $24,008,151
The Trusts shares held
 Class A .........................................            --             --           10,080          10,059
 Class B .........................................     2,805,546      3,177,972        3,341,657       2,291,120

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-9

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                                                         EQ/Mercury
                                                    EQ/Lord Abbett      EQ/Marsico      Basic Value
                                                     Mid Cap Value        Focus            Equity
                                                   ---------------- ----------------- ---------------
Assets:
Investment in shares of The Trusts, at fair value    $105,280,107    $1,281,657,029    $723,111,484
Receivable for The Trusts shares sold ............             --                --         191,278
Receivable for policy-related transactions .......        272,696           913,796              --
                                                     ------------    --------------    ------------
  Total assets ...................................    105,552,803     1,282,570,825     723,302,762
                                                     ------------    --------------    ------------
Liabilities:
Payable for The Trusts shares purchased ..........        272,696           913,796              --
Payable for policy-related transactions ..........             --                --         191,278
                                                     ------------    --------------    ------------
  Total liabilities ..............................        272,696           913,796         191,278
                                                     ------------    --------------    ------------
Net Assets .......................................   $105,280,107    $1,281,657,029    $723,111,484
                                                     ============    ==============    ============
Accumulation Units ...............................    101,816,548     1,281,503,839     723,083,903
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................      3,463,559           153,190          27,581
                                                     ------------    --------------    ------------
Total net assets .................................   $105,280,107    $1,281,657,029    $723,111,484
                                                     ============    ==============    ============
Investments in shares of The Trusts, at cost .....   $102,394,588    $1,050,086,052    $669,485,300
The Trusts shares held
 Class A .........................................         10,090                --              --
 Class B .........................................      9,317,219        81,401,867      47,927,410

                                                      EQ/Mercury         EQ/MFS
                                                    International   Emerging Growth        EQ/MFS          EQ/Money
                                                        Value          Companies      Investors Trust       Market
                                                   --------------- ----------------- ----------------- ---------------
Assets:
Investment in shares of The Trusts, at fair value   $755,160,768      $273,445,472      $294,196,625    $483,608,504
Receivable for The Trusts shares sold ............     1,314,645                --            82,578              --
Receivable for policy-related transactions .......            --           197,109                --       7,384,944
                                                    ------------      ------------      ------------    ------------
  Total assets ...................................   756,475,413       273,642,581       294,279,203     490,993,448
                                                    ------------      ------------      ------------    ------------
Liabilities:
Payable for The Trusts shares purchased ..........            --           197,109                --       7,384,944
Payable for policy-related transactions ..........     1,314,645                --            82,578              --
                                                    ------------      ------------      ------------    ------------
  Total liabilities ..............................     1,314,645           197,109            82,578       7,384,944
                                                    ------------      ------------      ------------    ------------
Net Assets .......................................  $755,160,768      $273,445,472      $294,196,625    $483,608,504
                                                    ============      ============      ============    ============
Accumulation Units ...............................   754,970,558       272,972,661       294,159,342     483,274,266
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................       190,210           472,811            37,283         334,238
                                                    ------------      ------------      ------------    ------------
Total net assets .................................  $755,160,768      $273,445,472      $294,196,625    $483,608,504
                                                    ============      ============      ============    ============
Investments in shares of The Trusts, at cost .....  $628,314,987      $263,968,688      $258,164,604    $485,030,068
The Trusts shares held
 Class A .........................................            --                --                --              --
 Class B .........................................    53,174,233        19,137,585        29,122,748     483,607,901

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-10

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                    EQ/Montag & Caldwell      EQ/PIMCO        EQ/Short
                                                           Growth           Real Return    Duration Bond
                                                   ---------------------- --------------- ---------------
Assets:
Investment in shares of The Trusts, at fair value        $21,651,231       $151,759,617     $18,571,437
Receivable for The Trusts shares sold ............                --                 --          49,566
Receivable for policy-related transactions .......            70,727            773,189              --
                                                         -----------       ------------     -----------
  Total assets ...................................        21,721,958        152,532,806      18,621,003
                                                         -----------       ------------     -----------
Liabilities:
Payable for The Trusts shares purchased ..........            70,727            773,189              --
Payable for policy-related transactions ..........                --                 --          49,566
                                                         -----------       ------------     -----------
  Total liabilities ..............................            70,727            773,189          49,566
                                                         -----------       ------------     -----------
Net Assets .......................................       $21,651,231       $151,759,617     $18,571,437
                                                         ===========       ============     ===========
Accumulation Units ...............................        21,467,316        151,723,247      18,464,918
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................           183,915             36,370         106,519
                                                         -----------       ------------     -----------
Total net assets .................................       $21,651,231       $151,759,617     $18,571,437
                                                         ===========       ============     ===========
Investments in shares of The Trusts, at cost .....       $21,085,075       $154,914,631     $18,679,363
The Trusts shares held
 Class A .........................................            21,338                 --           5,055
 Class B .........................................         4,258,829         14,962,028       1,862,311

                                                                                      EQ/UBS
                                                       EQ/Small        EQ/TCW       Growth and    EQ/Van Kampen
                                                    Company Index      Equity         Income        Comstock
                                                   --------------- -------------- -------------- --------------
Assets:
Investment in shares of The Trusts, at fair value   $364,434,689    $47,119,830    $35,728,565    $99,378,737
Receivable for The Trusts shares sold ............       780,797             --             --             --
Receivable for policy-related transactions .......            --        219,301        180,218        329,987
                                                    ------------    -----------    -----------    -----------
  Total assets ...................................   365,215,486     47,339,131     35,908,783     99,708,724
                                                    ------------    -----------    -----------    -----------
Liabilities:
Payable for The Trusts shares purchased ..........            --        219,301        180,218        329,987
Payable for policy-related transactions ..........       780,797             --             --             --
                                                    ------------    -----------    -----------    -----------
  Total liabilities ..............................       780,797        219,301        180,218        329,987
                                                    ------------    -----------    -----------    -----------
Net Assets .......................................  $364,434,689    $47,119,830    $35,728,565    $99,378,737
                                                    ============    ===========    ===========    ===========
Accumulation Units ...............................   364,086,500     47,014,907     35,639,160     96,173,937
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................       348,189        104,923         89,405      3,204,800
                                                    ------------    -----------    -----------    -----------
Total net assets .................................  $364,434,689    $47,119,830    $35,728,565    $99,378,737
                                                    ============    ===========    ===========    ===========
Investments in shares of The Trusts, at cost .....  $327,765,827    $44,321,150    $34,012,514    $96,912,256
The Trusts shares held
 Class A .........................................            --             --             --         10,102
 Class B .........................................    31,206,819      2,132,812      5,936,486      9,507,002

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-11

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                     EQ/Van Kampen
                                                       Emerging       EQ/Van Kampen
                                                    Markets Equity   Mid Cap Growth
                                                   ---------------- ----------------
Assets:
Investment in shares of The Trusts, at fair value    $606,400,974      $42,925,003
Receivable for The Trusts shares sold ............             --               --
Receivable for policy-related transactions .......        618,194          307,450
                                                     ------------      -----------
  Total assets ...................................    607,019,168       43,232,453
                                                     ------------      -----------
Liabilities:
Payable for The Trusts shares purchased ..........        618,194          307,450
Payable for policy-related transactions ..........             --               --
                                                     ------------      -----------
  Total liabilities ..............................        618,194          307,450
                                                     ------------      -----------
Net Assets .......................................   $606,400,974      $42,925,003
                                                     ============      ===========
Accumulation Units ...............................    606,208,409       39,124,820
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................        192,565        3,800,183
                                                     ------------      -----------
Total net assets .................................   $606,400,974      $42,925,003
                                                     ============      ===========
Investments in shares of The Trusts, at cost .....   $463,185,058      $40,391,697
The Trusts shares held
 Class A .........................................             --           10,000
 Class B .........................................     47,116,383        3,428,142

                                                    EQ/Wells Fargo    Laudus Rosenberg
                                                      Montgomery         VIT Value            U.S. Real
                                                       Small Cap     Long/Short Equity   Estate -- Class II
                                                   ---------------- ------------------- --------------------
Assets:
Investment in shares of The Trusts, at fair value     $12,923,425       $123,491,637        $270,002,310
Receivable for The Trusts shares sold ............             --                 --             424,216
Receivable for policy-related transactions .......        158,466          1,220,864                  --
                                                      -----------       ------------        ------------
  Total assets ...................................     13,081,891        124,712,501         270,426,526
                                                      -----------       ------------        ------------
Liabilities:
Payable for The Trusts shares purchased ..........        158,466          1,220,864                  --
Payable for policy-related transactions ..........             --                 --             424,216
                                                      -----------       ------------        ------------
  Total liabilities ..............................        158,466          1,220,864             424,216
                                                      -----------       ------------        ------------
Net Assets .......................................    $12,923,425       $123,491,637        $270,002,310
                                                      ===========       ============        ============
Accumulation Units ...............................      9,257,127        123,394,410         269,892,879
Retained by AXA Equitable in Separate Account
 No. 49 ..........................................      3,666,298             97,227             109,431
                                                      -----------       ------------        ------------
Total net assets .................................    $12,923,425       $123,491,637        $270,002,310
                                                      ===========       ============        ============
Investments in shares of The Trusts, at cost .....    $12,553,656       $120,541,008        $236,679,940
The Trusts shares held
 Class A .........................................         10,629                 --                  --
 Class B .........................................      1,126,375         11,498,290          11,780,205

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-12

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2005

                          (Continued)

                                               Contract charges     Unit Value     Units Outstanding (000's)
                                              ------------------   ------------   --------------------------
AXA Aggressive Allocation .................     Class B 0.50%        $ 11.50                    --
AXA Aggressive Allocation .................     Class B 0.95%        $ 11.41                    --
AXA Aggressive Allocation .................     Class B 1.20%        $ 11.35                 1,271
AXA Aggressive Allocation .................     Class B 1.25%        $ 12.58                12,752
AXA Aggressive Allocation .................     Class B 1.35%        $ 11.32                 1,278
AXA Aggressive Allocation .................     Class B 1.40%        $ 11.31                 2,256
AXA Aggressive Allocation .................     Class B 1.50%        $ 12.51                13,134
AXA Aggressive Allocation .................     Class B 1.55%        $ 11.28                   342
AXA Aggressive Allocation .................     Class B 1.60%        $ 11.26                 1,298
AXA Aggressive Allocation .................     Class B 1.65%        $ 12.46                12,508
AXA Aggressive Allocation .................     Class B 1.70%        $ 12.45                 1,519
AXA Aggressive Allocation .................     Class B 1.80%        $ 11.22                     4
AXA Aggressive Allocation .................     Class B 1.90%        $ 11.22                    --
AXA Conservative Allocation ...............     Class B 0.50%        $ 10.57                    --
AXA Conservative Allocation ...............     Class B 0.95%        $ 10.48                    --
AXA Conservative Allocation ...............     Class B 1.20%        $ 10.43                   397
AXA Conservative Allocation ...............     Class B 1.25%        $ 10.93                 3,564
AXA Conservative Allocation ...............     Class B 1.35%        $ 10.40                   492
AXA Conservative Allocation ...............     Class B 1.40%        $ 10.39                 1,282
AXA Conservative Allocation ...............     Class B 1.50%        $ 10.87                 5,980
AXA Conservative Allocation ...............     Class B 1.55%        $ 10.36                   501
AXA Conservative Allocation ...............     Class B 1.60%        $ 10.35                 1,073
AXA Conservative Allocation ...............     Class B 1.65%        $ 10.83                 3,738
AXA Conservative Allocation ...............     Class B 1.70%        $ 10.82                 1,000
AXA Conservative Allocation ...............     Class B 1.80%        $ 10.31                    13
AXA Conservative Allocation ...............     Class B 1.90%        $ 10.29                    --
AXA Conservative-Plus Allocation ..........     Class B 0.50%        $ 10.76                    --
AXA Conservative-Plus Allocation ..........     Class B 0.95%        $ 10.67                    --
AXA Conservative-Plus Allocation ..........     Class B 1.20%        $ 10.62                   849
AXA Conservative-Plus Allocation ..........     Class B 1.25%        $ 11.31                 8,710
AXA Conservative-Plus Allocation ..........     Class B 1.35%        $ 10.59                   948
AXA Conservative-Plus Allocation ..........     Class B 1.40%        $ 10.58                 2,129
AXA Conservative-Plus Allocation ..........     Class B 1.50%        $ 11.24                14,424
AXA Conservative-Plus Allocation ..........     Class B 1.55%        $ 10.55                   671
AXA Conservative-Plus Allocation ..........     Class B 1.60%        $ 10.54                 1,299
AXA Conservative-Plus Allocation ..........     Class B 1.65%        $ 11.20                 9,271
AXA Conservative-Plus Allocation ..........     Class B 1.70%        $ 11.19                 2,176
AXA Conservative-Plus Allocation ..........     Class B 1.80%        $ 10.50                     1
AXA Conservative-Plus Allocation ..........     Class B 1.90%        $ 10.48                    15
AXA Moderate Allocation ...................     Class B 0.50%        $ 54.27                    --
AXA Moderate Allocation ...................     Class B 0.95%        $ 49.58                     2
AXA Moderate Allocation ...................     Class B 1.20%        $ 47.15                 4,798
AXA Moderate Allocation ...................     Class B 1.25%        $ 11.69                49,852
AXA Moderate Allocation ...................     Class B 1.35%        $ 45.74                 1,314
AXA Moderate Allocation ...................     Class B 1.40%        $ 45.28                 7,819
AXA Moderate Allocation ...................     Class B 1.50%        $ 11.62                66,161
AXA Moderate Allocation ...................     Class B 1.55%        $ 43.93                   762
AXA Moderate Allocation ...................     Class B 1.60%        $ 43.48                 4,167
AXA Moderate Allocation ...................     Class B 1.65%        $ 11.58                52,197
AXA Moderate Allocation ...................     Class B 1.70%        $ 42.61                 1,725
AXA Moderate Allocation ...................     Class B 1.80%        $ 41.76                    28
AXA Moderate Allocation ...................     Class B 1.90%        $ 40.92                     8
AXA Moderate-Plus Allocation ..............     Class B 0.50%        $ 11.37                    --
AXA Moderate-Plus Allocation ..............     Class B 0.95%        $ 11.28                     7
AXA Moderate-Plus Allocation ..............     Class B 1.20%        $ 11.22                 5,795
AXA Moderate-Plus Allocation ..............     Class B 1.25%        $ 12.41                58,275
AXA Moderate-Plus Allocation ..............     Class B 1.35%        $ 11.19                 4,170
AXA Moderate-Plus Allocation ..............     Class B 1.40%        $ 11.18                 9,443

                                     FSA-13

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                               Contract charges     Unit Value     Units Outstanding (000's)
                                              ------------------   ------------   --------------------------
AXA Moderate-Plus Allocation ..............     Class B 1.50%        $ 12.34                66,976
AXA Moderate-Plus Allocation ..............     Class B 1.55%        $ 11.15                 2,035
AXA Moderate-Plus Allocation ..............     Class B 1.60%        $ 11.14                 7,926
AXA Moderate-Plus Allocation ..............     Class B 1.65%        $ 12.29                69,680
AXA Moderate-Plus Allocation ..............     Class B 1.70%        $ 12.28                 6,917
AXA Moderate-Plus Allocation ..............     Class B 1.80%        $ 11.09                    21
AXA Moderate-Plus Allocation ..............     Class B 1.90%        $ 11.07                    --
AXA Premier VIP Aggressive Equity .........     Class B 0.50%        $ 68.25                    --
AXA Premier VIP Aggressive Equity .........     Class B 0.95%        $ 62.35                     1
AXA Premier VIP Aggressive Equity .........     Class B 1.20%        $ 59.29                   264
AXA Premier VIP Aggressive Equity .........     Class B 1.25%        $ 12.63                   674
AXA Premier VIP Aggressive Equity .........     Class B 1.35%        $ 57.52                   585
AXA Premier VIP Aggressive Equity .........     Class B 1.40%        $ 56.94                   369
AXA Premier VIP Aggressive Equity .........     Class B 1.50%        $ 12.55                 1,049
AXA Premier VIP Aggressive Equity .........     Class B 1.55%        $ 55.24                   172
AXA Premier VIP Aggressive Equity .........     Class B 1.60%        $ 54.68                   331
AXA Premier VIP Aggressive Equity .........     Class B 1.65%        $ 12.51                   442
AXA Premier VIP Aggressive Equity .........     Class B 1.70%        $ 53.59                    25
AXA Premier VIP Aggressive Equity .........     Class B 1.80%        $ 52.51                     1
AXA Premier VIP Aggressive Equity .........     Class B 1.90%        $ 51.46                    12
AXA Premier VIP Core Bond .................     Class B 0.50%        $ 11.63                    --
AXA Premier VIP Core Bond .................     Class B 0.95%        $ 11.42                    15
AXA Premier VIP Core Bond .................     Class B 1.20%        $ 11.30                11,139
AXA Premier VIP Core Bond .................     Class B 1.25%        $ 10.49                 4,598
AXA Premier VIP Core Bond .................     Class B 1.35%        $ 11.24                   919
AXA Premier VIP Core Bond .................     Class B 1.40%        $ 11.21                18,544
AXA Premier VIP Core Bond .................     Class B 1.50%        $ 10.43                 7,189
AXA Premier VIP Core Bond .................     Class B 1.55%        $ 11.14                 1,199
AXA Premier VIP Core Bond .................     Class B 1.60%        $ 11.12                 7,527
AXA Premier VIP Core Bond .................     Class B 1.65%        $ 10.39                 4,566
AXA Premier VIP Core Bond .................     Class B 1.70%        $ 11.08                 1,611
AXA Premier VIP Core Bond .................     Class B 1.80%        $ 11.03                    98
AXA Premier VIP Core Bond .................     Class B 1.90%        $ 10.99                    20
AXA Premier VIP Health Care ...............     Class B 0.50%        $ 12.06                    --
AXA Premier VIP Health Care ...............     Class B 0.95%        $ 11.84                     2
AXA Premier VIP Health Care ...............     Class B 1.20%        $ 11.72                 3,665
AXA Premier VIP Health Care ...............     Class B 1.25%        $ 12.40                 2,552
AXA Premier VIP Health Care ...............     Class B 1.35%        $ 11.65                   464
AXA Premier VIP Health Care ...............     Class B 1.40%        $ 11.63                 5,547
AXA Premier VIP Health Care ...............     Class B 1.50%        $ 12.32                 3,781
AXA Premier VIP Health Care ...............     Class B 1.55%        $ 11.56                   453
AXA Premier VIP Health Care ...............     Class B 1.60%        $ 11.53                 2,078
AXA Premier VIP Health Care ...............     Class B 1.65%        $ 12.28                 1,765
AXA Premier VIP Health Care ...............     Class B 1.70%        $ 11.49                   338
AXA Premier VIP Health Care ...............     Class B 1.80%        $ 11.44                    21
AXA Premier VIP Health Care ...............     Class B 1.90%        $ 11.39                     2
AXA Premier VIP High Yield ................     Class B 0.50%        $ 35.26                    --
AXA Premier VIP High Yield ................     Class B 0.95%        $ 32.35                     5
AXA Premier VIP High Yield ................     Class B 1.20%        $ 30.83                 4,366
AXA Premier VIP High Yield ................     Class B 1.25%        $ 11.58                 6,661
AXA Premier VIP High Yield ................     Class B 1.35%        $ 29.95                 2,710
AXA Premier VIP High Yield ................     Class B 1.40%        $ 29.67                 6,491
AXA Premier VIP High Yield ................     Class B 1.50%        $ 11.51                11,372
AXA Premier VIP High Yield ................     Class B 1.55%        $ 28.82                 1,626
AXA Premier VIP High Yield ................     Class B 1.60%        $ 28.55                 4,585
AXA Premier VIP High Yield ................     Class B 1.65%        $ 11.47                 5,292

                                     FSA-14

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                   Contract charges     Unit Value     Units Outstanding (000's)
                                                  ------------------   ------------   --------------------------
AXA Premier VIP High Yield ....................     Class B 1.70%        $ 28.00                   755
AXA Premier VIP High Yield ....................     Class B 1.80%        $ 27.46                    35
AXA Premier VIP High Yield ....................     Class B 1.90%        $ 26.94                    10
AXA Premier VIP International Equity ..........     Class B 0.50%        $ 14.18                    --
AXA Premier VIP International Equity ..........     Class B 0.95%        $ 13.93                     6
AXA Premier VIP International Equity ..........     Class B 1.20%        $ 13.79                 3,397
AXA Premier VIP International Equity ..........     Class B 1.25%        $ 14.93                 2,637
AXA Premier VIP International Equity ..........     Class B 1.35%        $ 13.70                   657
AXA Premier VIP International Equity ..........     Class B 1.40%        $ 13.68                 6,014
AXA Premier VIP International Equity ..........     Class B 1.50%        $ 14.84                 4,388
AXA Premier VIP International Equity ..........     Class B 1.55%        $ 13.59                   480
AXA Premier VIP International Equity ..........     Class B 1.60%        $ 13.57                 2,300
AXA Premier VIP International Equity ..........     Class B 1.65%        $ 14.79                 2,536
AXA Premier VIP International Equity ..........     Class B 1.70%        $ 13.51                   783
AXA Premier VIP International Equity ..........     Class B 1.80%        $ 13.46                    20
AXA Premier VIP International Equity ..........     Class B 1.90%        $ 13.40                     1
AXA Premier VIP Large Cap Core Equity .........     Class B 0.50%        $ 11.39                    --
AXA Premier VIP Large Cap Core Equity .........     Class B 0.95%        $ 11.18                    20
AXA Premier VIP Large Cap Core Equity .........     Class B 1.20%        $ 11.07                 2,709
AXA Premier VIP Large Cap Core Equity .........     Class B 1.25%        $ 12.09                   794
AXA Premier VIP Large Cap Core Equity .........     Class B 1.35%        $ 11.00                   268
AXA Premier VIP Large Cap Core Equity .........     Class B 1.40%        $ 10.98                 4,576
AXA Premier VIP Large Cap Core Equity .........     Class B 1.50%        $ 12.02                 1,464
AXA Premier VIP Large Cap Core Equity .........     Class B 1.55%        $ 10.92                   269
AXA Premier VIP Large Cap Core Equity .........     Class B 1.60%        $ 10.89                 1,956
AXA Premier VIP Large Cap Core Equity .........     Class B 1.65%        $ 11.98                 1,016
AXA Premier VIP Large Cap Core Equity .........     Class B 1.70%        $ 10.85                   353
AXA Premier VIP Large Cap Core Equity .........     Class B 1.80%        $ 10.81                    28
AXA Premier VIP Large Cap Core Equity .........     Class B 1.90%        $ 10.76                    15
AXA Premier VIP Large Cap Growth ..............     Class B 0.50%        $ 10.10                    --
AXA Premier VIP Large Cap Growth ..............     Class B 0.95%        $  9.92                    --
AXA Premier VIP Large Cap Growth ..............     Class B 1.20%        $  9.82                 5,006
AXA Premier VIP Large Cap Growth ..............     Class B 1.25%        $ 11.70                 2,153
AXA Premier VIP Large Cap Growth ..............     Class B 1.35%        $  9.76                   759
AXA Premier VIP Large Cap Growth ..............     Class B 1.40%        $  9.74                 9,386
AXA Premier VIP Large Cap Growth ..............     Class B 1.50%        $ 11.64                 3,154
AXA Premier VIP Large Cap Growth ..............     Class B 1.55%        $  9.68                   613
AXA Premier VIP Large Cap Growth ..............     Class B 1.60%        $  9.66                 4,551
AXA Premier VIP Large Cap Growth ..............     Class B 1.65%        $ 11.59                 2,204
AXA Premier VIP Large Cap Growth ..............     Class B 1.70%        $  9.62                   980
AXA Premier VIP Large Cap Growth ..............     Class B 1.80%        $  9.58                    74
AXA Premier VIP Large Cap Growth ..............     Class B 1.90%        $  9.54                    23
AXA Premier VIP Large Cap Value ...............     Class B 0.50%        $ 12.62                    --
AXA Premier VIP Large Cap Value ...............     Class B 0.95%        $ 12.40                     2
AXA Premier VIP Large Cap Value ...............     Class B 1.20%        $ 12.27                 6,137
AXA Premier VIP Large Cap Value ...............     Class B 1.25%        $ 13.24                 3,350
AXA Premier VIP Large Cap Value ...............     Class B 1.35%        $ 12.20                 1,404
AXA Premier VIP Large Cap Value ...............     Class B 1.40%        $ 12.17                 9,367
AXA Premier VIP Large Cap Value ...............     Class B 1.50%        $ 13.17                 4,853
AXA Premier VIP Large Cap Value ...............     Class B 1.55%        $ 12.10                   919
AXA Premier VIP Large Cap Value ...............     Class B 1.60%        $ 12.07                 4,766
AXA Premier VIP Large Cap Value ...............     Class B 1.65%        $ 13.12                 3,109
AXA Premier VIP Large Cap Value ...............     Class B 1.70%        $ 12.02                 1,238
AXA Premier VIP Large Cap Value ...............     Class B 1.80%        $ 11.98                    73
AXA Premier VIP Large Cap Value ...............     Class B 1.90%        $ 11.93                    15

                                     FSA-15

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                            Contract charges     Unit Value     Units Outstanding (000's)
                                           ------------------   ------------   --------------------------
AXA Premier VIP Mid Cap Growth .........     Class B 0.50%       $  10.46                    --
AXA Premier VIP Mid Cap Growth .........     Class B 0.95%       $  10.27                     5
AXA Premier VIP Mid Cap Growth .........     Class B 1.20%       $  10.17                 7,050
AXA Premier VIP Mid Cap Growth .........     Class B 1.25%       $  12.45                 2,543
AXA Premier VIP Mid Cap Growth .........     Class B 1.35%       $  10.11                   863
AXA Premier VIP Mid Cap Growth .........     Class B 1.40%       $  10.09                11,279
AXA Premier VIP Mid Cap Growth .........     Class B 1.50%       $  12.38                 3,750
AXA Premier VIP Mid Cap Growth .........     Class B 1.55%       $  10.03                   663
AXA Premier VIP Mid Cap Growth .........     Class B 1.60%       $  10.01                 5,281
AXA Premier VIP Mid Cap Growth .........     Class B 1.65%       $  12.33                 2,515
AXA Premier VIP Mid Cap Growth .........     Class B 1.70%       $   9.96                 1,075
AXA Premier VIP Mid Cap Growth .........     Class B 1.80%       $   9.92                    36
AXA Premier VIP Mid Cap Growth .........     Class B 1.90%       $   9.88                    18
AXA Premier VIP Mid Cap Value ..........     Class B 0.50%       $  12.73                    --
AXA Premier VIP Mid Cap Value ..........     Class B 0.95%       $  12.50                     7
AXA Premier VIP Mid Cap Value ..........     Class B 1.20%       $  12.38                 5,098
AXA Premier VIP Mid Cap Value ..........     Class B 1.25%       $  13.27                 2,263
AXA Premier VIP Mid Cap Value ..........     Class B 1.35%       $  12.30                   911
AXA Premier VIP Mid Cap Value ..........     Class B 1.40%       $  12.28                 8,958
AXA Premier VIP Mid Cap Value ..........     Class B 1.50%       $  13.19                 3,833
AXA Premier VIP Mid Cap Value ..........     Class B 1.55%       $  12.20                   550
AXA Premier VIP Mid Cap Value ..........     Class B 1.60%       $  12.18                 4,432
AXA Premier VIP Mid Cap Value ..........     Class B 1.65%       $  13.15                 2,566
AXA Premier VIP Mid Cap Value ..........     Class B 1.70%       $  12.13                   876
AXA Premier VIP Mid Cap Value ..........     Class B 1.80%       $  12.08                    44
AXA Premier VIP Mid Cap Value ..........     Class B 1.90%       $  12.03                    10
AXA Premier VIP Technology .............     Class B 0.50%       $  10.36                    --
AXA Premier VIP Technology .............     Class B 0.95%       $  10.18                    23
AXA Premier VIP Technology .............     Class B 1.20%       $  10.07                 2,975
AXA Premier VIP Technology .............     Class B 1.25%       $  11.76                 1,745
AXA Premier VIP Technology .............     Class B 1.35%       $  10.01                 1,024
AXA Premier VIP Technology .............     Class B 1.40%       $   9.99                 6,644
AXA Premier VIP Technology .............     Class B 1.50%       $  11.69                 3,246
AXA Premier VIP Technology .............     Class B 1.55%       $   9.93                 2,792
AXA Premier VIP Technology .............     Class B 1.60%       $   9.91                 4,090
AXA Premier VIP Technology .............     Class B 1.65%       $  11.65                 1,431
AXA Premier VIP Technology .............     Class B 1.70%       $   9.87                   311
AXA Premier VIP Technology .............     Class B 1.80%       $   9.83                    25
AXA Premier VIP Technology .............     Class B 1.90%       $   9.79                    11
EQ/Alliance Common Stock ...............     Class B 0.50%       $ 316.20                    --
EQ/Alliance Common Stock ...............     Class B 0.95%       $ 276.12                     2
EQ/Alliance Common Stock ...............     Class B 1.20%       $ 256.01                   545
EQ/Alliance Common Stock ...............     Class B 1.25%       $  12.69                 9,642
EQ/Alliance Common Stock ...............     Class B 1.35%       $ 244.64                 1,138
EQ/Alliance Common Stock ...............     Class B 1.40%       $ 240.95                   838
EQ/Alliance Common Stock ...............     Class B 1.50%       $  12.62                18,381
EQ/Alliance Common Stock ...............     Class B 1.55%       $ 230.23                   370
EQ/Alliance Common Stock ...............     Class B 1.60%       $ 226.77                   586
EQ/Alliance Common Stock ...............     Class B 1.65%       $  12.58                 5,402
EQ/Alliance Common Stock ...............     Class B 1.70%       $ 219.99                    73
EQ/Alliance Common Stock ...............     Class B 1.80%       $ 213.39                     4
EQ/Alliance Common Stock ...............     Class B 1.90%       $ 206.99                     2
EQ/Alliance Growth and Income ..........     Class B 0.50%       $  32.70                    --
EQ/Alliance Growth and Income ..........     Class B 0.95%       $  30.93                     1
EQ/Alliance Growth and Income ..........     Class B 1.20%       $  29.99                 4,757
EQ/Alliance Growth and Income ..........     Class B 1.25%       $  12.64                 6,550

                                     FSA-16

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                            Contract charges     Unit Value     Units Outstanding (000's)
                                                           ------------------   ------------   --------------------------
EQ/Alliance Growth and Income ..........................     Class B 1.35%        $ 29.44                   841
EQ/Alliance Growth and Income ..........................     Class B 1.40%        $ 29.26                 6,841
EQ/Alliance Growth and Income ..........................     Class B 1.50%        $ 12.57                10,255
EQ/Alliance Growth and Income ..........................     Class B 1.55%        $ 28.72                   557
EQ/Alliance Growth and Income ..........................     Class B 1.60%        $ 28.54                 3,197
EQ/Alliance Growth and Income ..........................     Class B 1.65%        $ 12.53                 4,328
EQ/Alliance Growth and Income ..........................     Class B 1.70%        $ 28.19                   618
EQ/Alliance Growth and Income ..........................     Class B 1.80%        $ 27.84                    37
EQ/Alliance Growth and Income ..........................     Class B 1.90%        $ 27.49                    10
EQ/Alliance Intermediate Government Securities .........     Class B 0.50%        $ 21.14                    --
EQ/Alliance Intermediate Government Securities .........     Class B 0.95%        $ 19.77                     3
EQ/Alliance Intermediate Government Securities .........     Class B 1.20%        $ 19.05                 3,491
EQ/Alliance Intermediate Government Securities .........     Class B 1.25%        $ 10.17                 1,844
EQ/Alliance Intermediate Government Securities .........     Class B 1.35%        $ 18.62                 1,100
EQ/Alliance Intermediate Government Securities .........     Class B 1.40%        $ 18.49                 5,175
EQ/Alliance Intermediate Government Securities .........     Class B 1.50%        $ 10.11                 2,914
EQ/Alliance Intermediate Government Securities .........     Class B 1.55%        $ 18.07                   873
EQ/Alliance Intermediate Government Securities .........     Class B 1.60%        $ 17.94                 2,881
EQ/Alliance Intermediate Government Securities .........     Class B 1.65%        $ 10.07                 1,398
EQ/Alliance Intermediate Government Securities .........     Class B 1.70%        $ 17.67                   481
EQ/Alliance Intermediate Government Securities .........     Class B 1.80%        $ 17.41                     7
EQ/Alliance Intermediate Government Securities .........     Class B 1.90%        $ 17.15                     3
EQ/Alliance International ..............................     Class B 0.50%        $ 16.58                    --
EQ/Alliance International ..............................     Class B 0.95%        $ 15.79                     8
EQ/Alliance International ..............................     Class B 1.20%        $ 15.37                 5,792
EQ/Alliance International ..............................     Class B 1.25%        $ 14.88                 5,355
EQ/Alliance International ..............................     Class B 1.35%        $ 15.12                 2,553
EQ/Alliance International ..............................     Class B 1.40%        $ 15.04                 8,041
EQ/Alliance International ..............................     Class B 1.50%        $ 14.80                 7,171
EQ/Alliance International ..............................     Class B 1.55%        $ 14.79                 1,000
EQ/Alliance International ..............................     Class B 1.60%        $ 14.71                 4,498
EQ/Alliance International ..............................     Class B 1.65%        $ 14.74                 3,716
EQ/Alliance International ..............................     Class B 1.70%        $ 14.55                 1,037
EQ/Alliance International ..............................     Class B 1.80%        $ 14.39                    27
EQ/Alliance International ..............................     Class B 1.90%        $ 14.24                    16
EQ/Alliance Large Cap Growth ...........................     Class B 0.50%        $  7.55                    --
EQ/Alliance Large Cap Growth ...........................     Class B 0.95%        $  7.32                    66
EQ/Alliance Large Cap Growth ...........................     Class B 1.20%        $  7.20                 5,789
EQ/Alliance Large Cap Growth ...........................     Class B 1.25%        $ 12.58                 1,804
EQ/Alliance Large Cap Growth ...........................     Class B 1.35%        $  7.13                 8,379
EQ/Alliance Large Cap Growth ...........................     Class B 1.40%        $  7.10                 8,965
EQ/Alliance Large Cap Growth ...........................     Class B 1.50%        $ 12.51                 2,395
EQ/Alliance Large Cap Growth ...........................     Class B 1.55%        $  7.03                 9,117
EQ/Alliance Large Cap Growth ...........................     Class B 1.60%        $  7.01                14,352
EQ/Alliance Large Cap Growth ...........................     Class B 1.65%        $ 12.46                 1,386
EQ/Alliance Large Cap Growth ...........................     Class B 1.70%        $  6.96                 1,055
EQ/Alliance Large Cap Growth ...........................     Class B 1.80%        $  6.91                   205
EQ/Alliance Large Cap Growth ...........................     Class B 1.90%        $  6.86                    86
EQ/Alliance Quality Bond ...............................     Class B 0.50%        $ 17.77                    --
EQ/Alliance Quality Bond ...............................     Class B 0.95%        $ 16.81                     2
EQ/Alliance Quality Bond ...............................     Class B 1.20%        $ 16.29                 4,057
EQ/Alliance Quality Bond ...............................     Class B 1.25%        $ 10.54                 3,152
EQ/Alliance Quality Bond ...............................     Class B 1.35%        $ 15.99                   574
EQ/Alliance Quality Bond ...............................     Class B 1.40%        $ 15.90                 6,473
EQ/Alliance Quality Bond ...............................     Class B 1.50%        $ 10.47                 5,266
EQ/Alliance Quality Bond ...............................     Class B 1.55%        $ 15.60                   455

                                     FSA-17

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                  Contract charges     Unit Value     Units Outstanding (000's)
                                                 ------------------   ------------   --------------------------
EQ/Alliance Quality Bond .....................     Class B 1.60%        $ 15.50                 2,753
EQ/Alliance Quality Bond .....................     Class B 1.65%        $ 10.44                 2,303
EQ/Alliance Quality Bond .....................     Class B 1.70%        $ 15.31                   573
EQ/Alliance Quality Bond .....................     Class B 1.80%        $ 15.12                     9
EQ/Alliance Quality Bond .....................     Class B 1.90%        $ 14.94                    24
EQ/Alliance Small Cap Growth .................     Class B 0.50%        $ 18.20                    --
EQ/Alliance Small Cap Growth .................     Class B 0.95%        $ 17.50                    25
EQ/Alliance Small Cap Growth .................     Class B 1.20%        $ 17.12                 3,815
EQ/Alliance Small Cap Growth .................     Class B 1.25%        $ 13.35                 2,764
EQ/Alliance Small Cap Growth .................     Class B 1.35%        $ 16.90                 4,499
EQ/Alliance Small Cap Growth .................     Class B 1.40%        $ 16.82                 5,243
EQ/Alliance Small Cap Growth .................     Class B 1.50%        $ 13.27                 3,772
EQ/Alliance Small Cap Growth .................     Class B 1.55%        $ 16.60                 1,979
EQ/Alliance Small Cap Growth .................     Class B 1.60%        $ 16.53                 3,839
EQ/Alliance Small Cap Growth .................     Class B 1.65%        $ 13.22                 1,783
EQ/Alliance Small Cap Growth .................     Class B 1.70%        $ 16.39                   372
EQ/Alliance Small Cap Growth .................     Class B 1.80%        $ 16.24                    27
EQ/Alliance Small Cap Growth .................     Class B 1.90%        $ 16.10                    15
EQ/Ariel Appreciation II .....................     Class B 0.50%        $ 10.38                    --
EQ/Ariel Appreciation II .....................     Class B 0.95%        $ 10.37                    --
EQ/Ariel Appreciation II .....................     Class B 1.20%        $ 10.37                     9
EQ/Ariel Appreciation II .....................     Class B 1.25%        $ 10.36                    76
EQ/Ariel Appreciation II .....................     Class B 1.35%        $ 10.49                     2
EQ/Ariel Appreciation II .....................     Class B 1.40%        $ 10.36                    63
EQ/Ariel Appreciation II .....................     Class B 1.50%        $ 10.36                   149
EQ/Ariel Appreciation II .....................     Class B 1.55%        $ 10.36                    --
EQ/Ariel Appreciation II .....................     Class B 1.60%        $ 10.36                    53
EQ/Ariel Appreciation II .....................     Class B 1.65%        $ 10.35                   118
EQ/Ariel Appreciation II .....................     Class B 1.70%        $ 10.35                    40
EQ/Ariel Appreciation II .....................     Class B 1.80%        $ 10.35                    --
EQ/Ariel Appreciation II .....................     Class B 1.90%        $ 10.35                    --
EQ/Bear Stearns Small Company Growth .........     Class B 0.50%        $  8.59                    --
EQ/Bear Stearns Small Company Growth .........     Class B 0.95%        $  8.32                     1
EQ/Bear Stearns Small Company Growth .........     Class B 1.20%        $  8.17                   554
EQ/Bear Stearns Small Company Growth .........     Class B 1.25%        $  8.15                 1,820
EQ/Bear Stearns Small Company Growth .........     Class B 1.35%        $  8.09                   287
EQ/Bear Stearns Small Company Growth .........     Class B 1.40%        $  8.06                 1,311
EQ/Bear Stearns Small Company Growth .........     Class B 1.50%        $  8.00                 2,774
EQ/Bear Stearns Small Company Growth .........     Class B 1.55%        $  7.97                   195
EQ/Bear Stearns Small Company Growth .........     Class B 1.60%        $  7.94                   410
EQ/Bear Stearns Small Company Growth .........     Class B 1.65%        $  7.91                 1,416
EQ/Bear Stearns Small Company Growth .........     Class B 1.70%        $  7.89                   242
EQ/Bear Stearns Small Company Growth .........     Class B 1.80%        $  7.83                    --
EQ/Bear Stearns Small Company Growth .........     Class B 1.90%        $  7.77                    --
EQ/Bernstein Diversified Value ...............     Class B 0.50%        $ 16.05                    --
EQ/Bernstein Diversified Value ...............     Class B 0.95%        $ 15.48                    46
EQ/Bernstein Diversified Value ...............     Class B 1.20%        $ 15.17                14,461
EQ/Bernstein Diversified Value ...............     Class B 1.25%        $ 12.77                 9,974
EQ/Bernstein Diversified Value ...............     Class B 1.35%        $ 14.99                 8,002
EQ/Bernstein Diversified Value ...............     Class B 1.40%        $ 14.93                21,943
EQ/Bernstein Diversified Value ...............     Class B 1.50%        $ 12.69                14,454
EQ/Bernstein Diversified Value ...............     Class B 1.55%        $ 14.75                 5,091
EQ/Bernstein Diversified Value ...............     Class B 1.60%        $ 14.69                15,585
EQ/Bernstein Diversified Value ...............     Class B 1.65%        $ 12.65                 9,522
EQ/Bernstein Diversified Value ...............     Class B 1.70%        $ 14.57                 2,363
EQ/Bernstein Diversified Value ...............     Class B 1.80%        $ 14.45                   149

                                     FSA-18

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                               Contract charges     Unit Value     Units Outstanding (000's)
                                              ------------------   ------------   --------------------------
EQ/Bernstein Diversified Value ............     Class B 1.90%        $ 14.33                    28
EQ/Boston Advisors Equity Income ..........     Class B 0.50%        $  6.30                    --
EQ/Boston Advisors Equity Income ..........     Class B 0.95%        $  6.10                     4
EQ/Boston Advisors Equity Income ..........     Class B 1.20%        $  5.99                 1,681
EQ/Boston Advisors Equity Income ..........     Class B 1.25%        $  5.97                 3,884
EQ/Boston Advisors Equity Income ..........     Class B 1.35%        $  5.92                   983
EQ/Boston Advisors Equity Income ..........     Class B 1.40%        $  5.90                 3,461
EQ/Boston Advisors Equity Income ..........     Class B 1.50%        $  5.86                 7,594
EQ/Boston Advisors Equity Income ..........     Class B 1.55%        $  5.84                   536
EQ/Boston Advisors Equity Income ..........     Class B 1.60%        $  5.82                 1,277
EQ/Boston Advisors Equity Income ..........     Class B 1.65%        $  5.80                 3,177
EQ/Boston Advisors Equity Income ..........     Class B 1.70%        $  5.78                   326
EQ/Boston Advisors Equity Income ..........     Class B 1.80%        $  5.74                     3
EQ/Boston Advisors Equity Income ..........     Class B 1.90%        $  5.69                    24
EQ/Calvert Socially Responsible ...........     Class B 0.50%        $  9.20                    --
EQ/Calvert Socially Responsible ...........     Class B 0.95%        $  8.93                    --
EQ/Calvert Socially Responsible ...........     Class B 1.20%        $  8.79                   723
EQ/Calvert Socially Responsible ...........     Class B 1.25%        $ 11.53                   679
EQ/Calvert Socially Responsible ...........     Class B 1.35%        $  8.71                   557
EQ/Calvert Socially Responsible ...........     Class B 1.40%        $  8.68                   933
EQ/Calvert Socially Responsible ...........     Class B 1.50%        $ 11.47                   570
EQ/Calvert Socially Responsible ...........     Class B 1.55%        $  8.60                    65
EQ/Calvert Socially Responsible ...........     Class B 1.60%        $  8.57                   468
EQ/Calvert Socially Responsible ...........     Class B 1.65%        $ 11.43                   571
EQ/Calvert Socially Responsible ...........     Class B 1.70%        $  8.51                   314
EQ/Calvert Socially Responsible ...........     Class B 1.80%        $  8.46                     3
EQ/Calvert Socially Responsible ...........     Class B 1.90%        $  8.40                    --
EQ/Capital Guardian Growth ................     Class B 0.50%        $ 13.33                    --
EQ/Capital Guardian Growth ................     Class B 0.95%        $ 12.82                     5
EQ/Capital Guardian Growth ................     Class B 1.20%        $ 12.54                 2,062
EQ/Capital Guardian Growth ................     Class B 1.25%        $ 11.27                 1,914
EQ/Capital Guardian Growth ................     Class B 1.35%        $ 12.38                 8,004
EQ/Capital Guardian Growth ................     Class B 1.40%        $ 12.32                 2,074
EQ/Capital Guardian Growth ................     Class B 1.50%        $ 11.21                 1,697
EQ/Capital Guardian Growth ................     Class B 1.55%        $ 12.16                 2,470
EQ/Capital Guardian Growth ................     Class B 1.60%        $ 12.11                 2,581
EQ/Capital Guardian Growth ................     Class B 1.65%        $ 11.17                 2,419
EQ/Capital Guardian Growth ................     Class B 1.70%        $ 12.00                   351
EQ/Capital Guardian Growth ................     Class B 1.80%        $ 11.90                    11
EQ/Capital Guardian Growth ................     Class B 1.90%        $ 11.79                     3
EQ/Capital Guardian International .........     Class B 0.50%        $ 13.07                    --
EQ/Capital Guardian International .........     Class B 0.95%        $ 12.68                    49
EQ/Capital Guardian International .........     Class B 1.20%        $ 12.47                 7,621
EQ/Capital Guardian International .........     Class B 1.25%        $ 14.52                 5,898
EQ/Capital Guardian International .........     Class B 1.35%        $ 12.35                 3,695
EQ/Capital Guardian International .........     Class B 1.40%        $ 12.30                 9,574
EQ/Capital Guardian International .........     Class B 1.50%        $ 14.43                 5,867
EQ/Capital Guardian International .........     Class B 1.55%        $ 12.18                 2,599
EQ/Capital Guardian International .........     Class B 1.60%        $ 12.14                11,032
EQ/Capital Guardian International .........     Class B 1.65%        $ 14.38                 7,243
EQ/Capital Guardian International .........     Class B 1.70%        $ 12.06                 2,337
EQ/Capital Guardian International .........     Class B 1.80%        $ 11.97                    54
EQ/Capital Guardian International .........     Class B 1.90%        $ 11.89                    31
EQ/Capital Guardian Research ..............     Class B 0.50%        $ 12.52                    --
EQ/Capital Guardian Research ..............     Class B 0.95%        $ 12.15                    51
EQ/Capital Guardian Research ..............     Class B 1.20%        $ 11.95                 7,166

                                     FSA-19

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                               Contract charges     Unit Value     Units Outstanding (000's)
                                              ------------------   ------------   --------------------------
EQ/Capital Guardian Research ..............     Class B 1.25%        $ 12.31                 4,008
EQ/Capital Guardian Research ..............     Class B 1.35%        $ 11.83                13,004
EQ/Capital Guardian Research ..............     Class B 1.40%        $ 11.78                 7,742
EQ/Capital Guardian Research ..............     Class B 1.50%        $ 12.24                 4,062
EQ/Capital Guardian Research ..............     Class B 1.55%        $ 11.67                 5,540
EQ/Capital Guardian Research ..............     Class B 1.60%        $ 11.63                11,228
EQ/Capital Guardian Research ..............     Class B 1.65%        $ 12.20                 4,879
EQ/Capital Guardian Research ..............     Class B 1.70%        $ 11.55                 1,585
EQ/Capital Guardian Research ..............     Class B 1.80%        $ 11.47                    82
EQ/Capital Guardian Research ..............     Class B 1.90%        $ 11.40                    23
EQ/Capital Guardian U.S. Equity ...........     Class B 0.50%        $ 12.28                    --
EQ/Capital Guardian U.S. Equity ...........     Class B 0.95%        $ 11.92                    31
EQ/Capital Guardian U.S. Equity ...........     Class B 1.20%        $ 11.72                13,164
EQ/Capital Guardian U.S. Equity ...........     Class B 1.25%        $ 12.20                 7,792
EQ/Capital Guardian U.S. Equity ...........     Class B 1.35%        $ 11.60                 5,254
EQ/Capital Guardian U.S. Equity ...........     Class B 1.40%        $ 11.56                15,157
EQ/Capital Guardian U.S. Equity ...........     Class B 1.50%        $ 12.13                 7,494
EQ/Capital Guardian U.S. Equity ...........     Class B 1.55%        $ 11.44                 3,879
EQ/Capital Guardian U.S. Equity ...........     Class B 1.60%        $ 11.40                14,266
EQ/Capital Guardian U.S. Equity ...........     Class B 1.65%        $ 12.09                 7,725
EQ/Capital Guardian U.S. Equity ...........     Class B 1.70%        $ 11.33                 2,349
EQ/Capital Guardian U.S. Equity ...........     Class B 1.80%        $ 11.25                   106
EQ/Capital Guardian U.S. Equity ...........     Class B 1.90%        $ 11.17                    30
EQ/Caywood-Scholl High Yield Bond .........     Class B 0.50%        $ 10.46                    --
EQ/Caywood-Scholl High Yield Bond .........     Class B 0.95%        $ 10.42                    --
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.20%        $ 10.41                   161
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.25%        $ 10.40                   732
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.35%        $ 10.40                    18
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.40%        $ 10.39                   277
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.50%        $ 10.39                 1,183
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.55%        $ 10.38                    65
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.60%        $ 10.38                   113
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.65%        $ 10.38                   563
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.70%        $ 10.37                    81
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.80%        $ 10.37                    --
EQ/Caywood-Scholl High Yield Bond .........     Class B 1.90%        $ 10.36                    --
EQ/Equity 500 Index .......................     Class B 0.50%        $ 29.22                    --
EQ/Equity 500 Index .......................     Class B 0.95%        $ 27.69                    11
EQ/Equity 500 Index .......................     Class B 1.20%        $ 26.88                 8,383
EQ/Equity 500 Index .......................     Class B 1.25%        $ 12.09                10,047
EQ/Equity 500 Index .......................     Class B 1.35%        $ 26.40                 8,100
EQ/Equity 500 Index .......................     Class B 1.40%        $ 26.24                11,790
EQ/Equity 500 Index .......................     Class B 1.50%        $ 12.02                14,502
EQ/Equity 500 Index .......................     Class B 1.55%        $ 25.77                 3,726
EQ/Equity 500 Index .......................     Class B 1.60%        $ 25.62                10,127
EQ/Equity 500 Index .......................     Class B 1.65%        $ 11.98                 7,495
EQ/Equity 500 Index .......................     Class B 1.70%        $ 25.31                 1,604
EQ/Equity 500 Index .......................     Class B 1.80%        $ 25.01                   249
EQ/Equity 500 Index .......................     Class B 1.90%        $ 24.71                    18
EQ/Evergreen International Bond ...........     Class B 0.50%        $  9.77                    --
EQ/Evergreen International Bond ...........     Class B 0.95%        $  9.76                    --
EQ/Evergreen International Bond ...........     Class B 1.20%        $  9.75                    38
EQ/Evergreen International Bond ...........     Class B 1.25%        $  9.75                   100
EQ/Evergreen International Bond ...........     Class B 1.35%        $  9.82                    16
EQ/Evergreen International Bond ...........     Class B 1.40%        $  9.75                    48
EQ/Evergreen International Bond ...........     Class B 1.50%        $  9.75                   228

                                     FSA-20

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                              Contract charges     Unit Value     Units Outstanding (000's)
                                             ------------------   ------------   --------------------------
EQ/Evergreen International Bond ..........     Class B 1.55%        $  9.74                     9
EQ/Evergreen International Bond ..........     Class B 1.60%        $  9.74                    36
EQ/Evergreen International Bond ..........     Class B 1.65%        $  9.74                   172
EQ/Evergreen International Bond ..........     Class B 1.70%        $  9.74                     8
EQ/Evergreen International Bond ..........     Class B 1.80%        $  9.74                     4
EQ/Evergreen International Bond ..........     Class B 1.90%        $  9.74                    --
EQ/Evergreen Omega .......................     Class B 0.50%        $  9.07                    --
EQ/Evergreen Omega .......................     Class B 0.95%        $  8.79                     9
EQ/Evergreen Omega .......................     Class B 1.20%        $  8.63                 2,770
EQ/Evergreen Omega .......................     Class B 1.25%        $ 11.61                 1,920
EQ/Evergreen Omega .......................     Class B 1.35%        $  8.54                   431
EQ/Evergreen Omega .......................     Class B 1.40%        $  8.51                 3,403
EQ/Evergreen Omega .......................     Class B 1.50%        $ 11.54                 2,383
EQ/Evergreen Omega .......................     Class B 1.55%        $  8.42                   349
EQ/Evergreen Omega .......................     Class B 1.60%        $  8.39                 2,184
EQ/Evergreen Omega .......................     Class B 1.65%        $ 11.50                 1,528
EQ/Evergreen Omega .......................     Class B 1.70%        $  8.33                   280
EQ/Evergreen Omega .......................     Class B 1.80%        $  8.27                     6
EQ/Evergreen Omega .......................     Class B 1.90%        $  8.21                     7
EQ/FI Mid Cap ............................     Class B 0.50%        $ 12.23                    --
EQ/FI Mid Cap ............................     Class B 0.95%        $ 11.94                    39
EQ/FI Mid Cap ............................     Class B 1.20%        $ 11.78                12,783
EQ/FI Mid Cap ............................     Class B 1.25%        $ 13.66                 6,968
EQ/FI Mid Cap ............................     Class B 1.35%        $ 11.69                 2,752
EQ/FI Mid Cap ............................     Class B 1.40%        $ 11.66                16,419
EQ/FI Mid Cap ............................     Class B 1.50%        $ 13.58                 9,581
EQ/FI Mid Cap ............................     Class B 1.55%        $ 11.56                 4,297
EQ/FI Mid Cap ............................     Class B 1.60%        $ 11.53                10,309
EQ/FI Mid Cap ............................     Class B 1.65%        $ 13.53                 5,920
EQ/FI Mid Cap ............................     Class B 1.70%        $ 11.47                 1,556
EQ/FI Mid Cap ............................     Class B 1.80%        $ 11.41                    89
EQ/FI Mid Cap ............................     Class B 1.90%        $ 11.35                    16
EQ/FI Mid Cap Value ......................     Class B 0.50%        $ 17.04                    --
EQ/FI Mid Cap Value ......................     Class B 0.95%        $ 16.38                    13
EQ/FI Mid Cap Value ......................     Class B 1.20%        $ 16.03                 8,724
EQ/FI Mid Cap Value ......................     Class B 1.25%        $ 14.15                 6,055
EQ/FI Mid Cap Value ......................     Class B 1.35%        $ 15.82                 2,388
EQ/FI Mid Cap Value ......................     Class B 1.40%        $ 15.75                12,611
EQ/FI Mid Cap Value ......................     Class B 1.50%        $ 14.06                 8,875
EQ/FI Mid Cap Value ......................     Class B 1.55%        $ 15.54                 3,279
EQ/FI Mid Cap Value ......................     Class B 1.60%        $ 15.47                 7,278
EQ/FI Mid Cap Value ......................     Class B 1.65%        $ 14.02                 4,526
EQ/FI Mid Cap Value ......................     Class B 1.70%        $ 15.34                 1,107
EQ/FI Mid Cap Value ......................     Class B 1.80%        $ 15.20                    73
EQ/FI Mid Cap Value ......................     Class B 1.90%        $ 15.07                    17
EQ/GAMCO Mergers and Acquisition .........     Class B 0.50%        $ 10.56                    --
EQ/GAMCO Mergers and Acquisition .........     Class B 0.95%        $ 10.53                    --
EQ/GAMCO Mergers and Acquisition .........     Class B 1.20%        $ 10.51                    81
EQ/GAMCO Mergers and Acquisition .........     Class B 1.25%        $ 10.51                   475
EQ/GAMCO Mergers and Acquisition .........     Class B 1.35%        $ 10.50                    17
EQ/GAMCO Mergers and Acquisition .........     Class B 1.40%        $ 10.50                   348
EQ/GAMCO Mergers and Acquisition .........     Class B 1.50%        $ 10.49                   749
EQ/GAMCO Mergers and Acquisition .........     Class B 1.55%        $ 10.49                    11
EQ/GAMCO Mergers and Acquisition .........     Class B 1.60%        $ 10.49                   107
EQ/GAMCO Mergers and Acquisition .........     Class B 1.65%        $ 10.48                   442
EQ/GAMCO Mergers and Acquisition .........     Class B 1.70%        $ 10.48                    77

                                     FSA-21

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                              Contract charges     Unit Value     Units Outstanding (000's)
                                             ------------------   ------------   --------------------------
EQ/GAMCO Mergers and Acquisition .........     Class B 1.80%        $ 10.47                    --
EQ/GAMCO Mergers and Acquisition .........     Class B 1.90%        $ 10.46                    --
EQ/GAMCO Small Company Value .............     Class B 0.50%        $ 27.24                    --
EQ/GAMCO Small Company Value .............     Class B 0.95%        $ 25.17                    --
EQ/GAMCO Small Company Value .............     Class B 1.20%        $ 24.09                   297
EQ/GAMCO Small Company Value .............     Class B 1.25%        $ 23.87                 1,166
EQ/GAMCO Small Company Value .............     Class B 1.35%        $ 23.46                   170
EQ/GAMCO Small Company Value .............     Class B 1.40%        $ 23.25                   626
EQ/GAMCO Small Company Value .............     Class B 1.50%        $ 22.84                 2,015
EQ/GAMCO Small Company Value .............     Class B 1.55%        $ 22.64                   111
EQ/GAMCO Small Company Value .............     Class B 1.60%        $ 22.44                   339
EQ/GAMCO Small Company Value .............     Class B 1.65%        $ 22.24                   802
EQ/GAMCO Small Company Value .............     Class B 1.70%        $ 22.05                    79
EQ/GAMCO Small Company Value .............     Class B 1.80%        $ 21.66                    --
EQ/GAMCO Small Company Value .............     Class B 1.90%        $ 21.28                     6
EQ/International Growth ..................     Class B 0.50%        $ 11.56                    --
EQ/International Growth ..................     Class B 0.95%        $ 11.53                    --
EQ/International Growth ..................     Class B 1.20%        $ 11.51                    40
EQ/International Growth ..................     Class B 1.25%        $ 11.51                   358
EQ/International Growth ..................     Class B 1.35%        $ 11.50                    28
EQ/International Growth ..................     Class B 1.40%        $ 11.49                    65
EQ/International Growth ..................     Class B 1.50%        $ 11.49                   371
EQ/International Growth ..................     Class B 1.55%        $ 11.48                     5
EQ/International Growth ..................     Class B 1.60%        $ 11.48                    98
EQ/International Growth ..................     Class B 1.65%        $ 11.48                   373
EQ/International Growth ..................     Class B 1.70%        $ 11.47                    56
EQ/International Growth ..................     Class B 1.80%        $ 11.46                    --
EQ/International Growth ..................     Class B 1.90%        $ 11.46                    --
EQ/Janus Large Cap Growth ................     Class B 0.50%        $  6.67                    --
EQ/Janus Large Cap Growth ................     Class B 0.95%        $  6.51                    23
EQ/Janus Large Cap Growth ................     Class B 1.20%        $  6.43                 5,457
EQ/Janus Large Cap Growth ................     Class B 1.25%        $ 12.29                 1,330
EQ/Janus Large Cap Growth ................     Class B 1.35%        $  6.38                 1,270
EQ/Janus Large Cap Growth ................     Class B 1.40%        $  6.36                 7,526
EQ/Janus Large Cap Growth ................     Class B 1.50%        $ 12.22                 2,328
EQ/Janus Large Cap Growth ................     Class B 1.55%        $  6.31                 5,127
EQ/Janus Large Cap Growth ................     Class B 1.60%        $  6.29                 6,287
EQ/Janus Large Cap Growth ................     Class B 1.65%        $ 12.18                 1,201
EQ/Janus Large Cap Growth ................     Class B 1.70%        $  6.26                   788
EQ/Janus Large Cap Growth ................     Class B 1.80%        $  6.22                    57
EQ/Janus Large Cap Growth ................     Class B 1.90%        $  6.19                    35
EQ/JPMorgan Core Bond ....................     Class B 0.50%        $ 14.95                    --
EQ/JPMorgan Core Bond ....................     Class B 0.95%        $ 14.42                    28
EQ/JPMorgan Core Bond ....................     Class B 1.20%        $ 14.13                11,494
EQ/JPMorgan Core Bond ....................     Class B 1.25%        $ 10.60                10,091
EQ/JPMorgan Core Bond ....................     Class B 1.35%        $ 13.96                 8,972
EQ/JPMorgan Core Bond ....................     Class B 1.40%        $ 13.90                17,324
EQ/JPMorgan Core Bond ....................     Class B 1.50%        $ 10.53                13,723
EQ/JPMorgan Core Bond ....................     Class B 1.55%        $ 13.73                 8,015
EQ/JPMorgan Core Bond ....................     Class B 1.60%        $ 13.68                14,021
EQ/JPMorgan Core Bond ....................     Class B 1.65%        $ 10.50                 7,995
EQ/JPMorgan Core Bond ....................     Class B 1.70%        $ 13.57                 1,527
EQ/JPMorgan Core Bond ....................     Class B 1.80%        $ 13.46                   207
EQ/JPMorgan Core Bond ....................     Class B 1.90%        $ 13.35                    51
EQ/JPMorgan Value Opportunities ..........     Class B 0.50%        $ 14.58                    --
EQ/JPMorgan Value Opportunities ..........     Class B 0.95%        $ 14.01                    14

                                     FSA-22

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                              Contract charges     Unit Value     Units Outstanding (000's)
                                             ------------------   ------------   --------------------------
EQ/JPMorgan Value Opportunities ..........     Class B 1.20%        $ 13.71                 3,795
EQ/JPMorgan Value Opportunities ..........     Class B 1.25%        $ 12.34                 1,298
EQ/JPMorgan Value Opportunities ..........     Class B 1.35%        $ 13.53                13,350
EQ/JPMorgan Value Opportunities ..........     Class B 1.40%        $ 13.47                 4,419
EQ/JPMorgan Value Opportunities ..........     Class B 1.50%        $ 12.27                 1,359
EQ/JPMorgan Value Opportunities ..........     Class B 1.55%        $ 13.30                 4,589
EQ/JPMorgan Value Opportunities ..........     Class B 1.60%        $ 13.24                 4,803
EQ/JPMorgan Value Opportunities ..........     Class B 1.65%        $ 12.22                 1,018
EQ/JPMorgan Value Opportunities ..........     Class B 1.70%        $ 13.12                   347
EQ/JPMorgan Value Opportunities ..........     Class B 1.80%        $ 13.01                    93
EQ/JPMorgan Value Opportunities ..........     Class B 1.90%        $ 12.89                    17
EQ/Lazard Small Cap Value ................     Class B 0.50%        $ 18.39                    --
EQ/Lazard Small Cap Value ................     Class B 0.95%        $ 17.74                    15
EQ/Lazard Small Cap Value ................     Class B 1.20%        $ 17.38                 7,963
EQ/Lazard Small Cap Value ................     Class B 1.25%        $ 13.08                 6,948
EQ/Lazard Small Cap Value ................     Class B 1.35%        $ 17.17                 5,204
EQ/Lazard Small Cap Value ................     Class B 1.40%        $ 17.10                10,810
EQ/Lazard Small Cap Value ................     Class B 1.50%        $ 13.01                 9,487
EQ/Lazard Small Cap Value ................     Class B 1.55%        $ 16.89                 2,629
EQ/Lazard Small Cap Value ................     Class B 1.60%        $ 16.83                 6,888
EQ/Lazard Small Cap Value ................     Class B 1.65%        $ 12.96                 5,307
EQ/Lazard Small Cap Value ................     Class B 1.70%        $ 16.69                   991
EQ/Lazard Small Cap Value ................     Class B 1.80%        $ 16.55                    90
EQ/Lazard Small Cap Value ................     Class B 1.90%        $ 16.42                    26
EQ/Legg Mason Value Equity ...............     Class B 0.50%        $ 10.66                    --
EQ/Legg Mason Value Equity ...............     Class B 0.95%        $ 10.65                    --
EQ/Legg Mason Value Equity ...............     Class B 1.20%        $ 10.64                    93
EQ/Legg Mason Value Equity ...............     Class B 1.25%        $ 10.64                   386
EQ/Legg Mason Value Equity ...............     Class B 1.35%        $ 10.80                    41
EQ/Legg Mason Value Equity ...............     Class B 1.40%        $ 10.64                   315
EQ/Legg Mason Value Equity ...............     Class B 1.50%        $ 10.64                   614
EQ/Legg Mason Value Equity ...............     Class B 1.55%        $ 10.64                   113
EQ/Legg Mason Value Equity ...............     Class B 1.60%        $ 10.63                   195
EQ/Legg Mason Value Equity ...............     Class B 1.65%        $ 10.63                   563
EQ/Legg Mason Value Equity ...............     Class B 1.70%        $ 10.63                   144
EQ/Legg Mason Value Equity ...............     Class B 1.80%        $ 10.63                    --
EQ/Legg Mason Value Equity ...............     Class B 1.90%        $ 10.63                    --
EQ/Long Term Bond ........................     Class B 0.50%        $ 10.06                    --
EQ/Long Term Bond ........................     Class B 0.95%        $ 10.03                    --
EQ/Long Term Bond ........................     Class B 1.20%        $ 10.01                   139
EQ/Long Term Bond ........................     Class B 1.25%        $ 10.01                   753
EQ/Long Term Bond ........................     Class B 1.35%        $ 10.00                    55
EQ/Long Term Bond ........................     Class B 1.40%        $ 10.00                   420
EQ/Long Term Bond ........................     Class B 1.50%        $  9.99                 1,556
EQ/Long Term Bond ........................     Class B 1.55%        $  9.99                    30
EQ/Long Term Bond ........................     Class B 1.60%        $  9.98                   431
EQ/Long Term Bond ........................     Class B 1.65%        $  9.98                   743
EQ/Long Term Bond ........................     Class B 1.70%        $  9.98                   173
EQ/Long Term Bond ........................     Class B 1.80%        $  9.97                    --
EQ/Long Term Bond ........................     Class B 1.90%        $  9.96                    --
EQ/Lord Abbett Growth and Income .........     Class B 0.50%        $ 10.66                    --
EQ/Lord Abbett Growth and Income .........     Class B 0.95%        $ 10.63                    --
EQ/Lord Abbett Growth and Income .........     Class B 1.20%        $ 10.61                    94
EQ/Lord Abbett Growth and Income .........     Class B 1.25%        $ 10.61                   757
EQ/Lord Abbett Growth and Income .........     Class B 1.35%        $ 10.60                    93
EQ/Lord Abbett Growth and Income .........     Class B 1.40%        $ 10.59                   171

                                     FSA-23

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                              Contract charges     Unit Value     Units Outstanding (000's)
                                             ------------------   ------------   --------------------------
EQ/Lord Abbett Growth and Income .........     Class B 1.50%        $ 10.59                   807
EQ/Lord Abbett Growth and Income .........     Class B 1.55%        $ 10.58                    58
EQ/Lord Abbett Growth and Income .........     Class B 1.60%        $ 10.58                   135
EQ/Lord Abbett Growth and Income .........     Class B 1.65%        $ 10.58                   874
EQ/Lord Abbett Growth and Income .........     Class B 1.70%        $ 10.57                    83
EQ/Lord Abbett Growth and Income .........     Class B 1.80%        $ 10.57                    --
EQ/Lord Abbett Growth and Income .........     Class B 1.90%        $ 10.56                    --
EQ/Lord Abbett Large Cap Core ............     Class B 0.50%        $ 10.62                    --
EQ/Lord Abbett Large Cap Core ............     Class B 0.95%        $ 10.59                    --
EQ/Lord Abbett Large Cap Core ............     Class B 1.20%        $ 10.57                    54
EQ/Lord Abbett Large Cap Core ............     Class B 1.25%        $ 10.57                   415
EQ/Lord Abbett Large Cap Core ............     Class B 1.35%        $ 10.56                    74
EQ/Lord Abbett Large Cap Core ............     Class B 1.40%        $ 10.56                   153
EQ/Lord Abbett Large Cap Core ............     Class B 1.50%        $ 10.55                   534
EQ/Lord Abbett Large Cap Core ............     Class B 1.55%        $ 10.55                    45
EQ/Lord Abbett Large Cap Core ............     Class B 1.60%        $ 10.54                   132
EQ/Lord Abbett Large Cap Core ............     Class B 1.65%        $ 10.54                   527
EQ/Lord Abbett Large Cap Core ............     Class B 1.70%        $ 10.54                    84
EQ/Lord Abbett Large Cap Core ............     Class B 1.80%        $ 10.53                     4
EQ/Lord Abbett Large Cap Core ............     Class B 1.90%        $ 10.52                    --
EQ/Lord Abbett Mid Cap Value .............     Class B 0.50%        $ 11.21                    --
EQ/Lord Abbett Mid Cap Value .............     Class B 0.95%        $ 11.18                     2
EQ/Lord Abbett Mid Cap Value .............     Class B 1.20%        $ 11.16                   444
EQ/Lord Abbett Mid Cap Value .............     Class B 1.25%        $ 11.16                 1,971
EQ/Lord Abbett Mid Cap Value .............     Class B 1.35%        $ 11.15                   210
EQ/Lord Abbett Mid Cap Value .............     Class B 1.40%        $ 11.14                   890
EQ/Lord Abbett Mid Cap Value .............     Class B 1.50%        $ 11.14                 2,560
EQ/Lord Abbett Mid Cap Value .............     Class B 1.55%        $ 11.13                   120
EQ/Lord Abbett Mid Cap Value .............     Class B 1.60%        $ 11.13                   490
EQ/Lord Abbett Mid Cap Value .............     Class B 1.65%        $ 11.13                 2,163
EQ/Lord Abbett Mid Cap Value .............     Class B 1.70%        $ 11.12                   290
EQ/Lord Abbett Mid Cap Value .............     Class B 1.80%        $ 11.11                     2
EQ/Lord Abbett Mid Cap Value .............     Class B 1.90%        $ 11.11                    --
EQ/Marsico Focus .........................     Class B 0.50%        $ 15.82                    --
EQ/Marsico Focus .........................     Class B 0.95%        $ 15.51                     7
EQ/Marsico Focus .........................     Class B 1.20%        $ 15.34                14,341
EQ/Marsico Focus .........................     Class B 1.25%        $ 12.63                12,004
EQ/Marsico Focus .........................     Class B 1.35%        $ 15.24                 2,123
EQ/Marsico Focus .........................     Class B 1.40%        $ 15.21                20,640
EQ/Marsico Focus .........................     Class B 1.50%        $ 12.56                14,932
EQ/Marsico Focus .........................     Class B 1.55%        $ 15.11                 1,390
EQ/Marsico Focus .........................     Class B 1.60%        $ 15.07                11,276
EQ/Marsico Focus .........................     Class B 1.65%        $ 12.51                11,881
EQ/Marsico Focus .........................     Class B 1.70%        $ 15.01                 2,354
EQ/Marsico Focus .........................     Class B 1.80%        $ 14.94                    73
EQ/Marsico Focus .........................     Class B 1.90%        $ 14.88                     5
EQ/Mercury Basic Value Equity ............     Class B 0.50%        $ 21.84                    --
EQ/Mercury Basic Value Equity ............     Class B 0.95%        $ 21.00                     3
EQ/Mercury Basic Value Equity ............     Class B 1.20%        $ 20.54                 5,635
EQ/Mercury Basic Value Equity ............     Class B 1.25%        $ 12.14                 6,492
EQ/Mercury Basic Value Equity ............     Class B 1.35%        $ 20.27                 3,782
EQ/Mercury Basic Value Equity ............     Class B 1.40%        $ 20.18                 7,988
EQ/Mercury Basic Value Equity ............     Class B 1.50%        $ 12.06                 8,863
EQ/Mercury Basic Value Equity ............     Class B 1.55%        $ 19.92                 1,147
EQ/Mercury Basic Value Equity ............     Class B 1.60%        $ 19.83                 4,227
EQ/Mercury Basic Value Equity ............     Class B 1.65%        $ 12.02                 4,888

                                     FSA-24

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                              Contract charges     Unit Value     Units Outstanding (000's)
                                             ------------------   ------------   --------------------------
EQ/Mercury Basic Value Equity ............     Class B 1.70%        $ 19.66                   849
EQ/Mercury Basic Value Equity ............     Class B 1.80%        $ 19.49                    56
EQ/Mercury Basic Value Equity ............     Class B 1.90%        $ 19.32                    19
EQ/Mercury International Value ...........     Class B 0.50%        $ 19.90                    --
EQ/Mercury International Value ...........     Class B 0.95%        $ 19.13                    36
EQ/Mercury International Value ...........     Class B 1.20%        $ 18.71                 4,933
EQ/Mercury International Value ...........     Class B 1.25%        $ 14.61                 5,025
EQ/Mercury International Value ...........     Class B 1.35%        $ 18.47                 7,759
EQ/Mercury International Value ...........     Class B 1.40%        $ 18.39                 6,535
EQ/Mercury International Value ...........     Class B 1.50%        $ 14.52                 7,184
EQ/Mercury International Value ...........     Class B 1.55%        $ 18.15                 3,145
EQ/Mercury International Value ...........     Class B 1.60%        $ 18.07                 4,992
EQ/Mercury International Value ...........     Class B 1.65%        $ 14.47                 4,026
EQ/Mercury International Value ...........     Class B 1.70%        $ 17.91                   782
EQ/Mercury International Value ...........     Class B 1.80%        $ 17.75                    61
EQ/Mercury International Value ...........     Class B 1.90%        $ 17.60                    10
EQ/MFS Emerging Growth Companies .........     Class B 0.50%        $ 15.29                    --
EQ/MFS Emerging Growth Companies .........     Class B 0.95%        $ 14.70                    29
EQ/MFS Emerging Growth Companies .........     Class B 1.20%        $ 14.38                 1,516
EQ/MFS Emerging Growth Companies .........     Class B 1.25%        $ 12.27                   992
EQ/MFS Emerging Growth Companies .........     Class B 1.35%        $ 14.19                 6,697
EQ/MFS Emerging Growth Companies .........     Class B 1.40%        $ 14.13                 2,081
EQ/MFS Emerging Growth Companies .........     Class B 1.50%        $ 12.20                 1,605
EQ/MFS Emerging Growth Companies .........     Class B 1.55%        $ 13.94                 2,422
EQ/MFS Emerging Growth Companies .........     Class B 1.60%        $ 13.88                 3,566
EQ/MFS Emerging Growth Companies .........     Class B 1.65%        $ 12.16                   705
EQ/MFS Emerging Growth Companies .........     Class B 1.70%        $ 13.76                   184
EQ/MFS Emerging Growth Companies .........     Class B 1.80%        $ 13.64                    10
EQ/MFS Emerging Growth Companies .........     Class B 1.90%        $ 13.52                     1
EQ/MFS Investors Trust ...................     Class B 0.50%        $ 10.08                    --
EQ/MFS Investors Trust ...................     Class B 0.95%        $  9.77                     6
EQ/MFS Investors Trust ...................     Class B 1.20%        $  9.60                 3,821
EQ/MFS Investors Trust ...................     Class B 1.25%        $ 12.32                 1,065
EQ/MFS Investors Trust ...................     Class B 1.35%        $  9.49                 4,802
EQ/MFS Investors Trust ...................     Class B 1.40%        $  9.46                 4,535
EQ/MFS Investors Trust ...................     Class B 1.50%        $ 12.25                 1,164
EQ/MFS Investors Trust ...................     Class B 1.55%        $  9.36                 4,965
EQ/MFS Investors Trust ...................     Class B 1.60%        $  9.33                 7,849
EQ/MFS Investors Trust ...................     Class B 1.65%        $ 12.21                 1,271
EQ/MFS Investors Trust ...................     Class B 1.70%        $  9.26                   603
EQ/MFS Investors Trust ...................     Class B 1.80%        $  9.20                    76
EQ/MFS Investors Trust ...................     Class B 1.90%        $  9.13                     6
EQ/Money Market ..........................     Class B 0.00%        $ 39.77                   162
EQ/Money Market ..........................     Class B 0.50%        $ 35.18                    --
EQ/Money Market ..........................     Class B 0.95%        $ 31.50                    11
EQ/Money Market ..........................     Class B 1.20%        $ 29.61                 1,411
EQ/Money Market ..........................     Class B 1.25%        $ 10.06                 2,172
EQ/Money Market ..........................     Class B 1.35%        $ 28.53                 2,619
EQ/Money Market ..........................     Class B 1.40%        $ 28.17                 2,307
EQ/Money Market ..........................     Class B 1.50%        $ 10.00                 6,802
EQ/Money Market ..........................     Class B 1.55%        $ 27.14                 1,954
EQ/Money Market ..........................     Class B 1.60%        $ 26.81                 4,058
EQ/Money Market ..........................     Class B 1.65%        $  9.97                 2,041
EQ/Money Market ..........................     Class B 1.70%        $ 26.15                   845
EQ/Money Market ..........................     Class B 1.80%        $ 25.51                    22
EQ/Money Market ..........................     Class B 1.90%        $ 24.88                    10

                                     FSA-25

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                         Contract charges     Unit Value     Units Outstanding (000's)
                                        ------------------   ------------   --------------------------
EQ/Montag & Caldwell Growth .........     Class B 0.50%        $  4.90                    --
EQ/Montag & Caldwell Growth .........     Class B 0.95%        $  4.74                    --
EQ/Montag & Caldwell Growth .........     Class B 1.20%        $  4.66                   137
EQ/Montag & Caldwell Growth .........     Class B 1.25%        $  4.64                 1,014
EQ/Montag & Caldwell Growth .........     Class B 1.35%        $  4.61                    47
EQ/Montag & Caldwell Growth .........     Class B 1.40%        $  4.59                   525
EQ/Montag & Caldwell Growth .........     Class B 1.50%        $  4.56                 1,829
EQ/Montag & Caldwell Growth .........     Class B 1.55%        $  4.54                    14
EQ/Montag & Caldwell Growth .........     Class B 1.60%        $  4.53                   172
EQ/Montag & Caldwell Growth .........     Class B 1.65%        $  4.51                   883
EQ/Montag & Caldwell Growth .........     Class B 1.70%        $  4.49                    72
EQ/Montag & Caldwell Growth .........     Class B 1.80%        $  4.46                    --
EQ/Montag & Caldwell Growth .........     Class B 1.90%        $  4.43                    --
EQ/PIMCO Real Return ................     Class B 0.50%        $  9.99                    --
EQ/PIMCO Real Return ................     Class B 0.95%        $  9.96                    --
EQ/PIMCO Real Return ................     Class B 1.20%        $  9.94                 1,269
EQ/PIMCO Real Return ................     Class B 1.25%        $  9.94                 2,883
EQ/PIMCO Real Return ................     Class B 1.35%        $  9.93                   308
EQ/PIMCO Real Return ................     Class B 1.40%        $  9.93                 1,434
EQ/PIMCO Real Return ................     Class B 1.50%        $  9.92                 4,644
EQ/PIMCO Real Return ................     Class B 1.55%        $  9.92                   300
EQ/PIMCO Real Return ................     Class B 1.60%        $  9.92                   848
EQ/PIMCO Real Return ................     Class B 1.65%        $  9.91                 3,300
EQ/PIMCO Real Return ................     Class B 1.70%        $  9.91                   286
EQ/PIMCO Real Return ................     Class B 1.80%        $  9.90                     4
EQ/PIMCO Real Return ................     Class B 1.90%        $  9.90                     8
EQ/Short Duration Bond ..............     Class B 0.50%        $ 10.04                    --
EQ/Short Duration Bond ..............     Class B 0.95%        $ 10.01                    --
EQ/Short Duration Bond ..............     Class B 1.20%        $  9.99                   189
EQ/Short Duration Bond ..............     Class B 1.25%        $  9.99                   333
EQ/Short Duration Bond ..............     Class B 1.35%        $  9.98                    57
EQ/Short Duration Bond ..............     Class B 1.40%        $  9.98                   245
EQ/Short Duration Bond ..............     Class B 1.50%        $  9.97                   400
EQ/Short Duration Bond ..............     Class B 1.55%        $  9.97                    25
EQ/Short Duration Bond ..............     Class B 1.60%        $  9.96                   132
EQ/Short Duration Bond ..............     Class B 1.65%        $  9.96                   402
EQ/Short Duration Bond ..............     Class B 1.70%        $  9.96                    60
EQ/Short Duration Bond ..............     Class B 1.80%        $  9.95                     1
EQ/Short Duration Bond ..............     Class B 1.90%        $  9.94                     8
EQ/Small Company Index ..............     Class B 0.50%        $ 15.81                    --
EQ/Small Company Index ..............     Class B 0.95%        $ 15.25                    15
EQ/Small Company Index ..............     Class B 1.20%        $ 14.94                 3,854
EQ/Small Company Index ..............     Class B 1.25%        $ 12.84                 2,861
EQ/Small Company Index ..............     Class B 1.35%        $ 14.76                 2,139
EQ/Small Company Index ..............     Class B 1.40%        $ 14.70                 5,841
EQ/Small Company Index ..............     Class B 1.50%        $ 12.76                 4,236
EQ/Small Company Index ..............     Class B 1.55%        $ 14.52                   854
EQ/Small Company Index ..............     Class B 1.60%        $ 14.46                 3,372
EQ/Small Company Index ..............     Class B 1.65%        $ 12.72                 2,210
EQ/Small Company Index ..............     Class B 1.70%        $ 14.35                   596
EQ/Small Company Index ..............     Class B 1.80%        $ 14.23                    18
EQ/Small Company Index ..............     Class B 1.90%        $ 14.12                     6
EQ/TCW Equity .......................     Class B 0.50%        $ 20.25                    --
EQ/TCW Equity .......................     Class B 0.95%        $ 18.71                    --
EQ/TCW Equity .......................     Class B 1.20%        $ 17.90                    88
EQ/TCW Equity .......................     Class B 1.25%        $ 17.74                   688

                                     FSA-26

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Continued)

DECEMBER 31, 2005

                                                   Contract charges     Unit Value     Units Outstanding (000's)
                                                  ------------------   ------------   --------------------------
EQ/TCW Equity .................................     Class B 1.35%        $ 17.43                   160
EQ/TCW Equity .................................     Class B 1.40%        $ 17.28                   231
EQ/TCW Equity .................................     Class B 1.50%        $ 16.98                   847
EQ/TCW Equity .................................     Class B 1.55%        $ 16.83                    15
EQ/TCW Equity .................................     Class B 1.60%        $ 16.68                   146
EQ/TCW Equity .................................     Class B 1.65%        $ 16.53                   526
EQ/TCW Equity .................................     Class B 1.70%        $ 16.39                    41
EQ/TCW Equity .................................     Class B 1.80%        $ 16.10                    --
EQ/TCW Equity .................................     Class B 1.90%        $ 15.82                    --
EQ/UBS Growth and Income ......................     Class B 0.50%        $  5.90                    --
EQ/UBS Growth and Income ......................     Class B 0.95%        $  5.71                    --
EQ/UBS Growth and Income ......................     Class B 1.20%        $  5.61                   215
EQ/UBS Growth and Income ......................     Class B 1.25%        $  5.59                 1,420
EQ/UBS Growth and Income ......................     Class B 1.35%        $  5.55                   169
EQ/UBS Growth and Income ......................     Class B 1.40%        $  5.53                   450
EQ/UBS Growth and Income ......................     Class B 1.50%        $  5.49                 2,805
EQ/UBS Growth and Income ......................     Class B 1.55%        $  5.47                   102
EQ/UBS Growth and Income ......................     Class B 1.60%        $  5.45                   286
EQ/UBS Growth and Income ......................     Class B 1.65%        $  5.43                   952
EQ/UBS Growth and Income ......................     Class B 1.70%        $  5.41                    69
EQ/UBS Growth and Income ......................     Class B 1.80%        $  5.37                    --
EQ/UBS Growth and Income ......................     Class B 1.90%        $  5.33                    --
EQ/Van Kampen Comstock ........................     Class B 0.50%        $ 10.49                    --
EQ/Van Kampen Comstock ........................     Class B 0.95%        $ 10.46                    --
EQ/Van Kampen Comstock ........................     Class B 1.20%        $ 10.44                   393
EQ/Van Kampen Comstock ........................     Class B 1.25%        $ 10.44                 2,313
EQ/Van Kampen Comstock ........................     Class B 1.35%        $ 10.43                   250
EQ/Van Kampen Comstock ........................     Class B 1.40%        $ 10.42                   630
EQ/Van Kampen Comstock ........................     Class B 1.50%        $ 10.42                 1,952
EQ/Van Kampen Comstock ........................     Class B 1.55%        $ 10.41                   131
EQ/Van Kampen Comstock ........................     Class B 1.60%        $ 10.41                   410
EQ/Van Kampen Comstock ........................     Class B 1.65%        $ 10.41                 2,852
EQ/Van Kampen Comstock ........................     Class B 1.70%        $ 10.40                   296
EQ/Van Kampen Comstock ........................     Class B 1.80%        $ 10.40                     2
EQ/Van Kampen Comstock ........................     Class B 1.90%        $ 10.39                     2
EQ/Van Kampen Emerging Markets Equity .........     Class B 0.50%        $ 14.98                    --
EQ/Van Kampen Emerging Markets Equity .........     Class B 0.95%        $ 14.42                     9
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.20%        $ 14.12                 4,095
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.25%        $ 18.41                 4,108
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.35%        $ 13.94                 3,667
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.40%        $ 13.88                 8,800
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.50%        $ 18.31                 7,390
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.55%        $ 13.71                 1,632
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.60%        $ 13.65                 5,043
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.65%        $ 18.24                 3,408
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.70%        $ 13.53                   755
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.80%        $ 13.42                    34
EQ/Van Kampen Emerging Markets Equity .........     Class B 1.90%        $ 13.30                    --
EQ/Van Kampen Mid Cap Growth ..................     Class B 0.50%        $ 12.44                    --
EQ/Van Kampen Mid Cap Growth ..................     Class B 0.95%        $ 12.41                    --
EQ/Van Kampen Mid Cap Growth ..................     Class B 1.20%        $ 12.39                   133
EQ/Van Kampen Mid Cap Growth ..................     Class B 1.25%        $ 12.38                   742
EQ/Van Kampen Mid Cap Growth ..................     Class B 1.35%        $ 12.37                    49
EQ/Van Kampen Mid Cap Growth ..................     Class B 1.40%        $ 12.37                   471
EQ/Van Kampen Mid Cap Growth ..................     Class B 1.50%        $ 12.36                   845
EQ/Van Kampen Mid Cap Growth ..................     Class B 1.55%        $ 12.36                    40

                                     FSA-27

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF ASSETS AND LIABILITIES (Concluded)

DECEMBER 31, 2005

                                                          Contract charges     Unit Value     Units Outstanding (000's)
                                                         ------------------   ------------   --------------------------
EQ/Van Kampen Mid Cap Growth .........................     Class B 1.60%        $ 12.35                   172
EQ/Van Kampen Mid Cap Growth .........................     Class B 1.65%        $ 12.35                   533
EQ/Van Kampen Mid Cap Growth .........................     Class B 1.70%        $ 12.34                   179
EQ/Van Kampen Mid Cap Growth .........................     Class B 1.80%        $ 12.34                    --
EQ/Van Kampen Mid Cap Growth .........................     Class B 1.90%        $ 12.33                    --
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 0.50%        $ 11.97                    --
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 0.95%        $ 11.94                    --
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.20%        $ 11.92                    25
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.25%        $ 11.87                   149
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.35%        $ 11.90                    15
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.40%        $ 11.90                    90
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.50%        $ 11.83                   287
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.55%        $ 11.89                     5
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.60%        $ 11.88                    40
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.65%        $ 11.81                   137
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.70%        $ 11.81                    34
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.80%        $ 11.87                    --
EQ/Wells Fargo Montgomery Small Cap ..................     Class B 1.90%        $ 11.86                    --
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 1.20%        $ 10.79                   679
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 1.25%        $ 11.05                 1,352
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 1.40%        $ 10.75                 2,005
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 1.50%        $ 10.99                 2,846
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 1.60%        $ 10.71                 1,084
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 1.65%        $ 10.95                 2,568
Laudus Rosenberg VIT Value Long/Short Equity .........     Class B 1.70%        $ 10.94                   784
U.S. Real Estate -- Class II .........................     Class B 1.20%        $ 14.69                   946
U.S. Real Estate -- Class II .........................     Class B 1.25%        $ 17.05                 3,476
U.S. Real Estate -- Class II .........................     Class B 1.40%        $ 14.63                 2,274
U.S. Real Estate -- Class II .........................     Class B 1.50%        $ 16.95                 6,143
U.S. Real Estate -- Class II .........................     Class B 1.60%        $ 14.58                   539
U.S. Real Estate -- Class II .........................     Class B 1.65%        $ 16.89                 2,639
U.S. Real Estate -- Class II .........................     Class B 1.70%        $ 16.87                   410

                                     FSA-28

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                         AXA            AXA               AXA
                                                     Aggressive     Conservative   Conservative-Plus
                                                     Allocation      Allocation        Allocation
                                                   -------------- --------------- -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $19,066,261    $   6,132,925     $ 14,892,724
 Expenses:
  Asset-based charges ............................    5,341,512        2,300,586        4,631,260
                                                    -----------    -------------     ------------
Net Investment Income (Loss) .....................   13,724,749        3,832,339       10,261,464
                                                    -----------    -------------     ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    2,779,869        1,654,826        2,001,873
  Realized gain distribution from The Trusts .....           --          360,425        1,073,121
                                                    -----------    -------------     ------------
 Net realized gain (loss) ........................    2,779,869        2,015,251        3,074,994
                                                    -----------    -------------     ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................   17,138,005       (3,482,583)      (4,457,903)
                                                    -----------    -------------     ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   19,917,874       (1,467,332)      (1,382,909)
                                                    -----------    -------------     ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $33,642,623    $   2,365,007     $  8,878,555
                                                    ===========    =============     ============

                                                         AXA            AXA
                                                      Moderate     Moderate-Plus    AXA Premier VIP    AXA Premier VIP
                                                     Allocation      Allocation    Aggressive Equity      Core Bond
                                                   -------------- --------------- ------------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $66,134,996    $ 95,043,900      $          --     $   21,663,659
 Expenses:
  Asset-based charges ............................   32,489,328      26,137,375          1,635,364          8,885,212
                                                    -----------    ------------      -------------     --------------
Net Investment Income (Loss) .....................   33,645,668      68,906,525         (1,635,364)        12,778,447
                                                    -----------    ------------      -------------     --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............   22,251,020       5,542,881           (886,071)          (504,254)
  Realized gain distribution from The Trusts .....           --              --                 --                 --
                                                    -----------    ------------      -------------     --------------
 Net realized gain (loss) ........................   22,251,020       5,542,881           (886,071)          (504,254)
                                                    -----------    ------------      -------------     --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................   38,109,879      61,664,907          9,882,490        (10,201,214)
                                                    -----------    ------------      -------------     --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................   60,360,899      67,207,788          8,996,419        (10,705,468)
                                                    -----------    ------------      -------------     --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $94,006,567    $136,114,313      $   7,361,055     $    2,072,979
                                                    ===========    ============      =============     ==============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-29

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                   AXA Premier VIP  AXA Premier VIP      AXA Premier VIP
                                                     Health Care       High Yield     International Equity
                                                  ---------------- ----------------- ----------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts .....................   $  5,560,175    $   66,687,431         $11,293,440
 Expenses:
  Asset-based charges ...........................      2,995,939        12,552,150           3,937,718
                                                    ------------    --------------         -----------
Net Investment Income (Loss) ....................      2,564,236        54,135,281           7,355,722
                                                    ------------    --------------         -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ...........      6,014,000         1,318,187          14,295,712
  Realized gain distribution from The Trusts ....      6,084,500                --          10,607,166
                                                    ------------    --------------         -----------
 Net realized gain (loss) .......................     12,098,500         1,318,187          24,902,878
                                                    ------------    --------------         -----------
 Change in unrealized appreciation
  (depreciation) of investments .................     (2,113,272)      (41,779,232)          6,546,929
                                                    ------------    --------------         -----------
Net Realized and Unrealized Gain (Loss) on
 Investments ....................................      9,985,228       (40,461,045)         31,449,807
                                                    ------------    --------------         -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations ......................   $ 12,549,464    $   13,674,236         $38,805,529
                                                    ============    ==============         ===========

                                                      AXA Premier VIP       AXA Premier VIP   AXA Premier VIP   AXA Premier VIP
                                                   Large Cap Core Equity   Large Cap Growth   Large Cap Value    Mid Cap Growth
                                                  ----------------------- ------------------ ----------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts .....................       $1,113,569           $         --      $ 11,843,495     $    5,529,239
 Expenses:
  Asset-based charges ...........................        2,022,374              4,008,139         5,649,138          4,958,442
                                                        ----------           ------------      ------------     --------------
Net Investment Income (Loss) ....................         (908,805)            (4,008,139)        6,194,357            570,797
                                                        ----------           ------------      ------------     --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ...........        5,758,096             13,100,910        13,463,668         18,211,482
  Realized gain distribution from The Trusts ....        2,759,422                     --         9,534,500         42,659,263
                                                        ----------           ------------      ------------     --------------
 Net realized gain (loss) .......................        8,517,518             13,100,910        22,998,168         60,870,745
                                                        ----------           ------------      ------------     --------------
 Change in unrealized appreciation
  (depreciation) of investments .................          (19,935)             7,837,804        (7,177,612)       (37,444,435)
                                                        ----------           ------------      ------------     --------------
Net Realized and Unrealized Gain (Loss) on
 Investments ....................................        8,497,583             20,938,714        15,820,556         23,426,310
                                                        ----------           ------------      ------------     --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations ......................       $7,588,778           $ 16,930,575      $ 22,014,913     $   23,997,107
                                                        ==========           ============      ============     ==============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-30

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                    AXA Premier VIP   AXA Premier VIP    EQ/Alliance
                                                     Mid Cap Value       Technology     Common Stock
                                                   ----------------- ----------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   25,150,713     $         --     $ 10,142,220
 Expenses:
  Asset-based charges ............................       5,146,221        3,186,172       17,116,849
                                                    --------------     ------------     ------------
Net Investment Income (Loss) .....................      20,004,492       (3,186,172)      (6,974,629)
                                                    --------------     ------------     ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      20,174,993        5,421,524       (5,767,868)
  Realized gain distribution from The Trusts .....      54,780,774               --               --
                                                    --------------     ------------     ------------
 Net realized gain (loss) ........................      74,955,767        5,421,524       (5,767,868)
                                                    --------------     ------------     ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (74,529,545)      18,489,524       48,413,896
                                                    --------------     ------------     ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................         426,222       23,911,048       42,646,028
                                                    --------------     ------------     ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   20,430,714     $ 20,724,876     $ 35,671,399
                                                    ==============     ============     ============

                                                                         EQ/Alliance
                                                                        Intermediate                     EQ/Alliance
                                                       EQ/Alliance       Government     EQ/Alliance       Large Cap
                                                    Growth and Income    Securities    International       Growth
                                                   ------------------- -------------- --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $    7,550,240     $ 11,289,934    $ 7,687,103    $           --
 Expenses:
  Asset-based charges ............................        9,994,646        4,679,031      6,435,742         5,073,503
                                                     --------------     ------------    -----------    --------------
Net Investment Income (Loss) .....................       (2,444,406)       6,610,903      1,251,361        (5,073,503)
                                                     --------------     ------------    -----------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       22,618,241       (2,313,146)    16,950,829       (14,432,807)
  Realized gain distribution from The Trusts .....       22,706,491               --             --                --
                                                     --------------     ------------    -----------    --------------
 Net realized gain (loss) ........................       45,324,732       (2,313,146)    16,950,829       (14,432,807)
                                                     --------------     ------------    -----------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................      (14,132,714)      (4,911,759)    47,673,227        64,096,603
                                                     --------------     ------------    -----------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       31,192,018       (7,224,905)    64,624,056        49,663,796
                                                     --------------     ------------    -----------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $   28,747,612     $   (614,002)   $65,875,417    $   44,590,293
                                                     ==============     ============    ===========    ==============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-31

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                     EQ/Alliance      EQ/Alliance           EQ/Ariel
                                                    Quality Bond   Small Cap Growth   Appreciation II (b)
                                                   -------------- ------------------ ---------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $ 13,076,094     $         --           $16,663
 Expenses:
  Asset-based charges ............................     4,784,077        5,710,322             6,736
                                                    ------------     ------------           -------
Net Investment Income (Loss) .....................     8,292,017       (5,710,322)            9,927
                                                    ------------     ------------           -------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        17,226       11,267,745             1,413
  Realized gain distribution from The Trusts .....            --               --                --
                                                    ------------     ------------           -------
 Net realized gain (loss) ........................        17,226       11,267,745             1,413
                                                    ------------     ------------           -------
 Change in unrealized appreciation
  (depreciation) of investments ..................    (6,500,079)      33,805,069            44,688
                                                    ------------     ------------           -------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    (6,482,853)      45,072,814            46,101
                                                    ------------     ------------           -------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $  1,809,164     $ 39,362,492           $56,028
                                                    ============     ============           =======

                                                    EQ/Bear Stearns                                            EQ/Calvert
                                                     Small Company      EQ/Bernstein     EQ/Boston Advisors     Socially
                                                        Growth       Diversified Value      Equity Income      Responsible
                                                   ---------------- ------------------- -------------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $1,130,711       $ 16,013,806          $1,761,258        $       --
 Expenses:
  Asset-based charges ............................       430,250         19,406,779           1,181,187           541,250
                                                      ----------       ------------          ----------        ----------
Net Investment Income (Loss) .....................       700,461         (3,392,973)            580,071          (541,250)
                                                      ----------       ------------          ----------        ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       298,191         32,045,190             752,686         1,261,552
  Realized gain distribution from The Trusts .....            --         28,902,431                  --         1,568,995
                                                      ----------       ------------          ----------        ----------
 Net realized gain (loss) ........................       298,191         60,947,621             752,686         2,830,547
                                                      ----------       ------------          ----------        ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................     1,652,741         (2,991,585)          3,322,031           957,226
                                                      ----------       ------------          ----------        ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     1,950,932         57,956,036           4,074,717         3,787,773
                                                      ----------       ------------          ----------        ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $2,651,393       $ 54,563,063          $4,654,788        $3,246,523
                                                      ==========       ============          ==========        ==========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-32

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                   EQ/Capital Guardian   EQ/Capital Guardian   EQ/Capital Guardian
                                                          Growth            International            Research
                                                  --------------------- --------------------- ---------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts .....................     $    532,058           $ 9,426,925          $  3,822,836
 Expenses:
  Asset-based charges ...........................        3,550,559             8,750,479             9,854,745
                                                      ------------           -----------          ------------
Net Investment Income (Loss) ....................       (3,018,501)              676,446            (6,031,909)
                                                      ------------           -----------          ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ...........       (6,153,529)           17,128,896            24,784,915
  Realized gain distribution from The Trusts ....               --               811,779                    --
                                                      ------------           -----------          ------------
 Net realized gain (loss) .......................       (6,153,529)           17,940,675            24,784,915
                                                      ------------           -----------          ------------
 Change in unrealized appreciation
  (depreciation) of investments .................       19,679,168            76,229,988            11,921,863
                                                      ------------           -----------          ------------
Net Realized and Unrealized Gain (Loss) on
 Investments ....................................       13,525,639            94,170,663            36,706,778
                                                      ------------           -----------          ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations ......................     $ 10,507,138           $94,847,109          $ 30,674,869
                                                      ============           ===========          ============

                                                                                                              EQ/Evergreen
                                                   EQ/Capital Guardian    EQ/Caywood-Scholl      EQ/Equity    International
                                                       U.S. Equity       High Yield Bond (a)     500 Index      Bond (b)
                                                  --------------------- --------------------- -------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts .....................    $    4,616,980         $   1,671,566      $ 20,086,166    $       --
 Expenses:
  Asset-based charges ...........................        12,190,435               135,138        21,352,943         7,035
                                                     --------------         -------------      ------------    ----------
Net Investment Income (Loss) ....................        (7,573,455)            1,536,428        (1,266,777)       (7,035)
                                                     --------------         -------------      ------------    ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ...........        22,206,838                22,687        22,001,002         1,805
  Realized gain distribution from The Trusts ....        44,168,753                    --        27,662,057            --
                                                     --------------         -------------      ------------    ----------
 Net realized gain (loss) .......................        66,375,591                22,687        49,663,059         1,805
                                                     --------------         -------------      ------------    ----------
 Change in unrealized appreciation
  (depreciation) of investments .................       (19,921,225)           (1,317,445)       (4,285,559)     (110,331)
                                                     --------------         -------------      ------------    ----------
Net Realized and Unrealized Gain (Loss) on
 Investments ....................................        46,454,366            (1,294,758)       45,377,500      (108,526)
                                                     --------------         -------------      ------------    ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations ......................    $   38,880,911         $     241,670      $ 44,110,723    $ (115,561)
                                                     ==============         =============      ============    ==========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-33

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                     EQ/Evergreen        EQ/FI            EQ/FI
                                                        Omega           Mid Cap       Mid Cap Value
                                                   --------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $      51,370   $   60,558,085   $   35,773,837
 Expenses:
  Asset-based charges ............................      2,015,028       11,225,056       10,359,216
                                                    -------------   --------------   --------------
Net Investment Income (Loss) .....................     (1,963,658)      49,333,029       25,414,621
                                                    -------------   --------------   --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............      4,699,515       27,338,025       20,467,846
  Realized gain distribution from The Trusts .....      4,331,217       50,668,992       49,829,217
                                                    -------------   --------------   --------------
 Net realized gain (loss) ........................      9,030,732       78,007,017       70,297,063
                                                    -------------   --------------   --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (3,453,673)     (85,356,433)     (25,159,259)
                                                    -------------   --------------   --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................      5,577,059       (7,349,416)      45,137,804
                                                    -------------   --------------   --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $   3,613,401   $   41,983,613   $   70,552,425
                                                    =============   ==============   ==============

                                                        EQ/GAMCO          EQ/GAMCO                           EQ/Janus
                                                       Mergers and     Small Company   EQ/International     Large Cap
                                                    Acquisitions (a)       Value          Growth (a)          Growth
                                                   ------------------ --------------- ------------------ ---------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $   448,313      $     805,682       $103,954       $      3,572
 Expenses:
  Asset-based charges ............................        108,839          1,179,434         56,432          3,042,673
                                                      -----------      -------------       --------       ------------
Net Investment Income (Loss) .....................        339,474           (373,752)        47,522         (3,039,101)
                                                      -----------      -------------       --------       ------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         30,731            711,478        115,195          2,702,596
  Realized gain distribution from The Trusts .....         54,301          7,880,970             --                 --
                                                      -----------      -------------       --------       ------------
 Net realized gain (loss) ........................         85,032          8,592,448        115,195          2,702,596
                                                      -----------      -------------       --------       ------------
 Change in unrealized appreciation
  (depreciation) of investments ..................       (204,505)        (4,895,218)       809,860         12,878,013
                                                      -----------      -------------       --------       ------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       (119,473)         3,697,230        925,055         15,580,609
                                                      -----------      -------------       --------       ------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $   220,001      $   3,323,478       $972,577       $ 12,541,508
                                                      ===========      =============       ========       ============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-34

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                      EQ/JPMorgan       EQ/Lazard
                                                      EQ/JPMorgan        Value          Small Cap
                                                       Core Bond     Opportunities        Value
                                                   ---------------- --------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................  $   40,437,942    $ 7,225,498    $   37,517,064
 Expenses:
  Asset-based charges ............................      16,370,551      6,816,174        11,913,670
                                                    --------------    -----------    --------------
Net Investment Income (Loss) .....................      24,067,391        409,324        25,603,394
                                                    --------------    -----------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       2,334,160      6,392,598        30,042,843
  Realized gain distribution from The Trusts .....              --             --        40,159,354
                                                    --------------    -----------    --------------
 Net realized gain (loss) ........................       2,334,160      6,392,598        70,202,197
                                                    --------------    -----------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................     (17,960,654)     4,422,921       (68,521,361)
                                                    --------------    -----------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................     (15,626,494)    10,815,519         1,680,836
                                                    --------------    -----------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................  $    8,440,897    $11,224,843    $   27,284,230
                                                    ==============    ===========    ==============

                                                                                       EQ/Lord Abbett
                                                      EQ/Legg Mason       EQ/Long        Growth and       EQ/Lord Abbett
                                                    Value Equity (b)   Term Bond (a)     Income (a)     Large Cap Core (a)
                                                   ------------------ --------------- ---------------- -------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $   7,551        $  758,813       $  186,092         $  80,086
 Expenses:
  Asset-based charges ............................        29,432           192,758          138,623            97,603
                                                       ---------        ----------       ----------         ---------
Net Investment Income (Loss) .....................       (21,881)          566,055           47,469           (17,517)
                                                       ---------        ----------       ----------         ---------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............        24,118          (135,108)          32,954            49,831
  Realized gain distribution from The Trusts .....            --           275,390               --                --
                                                       ---------        ----------       ----------         ---------
 Net realized gain (loss) ........................        24,118           140,282           32,954            49,831
                                                       ---------        ----------       ----------         ---------
 Change in unrealized appreciation
  (depreciation) of investments ..................       123,666          (801,967)         985,547           603,584
                                                       ---------        ----------       ----------         ---------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       147,784          (661,685)       1,018,501           653,415
                                                       ---------        ----------       ----------         ---------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $ 125,903        $  (95,630)      $1,065,970         $ 635,898
                                                       =========        ==========       ==========         =========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-35

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                                           EQ/Mercury
                                                      EQ/Lord Abbett      EQ/Marsico       Basic Value
                                                    Mid Cap Value (a)        Focus           Equity
                                                   ------------------- ---------------- ----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................      $  639,972      $          --    $    9,802,489
 Expenses:
  Asset-based charges ............................         449,063         14,954,933        10,119,995
                                                        ----------      -------------    --------------
Net Investment Income (Loss) .....................         190,909        (14,954,933)         (317,506)
                                                        ----------      -------------    --------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         157,833         23,794,249        18,929,329
  Realized gain distribution from The Trusts .....              --         29,142,143        30,046,746
                                                        ----------      -------------    --------------
 Net realized gain (loss) ........................         157,833         52,936,392        48,976,075
                                                        ----------      -------------    --------------
 Change in unrealized appreciation
  (depreciation) of investments ..................       2,885,519         66,818,972       (37,549,430)
                                                        ----------      -------------    --------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       3,043,352        119,755,364        11,426,645
                                                        ----------      -------------    --------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $3,234,261      $ 104,800,431    $   11,109,139
                                                        ==========      =============    ==============

                                                      EQ/Mercury         EQ/MFS
                                                    International   Emerging Growth        EQ/MFS         EQ/Money
                                                        Value          Companies      Investors Trust      Market
                                                   --------------- ----------------- ----------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $11,921,645     $         --      $  1,442,028     $12,766,369
 Expenses:
  Asset-based charges ............................     9,168,254        3,744,013         4,263,316       7,274,390
                                                     -----------     ------------      ------------     -----------
Net Investment Income (Loss) .....................     2,753,391       (3,744,013)       (2,821,288)      5,491,979
                                                     -----------     ------------      ------------     -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............    14,769,364       (4,789,449)          888,350        (973,816)
  Realized gain distribution from The Trusts .....            --               --                --              --
                                                     -----------     ------------      ------------     -----------
 Net realized gain (loss) ........................    14,769,364       (4,789,449)          888,350        (973,816)
                                                     -----------     ------------      ------------     -----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    44,908,546       27,036,649        17,942,254       1,166,842
                                                     -----------     ------------      ------------     -----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    59,677,910       22,247,200        18,830,604         193,026
                                                     -----------     ------------      ------------     -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $62,431,301     $ 18,503,187      $ 16,009,316     $ 5,685,005
                                                     ===========     ============      ============     ===========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-36

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Continued)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                    EQ/Montag & Caldwell       EQ/PIMCO
                                                           Growth          Real Return (a)
                                                   ---------------------- -----------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................      $    47,921         $   3,033,159
 Expenses:
  Asset-based charges ............................          153,699               713,546
                                                        -----------         -------------
Net Investment Income (Loss) .....................         (105,778)            2,319,613
                                                        -----------         -------------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............          110,268               (17,412)
  Realized gain distribution from The Trusts .....               --                92,593
                                                        -----------         -------------
 Net realized gain (loss) ........................          110,268                75,181
                                                        -----------         -------------
 Change in unrealized appreciation
  (depreciation) of investments ..................          522,308            (3,155,014)
                                                        -----------         -------------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................          632,576            (3,079,833)
                                                        -----------         -------------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................      $   526,798         $    (760,220)
                                                        ===========         =============

                                                                                                          EQ/UBS
                                                         EQ/Short          EQ/Small         EQ/TCW      Growth and
                                                    Duration Bond (a)    Company Index      Equity        Income
                                                   ------------------- ---------------- ------------- --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................     $  180,798       $    3,951,397   $       --     $  221,949
 Expenses:
  Asset-based charges ............................         84,245            4,874,642      357,236        256,893
                                                       ----------       --------------   ----------     ----------
Net Investment Income (Loss) .....................         96,553             (923,245)    (357,236)       (34,944)
                                                       ----------       --------------   ----------     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............         (9,866)          17,670,286      237,055        341,428
  Realized gain distribution from The Trusts .....             71           16,270,996           --             --
                                                       ----------       --------------   ----------     ----------
 Net realized gain (loss) ........................         (9,795)          33,941,282      237,055        341,428
                                                       ----------       --------------   ----------     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................       (107,926)         (22,917,641)   2,723,776      1,666,855
                                                       ----------       --------------   ----------     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       (117,721)          11,023,641    2,960,831      2,008,283
                                                       ----------       --------------   ----------     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................     $  (21,168)      $   10,100,396   $2,603,595     $1,973,339
                                                       ==========       ==============   ==========     ==========

                                                    EQ/Van Kampen
                                                    Comstock (a)
                                                   --------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $  723,872
 Expenses:
  Asset-based charges ............................      416,115
                                                     ----------
Net Investment Income (Loss) .....................      307,757
                                                     ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       60,165
  Realized gain distribution from The Trusts .....           --
                                                     ----------
 Net realized gain (loss) ........................       60,165
                                                     ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................    2,466,481
                                                     ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    2,526,646
                                                     ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $2,834,403
                                                     ==========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-37

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF OPERATIONS (Concluded)

FOR THE YEAR ENDED DECEMBER 31, 2005

                                                     EQ/Van Kampen
                                                       Emerging         EQ/Van Kampen
                                                    Markets Equity   Mid Cap Growth (a)
                                                   ---------------- --------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................   $  2,682,118        $       --
 Expenses:
  Asset-based charges ............................      5,885,219           131,680
                                                     ------------        ----------
Net Investment Income (Loss) .....................     (3,203,101)         (131,680)
                                                     ------------        ----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............     31,173,755           176,749
  Realized gain distribution from The Trusts .....     18,823,592                --
                                                     ------------        ----------
 Net realized gain (loss) ........................     49,997,347           176,749
                                                     ------------        ----------
 Change in unrealized appreciation
  (depreciation) of investments ..................     74,025,267         2,533,305
                                                     ------------        ----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................    124,022,614         2,710,054
                                                     ------------        ----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................   $120,819,513        $2,578,374
                                                     ============        ==========

                                                    EQ/Wells Fargo    Laudus Rosenberg
                                                      Montgomery         VIT Value            U.S. Real
                                                       Small Cap     Long/Short Equity   Estate -- Class II
                                                   ---------------- ------------------- --------------------
Income and Expenses:
 Investment Income:
  Dividends from The Trusts ......................    $ 663,401        $          --         $ 7,312,114
 Expenses:
  Asset-based charges ............................       49,573            1,252,806           2,831,920
                                                      ---------        -------------         -----------
Net Investment Income (Loss) .....................      613,828           (1,252,806)          4,480,194
                                                      ---------        -------------         -----------
Realized and Unrealized Gain (Loss) on
 Investments:
  Realized gain (loss) on investments ............       95,044            1,673,750          10,109,825
  Realized gain distribution from The Trusts .....        1,325                   --                  --
                                                      ---------        -------------         -----------
 Net realized gain (loss) ........................       96,369            1,673,750          10,109,825
                                                      ---------        -------------         -----------
 Change in unrealized appreciation
  (depreciation) of investments ..................      (71,053)           2,486,860          15,478,770
                                                      ---------        -------------         -----------
Net Realized and Unrealized Gain (Loss) on
 Investments .....................................       25,316            4,160,610          25,588,595
                                                      ---------        -------------         -----------
Net Increase (Decrease) in Net Assets
 Resulting from Operations .......................    $ 639,144        $   2,907,804         $30,068,789
                                                      =========        =============         ===========

-------
(a) Commenced operations on May 9, 2005.
(b) Commenced operations on October 17, 2005.
The accompanying notes are an integral part of these financial statements.

                                     FSA-38

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS

FOR THE YEARS ENDED DECEMBER 31,

                                                       AXA Aggressive Allocation       AXA Conservative Allocation
                                                   --------------------------------- --------------------------------
                                                         2005             2004             2005             2004
                                                   ---------------- ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  13,724,749     $  1,250,066    $   3,832,339    $  1,651,837
 Net realized gain (loss) on investments .........      2,779,869         (828,923)       2,015,250         391,226
 Change in unrealized appreciation
  (depreciation) of investments ..................     17,138,005       17,625,861       (3,482,583)      1,340,644
                                                    -------------     ------------    -------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................     33,642,623       18,047,004        2,365,006       3,383,707
                                                    -------------     ------------    -------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    251,025,828      156,554,106       81,943,968      62,277,776
  Transfers between funds including
   guaranteed interest account, net ..............     73,773,473       48,184,265       26,325,884      27,630,660
  Transfers for contract benefits and
   terminations ..................................    (10,814,680)      (2,095,193)     (11,126,957)     (2,392,278)
  Contract maintenance charges ...................     (2,467,514)        (162,559)      (1,035,135)       (115,253)
                                                    -------------     ------------    -------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    311,517,107      202,480,619       96,107,760      87,400,905
                                                    -------------     ------------    -------------    ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......        (89,233)          47,403          (64,041)         77,437
                                                    -------------     ------------    -------------    ------------
Increase (Decrease) in Net Assets ................    345,070,497      220,575,026       98,408,725      90,862,049
Net Assets -- Beginning of Period ................    227,358,135        6,783,109       95,960,564       5,098,515
                                                    -------------     ------------    -------------    ------------
Net Assets -- End of Period ......................  $ 572,428,632     $227,358,135    $ 194,369,289    $ 95,960,564
                                                    =============     ============    =============    ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         32,393           83,537           20,699          12,117
 Units Redeemed ..................................         (5,687)         (64,506)         (11,660)         (3,599)
                                                    -------------     ------------    -------------    ------------
 Net Increase (Decrease) .........................         26,706           19,031            9,039           8,518
                                                    =============     ============    =============    ============

                                                   AXA Conservative-Plus Allocation         AXA Moderate Allocation
                                                   --------------------------------- -------------------------------------
                                                         2005             2004              2005               2004
                                                   ---------------- ---------------- ------------------ ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  10,261,464     $  2,993,004     $   33,645,668     $   25,730,778
 Net realized gain (loss) on investments .........      3,074,994          231,127         22,251,020          8,665,208
 Change in unrealized appreciation
  (depreciation) of investments ..................     (4,457,903)       6,357,620         38,109,879         68,638,009
                                                    -------------     ------------     --------------     --------------
 Net increase (decrease) in net assets from
  operations .....................................      8,878,555        9,581,751         94,006,567        103,033,995
                                                    -------------     ------------     --------------     --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    197,994,576      136,560,768      1,035,944,140        791,453,620
  Transfers between funds including
   guaranteed interest account, net ..............     64,814,517       49,616,915        179,148,832        212,303,320
  Transfers for contract benefits and
   terminations ..................................    (17,188,790)      (5,401,742)      (112,078,288)       (49,628,748)
  Contract maintenance charges ...................     (1,899,117)        (203,264)       (15,665,860)        (5,870,217)
                                                    -------------     ------------     --------------     --------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    243,721,186      180,572,677      1,087,348,824        948,257,975
                                                    -------------     ------------     --------------     --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......        (93,467)          52,927             26,524             41,283
                                                    -------------     ------------     --------------     --------------
Increase (Decrease) in Net Assets ................    252,506,274      190,207,355      1,181,381,915      1,051,333,253
Net Assets -- Beginning of Period ................    198,875,704        8,668,349      1,705,244,554        653,911,301
                                                    -------------     ------------     --------------     --------------
Net Assets -- End of Period ......................  $ 451,381,978     $198,875,704     $2,886,626,469     $1,705,244,554
                                                    =============     ============     ==============     ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         31,072           21,234            119,680             89,349
 Units Redeemed ..................................         (8,778)          (3,856)           (25,679)           (13,514)
                                                    -------------     ------------     --------------     --------------
 Net Increase (Decrease) .........................         22,294           17,378             94,001             75,835
                                                    =============     ============     ==============     ==============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-39

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                      AXA Moderate-Plus Allocation     AXA Premier VIP Aggressive Equity
                                                   ----------------------------------- ---------------------------------
                                                          2005              2004             2005             2004
                                                   ------------------ ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   68,906,525    $  11,053,032     $ (1,635,364)    $ (1,541,900)
 Net realized gain (loss) on investments .........        5,542,881          825,014         (886,071)      (2,390,443)
 Change in unrealized appreciation
  (depreciation) of investments ..................       61,664,907       56,938,813        9,882,490       14,973,900
                                                     --------------    -------------     ------------     ------------
 Net increase (decrease) in net assets from
  operations .....................................      136,114,313       68,816,859        7,361,055       11,041,557
                                                     --------------    -------------     ------------     ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    1,376,346,370      658,378,541       12,688,727       16,895,586
  Transfers between funds including
   guaranteed interest account, net ..............      422,308,028      216,717,689       (3,428,726)      (1,239,647)
  Transfers for contract benefits and
   terminations ..................................      (60,173,947)     (13,655,662)      (8,731,003)      (7,597,848)
  Contract maintenance charges ...................      (10,806,386)        (644,576)        (652,762)        (504,848)
                                                     --------------    -------------     ------------     ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    1,727,674,065      860,795,992         (123,764)       7,553,243
                                                     --------------    -------------     ------------     ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......           83,248           36,119           43,561           77,677
                                                     --------------    -------------     ------------     ------------
Increase (Decrease) in Net Assets ................    1,863,705,130      929,648,970        7,280,852       18,672,477
Net Assets -- Beginning of Period ................      955,535,662       25,886,692      120,084,747      101,412,270
                                                     --------------    -------------     ------------     ------------
Net Assets -- End of Period ......................   $2,819,240,792    $ 955,535,662     $127,365,599     $120,084,747
                                                     ==============    =============     ============     ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................          170,804           90,053            1,652            1,914
 Units Redeemed ..................................          (22,298)          (9,719)            (930)            (891)
                                                     --------------    -------------     ------------     ------------
 Net Increase (Decrease) .........................          148,506           80,334              722            1,023
                                                     ==============    =============     ============     ============

                                                       AXA Premier VIP Core Bond       AXA Premier VIP Health Care
                                                   --------------------------------- --------------------------------
                                                         2005             2004             2005             2004
                                                   ---------------- ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  12,778,447    $  10,276,523     $  2,564,236    $  4,273,976
 Net realized gain (loss) on investments .........       (504,254)       4,508,125       12,098,500       9,314,662
 Change in unrealized appreciation
  (depreciation) of investments ..................    (10,201,214)      (1,219,137)      (2,113,272)      3,013,044
                                                    -------------    -------------     ------------    ------------
 Net increase (decrease) in net assets from
  operations .....................................      2,072,979       13,565,511       12,549,464      16,601,682
                                                    -------------    -------------     ------------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     76,464,229      118,496,240       45,695,129      49,302,807
  Transfers between funds including
   guaranteed interest account, net ..............    (14,906,411)      (4,892,940)       2,660,750      23,472,013
  Transfers for contract benefits and
   terminations ..................................    (36,709,260)     (30,256,245)      (9,484,194)     (5,638,793)
  Contract maintenance charges ...................     (4,760,796)      (3,964,770)      (1,661,233)     (1,109,717)
                                                    -------------    -------------     ------------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     20,087,762       79,382,285       37,210,452      66,026,310
                                                    -------------    -------------     ------------    ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         33,463           44,572           31,410          61,654
                                                    -------------    -------------     ------------    ------------
Increase (Decrease) in Net Assets ................     22,194,204       92,992,368       49,791,326      82,689,646
Net Assets -- Beginning of Period ................    609,191,659      516,199,291      196,522,651     113,833,005
                                                    -------------    -------------     ------------    ------------
Net Assets -- End of Period ......................  $ 631,385,863    $ 609,191,659     $246,313,977    $196,522,651
                                                    =============    =============     ============    ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         18,049           25,401            7,939          10,642
 Units Redeemed ..................................        (15,775)         (17,615)          (4,827)         (4,468)
                                                    -------------    -------------     ------------    ------------
 Net Increase (Decrease) .........................          2,274            7,786            3,112           6,174
                                                    =============    =============     ============    ============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-40

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                                                    AXA Premier VIP International
                                                   AXA Premier VIP High Yield                  Equity
                                                --------------------------------- ---------------------------------
                                                      2005             2004             2005             2004
                                                ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................  $  54,135,281    $  40,487,370    $   7,355,722     $  1,744,793
 Net realized gain (loss) on investments ......      1,318,187       (1,768,121)      24,902,878        8,333,522
 Change in unrealized appreciation
  (depreciation) of investments ...............    (41,779,232)   $  15,403,350        6,546,929       19,828,901
                                                 -------------    -------------    -------------     ------------
 Net increase (decrease) in net assets from
  operations ..................................     13,674,236       54,122,599       38,805,529       29,907,216
                                                 -------------    -------------    -------------     ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners .......    116,013,764      172,015,565       59,482,304       70,339,810
  Transfers between funds including
   guaranteed interest account, net ...........    (46,726,687)      14,518,520        1,927,951       31,571,518
  Transfers for contract benefits and
   terminations ...............................    (60,672,317)     (48,837,418)     (11,845,909)      (5,876,789)
  Contract maintenance charges ................     (5,711,889)      (4,342,090)      (2,074,231)      (1,086,297)
                                                 -------------    -------------    -------------     ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................      2,902,871      133,354,577       47,490,115       94,948,242
                                                 -------------    -------------    -------------     ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 ....         37,468           43,506           33,467           50,272
                                                 -------------    -------------    -------------     ------------
Increase (Decrease) in Net Assets .............     16,614,575      187,520,682       86,329,111      124,905,730
Net Assets -- Beginning of Period .............    860,775,135      673,254,453      242,580,713      117,674,983
                                                 -------------    -------------    -------------     ------------
Net Assets -- End of Period ...................  $ 877,389,710    $ 860,775,135    $ 328,909,824     $242,580,713
                                                 =============    =============    =============     ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued .................................         18,150           23,466           14,105           15,379
 Units Redeemed ...............................        (12,208)         (11,122)         (10,599)          (7,012)
                                                 -------------    -------------    -------------     ------------
 Net Increase (Decrease) ......................          5,942           12,344            3,506            8,367
                                                 =============    =============    =============     ============

                                                 AXA Premier VIP Large Cap Core
                                                             Equity               AXA Premier VIP Large Cap Growth
                                                --------------------------------- ---------------------------------
                                                      2005             2004             2005             2004
                                                ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) .................   $   (908,805)    $  1,232,583    $  (4,008,139)    $ (3,340,586)
 Net realized gain (loss) on investments ......      8,517,518        5,994,986       13,100,910        5,507,044
 Change in unrealized appreciation
  (depreciation) of investments ...............        (19,935)       2,665,684        7,837,804       11,109,829
                                                  ------------     ------------    -------------     ------------
 Net increase (decrease) in net assets from
  operations ..................................      7,588,778        9,893,253       16,930,575       13,276,287
                                                  ------------     ------------    -------------     ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners .......     18,473,491       23,311,992       44,030,257       60,720,555
  Transfers between funds including
   guaranteed interest account, net ...........     (1,945,677)       5,667,087      (25,247,096)      14,965,209
  Transfers for contract benefits and
   terminations ...............................     (7,252,991)      (4,581,575)     (13,063,991)      (9,238,200)
  Contract maintenance charges ................     (1,099,265)        (856,159)      (2,157,868)      (1,640,288)
                                                  ------------     ------------    -------------     ------------
 Net increase (decrease) in net assets from
  contractowners transactions .................      8,175,558       23,541,345        3,561,302       64,807,276
                                                  ------------     ------------    -------------     ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 ....         55,407           82,345           43,639           55,663
                                                  ------------     ------------    -------------     ------------
Increase (Decrease) in Net Assets .............     15,819,743       33,516,943       20,535,516       78,139,226
Net Assets -- Beginning of Period .............    135,769,357      102,252,414      275,274,718      197,135,492
                                                  ------------     ------------    -------------     ------------
Net Assets -- End of Period ...................   $151,589,100     $135,769,357    $ 295,810,234     $275,274,718
                                                  ============     ============    =============     ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued .................................          3,403            4,561            8,910           13,069
 Units Redeemed ...............................         (2,755)          (2,038)          (9,047)          (6,525)
                                                  ------------     ------------    -------------     ------------
 Net Increase (Decrease) ......................            648            2,253             (137)           6,544
                                                  ============     ============    =============     ============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-41

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                    AXA Premier VIP Large Cap Value   AXA Premier VIP Mid Cap Growth
                                                   --------------------------------- ---------------------------------
                                                         2005             2004             2005             2004
                                                   ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   6,194,357    $  14,453,501    $     570,797    $     420,844
 Net realized gain (loss) on investments .........     22,998,168        9,160,474       60,870,745        9,801,839
 Change in unrealized appreciation
  (depreciation) of investments ..................     (7,177,612)      12,104,794      (37,444,435)      20,914,849
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     22,014,913       35,718,769       23,997,107       31,137,532
                                                    -------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     78,127,987       73,070,891       47,492,328       74,577,288
  Transfers between funds including
   guaranteed interest account, net ..............     21,156,030       39,223,367      (24,427,342)       7,547,504
  Transfers for contract benefits and
   terminations ..................................    (20,367,781)     (11,056,605)     (16,828,135)     (11,462,810)
  Contract maintenance charges ...................     (2,946,772)      (1,836,940)      (2,760,134)      (2,032,153)
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     75,969,464       99,400,713        3,476,717       68,629,829
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         45,385           55,880           27,149           48,432
                                                    -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................     98,029,762      135,175,362       27,500,973       99,815,793
Net Assets -- Beginning of Period ................    342,252,622      207,077,260      346,611,734      246,795,941
                                                    -------------    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 440,282,384    $ 342,252,622    $ 374,112,707    $ 346,611,734
                                                    =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         14,911           15,309            8,732           15,616
 Units Redeemed ..................................         (8,920)          (6,306)          (9,136)          (8,812)
                                                    -------------    -------------    -------------    -------------
 Net Increase (Decrease) .........................          5,991            9,003             (404)           6,804
                                                    =============    =============    =============    =============

                                                     AXA Premier VIP Mid Cap Value    AXA Premier VIP Technology (a)
                                                   --------------------------------- ---------------------------------
                                                         2005             2004             2005             2004
                                                   ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  20,004,492    $   7,698,635    $  (3,186,172)    $   (806,120)
 Net realized gain (loss) on investments .........     74,955,767       15,646,851        5,421,524        2,886,465
 Change in unrealized appreciation
  (depreciation) of investments ..................    (74,529,545)      16,091,755       18,489,524       13,689,601
                                                    -------------    -------------    -------------     ------------
 Net increase (decrease) in net assets from
  operations .....................................     20,430,714       39,437,241       20,724,876       15,769,946
                                                    -------------    -------------    -------------     ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     51,930,384       79,666,269       31,426,116       35,885,538
  Transfers between funds including
   guaranteed interest account, net ..............    (34,910,692)      29,551,735      (13,437,851)     117,668,968
  Transfers for contract benefits and
   terminations ..................................    (17,121,545)     (12,021,413)     (12,011,210)      (6,905,286)
  Contract maintenance charges ...................     (2,814,469)      (1,953,510)      (1,477,727)        (969,510)
                                                    -------------    -------------    -------------     ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     (2,916,322)      95,243,081        4,499,328      145,679,710
                                                    -------------    -------------    -------------     ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         14,305           36,399           33,535           59,021
                                                    -------------    -------------    -------------     ------------
Increase (Decrease) in Net Assets ................     17,528,697      134,716,721       25,257,739      161,508,677
Net Assets -- Beginning of Period ................    353,192,326      218,475,605      228,760,941       67,252,264
                                                    -------------    -------------    -------------     ------------
Net Assets -- End of Period ......................  $ 370,721,023    $ 353,192,326    $ 254,018,680     $228,760,941
                                                    =============    =============    =============     ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................          8,414           15,835            8,421           26,000
 Units Redeemed ..................................         (8,891)          (7,157)          (8,616)          (9,085)
                                                    -------------    -------------    -------------     ------------
 Net Increase (Decrease) .........................           (477)           8,678             (195)          16,915
                                                    =============    =============    =============     ============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-42

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                         EQ/Alliance Common Stock          EQ/Alliance Growth and Income
                                                   ------------------------------------- ---------------------------------
                                                          2005               2004              2005             2004
                                                   ------------------ ------------------ ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (6,974,629)    $   (3,685,463)   $  (2,444,406)   $   1,243,577
 Net realized gain (loss) on investments .........       (5,767,868)       (19,524,741)      45,324,732        9,370,148
 Change in unrealized appreciation
  (depreciation) of investments ..................       48,413,896        148,727,751      (14,132,714)      48,376,892
                                                     --------------     --------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................       35,671,399        125,517,547       28,747,612       58,990,617
                                                     --------------     --------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      191,221,311        237,901,843      124,781,945      151,355,992
  Transfers between funds including
   guaranteed interest account, net ..............      (54,925,548)        25,868,760       (4,923,235)      40,509,334
  Transfers for contract benefits and
   terminations ..................................      (84,787,214)       (64,874,200)     (35,256,118)     (23,625,716)
  Contract maintenance charges ...................       (7,058,872)        (4,720,010)      (5,293,945)      (3,597,930)
                                                     --------------     --------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................       44,449,677        194,176,393       79,308,647      164,641,680
                                                     --------------     --------------    -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......           41,255             76,120           38,610           49,351
                                                     --------------     --------------    -------------    -------------
Increase (Decrease) in Net Assets ................       80,162,331        319,770,060      108,094,869      223,681,648
Net Assets -- Beginning of Period ................    1,197,879,191        878,109,131      651,517,765      427,836,117
                                                     --------------     --------------    -------------    -------------
Net Assets -- End of Period ......................   $1,278,041,522     $1,197,879,191    $ 759,612,634    $ 651,517,765
                                                     ==============     ==============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................           19,404             21,150           14,973           18,100
 Units Redeemed ..................................           (5,466)            (3,430)          (6,749)          (5,612)
                                                     --------------     --------------    -------------    -------------
 Net Increase (Decrease) .........................           13,938             17,720            8,224           12,488
                                                     ==============     ==============    =============    =============

                                                       EQ/Alliance Intermediate
                                                         Government Securities           EQ/Alliance International
                                                   --------------------------------- ---------------------------------
                                                         2005             2004             2005             2004
                                                   ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   6,610,903    $   5,443,983    $   1,251,361    $   2,055,462
 Net realized gain (loss) on investments .........     (2,313,146)      (1,789,176)      16,950,829        8,692,293
 Change in unrealized appreciation
  (depreciation) of investments ..................     (4,911,759)      (2,195,726)      47,673,227       39,065,655
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................       (614,002)       1,459,081       65,875,417       49,813,410
                                                    -------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     26,437,312       55,889,036      126,871,054       84,893,424
  Transfers between funds including
   guaranteed interest account, net ..............    (18,865,061)     (19,283,175)      47,182,955       18,639,349
  Transfers for contract benefits and
   terminations ..................................    (23,866,305)     (24,038,279)     (22,289,981)     (13,441,034)
  Contract maintenance charges ...................     (2,063,483)      (1,952,085)      (2,927,145)      (1,657,314)
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (18,357,537)      10,615,497      148,836,883       88,434,425
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         35,304           47,559           30,144           51,608
                                                    -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................    (18,936,237)      12,122,137      214,742,444      138,299,443
Net Assets -- Beginning of Period ................    340,358,555      328,236,418      371,494,005      233,194,562
                                                    -------------    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 321,422,318    $ 340,358,555    $ 586,236,449    $ 371,494,005
                                                    =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................          6,128           10,961           23,270           17,212
 Units Redeemed ..................................         (6,258)          (8,648)         (12,200)          (9,590)
                                                    -------------    -------------    -------------    -------------
 Net Increase (Decrease) .........................           (130)           2,313           11,070            7,622
                                                    =============    =============    =============    =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-43

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                     EQ/Alliance Large Cap Growth        EQ/Alliance Quality Bond
                                                   --------------------------------- ---------------------------------
                                                         2005             2004             2005             2004
                                                   ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  (5,073,503)   $  (4,835,377)   $   8,292,017    $   7,474,068
 Net realized gain (loss) on investments .........    (14,432,807)     (23,216,807)          17,226        1,182,354
 Change in unrealized appreciation
  (depreciation) of investments ..................     64,096,603       49,959,591       (6,500,079)      (2,399,961)
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     44,590,293       21,907,407        1,809,164        6,256,461
                                                    -------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     28,034,801       32,658,973       51,371,797       67,007,398
  Transfers between funds including
   guaranteed interest account, net ..............     14,965,706      (12,036,103)       9,488,300       (1,567,202)
  Transfers for contract benefits and
   terminations ..................................    (25,289,298)     (18,798,982)     (20,686,192)     (17,731,063)
  Contract maintenance charges ...................     (1,690,717)      (1,359,958)      (2,479,695)      (1,964,345)
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     16,020,492          463,930       37,694,210       45,744,788
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......        (36,900)          60,658           43,555           60,303
                                                    -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................     60,573,885       22,431,995       39,546,929       52,061,552
Net Assets -- Beginning of Period ................    350,565,529      328,133,534      310,172,572      258,111,020
                                                    -------------    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 411,139,414    $ 350,565,529    $ 349,719,501    $ 310,172,572
                                                    =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         11,412            9,621            9,836           10,638
 Units Redeemed ..................................        (11,873)         (11,311)          (5,660)          (6,005)
                                                    -------------    -------------    -------------    -------------
 Net Increase (Decrease) .........................           (461)          (1,690)           4,176            4,633
                                                    =============    =============    =============    =============

                                                                                           EQ/Ariel
                                                     EQ/Alliance Small Cap Growth     Appreciation II(d)
                                                   --------------------------------- -------------------
                                                         2005             2004               2005
                                                   ---------------- ---------------- -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  (5,710,322)   $  (5,048,783)      $    9,927
 Net realized gain (loss) on investments .........     11,267,745        2,910,528            1,413
 Change in unrealized appreciation
  (depreciation) of investments ..................     33,805,069       45,577,615           44,688
                                                    -------------    -------------       ----------
 Net increase (decrease) in net assets from
  operations .....................................     39,362,492       43,439,360           56,028
                                                    -------------    -------------       ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     47,453,222       60,077,310        3,042,502
  Transfers between funds including
   guaranteed interest account, net ..............    (15,514,390)     (15,426,982)       2,241,358
  Transfers for contract benefits and
   terminations ..................................    (26,168,596)     (19,285,304)          (3,659)
  Contract maintenance charges ...................     (2,445,298)      (1,842,288)            (710)
                                                    -------------    -------------       ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      3,324,938       23,522,736        5,279,490
                                                    -------------    -------------       ----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         46,064           57,326        3,006,291
                                                    -------------    -------------       ----------
Increase (Decrease) in Net Assets ................     42,733,494       67,019,422        8,341,809
Net Assets -- Beginning of Period ................    401,230,277      334,210,855               --
                                                    -------------    -------------       ----------
Net Assets -- End of Period ......................  $ 443,963,771    $ 401,230,277       $8,341,809
                                                    =============    =============       ==========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................          7,337           10,387              525
 Units Redeemed ..................................         (6,403)          (7,811)             (15)
                                                    -------------    -------------       ----------
 Net Increase (Decrease) .........................            935            2,576              510
                                                    =============    =============       ==========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-44

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                   EQ/Bear Stearns Small Company
                                                             Growth (b)              EQ/Bernstein Diversified Value
                                                   ------------------------------ -------------------------------------
                                                         2005           2004             2005               2004
                                                   --------------- -------------- ------------------ ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $    700,461     $   (3,165)    $   (3,392,973)    $      456,032
 Net realized gain (loss) on investments .........       298,191         45,936         60,947,621         19,193,659
 Change in unrealized appreciation
  (depreciation) of investments ..................     1,652,741         61,580         (2,991,585)       108,422,137
                                                    ------------     ----------     --------------     --------------
 Net increase (decrease) in net assets from
  operations .....................................     2,651,393        104,351         54,563,063        128,071,828
                                                    ------------     ----------     --------------     --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    32,371,234      1,046,319        201,158,084        238,618,340
  Transfers between funds including
   guaranteed interest account, net ..............    35,556,920      1,789,945        (10,334,451)        64,694,988
  Transfers for contract benefits and
   terminations ..................................    (1,006,120)          (980)       (75,091,882)       (54,310,692)
  Contract maintenance charges ...................      (133,151)          (799)        (9,164,485)        (6,294,410)
                                                    ------------     ----------     --------------     --------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    66,788,883      2,834,485        106,567,266        242,708,226
                                                    ------------     ----------     --------------     --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......        97,623          3,043             24,656             34,389
                                                    ------------     ----------     --------------     --------------
Increase (Decrease) in Net Assets ................    69,537,899      2,941,879        161,154,985        370,814,443
Net Assets -- Beginning of Period ................     2,941,879             --      1,278,737,438        907,922,995
                                                    ------------     ----------     --------------     --------------
Net Assets -- End of Period ......................  $ 72,479,778     $2,941,879     $1,439,892,423     $1,278,737,438
                                                    ============     ==========     ==============     ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................        11,355            477             26,576             35,171
 Units Redeemed ..................................        (2,733)           (89)           (16,769)           (14,333)
                                                    ------------     ----------     --------------     --------------
 Net Increase (Decrease) .........................         8,622            388              9,807             20,838
                                                    ============     ==========     ==============     ==============


                                                         EQ/Boston Advisors
                                                           Equity Income (b)        EQ/Calvert Socially Responsible
                                                   -------------------------------- -------------------------------
                                                         2005             2004            2005           2004
                                                   ---------------- --------------- --------------- --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $    580,071     $   109,195    $   (541,250)   $  (377,153)
 Net realized gain (loss) on investments .........        752,686           3,136       2,830,547        736,591
 Change in unrealized appreciation
  (depreciation) of investments ..................      3,322,031         175,301         957,226        372,522
                                                     ------------     -----------    ------------    -----------
 Net increase (decrease) in net assets from
  operations .....................................      4,654,788         287,632       3,246,523        731,960
                                                     ------------     -----------    ------------    -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     62,482,650       3,233,630      10,156,259      8,948,670
  Transfers between funds including
   guaranteed interest account, net ..............     55,305,446      13,425,408       4,457,886      1,154,923
  Transfers for contract benefits and
   terminations ..................................     (3,907,232)        (47,012)     (1,810,108)      (878,555)
  Contract maintenance charges ...................       (370,136)         (3,100)       (266,073)      (170,210)
                                                     ------------     -----------    ------------    -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    113,510,728      16,608,927      12,537,964      9,054,828
                                                     ------------     -----------    ------------    -----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         42,040         112,508          83,338         94,425
                                                     ------------     -----------    ------------    -----------
Increase (Decrease) in Net Assets ................    118,207,556      17,009,066      15,867,824      9,881,213
Net Assets -- Beginning of Period ................     17,009,066              --      31,915,621     22,034,408
                                                     ------------     -----------    ------------    -----------
Net Assets -- End of Period ......................   $135,216,622     $17,009,066    $ 47,783,445    $31,915,621
                                                     ============     ===========    ============    ===========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         26,123           3,157           2,272          1,722
 Units Redeemed ..................................         (6,176)           (153)         (1,045)          (822)
                                                     ------------     -----------    ------------    -----------
 Net Increase (Decrease) .........................         19,947           3,004           1,227            900
                                                     ============     ===========    ============    ===========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-45

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                      EQ/Capital Guardian Growth     EQ/Capital Guardian International
                                                   --------------------------------- ---------------------------------
                                                         2005             2004             2005             2004
                                                   ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  (3,018,501)   $  (2,180,260)   $     676,446    $     825,831
 Net realized gain (loss) on investments .........     (6,153,529)      (9,383,756)      17,940,675        2,805,403
 Change in unrealized appreciation
  (depreciation) of investments ..................     19,679,168       20,593,789       76,229,988       51,810,215
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     10,507,138        9,029,773       94,847,109       55,441,449
                                                    -------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     52,920,271       12,980,134      119,900,457      138,317,878
  Transfers between funds including
   guaranteed interest account, net ..............     (1,579,641)     (14,084,594)       1,980,354       46,488,671
  Transfers for contract benefits and
   terminations ..................................    (21,254,496)     (16,817,334)     (28,307,442)     (17,849,918)
  Contract maintenance charges ...................     (1,136,443)      (1,104,693)      (4,045,917)      (2,283,362)
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     28,949,691      (19,026,487)      89,527,452      164,673,269
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......        (81,804)          75,090         (342,221)          55,864
                                                    -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................     39,375,025       (9,921,624)     184,032,340      220,170,582
Net Assets -- Beginning of Period ................    245,121,143      255,042,767      544,384,662      324,214,080
                                                    -------------    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 284,496,168    $ 245,121,143    $ 728,417,002    $ 544,384,662
                                                    =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................          7,983            3,322           21,227           26,042
 Units Redeemed ..................................         (5,043)          (4,956)         (14,592)         (10,702)
                                                    -------------    -------------    -------------    -------------
 Net Increase (Decrease) .........................          2,940           (1,634)           6,635           15,340
                                                    =============    =============    =============    =============

                                                     EQ/Capital Guardian Research     EQ/Capital Guardian U.S. Equity
                                                   --------------------------------- ---------------------------------
                                                         2005             2004             2005             2004
                                                   ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  (6,031,909)   $  (4,697,184)   $  (7,573,455)   $  (6,243,900)
 Net realized gain (loss) on investments .........     24,784,915       10,271,641       66,375,591        9,599,830
 Change in unrealized appreciation
  (depreciation) of investments ..................     11,921,863       52,195,696      (19,921,225)      53,423,505
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     30,674,869       57,770,153       38,880,911       56,779,435
                                                    -------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     66,436,602      104,101,186      114,274,509      183,183,498
  Transfers between funds including
   guaranteed interest account, net ..............    (36,443,236)       8,096,122      (23,661,771)      40,689,780
  Transfers for contract benefits and
   terminations ..................................    (46,406,021)     (35,170,191)     (44,088,451)     (33,757,471)
  Contract maintenance charges ...................     (3,952,448)      (2,955,742)      (5,962,176)      (4,119,222)
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (20,365,103)      74,071,375       40,562,111      185,996,585
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         45,464           58,784           36,912           53,624
                                                    -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................     10,355,230      131,900,312       79,479,934      242,829,644
Net Assets -- Beginning of Period ................    694,789,312      562,889,000      826,203,941      583,374,297
                                                    -------------    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 705,144,542    $ 694,789,312    $ 905,683,875    $ 826,203,941
                                                    =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         10,220           16,908           17,395           29,318
 Units Redeemed ..................................        (12,207)         (10,173)         (14,139)         (12,140)
                                                    -------------    -------------    -------------    -------------
 Net Increase (Decrease) .........................         (1,987)           6,735            3,256           17,178
                                                    =============    =============    =============    =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-46

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                     EQ/Caywood-Scholl
                                                    High Yield Bond (c)           EQ/Equity 500 Index
                                                   --------------------- -------------------------------------
                                                            2005                2005               2004
                                                   --------------------- ------------------ ------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................     $  1,536,428        $   (1,266,777)    $    1,291,994
 Net realized gain (loss) on investments .........           22,687            49,663,059          7,559,886
 Change in unrealized appreciation
  (depreciation) of investments ..................       (1,317,445)           (4,285,559)       104,623,711
                                                       ------------        --------------     --------------
 Net increase (decrease) in net assets from
  operations .....................................          241,670            44,110,723        113,475,591
                                                       ------------        --------------     --------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........       21,031,213           179,951,947        249,642,346
  Transfers between funds including
   guaranteed interest account, net ..............       12,280,683           (56,745,087)        19,315,161
  Transfers for contract benefits and
   terminations ..................................         (350,545)          (92,161,190)       (70,651,199)
  Contract maintenance charges ...................          (23,820)           (9,301,790)        (7,100,588)
                                                       ------------        --------------     --------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................       32,937,531            21,743,880        191,205,720
                                                       ------------        --------------     --------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......           56,650                26,462             35,471
                                                       ------------        --------------     --------------
Increase (Decrease) in Net Assets ................       33,235,851            65,881,065        304,716,782
Net Assets -- Beginning of Period ................               --         1,471,293,770      1,166,576,988
                                                       ------------        --------------     --------------
Net Assets -- End of Period ......................     $ 33,235,851        $1,537,174,835     $1,471,293,770
                                                       ============        ==============     ==============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................            3,719                24,730             31,072
 Units Redeemed ..................................             (526)              (16,507)           (13,748)
                                                       ------------        --------------     --------------
 Net Increase (Decrease) .........................            3,195                 8,223             17,324
                                                       ============        ==============     ==============

                                                         EQ/Evergreen
                                                    International Bond (d)         EQ/Evergreen Omega          EQ/FI Mid Cap
                                                   ------------------------ --------------------------------- ----------------
                                                             2005                 2005             2004             2005
                                                   ------------------------ ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................       $    (7,035)        $  (1,963,658)    $ (1,175,890)   $  49,333,029
 Net realized gain (loss) on investments .........             1,805             9,030,732        3,590,986       78,007,017
 Change in unrealized appreciation
  (depreciation) of investments ..................          (110,331)           (3,453,673)       5,326,163      (85,356,433)
                                                         -----------         -------------     ------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................          (115,561)            3,613,401        7,741,259       41,983,613
                                                         -----------         -------------     ------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........         4,153,462            23,670,333       50,260,568      134,858,947
  Transfers between funds including
   guaranteed interest account, net ..............         2,302,187           (14,468,855)      11,867,844       (7,222,052)
  Transfers for contract benefits and
   terminations ..................................           (33,837)           (6,557,979)      (4,791,530)     (37,406,647)
  Contract maintenance charges ...................              (684)           (1,108,590)        (670,057)      (5,621,680)
                                                         -----------         -------------     ------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................         6,421,128             1,534,909       56,666,825       84,608,568
                                                         -----------         -------------     ------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         5,006,114              (855,864)          41,462          (45,092)
                                                         -----------         -------------     ------------    -------------
Increase (Decrease) in Net Assets ................        11,311,681             4,292,446       64,449,546      126,547,089
Net Assets -- Beginning of Period ................                --           143,614,468       79,164,922      741,336,364
                                                         -----------         -------------     ------------    -------------
Net Assets -- End of Period ......................       $11,311,681         $ 147,906,914     $143,614,468    $ 867,883,453
                                                         ===========         =============     ============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................               780                 3,766            9,740           21,608
 Units Redeemed ..................................              (121)               (4,119)          (3,939)         (15,501)
                                                         -----------         -------------     ------------    -------------
 Net Increase (Decrease) .........................               659                  (353)           5,801            6,106
                                                         ===========         =============     ============    =============

                                                    EQ/FI Mid Cap
                                                   ----------------
                                                         2004
                                                   ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   6,678,034
 Net realized gain (loss) on investments .........     37,281,726
 Change in unrealized appreciation
  (depreciation) of investments ..................     46,346,933
                                                    -------------
 Net increase (decrease) in net assets from
  operations .....................................     90,306,693
                                                    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    161,942,654
  Transfers between funds including
   guaranteed interest account, net ..............     33,945,189
  Transfers for contract benefits and
   terminations ..................................    (24,646,753)
  Contract maintenance charges ...................     (3,658,146)
                                                    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    167,582,944
                                                    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         40,937
                                                    -------------
Increase (Decrease) in Net Assets ................    257,930,574
Net Assets -- Beginning of Period ................    483,405,790
                                                    -------------
Net Assets -- End of Period ......................  $ 741,336,364
                                                    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         27,029
 Units Redeemed ..................................        (11,973)
                                                    -------------
 Net Increase (Decrease) .........................         15,056
                                                    =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-47

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                                                        EQ/GAMCO Mergers
                                                          EQ/FI Mid Cap Value         and Acquisitions (c)
                                                   --------------------------------- ----------------------
                                                         2005             2004                2005
                                                   ---------------- ---------------- ----------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  25,414,621    $   6,530,413        $   339,474
 Net realized gain (loss) on investments .........     70,297,063       41,907,930             85,032
 Change in unrealized appreciation
  (depreciation) of investments ..................    (25,159,259)      37,064,059           (204,505)
                                                    -------------    -------------        -----------
 Net increase (decrease) in net assets from
  operations .....................................     70,552,425       85,502,402            220,001
                                                    -------------    -------------        -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    126,285,709      122,517,718         12,886,403
  Transfers between funds including
   guaranteed interest account, net ..............     29,738,482       27,676,075         11,399,463
  Transfers for contract benefits and
   terminations ..................................    (37,827,726)     (25,152,089)          (251,280)
  Contract maintenance charges ...................     (5,094,975)      (3,249,526)           (30,955)
                                                    -------------    -------------        -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    113,101,490      121,792,178         24,003,631
                                                    -------------    -------------        -----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         33,725           50,159             48,294
                                                    -------------    -------------        -----------
Increase (Decrease) in Net Assets ................    183,687,640      207,344,739         24,271,926
Net Assets -- Beginning of Period ................    649,000,735      441,655,996                 --
                                                    -------------    -------------        -----------
Net Assets -- End of Period ......................  $ 832,688,375    $ 649,000,735        $24,271,926
                                                    =============    =============        ===========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         19,958           19,456              2,575
 Units Redeemed ..................................        (11,240)          (9,069)              (268)
                                                    -------------    -------------        -----------
 Net Increase (Decrease) .........................          8,718           10,387              2,307
                                                    =============    =============        ===========

                                                                                                                   EQ/Janus Large
                                                   EQ/GAMCO Small Company Value (b)  EQ/International Growth (c)     Cap Growth
                                                   -------------------------------- ----------------------------- ----------------
                                                         2005             2004                   2005                   2005
                                                   ---------------- --------------- ----------------------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (373,752)    $    (3,826)           $    47,522           $  (3,039,101)
 Net realized gain (loss) on investments .........      8,592,448         293,855                115,195               2,702,596
 Change in unrealized appreciation
  (depreciation) of investments ..................     (4,895,218)        278,469                809,860              12,878,013
                                                     ------------     -----------            -----------           -------------
 Net increase (decrease) in net assets from
  operations .....................................      3,323,478         568,498                972,577              12,541,508
                                                     ------------     -----------            -----------           -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     67,825,071       4,802,357             10,813,199              29,692,082
  Transfers between funds including
   guaranteed interest account, net ..............     43,986,193      12,553,512              4,307,418               5,413,585
  Transfers for contract benefits and
   terminations ..................................     (3,255,039)        (39,354)               (71,543)            (12,730,324)
  Contract maintenance charges ...................       (346,414)         (3,123)                (4,734)             (1,347,087)
                                                     ------------     -----------            -----------           -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    108,209,811      17,313,392             15,044,340              21,028,256
                                                     ------------     -----------            -----------           -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         56,782          12,971                 36,666                  11,086
                                                     ------------     -----------            -----------           -------------
Increase (Decrease) in Net Assets ................    111,590,071      17,894,861             16,053,583              33,580,850
Net Assets -- Beginning of Period ................     17,894,861              --                     --             194,883,644
                                                     ------------     -----------            -----------           -------------
Net Assets -- End of Period ......................   $129,484,932     $17,894,861            $16,053,583           $ 228,464,494
                                                     ============     ===========            ===========           =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................          6,969             842                  1,944                   7,554
 Units Redeemed ..................................         (2,155)            (45)                  (550)                 (6,428)
                                                     ------------     -----------            -----------           -------------
 Net Increase (Decrease) .........................          4,814             797                  1,394                   1,126
                                                     ============     ===========            ===========           =============

                                                    EQ/Janus Large
                                                      Cap Growth
                                                   ----------------
                                                         2004
                                                   ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  (2,058,980)
 Net realized gain (loss) on investments .........     (2,177,565)
 Change in unrealized appreciation
  (depreciation) of investments ..................     22,307,352
                                                    -------------
 Net increase (decrease) in net assets from
  operations .....................................     18,070,807
                                                    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     30,347,677
  Transfers between funds including
   guaranteed interest account, net ..............        656,687
  Transfers for contract benefits and
   terminations ..................................    (10,026,646)
  Contract maintenance charges ...................       (950,415)
                                                    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     20,027,303
                                                    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         48,834
                                                    -------------
Increase (Decrease) in Net Assets ................     38,146,944
Net Assets -- Beginning of Period ................    156,736,700
                                                    -------------
Net Assets -- End of Period ......................  $ 194,883,644
                                                    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................          7,912
 Units Redeemed ..................................         (6,278)
                                                    -------------
 Net Increase (Decrease) .........................          1,634
                                                    =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-48

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                           EQ/JPMorgan Core Bond          EQ/JPMorgan Value Opportunities
                                                   ------------------------------------- ---------------------------------
                                                          2005               2004              2005             2004
                                                   ------------------ ------------------ ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   24,067,391     $   27,468,022    $     409,324    $    (609,119)
 Net realized gain (loss) on investments .........        2,334,160          6,022,066        6,392,598          846,840
 Change in unrealized appreciation
  (depreciation) of investments ..................      (17,960,654)        (7,850,327)       4,422,921       42,080,496
                                                     --------------     --------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................        8,440,897         25,639,761       11,224,843       42,318,217
                                                     --------------     --------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      171,533,722        171,439,660       20,377,175       27,947,101
  Transfers between funds including
   guaranteed interest account, net ..............       35,271,455        (21,011,758)     (14,340,611)      (3,513,613)
  Transfers for contract benefits and
   terminations ..................................      (82,455,484)       (70,175,152)     (46,035,901)     (37,326,732)
  Contract maintenance charges ...................       (6,554,118)        (5,070,136)      (2,257,434)      (1,991,717)
                                                     --------------     --------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      117,795,575         75,182,614      (42,256,771)     (14,884,961)
                                                     --------------     --------------    -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......           28,602             42,215           41,441           56,866
                                                     --------------     --------------    -------------    -------------
Increase (Decrease) in Net Assets ................      126,265,074        100,864,590      (30,990,487)      27,490,122
Net Assets -- Beginning of Period ................    1,064,504,834        963,640,244      499,641,078      472,150,956
                                                     --------------     --------------    -------------    -------------
Net Assets -- End of Period ......................   $1,190,769,908     $1,064,504,834    $ 468,650,591    $ 499,641,078
                                                     ==============     ==============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................           31,536             30,368            4,461            6,040
 Units Redeemed ..................................          (18,812)           (21,703)          (7,537)          (7,143)
                                                     --------------     --------------    -------------    -------------
 Net Increase (Decrease) .........................           12,724              8,665           (3,076)          (1,103)
                                                     ==============     ==============    =============    =============

                                                                                        EQ/Legg Mason       EQ/Long
                                                       EQ/Lazard Small Cap Value      Value Equity (c)   Term Bond (c)
                                                   --------------------------------- ------------------ --------------
                                                         2005             2004              2005             2005
                                                   ---------------- ---------------- ------------------ --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  25,603,394    $  31,526,551      $   (21,881)     $   566,054
 Net realized gain (loss) on investments .........     70,202,197       50,470,873           24,118          140,283
 Change in unrealized appreciation
  (depreciation) of investments ..................    (68,521,361)      19,683,165          123,666         (801,967)
                                                    -------------    -------------      -----------      -----------
 Net increase (decrease) in net assets from
  operations .....................................     27,284,230      101,680,589          125,903          (95,630)
                                                    -------------    -------------      -----------      -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    128,990,080      161,666,555       13,628,698       23,842,344
  Transfers between funds including
   guaranteed interest account, net ..............    (40,488,215)      33,478,508       12,630,609       19,976,804
  Transfers for contract benefits and
   terminations ..................................    (47,408,480)     (31,083,398)         (19,065)        (726,694)
  Contract maintenance charges ...................     (5,615,858)      (3,697,279)          (6,054)         (41,316)
                                                    -------------    -------------      -----------      -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................     35,477,527      160,364,386       26,234,188       43,051,138
                                                    -------------    -------------      -----------      -----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         36,312           51,197        3,014,410          100,875
                                                    -------------    -------------      -----------      -----------
Increase (Decrease) in Net Assets ................     62,798,069      262,096,172       29,374,501       43,056,383
Net Assets -- Beginning of Period ................    812,281,342      550,185,170               --               --
                                                    -------------    -------------      -----------      -----------
Net Assets -- End of Period ......................  $ 875,079,411    $ 812,281,342      $29,374,501      $43,056,383
                                                    =============    =============      ===========      ===========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         17,613           23,682            2,535            5,247
 Units Redeemed ..................................        (13,280)         (10,177)             (71)            (948)
                                                    -------------    -------------      -----------      -----------
 Net Increase (Decrease) .........................          4,333           13,505            2,464            4,300
                                                    =============    =============      ===========      ===========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-49

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                        EQ/Lord Abbett        EQ/Lord Abbett       EQ/Lord Abbett
                                                    Growth and Income (c)   Large Cap Core (c)   Mid Cap Value (c)
                                                   ----------------------- -------------------- -------------------
                                                             2005                  2005                 2005
                                                   ----------------------- -------------------- -------------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................       $    47,469           $   (17,517)        $    190,909
 Net realized gain (loss) on investments .........            32,954                49,831              157,833
 Change in unrealized appreciation
  (depreciation) of investments ..................           985,547               603,584            2,885,519
                                                         -----------           -----------         ------------
 Net increase (decrease) in net assets from
  operations .....................................         1,065,970               635,898            3,234,261
                                                         -----------           -----------         ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........        21,609,834            13,498,807           53,890,406
  Transfers between funds including
   guaranteed interest account, net ..............        10,402,378             7,764,764           46,438,571
  Transfers for contract benefits and
   terminations ..................................          (305,584)             (329,478)          (1,227,656)
  Contract maintenance charges ...................           (18,169)              (11,095)            (112,826)
                                                         -----------           -----------         ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................        31,688,459            20,922,998           98,988,495
                                                         -----------           -----------         ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         3,045,111             3,052,839            3,057,351
                                                         -----------           -----------         ------------
Increase (Decrease) in Net Assets ................        35,799,540            24,611,735          105,280,107
Net Assets -- Beginning of Period ................                --                    --                   --
                                                         -----------           -----------         ------------
Net Assets -- End of Period ......................       $35,799,540           $24,611,735         $105,280,107
                                                         ===========           ===========         ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................             3,296                 2,304                9,874
 Units Redeemed ..................................              (223)                 (281)                (732)
                                                         -----------           -----------         ------------
 Net Increase (Decrease) .........................             3,072                 2,022                9,142
                                                         ===========           ===========         ============

                                                             EQ/Marsico Focus             EQ/Mercury Basic Value Equity
                                                   ------------------------------------ ---------------------------------
                                                          2005               2004             2005             2004
                                                   ------------------ ----------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (14,954,933)    $ (10,777,877)   $    (317,506)   $   5,527,966
 Net realized gain (loss) on investments .........       52,936,392        10,889,884       48,976,075       27,500,618
 Change in unrealized appreciation
  (depreciation) of investments ..................       66,818,972        77,330,467      (37,549,430)      21,435,828
                                                     --------------     -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................      104,800,431        77,442,474       11,109,139       54,464,412
                                                     --------------     -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      230,954,152       217,917,411       91,849,053      159,516,216
  Transfers between funds including
   guaranteed interest account, net ..............       68,011,811        25,088,217      (38,104,586)      50,618,863
  Transfers for contract benefits and
   terminations ..................................      (45,237,575)      (30,056,608)     (38,364,843)     (26,561,862)
  Contract maintenance charges ...................       (8,048,831)       (5,313,326)      (4,964,864)      (3,406,789)
                                                     --------------     -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      245,679,557       207,635,694       10,414,760      180,166,428
                                                     --------------     -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......           25,479            32,507           28,858           40,764
                                                     --------------     -------------    -------------    -------------
Increase (Decrease) in Net Assets ................      350,505,467       285,110,675       21,552,757      234,671,604
Net Assets -- Beginning of Period ................      931,151,562       646,040,887      701,558,727      466,887,123
                                                     --------------     -------------    -------------    -------------
Net Assets -- End of Period ......................   $1,281,657,029     $ 931,151,562    $ 723,111,484    $ 701,558,727
                                                     ==============     =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................           34,883            32,471           13,183           21,295
 Units Redeemed ..................................          (13,700)          (13,406)          (9,777)          (6,642)
                                                     --------------     -------------    -------------    -------------
 Net Increase (Decrease) .........................           21,184            19,065            3,406           14,653
                                                     ==============     =============    =============    =============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-50

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                    EQ/Mercury International Value   EQ/MFS Emerging Growth Companies
                                                   --------------------------------- ---------------------------------
                                                         2005             2004             2005             2004
                                                   ---------------- ---------------- ---------------- ----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $   2,753,391    $   1,252,660    $  (3,744,013)   $  (3,699,564)
 Net realized gain (loss) on investments .........     14,769,364        1,169,719       (4,789,449)     (11,266,283)
 Change in unrealized appreciation
  (depreciation) of investments ..................     44,908,546       85,644,793       27,036,649       41,670,003
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  operations .....................................     62,431,301       88,067,172       18,503,187       26,704,156
                                                    -------------    -------------    -------------    -------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    135,739,380       66,967,243       19,559,264       22,699,771
  Transfers between funds including
   guaranteed interest account, net ..............     44,408,567       21,112,702      (14,298,930)     (11,788,505)
  Transfers for contract benefits and
   terminations ..................................    (41,226,493)     (32,650,729)     (21,983,788)     (16,238,505)
  Contract maintenance charges ...................     (3,546,807)      (2,218,766)      (1,170,328)        (974,756)
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    135,374,647       53,210,450      (17,893,782)      (6,301,995)
                                                    -------------    -------------    -------------    -------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......       (233,617)          71,657           42,092           60,283
                                                    -------------    -------------    -------------    -------------
Increase (Decrease) in Net Assets ................    197,572,331      141,349,279          651,497       20,462,444
Net Assets -- Beginning of Period ................    557,588,437      416,239,158      272,793,975      252,331,531
                                                    -------------    -------------    -------------    -------------
Net Assets -- End of Period ......................  $ 755,160,768    $ 557,588,437    $ 273,445,472    $ 272,793,975
                                                    =============    =============    =============    =============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         22,405           12,913            3,324            4,504
 Units Redeemed ..................................        (12,127)          (8,408)          (4,513)          (4,858)
                                                    -------------    -------------    -------------    -------------
 Net Increase (Decrease) .........................         10,278            4,505           (1,189)            (354)
                                                    =============    =============    =============    =============

                                                        EQ/MFS Investors Trust                 EQ/Money Market
                                                   --------------------------------- -----------------------------------
                                                         2005             2004              2005              2004
                                                   ---------------- ---------------- ----------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  (2,821,288)   $  (2,441,989)   $     5,491,979   $    (4,104,232)
 Net realized gain (loss) on investments .........        888,350       (3,548,954)          (973,816)       (1,016,291)
 Change in unrealized appreciation
  (depreciation) of investments ..................     17,942,254       32,243,648          1,166,842         1,176,803
                                                    -------------    -------------    ---------------   ---------------
 Net increase (decrease) in net assets from
  operations .....................................     16,009,316       26,252,705          5,685,005        (3,943,720)
                                                    -------------    -------------    ---------------   ---------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........     16,442,591       28,305,231        244,501,743       326,363,306
  Transfers between funds including
   guaranteed interest account, net ..............    (10,063,956)      (7,241,165)       (69,984,911)     (303,851,718)
  Transfers for contract benefits and
   terminations ..................................    (22,246,902)     (17,571,504)      (168,885,055)     (130,065,474)
  Contract maintenance charges ...................     (1,473,168)      (1,208,799)        (2,290,735)       (1,959,180)
                                                    -------------    -------------    ---------------   ---------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    (17,341,435)       2,283,763          3,341,042      (109,513,066)
                                                    -------------    -------------    ---------------   ---------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......       (124,599)          37,052             54,365            45,033
                                                    -------------    -------------    ---------------   ---------------
Increase (Decrease) in Net Assets ................     (1,456,718)      28,573,520          9,080,412      (113,411,753)
Net Assets -- Beginning of Period ................    295,653,343      267,079,823        474,528,092       587,939,845
                                                    -------------    -------------    ---------------   ---------------
Net Assets -- End of Period ......................  $ 294,196,625    $ 295,653,343    $   483,608,504   $   474,528,092
                                                    =============    =============    ===============   ===============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................          3,591            6,276             65,735            64,429
 Units Redeemed ..................................         (5,935)          (6,580)           (63,774)          (64,225)
                                                    -------------    -------------    ---------------   ---------------
 Net Increase (Decrease) .........................         (2,344)            (304)             1,961               204
                                                    =============    =============    ===============   ===============

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-51

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                    EQ/Montag & Caldwell Growth        EQ/PIMCO
                                                                (b)                Real Return (c)
                                                   ------------------------------ -----------------
                                                         2005           2004             2005
                                                   --------------- -------------- -----------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $  (105,778)    $     (705)    $  2,319,613
 Net realized gain (loss) on investments .........       110,268          2,240           75,181
 Change in unrealized appreciation
  (depreciation) of investments ..................       522,308         43,847       (3,155,014)
                                                     -----------     ----------     ------------
 Net increase (decrease) in net assets from
  operations .....................................       526,798         45,382         (760,220)
                                                     -----------     ----------     ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    13,082,314      1,057,585       83,463,710
  Transfers between funds including
   guaranteed interest account, net ..............     6,367,405        893,794       70,716,674
  Transfers for contract benefits and
   terminations ..................................      (458,668)          (220)      (1,552,939)
  Contract maintenance charges ...................       (36,919)        (1,160)        (150,100)
                                                     -----------     ----------     ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    18,954,132      1,949,999      152,477,345
                                                     -----------     ----------     ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......        72,217        102,702           42,492
                                                     -----------     ----------     ------------
Increase (Decrease) in Net Assets ................    19,553,147      2,098,084      151,759,617
Net Assets -- Beginning of Period ................     2,098,084             --               --
                                                     -----------     ----------     ------------
Net Assets -- End of Period ......................   $21,651,231     $2,098,084     $151,759,617
                                                     ===========     ==========     ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         5,404            470           17,115
 Units Redeemed ..................................        (1,162)           (19)          (1,831)
                                                     -----------     ----------     ------------
 Net Increase (Decrease) .........................         4,242            451           15,284
                                                     ===========     ==========     ============

                                                         EQ/Short                                         EQ/TCW Equity
                                                    Duration Bond (c)       EQ/Small Company Index             (b)
                                                   ------------------- --------------------------------- ---------------
                                                           2005              2005             2004             2005
                                                   ------------------- ---------------- ---------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................     $    96,553      $    (923,245)   $   3,075,874     $  (357,236)
 Net realized gain (loss) on investments .........          (9,795)        33,941,282       22,777,857         237,055
 Change in unrealized appreciation
  (depreciation) of investments ..................        (107,926)       (22,917,641)      18,752,177       2,723,776
                                                       -----------      -------------    -------------     -----------
 Net increase (decrease) in net assets from
  operations .....................................         (21,168)        10,100,396       44,605,908       2,603,595
                                                       -----------      -------------    -------------     -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........       8,290,639         52,972,655       73,075,568      27,616,919
  Transfers between funds including
   guaranteed interest account, net ..............      10,613,166        (21,776,339)       1,686,586      13,140,519
  Transfers for contract benefits and
   terminations ..................................        (401,133)       (18,523,939)     (13,499,828)       (708,969)
  Contract maintenance charges ...................         (16,868)        (2,361,215)      (1,726,493)        (79,254)
                                                       -----------      -------------    -------------     -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      18,485,804         10,311,162       59,535,833      39,969,215
                                                       -----------      -------------    -------------     -----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         106,801           (428,292)          54,780          94,294
                                                       -----------      -------------    -------------     -----------
Increase (Decrease) in Net Assets ................      18,571,437         19,983,266      104,196,521      42,667,104
Net Assets -- Beginning of Period ................              --        344,451,423      240,254,902       4,452,726
                                                       -----------      -------------    -------------     -----------
Net Assets -- End of Period ......................     $18,571,437      $ 364,434,689    $ 344,451,423     $47,119,830
                                                       ===========      =============    =============     ===========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................           2,571              8,836           14,932           3,195
 Units Redeemed ..................................            (719)            (7,623)          (9,659)           (718)
                                                       -----------      -------------    -------------     -----------
 Net Increase (Decrease) .........................           1,852              1,213            5,273           2,477
                                                       ===========      =============    =============     ===========

                                                   EQ/TCW Equity
                                                         (b)
                                                   --------------
                                                        2004
                                                   --------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (4,456)
 Net realized gain (loss) on investments .........        8,343
 Change in unrealized appreciation
  (depreciation) of investments ..................       74,904
                                                     ----------
 Net increase (decrease) in net assets from
  operations .....................................       78,791
                                                     ----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    2,146,039
  Transfers between funds including
   guaranteed interest account, net ..............    2,234,849
  Transfers for contract benefits and
   terminations ..................................       (8,772)
  Contract maintenance charges ...................       (2,493)
                                                     ----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    4,369,623
                                                     ----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......        4,312
                                                     ----------
Increase (Decrease) in Net Assets ................    4,452,726
Net Assets -- Beginning of Period ................           --
                                                     ----------
Net Assets -- End of Period ......................   $4,452,726
                                                     ==========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................          302
 Units Redeemed ..................................          (37)
                                                     ----------
 Net Increase (Decrease) .........................          265
                                                     ==========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-52

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

FOR THE YEARS ENDED DECEMBER 31,

                                                                                   EQ/Van Kampen
                                                    EQ/UBS Growth and Income (b)    Comstock (c)
                                                   ------------------------------ ---------------
                                                         2005           2004            2005
                                                   --------------- -------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................   $   (34,944)    $   13,322    $    307,757
 Net realized gain (loss) on investments .........       341,428          1,907          60,165
 Change in unrealized appreciation
  (depreciation) of investments ..................     1,666,855         49,197       2,466,481
                                                     -----------     ----------    ------------
 Net increase (decrease) in net assets from
  operations .....................................     1,973,339         64,426       2,834,403
                                                     -----------     ----------    ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    21,945,597      1,015,141      58,774,226
  Transfers between funds including
   guaranteed interest account, net ..............     9,945,523      1,227,736      36,377,047
  Transfers for contract benefits and
   terminations ..................................      (474,349)        (1,581)     (1,583,847)
  Contract maintenance charges ...................       (52,302)          (216)        (73,129)
                                                     -----------     ----------    ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    31,364,469      2,241,080      93,494,297
                                                     -----------     ----------    ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......        82,372          2,879       3,050,037
                                                     -----------     ----------    ------------
Increase (Decrease) in Net Assets ................    33,420,180      2,308,385      99,378,737
Net Assets -- Beginning of Period ................     2,308,385             --              --
                                                     -----------     ----------    ------------
Net Assets -- End of Period ......................   $35,728,565     $2,308,385    $ 99,378,737
                                                     ===========     ==========    ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         7,828            489          10,172
 Units Redeemed ..................................        (1,809)           (40)           (941)
                                                     -----------     ----------    ------------
 Net Increase (Decrease) .........................         6,019            449           9,231
                                                     ===========     ==========    ============

                                                                                                          EQ/Wells Fargo
                                                    EQ/Van Kampen Emerging Markets       EQ/Van Kampen    Montgomery Small
                                                                Equity                Mid Cap Growth (c)      Cap (b)
                                                   --------------------------------- -------------------- ---------------
                                                         2005             2004               2005               2005
                                                   ---------------- ---------------- -------------------- ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $  (3,203,101)    $ (1,446,158)      $  (131,680)       $   613,828
 Net realized gain (loss) on investments .........     49,997,347       16,356,042           176,749             96,369
 Change in unrealized appreciation
  (depreciation) of investments ..................     74,025,267       31,991,412         2,533,305            (71,053)
                                                    -------------     ------------       -----------        -----------
 Net increase (decrease) in net assets from
  operations .....................................    120,819,513       46,901,296         2,578,374            639,144
                                                    -------------     ------------       -----------        -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........    128,159,383       69,533,375        19,337,327          5,028,174
  Transfers between funds including
   guaranteed interest account, net ..............     86,508,372       26,633,625        18,386,725          3,674,540
  Transfers for contract benefits and
   terminations ..................................    (23,045,477)      (9,754,773)         (394,097)          (160,077)
  Contract maintenance charges ...................     (2,567,744)      (1,063,322)          (36,114)            (9,829)
                                                    -------------     ------------       -----------        -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................    189,054,534       85,348,905        37,293,841          8,532,808
                                                    -------------     ------------       -----------        -----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......         35,972           39,848         3,052,788             39,129
                                                    -------------     ------------       -----------        -----------
Increase (Decrease) in Net Assets ................    309,910,019      132,290,049        42,925,003          9,211,081
Net Assets -- Beginning of Period ................    296,490,955      164,200,906                --          3,712,344
                                                    -------------     ------------       -----------        -----------
Net Assets -- End of Period ......................  $ 606,400,974     $296,490,955       $42,925,003        $12,923,425
                                                    =============     ============       ===========        ===========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................         29,968           24,627             3,588              1,069
 Units Redeemed ..................................        (17,357)         (17,093)             (423)              (311)
                                                    -------------     ------------       -----------        -----------
 Net Increase (Decrease) .........................         12,611            7,534             3,164                758
                                                    =============     ============       ===========        ===========


                                                   EQ/Wells Fargo
                                                   Montgomery Small
                                                       Cap (b)
                                                        2004
                                                   -------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................  $      (253)
 Net realized gain (loss) on investments .........           --
 Change in unrealized appreciation
  (depreciation) of investments ..................      440,822
                                                    -----------
 Net increase (decrease) in net assets from
  operations .....................................      440,569
                                                    -----------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........      228,280
  Transfers between funds including
   guaranteed interest account, net ..............       43,871
  Transfers for contract benefits and
   terminations ..................................         (629)
  Contract maintenance charges ...................           --
                                                    -----------
 Net increase (decrease) in net assets from
  contractowners transactions ....................      271,522
                                                    -----------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......    3,000,253
                                                    -----------
Increase (Decrease) in Net Assets ................    3,712,344
Net Assets -- Beginning of Period ................           --
                                                    -----------
Net Assets -- End of Period ......................    3,712,344
                                                    ===========
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................           24
 Units Redeemed ..................................           --
                                                    -----------
 Net Increase (Decrease) .........................           24
                                                    ===========

-------
The accompanying notes are an integral part of these financial statements.

                                     FSA-53

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

STATEMENTS OF CHANGES IN NET ASSETS (Concluded)

FOR THE YEARS ENDED DECEMBER 31,

                                                         Laudus Rosenberg VIT Value
                                                             Long/Short Equity               U.S. Real Estate -- Class II
                                                     ----------------------------------   ----------------------------------
                                                           2005               2004              2005               2004
                                                     ----------------   ---------------   ----------------   ---------------
Increase (Decrease) in Net Assets
From Operations:
 Net investment income (loss) ....................     $ (1,252,806)      $  (265,783)      $  4,480,194      $     58,829
 Net realized gain (loss) on investments .........        1,673,750            41,986         10,109,825           828,025
 Change in unrealized appreciation
  (depreciation) of investments ..................        2,486,860           473,309         15,478,770        17,793,045
                                                       ------------       -----------       ------------      ------------
 Net increase (decrease) in net assets from
  operations .....................................        2,907,804           249,512         30,068,789        18,679,899
                                                       ------------       -----------       ------------      ------------
Contractowners Transactions:
 Contributions and Transfers:
  Payments received from contractowners ..........       34,363,843        22,179,837        100,186,178        60,356,043
  Transfers between funds including
   guaranteed interest account, net ..............       50,605,016        16,991,875         16,494,066        52,637,007
  Transfers for contract benefits and
   terminations ..................................       (3,589,310)         (533,757)        (7,450,900)       (1,609,240)
  Contract maintenance charges ...................         (677,694)          (74,438)        (1,354,803)         (149,898)
                                                       ------------       -----------       ------------      ------------
 Net increase (decrease) in net assets from
  contractowners transactions ....................       80,701,855        38,563,517        107,874,541       111,233,912
                                                       ------------       -----------       ------------      ------------
 Net increase (decrease) in amount retained by
  AXA Equitable in Separate Account No. 49 .......           37,469            63,954             25,706            58,578
                                                       ------------       -----------       ------------      ------------
Increase (Decrease) in Net Assets ................       83,647,128        38,876,983        137,969,036       129,972,389
Net Assets -- Beginning of Period ................       39,844,509           967,526        132,033,274         2,060,885
                                                       ------------       -----------       ------------      ------------
Net Assets -- End of Period ......................     $123,491,637       $39,844,509       $270,002,310      $132,033,274
                                                       ============       ===========       ============      ============
Changes in Units (000's):
Unit Activity 0.00% to 1.90% Class B
 Units Issued ....................................           11,893             4,923             13,674            11,275
 Units Redeemed ..................................           (4,444)           (1,150)            (6,669)           (2,041)
                                                       ------------       -----------       ------------      ------------
 Net Increase (Decrease) .........................            7,449             3,773              7,005             9,234
                                                       ============       ===========       ============      ============

-------

(a) A substitution of EQ/Technology Portfolio for AXA Premier VIP Technology occurred on May 14, 2004 (see Note 5).

(b)   Commenced operations on October 25, 2004.

(c)   Commenced operations on May 9, 2005.

(d)   Commenced operations on October 17, 2005.

The accompanying notes are an integral part of these financial statements.

                                     FSA-54

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements

December 31, 2005

1. Organization

AXA Equitable Life Insurance Company (formerly The Equitable Life Assurance Society of the United States) ("AXA Equitable") Separate Account No. 49 ("the Account") is organized as a unit investment trust, a type of investment company, and is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 (the "1940 Act"). The Account invests in shares of mutual funds of various investment trusts of EQ Advisors Trust ("EQAT"), AXA Premier VIP Trust ("VIP"), Laudus Rosenberg Variable Insurance Trust, and The Universal Institutional Funds, Inc. ("The Trusts"). The Trusts are open-ended diversified management investment companies that sell shares of a portfolio ("Portfolio") of a mutual fund to separate accounts of insurance companies. Each Portfolio of The Trusts have separate investment objectives. These financial statements and notes are those of the Account.

The Account consists of 68 variable investment options: o AXA Aggressive Allocation
o AXA Conservative Allocation
o AXA Conservative-Plus Allocation
o AXA Moderate Allocation
o AXA Moderate-Plus Allocation
o AXA Premier VIP Aggressive Equity
o AXA Premier VIP Core Bond
o AXA Premier VIP Health Care
o AXA Premier VIP High Yield
o AXA Premier VIP International Equity
o AXA Premier VIP Large Cap Core Equity
o AXA Premier VIP Large Cap Growth
o AXA Premier VIP Large Cap Value
o AXA Premier VIP Mid Cap Growth(1)
o AXA Premier VIP Mid Cap Value(2)
o AXA Premier VIP Technology
o EQ/Alliance Common Stock
o EQ/Alliance Growth and Income
o EQ/Alliance Intermediate Government Securities
o EQ/Alliance International
o EQ/Alliance Large Cap Growth(3)
o EQ/Alliance Quality Bond
o EQ/Alliance Small Cap Growth
o EQ/Ariel Appreciation II
o EQ/Bear Stearns Small Company Growth(4)
o EQ/Bernstein Diversified Value
o EQ/Boston Advisors Equity Income(5)
o EQ/Calvert Socially Responsible
o EQ/Capital Guardian Growth
o EQ/Capital Guardian International
o EQ/Capital Guardian Research
o EQ/Capital Guardian U.S. Equity
o EQ/Caywood-Scholl High Yield Bond
o EQ/Equity 500 Index o EQ/Evergreen International Bond
o EQ/Evergreen Omega
o EQ/FI Mid Cap
o EQ/FI Mid Cap Value(6)
o EQ/GAMCO Mergers and Acquisitions
o EQ/GAMCO Small Company Value(7)
o EQ/International Growth
o EQ/Janus Large Cap Growth
o EQ/JPMorgan Core Bond(8)
o EQ/JPMorgan Value Opportunities(9)
o EQ/Lazard Small Cap Value
o EQ/Legg Mason Value Equity
o EQ/Long Term Bond
o EQ/Lord Abbett Growth and Income
o EQ/Lord Abbett Large Cap Core
o EQ/Lord Abbett Mid Cap Value
o EQ/Marsico Focus
o EQ/Mercury Basic Value Equity
o EQ/Mercury International Value
o EQ/MFS Emerging Growth Companies
o EQ/MFS Investors Trust
o EQ/Money Market
o EQ/Montag & Caldwell Growth(10)
o EQ/PIMCO Real Return
o EQ/Short Duration Bond
o EQ/Small Company Index
o EQ/TCW Equity(11)
o EQ/UBS Growth and Income(12)
o EQ/Van Kampen Comstock
o EQ/Van Kampen Emerging Markets Equity(13)
o EQ/Van Kampen Mid Cap Growth
o EQ/Wells Fargo Montgomery Small Cap
o Laudus Rosenberg VIT Value Long/Short Equity
o U.S. Real Estate -- Class II

----------------------

(1)   Formerly known as AXA Premier VIP Small/Mid Cap Growth.

(2)   Formerly known as AXA Premier VIP Small/Mid Cap Value.

(3)   Formerly known as EQ/Alliance Premier Growth.

(4)   Formerly known as EQ/Enterprise Small Company Growth.

(5)   Formerly known as EQ/Enterprise Equity Income.

(6)   Formerly known as EQ/FI Small/Mid Cap Value.

(7)   Formerly known as EQ/Enterprise Small Company Value.

(8)   Formerly known as J.P. Morgan Core Bond.

(9)   Formerly known as JP Morgan Value Opportunities.

(10)  Formerly known as EQ/Enterprise Growth.

(11)  Formerly known as EQ/Enterprise Equity.

(12)  Formerly known as EQ/Enterprise Growth and Income.

(13)  Formerly known as EQ/Emerging Markets Equity.


                                     FSA-55

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

1. Organization (Concluded)

Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from AXA Equitable's other assets and liabilities. All Contracts are issued by AXA Equitable. The assets of the Account are the property of AXA Equitable. However, the portion of the Account's assets attributable to the Contracts will not be chargeable with liabilities arising out of any other business AXA Equitable may conduct.

The Account is used to fund benefits for variable annuities issued by AXA Equitable including the Accumulator, Accumulator Plus, Accumulator Elite, Accumulator Select, Accumulator Advisor, Accumulator Express and Retirement Income for Life, including all contracts issued currently. These annuities in the Accumulator series are offered with the same variable investment options for use as a nonqualified annuity (NQ) for after-tax contributions only, or when used as an investment vehicle for certain qualified plans (QP), an individual retirement annuity (IRA) or a tax-shelter annuity (TSA). The Accumulator series of annuities are offered under group and individual variable annuity forms.

The Account supports the operations of various AXA Equitable variable annuity products. These products are sold through both AXA Equitable's Agent Distribution channel and AXA Equitable's Independent Broker Dealer Distribution channel. These financial statement footnotes discuss the products, charges and investment returns applicable to those variable annuity products which are sold through both AXA Equitable's Agent Distribution channel and AXA Equitable's Independent Broker Dealer Distribution channel.

The amount retained by AXA Equitable in the Account arises principally from (1) contributions from AXA Equitable, (2) mortality and expense charges and asset-based administration charges and distribution charges accumulated in the Account, and (3) that portion, determined ratably, of the Account's investment results applicable to those assets in the Account in excess of the net assets for the Contracts. Amounts retained by AXA Equitable are not subject to charges for mortality and expense risks, asset-based administration charges and distribution charges. Amounts retained by AXA Equitable in the Account may be transferred at any time by AXA Equitable to its General Account.

2. Significant Accounting Policies

The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America
(GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments are made in shares of The Trusts and are valued at the net asset values per share of the respective Portfolios. The net asset value is determined by The Trusts using the market or fair value of the underlying assets of the Portfolio less liabilities.

Investment transactions are recorded by the Account on the trade date. Dividends and distributions of capital gains from The Trusts are automatically reinvested on the ex-dividend date. Realized gains and losses include (1) gains and losses on redemptions of The Trusts' shares (determined on the identified cost basis) and (2) The Trusts' distributions representing the net realized gains on The Trusts' investment transactions.

Receivable/payable for policy-related transactions represent amounts due to/from AXA Equitable's General Account predominately related to premiums, surrenders and death benefits.

Payments received from contractowners represent participant contributions under the Contracts (but exclude amounts allocated to the guaranteed interest account, reflected in the General Account) reduced by applicable deductions, charges and state premium taxes. Contractowners may allocate amounts in their individual accounts to variable investment options, and/or to the guaranteed interest account of AXA Equitable's General Account, and fixed maturity options of Separate Account No. 46. Transfers between funds including guaranteed interest account, net, are amounts that participants have directed to be moved among funds, including permitted transfers to and from the guaranteed interest account and fixed maturity option of Separate Account No. 46. The net assets of any variable investment option may not be less than the aggregate of the Contractowner accounts allocated to that variable investment option. Additional assets are set aside in AXA Equitable's General Account to provide for other policy benefits, as required by state insurance law. AXA Equitable's General Account is subject to creditor rights.

Transfers for contract benefits and terminations are payments to participants and beneficiaries made under the terms of the Contracts and amounts that participants have requested to be withdrawn and paid to them. Withdrawal charges (which represent deferred contingent withdrawal charges) are included in transfers, benefits and terminations to the extent that such charges apply to the contracts.

                                     FSA-56

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

2. Significant Accounting Policies (Concluded)

Administrative charges are included in Contract maintenance charges to the extent that such charges apply to the Contracts.

The operations of the Account are included in the federal income tax return of AXA Equitable which is taxed as a life insurance company under the provisions of the Internal Revenue Code. No federal income tax based on net income or realized and unrealized capital gains is currently applicable to Contracts participating in the Account by reason of applicable provisions of the Internal Revenue Code and no federal income tax payable by AXA Equitable is expected to affect the unit value of Contracts participating in the Account. Accordingly, no provision for income taxes is required. However, AXA Equitable retains the right to charge for any federal income tax which is attributable to the Account if the law is changed.

3. Purchases and Sales of Investments

The cost of purchases and proceeds from sales of investments for the year ended December 31, 2005 were as follows:

                                                     Purchases        Sales
                                                 ---------------- -------------
AXA Aggressive Allocation ....................      354,582,413     29,429,791
AXA Conservative Allocation ..................      197,575,917     97,339,434
AXA Conservative Plus Allocation .............      307,798,509     52,836,206
AXA Moderate Allocation ......................    1,274,339,704    153,318,689
AXA Moderate Plus Allocation .................    1,861,284,384     64,809,186
AXA Premier VIP Aggressive Equity ............       24,876,799     26,592,366
AXA Premier VIP Core Bond ....................      146,977,605    114,077,933
AXA Premier VIP Health Care ..................       80,984,997     35,094,400
AXA Premier VIP High Yield ...................      235,795,581    178,719,961
AXA Premier VIP International Equity .........      161,672,476     96,186,008
AXA Premier VIP Large Cap Core Equity ........       34,943,095     24,861,512
AXA Premier VIP Large Cap Growth .............       64,790,150     65,193,347
AXA Premier VIP Large Cap Value ..............      158,920,746     67,177,038
AXA Premier VIP Small/Mid Cap Growth .........      112,331,815     65,597,891
AXA Premier VIP Small/Mid Cap Value ..........      147,622,932     75,739,683
AXA Premier VIP Technology ...................       63,372,425     62,025,733
EQ/Alliance Common Stock .....................      217,349,632    179,818,540
EQ/Alliance Growth & Income ..................      183,795,380     84,186,038
EQ/Alliance Intermediate Government Sec. .....       65,547,801     77,259,133
EQ/Alliance International ....................      249,456,053     99,337,666
EQ/Alliance Large Cap Growth .................       71,676,926     60,766,836
EQ/Alliance Quality Bond .....................       98,113,209     52,083,427
EQ/Alliance Small Cap Growth .................       67,553,657     69,892,967
EQ/Ariel Appreciation II .....................        8,331,876         36,169
EQ/Bear Stearns Small Company Growth .........       82,649,489     15,062,522
EQ/Bernstein Diversified Value ...............      275,735,738    143,634,356
EQ/Boston Advisors Equity Income .............      134,559,331     20,426,492
EQ/Calvert Socially Responsible ..............       21,584,878      7,935,832
EQ/Capital Guardian Growth ...................       68,374,278     42,524,893
EQ/Capital Guardian International ............      197,496,229    106,822,772
EQ/Capital Guardian Research .................       84,712,759    111,064,307
EQ/Capital Guardian U.S. Equity ..............      185,708,404    108,514,083
EQ/Caywood-Scholl High Yield Bond ............       37,397,308      2,866,699
EQ/Equity 500 Index ..........................      289,125,837    240,960,215
EQ/Evergreen International Bond ..............       12,431,646      1,022,058
EQ/Evergreen Omega ...........................       31,535,299     28,488,695
EQ/FI Mid Cap ................................      289,545,362    104,979,866
EQ/FI Small/Mid Cap Value ....................      276,245,485     87,866,431
EQ/GAMCO Mergers and Acquisitions ............       25,993,899      1,548,199
EQ/GAMCO Small Company Value .................      146,168,046     30,394,236
EQ/International Growth ......................       20,269,620      5,141,092
EQ/Janus Large Cap Growth ....................       50,176,510     32,176,267
EQ/JPMorgan Core Bond ........................      287,298,262    145,406,693
EQ/JPMorgan Value Opportunities ..............       42,872,909     84,678,915
EQ/Lazard Small Cap Value ....................      237,385,348    136,108,760

                                     FSA-57

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

3. Purchases and Sales of Investments (Concluded)

                                                       Purchases        Sales
                                                     ------------- --------------
EQ/Legg Mason Value Equity .......................     29,507,014       326,564
EQ/Long Term Bond ................................     50,439,422     6,445,963
EQ/Lord Abbett Growth and Income .................     35,632,728       851,690
EQ/Lord Abbett Large Cap Core ....................     26,162,804     2,204,484
EQ/Lord Abbett Mid Cap Value .....................    104,948,947     2,712,192
EQ/Marsico Focus .................................    348,497,781    88,605,537
EQ/Mercury Basic Value Equity ....................    152,620,042   112,447,184
EQ/Mercury International Value ...................    266,189,167   128,294,746
EQ/MFS Emerging Growth Companies .................     28,948,186    50,543,888
EQ/MFS Investors Trust ...........................     28,483,431    48,770,753
EQ/Money Market ..................................    659,990,871   651,104,075
EQ/Montag & Caldwell Growth ......................     23,022,603     4,102,032
EQ/PIMCO Real Return .............................    162,042,438     7,110,395
EQ/Short Duration Bond ...........................     24,918,637     6,280,068
EQ/Small Company Index ...........................     99,789,065    74,558,445
EQ/TCW Equity ....................................     47,659,199     7,952,926
EQ/UBS Growth and Income .........................     38,440,495     7,028,596
EQ/Van Kampen Comstock ...........................    100,238,539     3,386,448
EQ/Van Kampen emerging Markets Equity ............    332,461,252   127,750,256
EQ/Van Kampen Mid Cap Growth .....................     43,325,888     3,110,941
EQ/Wells Fargo Montgomery Small Cap ..............     11,963,543     2,776,453
Laudus Rosenberg VIT Value Long/Short Equity .....    112,152,184    32,665,667
U.S. Real Estate .................................    162,376,476    49,996,035

4. Expenses and Related Party Transactions

The assets in each variable investment option are invested in shares of a corresponding mutual fund portfolio of The Trusts. Shares are offered by The Trusts at net asset value and are subject to fees for investment management and advisory services and other Trust expenses. The class of shares offered by the Account ("Class B shares") is subject to distribution fees imposed under a distribution plan (herein, the "Rule 12b-1 Plans") adopted by the applicable Trust. The Rule 12b-1 Plans provide that The Trusts, on behalf of each Portfolio, may charge annually either 0.25% or 0.35% of the average daily net assets of a Portfolio attributable to its Class B shares in respect of activities primarily intended to result in the sale of Class B shares. These fees are reflected in the net asset value of the shares.

AXA Equitable serves as investment manager of EQAT and VIP. Charles Schwab Investment Management, Inc. serves as investment manager for the Laudus Rosenberg Variable Insurance Trust -- Laudus Rosenberg VIT Value Long/Short Equity Portfolio. Van Kampen (name under which Morgan Stanley Investment Management Inc. does business in certain situations) serves as investment manager for The Universal Institutional Funds, Inc. -- U.S. Real Estate Portfolio. Each investment manager receives management fees for services performed in its capacity as investment manager of The Trusts. Investment managers either oversee the activities of the investment advisors with respect to The Trusts and are responsible for retaining and discontinuing the services of those advisors or directly manage the Portfolios. Fees generally vary depending on net asset levels of individual portfolios and range for EQAT and VIP from a low of 0.10% to high of 1.20% of average daily net assets. AXA Equitable as investment manager of EQAT and VIP pays expenses for providing investment advisory services to the Portfolios, including the fees of the advisors of each Portfolio. In addition, AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("Distributors"), affiliates of AXA Equitable, may also receive distribution fees under Rule 12 b-1 Plans as described above.

AllianceBernstein L.P. (formerly Alliance Capital Management L.P. ("AllianceBernstein")) serves as an investment advisor for a number of Portfolios in EQAT and VIP, including the EQ/Alliance Portfolios; EQ/Bernstein Diversified Value, EQ/Equity 500 Index, and EQ/Small Company Index; as well as a portion of AXA Premier VIP Aggressive Equity, AXA Premier VIP International Equity, AXA Premier VIP Large Cap Core Equity, AXA Premier VIP Large Cap Growth, AXA Premier VIP Large Cap Value, AXA Premier VIP Mid Cap Growth and AXA Premier VIP Technology. AllianceBernstein is a limited partnership which is indirectly majority-owned by AXA Equitable and AXA Financial, Inc. (parent to AXA Equitable).

In the fourth quarter of 2005 AXA Financial completed its sale of the Advest Group to Merrill Lynch. Boston Advisors is the Advest Group's investment advisory firm, and served as investment advisor to certain EQAT portfolios such as EQ/Boston Advisors Equity Income, EQ/Money Market and EQ/Short Duration Bond. Upon completion of the sale of the Advest Group, Boston Advisors ceased to be an affiliate of AXA Financial.

                                     FSA-58

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

4. Expenses and Related Party Transactions (Concluded)

AXA Advisors and Distributors are distributors and principal underwriters of the Contracts and the Account. They are both registered with the SEC as broker-dealers and are members of the National Association of Securities Dealers, Inc. ("NASD").

The Contracts are sold by financial professionals who are registered representatives of AXA Advisors and licensed insurance agents of AXA Network LLC, or its subsidiaries ("AXA Network") (affiliates of AXA Equitable). AXA Network receives commissions under its General Sales Agreement with AXA Equitable and its Networking Agreement with AXA Advisors. AXA Advisors receives service-related payments under its Supervisory and Distribution Agreement with AXA Equitable. The financial professionals are compensated on a commission basis by AXA Network. The Contracts are also sold through licensed insurance agencies (both affiliated and unaffiliated with AXA Equitable) and their affiliated broker-dealers (who are registered with the SEC and members of the NASD) that have entered into selling agreements with Distributors. The licensed insurance agents who sell AXA Equitable policies for these companies are appointed as agents of AXA Equitable and are registered representatives of the broker-dealers under contract with Distributors.

5. Substitutions/Reorganizations

Substitution transactions that occurred at the dates indicated are shown below. For accounting purposes these transactions were treated as mergers and are considered tax-free exchanges.

--------------------------------------------------------------------------------
 May 14, 2004               Removed Portfolio    Surviving Portfolio
--------------------------------------------------------------------------------
                            EQ/Technology        AXA Premier VIP Technology
--------------------------------------------------------------------------------
Shares -- Class B                28,176,343               13,857,622
Value -- Class B               $114,734,274             $114,734,274
Net Assets before merger       $114,734,274             $ 76,531,898
Net Assets after merger                  --             $191,266,172
--------------------------------------------------------------------------------

6. Contractowner Charges

Charges are made directly against the net assets of the Account and are reflected daily in the computation of the unit values of the Contracts. Under the Contracts, AXA Equitable charges the account for the following charges:

---------------------------------------------------------------------------------------------------------------------
                                                               Asset-based                      Current     Maximum
                                             Mortality and   Administration  Distribution     Aggregate    Aggregate
                                             Expense Risks       Charge         Charge          Charge       Charge
---------------------------------------------------------------------------------------------------------------------
Accumulator Advisor ..........................   0.50%           --               --             0.50%       0.50%
Accumulator Express ..........................   0.70%           0.25%            --             0.95%       0.95%
Accumulator and Rollover IRA issued before
  May 1, 1997 ................................   0.90%           0.30%            --             1.20%       1.20%
Accumulator issued after April 1, 2002 .......   0.75%           0.25%            0.20%          1.20%       1.20%
Accumulator issued after
  September 15, 2003 .........................   0.75%           0.30%            0.20%          1.25%       1.25%
Retirement Income for Life ...................   0.75%           0.30%            0.20%          1.25%       1.25%
Accumulator issued after May 1, 1997 .........   1.10%           0.25%            --             1.35%       1.35%
Accumulator Plus .............................   0.90%           0.25%            0.25%          1.40%       1.40%
Accumulator Plus issued after
  September 15, 2003 .........................   0.90%           0.35%            0.25%          1.50%       1.50%
Accumulator issued after March 1, 2000 .......   1.10%           0.25%            0.20%          1.55%       1.55%
Accumulator Elite, Plus, Select ..............   1.10%           0.25%            0.25%          1.60%       1.60%
Accumulator Elite issued after
  September 15, 2003 .........................   1.10%           0.30%            0.25%          1.65%       1.65%
Accumulator Select issued after
  September 15, 2003 .........................   1.10%           0.25%            0.35%          1.70%       1.70%
Accumulator Elite II .........................   1.10%           0.25%            0.45%          1.80%       1.80%

                                     FSA-59

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

6. Contractowner Charges (Continued)

                                               Asset-based                      Current      Maximum
                               Mortality and  Administration   Distribution    Aggregate    Aggregate
                               Expense Risks     Charge           Charge         Charge      Charge
                               -------------  --------------   -------------   ---------    ---------
Accumulator Select II .........   1.10%           0.35%            0.45%          1.90%       1.90%

The charges may be retained in the Account by AXA Equitable and participate in the net investment results of the Portfolios. Accumulator Advisor's daily charge of 0.50% includes mortality and expense risks charges and administrative charges to compensate for certain administrative expenses under the contract.

Included in the Contract maintenance charges line of the Statements of Changes in Net Assets are certain administrative charges which are deducted from the Contractowners account value (unit liquidation from account value).

The table below lists all the fees charged by the Separate Account assessed as a redemption of units. The range presented represents the fees that are actually assessed. Actual amounts may vary or may be zero depending on the contract or a Contractowners account value.

                                               When charge
Charges                                        is deducted
------------------------------------- ----------------------------
Charges for state premium and other   At time of transaction
applicable taxes
Charge for Trust expenses             Daily
Annual Administrative charge          Annually on each
                                      contract date anniversary.
Variable Immediate Annuity payout     At time of transaction
option administrative fee
Withdrawal charge                     At time of transaction
BaseBuilder benefit charge            Annually on each
                                      contract date anniversary.
Protection Plus                       Annually on each
                                      contract date anniversary.

Charges                                                    Amount deducted                          How deducted
------------------------------------- -------------------------------------------------------- ----------------------
Charges for state premium and other   Varies by state                                          Applied to an annuity
applicable taxes                                                                               payout option
Charge for Trust expenses             Varies by portfolio                                      Unit value
Annual Administrative charge          Depending on account value, in Years 1 to 2 lesser       Unit liquidation from
                                      of $30 or 2% of account value, thereafter $30            account value
Variable Immediate Annuity payout     $350 annuity administrative fee                          Unit liquidation from
option administrative fee                                                                      account value
Withdrawal charge                     Low - During the first seven contract years              Unit liquidation from
                                      following a contribution, a 7% charge is deducted        account value
                                      in the first contract year from amounts withdrawn
                                      that exceed 10% of the account value. It declines
                                      1% each year to 1% in the seventh contract year.
                                      HIgh - During the first eight contract years
                                      following a contribution, a charge is deducted from
                                      amounts withdrawn that exceed 10% of the
                                      account value. The charge is 8% in the first two
                                      contract years following a contribution; the charge
                                      is 7% in the third and fourth contract years
                                      following a contribution; thereafter it declines by
                                      1% each year in the fifth to eighth contract year
BaseBuilder benefit charge               0.30%                                                 Unit liquidation from
                                                                                               account value
Protection Plus                       Low - 0.20%                                              Unit liquidation from
                                                                                               account value
                                      High - 0.35%.

                                     FSA-60

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

6. Contractowner Charges (Concluded)

                                                 When charge
Charges                                          is deducted
--------------------------------------- ----------------------------
Guaranteed minimum death benefit
options:
  Annual ratchet to age 85              Annually on each
                                        contract date anniversary.

  Greater of 5% rollup to age 85 or     Annually on each
  annual ratchet to age 85              contract date anniversary.

  6% rollup to age 85                   Annually on each
                                        contract date anniversary.

  Greater of 6% rollup to age 85 or     Annually on each
  annual ratchet to age 85              contract date anniversary.

Guaranteed Minimum Income Benefit       Annually on each
                                        contract date anniversary.

Guaranteed Principal Benefit charge     Annually on first 10
                                        contract date
                                        anniversaries

Guaranteed Withdrawal Benefit           Annually on each
                                        contract date anniversary

Net Loan Interest charge for Rollover   Netted against loan
                                        repayment

Retirement Income for Life Benefit      Annually on contract date
charge                                  anniversary

Charges                                                     Amount deducted                         How deducted
--------------------------------------- ------------------------------------------------------ ----------------------
Guaranteed minimum death benefit
options:

  Annual ratchet to age 85              Low - 0.20% of the Annual ratchet to age 85            Unit liquidation from
                                        benefit base                                           account value

                                        High - 0.30% of the Annual ratchet to age 85
                                        benefit base

  Greater of 5% rollup to age 85 or     0.60% of the greater of 5% roll-up to age 85 or        Unit liquidation from
  annual ratchet to age 85              annual ratchet to age 85 benefit base                  account value

  6% rollup to age 85                   Low - 0.35% of the 6% roll-up to age 85 benefit        Unit liquidation from
                                        base                                                   account value

                                        High - 0.45% of the 6% roll-up to age 85 benefit
                                        base

  Greater of 6% rollup to age 85 or     Low - 0.45% of the 6% roll-up to age 85 benefit        Unit liquidation from
  annual ratchet to age 85              base or the Annual ratchet to age 85 benefit base,     account value
                                        as applicable

                                        High - 0.60% of the 6% roll-up to age 85 benefit
                                        base or the Annual ratchet to age 85 benefit base,
                                        as applicable

Guaranteed Minimum Income Benefit       Low - 0.45%                                            Unit liquidation from
                                                                                               account value
                                        High - 0.65%

Guaranteed Principal Benefit charge     0.50%                                                  Unit liquidation from
                                                                                               account value

Guaranteed Withdrawal Benefit           Low - 5% Withdrawal Option is 0.35%                    Unit liquidation from
                                        7% Withdrawal Option is 0.50%                          account value

                                        High - Optional Stepup Charge
                                        5% Withdrawal Option is 0.60%
                                        7% Withdrawal Option is 0.80%

Net Loan Interest charge for Rollover   2.00%                                                  Unit liquidation from
                                                                                               account value

Retirement Income for Life Benefit      0.65% of the income base for single life or 0.80%      Unit liquidation from
charge                                  of the income base for a joint life.                   account value

                                     FSA-61

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values

  Shown below is accumulation unit value information for
   units outstanding throughout the periods indicated.
AXA Aggressive Allocation
-----------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (i)
         Highest contract charge 1.90% Class B (i)
         All contract charges
  2004   Lowest contract charge 0.50% Class B (i)
         7.44% Highest contract charge 1.90% Class B (i)
         All contract charges
  2003   Lowest contract charge 1.25% Class B (l)
         Highest contract charge 1.70% Class B (l)
         All contract charges
AXA Conservative Allocation
-----------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (i)
         Highest contract charge 1.90% Class B (i)
         All contract charges
  2004   Lowest contract charge 0.50% Class B (i)
         Highest contract charge 1.90% Class B (i)
         All contract charges
  2003   Lowest contract charge 1.25% Class B (l)
         Highest contract charge 1.70% Class B (l)
         All contract charges
AXA Conservative-Plus Allocation
-----------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (i)
         Highest contract charge 1.90% Class B (i)
         All contract charges
  2004   Lowest contract charge 0.50% Class B (i)
         Highest contract charge 1.90% Class B (i)
         All contract charges
  2003   Lowest contract charge 1.25% Class B (l)
         Highest contract charge 1.70% Class B (l)
         All contract charges
AXA Moderate Allocation (a)
-----------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (e)
         Highest contract charge 1.90% Class B (c)
         All contract charges
  2004   Lowest contract charge 0.50% Class B (e)
         Highest contract charge 1.90% Class B (c)
         All contract charges
  2003   Lowest contract charges 0.50% Class B (e)
         Highest contract charges 1.90% Class B (c)
         All contract charges
  2002   Lowest contract charges 0.50% Class B (e)
         Highest contract charges 1.90% Class B (c)
         All contract charges
  2001   Lowest contract charges 0.95% Class B
         Highest contract charges 1.90% Class B (c)
         All contract charges
AXA Moderate-Plus Allocation
-----------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (i)
         Highest contract charge 1.90% Class B (i)
         All contract charges

                                   Years Ended December 31,
         -----------------------------------------------------------------------------
                        Units Outstanding   Net Assets     Investment        Total
          Units value        (000's)          (000's)    Income ratio**    Return***
         ------------- ------------------- ------------ ---------------- -------------
AXA Aggressive Allocation
---------------------------------------------------------------------------------------
  2005
            $ 11.50               --                --           --            7.52%
            $ 11.22               --                --           --            6.01%
                 --           46,362        $  572,360         5.10%             --
  2004      $ 10.70               --                --           --
            $ 10.56               --                --           --            6.11%
                 --           19,656        $  227,194         2.66%             --
  2003      $ 10.68               --                --           --            6.80%
            $ 10.66               --                --           --            6.62%
                 --              625        $    6,664         1.20%             --
AXA Conservative Allocation
---------------------------------------------------------------------------------------
  2005
            $ 10.57               --                --           --            1.93%
            $ 10.29               --                --           --            0.50%
                 --           18,040        $  194,239         4.26%             --
  2004      $ 10.37               --                --           --            3.74%
            $ 10.24               --                --           --            2.46%
                 --            9,001        $   95,767         5.09%
  2003      $ 10.32               --                --           --            3.76%
            $ 10.30               --                --           --            3.00%
                 --              483        $    4,989         3.76%             --
AXA Conservative-Plus Allocation
---------------------------------------------------------------------------------------
  2005
            $ 10.76               --                --           --            2.73%
            $ 10.48               --                --           --            1.29%
                 --           40,493        $  451,307         5.02%             --
  2004      $ 10.47               --                --           --            4.93%
            $ 10.34               --                --           --            3.63%
                 --           18,199        $  198,701         4.69%             --
  2003      $ 10.42               --                --           --            4.83%
            $ 10.41               --                --           --            4.10%
                 --              821        $    8,552         4.83%             --
AXA Moderate Allocation (a)
---------------------------------------------------------------------------------------
  2005
            $ 54.27               --                --           --            4.27%
            $ 40.92               --                --           --            2.81%
                 --          188,833        $2,886,531         2.93%             --
  2004      $ 52.05                                                            8.18%
            $ 39.80               --                --           --            6.66%
                 --           94,832        $1,705,138         3.65%             --
  2003      $ 48.11               --                --           --           18.54%
            $ 37.31               --                --           --           16.86%
                 --           18,997        $  653,817         3.59%             --
  2002      $ 40.59               --                --           --          (11.86)%
            $ 31.93               --                --           --          (14.37)%
                 --            3,929        $  137,208         2.19%             --
  2001      $ 43.48               --                --           --          ( 5.55)%
            $ 37.29               --                --           --            5.14%
                 --              507        $   20,337         3.88%             --
AXA Moderate-Plus Allocation
---------------------------------------------------------------------------------------
  2005
            $ 11.37               --                --           --            6.14%
            $ 11.07               --                --           --            4.65%
                 --          231,245        $2,819,241         5.28%             --

                                     FSA-62

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
AXA Moderate-Plus Allocation (Continued)
--------------------------------------------------------------------
  2004   Lowest contract charge 0.50% Class B (i)        $ 10.71
         Highest contract charge 1.90% Class B (i)       $ 10.58
         All contract charges                                 --
  2003   Lowest contract charge 1.25% Class B (l)        $ 10.68
         Highest contract charge 1.70% Class B (l)       $ 10.66
         All contract charges                                 --
AXA Premier VIP Aggressive Equity
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 68.25
         Highest contract charge 1.90% Class B (c)       $ 51.46
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 63.39
         Highest contract charge 1.90% Class B (c)       $ 48.47
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 56.83
         Highest contract charges 1.90% Class B (c)      $ 44.08
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 41.54
         Highest contract charges 1.90% Class B (c)      $ 32.67
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 58.69
         Highest contract charges 1.90% Class B (c)      $ 46.83
         All contract charges                                 --
AXA Premier VIP Core Bond
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)        $ 11.63
         Highest contract charge 1.90% Class B (d)       $ 10.99
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (d)        $ 11.49
         Highest contract charge 1.90% Class B (d)       $ 11.01
         All contract charges                                 --
  2003   Lowest contract charge 0.50% Class B (d)        $ 11.11
         Highest contract charge 1.90% Class B (d)       $ 10.80
         All contract charges                                 --
  2002   Lowest contract charge 0.50% Class B (d)        $ 10.76
         Highest contract charge 1.90% Class B (d)       $ 10.61
         All contract charges                                 --
AXA Premier VIP Health Care
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)        $ 12.06
         Highest contract charge 1.90% Class B (d)       $ 11.39
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (d)        $ 11.33
         Highest contract charge 1.90% Class B (d)       $ 10.86
         All contract charges                                 --
  2003   Lowest contract charge 0.50% Class B (d)        $ 10.16
         Highest contract charge 1.90% Class B (d)       $  9.87
         All contract charges                                 --
  2002   Lowest contract charge 0.50% Class B (d)        $  7.97
         Highest contract charge 1.90% Class B (d)       $  7.85
         All contract charges                                 --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
AXA Moderate-Plus Allocation (Continued)
-------------------------------------------------------------------------
  2004              --               --            --            7.46%
                    --               --            --            6.13%
                82,739         $955,400          4.14%             --
  2003              --               --            --            6.80%
                    --               --            --            6.60%
                 2,415         $ 25,768          2.70%             --
AXA Premier VIP Aggressive Equity
-------------------------------------------------------------------------
  2005
                    --               --            --            7.66%
                    --               --            --            6.15%
                 3,925         $127,148            --              --
  2004              --               --            --           11.54%
                    --               --            --            9.97%
                 3,203         $119,925            --              --
  2003              --               --            --           36.82%
                    --               --            --           34.92%
                 2,180         $101,344            --              --
  2002              --               --            --          (29.22)%
                    --               --            --          (30.23)%
                 1,711         $ 60,793          0.01%             --
  2001              --               --            --          (25.55)%
                    --               --            --           13.23%
                 1,907         $ 96,588          0.28%             --
AXA Premier VIP Core Bond
-------------------------------------------------------------------------
  2005
                    --               --            --            1.20%
                    --               --            --          ( 0.18)%
                57,425         $631,231          3.47%             --
  2004                                                           3.37%
                    --               --            --            1.91%
                55,151         $609,072          3.80%             --
  2003              --               --            --            3.26%
                    --               --            --            1.79%
                47,365         $516,125          3.67%             --
  2002              --               --            --            5.39%
                19,201         $204,776          5.63%           4.02%
AXA Premier VIP Health Care
-------------------------------------------------------------------------
  2005
                    --               --            --            6.43%
                    --               --            --            4.93%
                20,668         $246,216          5.48%             --
  2004              --               --            --           11.57%
                    --               --            --           10.00%
                17,556         $196,381          7.19%             --
  2003              --               --            --           27.47%
                    --               --            --           25.73%
                11,382         $113,739          1.55%             --
  2002              --               --            --          (19.41)%
                    --               --            --          (20.63)%
                 3,195         $ 25,215            --              --

                                     FSA-63

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
AXA Premier VIP High Yield
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 35.26
         Highest contract charge 1.90% Class B (c)       $ 26.94
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 34.38
         Highest contract charge 1.90% Class B (c)       $ 26.64
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 31.80
         Highest contract charges 1.90% Class B (c)      $ 24.99
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 26.08
         Highest contract charges 1.90% Class B (c)      $ 20.79
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 27.00
         Highest contract charges 1.90% Class B (c)      $ 21.83
         All contract charges                                 --
AXA Premier International Equity
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)        $ 14.18
         Highest contract charge 1.90% Class B (d)       $ 13.40
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (d)        $ 12.35
         Highest contract charge 1.90% Class B (d)       $ 11.83
         All contract charges                                 --
  2003   Lowest contract charge 0.50% Class B (d)        $ 10.52
         Highest contract charge 1.90% Class B (d)       $ 10.23
         All contract charges                                 --
  2002   Unit Value 0.50% to 1.90%*                           --
         Lowest contract charge 0.50% Class B (d)        $  7.87
         Highest contract charge 1.90% Class B (d)       $  7.76
         All contract charges                                 --
AXA Premier VIP Large Cap Core Equity
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)        $ 11.39
         Highest contract charge 1.90% Class B (d)       $ 10.76
         All contract charges
  2004   Lowest contract charge 0.50% Class B (d)        $ 10.72
         Highest contract charge 1.90% Class B (d)       $ 10.28
         All contract charges                                 --
  2003   Lowest contract charge 0.50% Class B (d)        $  9.83
         Highest contract charge 1.90% Class B (d)       $  9.55
         All contract charges                                 --
  2002   Lowest contract charge 0.50% Class B (d)        $  7.71
         Highest contract charge 1.90% Class B (d)       $  7.60
         All contract charges                                 --
AXA Premier VIP Large Cap Growth
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)        $ 10.10
         Highest contract charge 1.90% Class B (d)       $  9.54
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (d)        $  9.44
         Highest contract charge 1.90% Class B (d)       $  9.05
         All contract charges                                 --

                            Years Ended December 31,
         --------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- ------------
AXA Premier VIP High Yield
------------------------------------------------------------------------
  2005
                    --               --            --           2.55%
                    --               --            --           1.11%
                43,908         $877,332          7.68%            --
  2004              --               --            --           8.13%
                    --               --            --           6.61%
                37,966         $860,727          6.76%            --
  2003              --               --            --          21.93%
                    --               --            --          20.21%
                25,622         $673,178          7.02%            --
  2002              --               --            --         ( 3.41)%
                    --               --            --         ( 4.76)%
                10,205         $228,627         10.07%            --
  2001              --               --            --           0.19%
                    --               --            --           5.85%
                 8,008         $187,477         10.30%            --
AXA Premier International Equity
------------------------------------------------------------------------
  2005
                    --               --            --          14.87%
                    --               --            --          13.25%
                23,219         $328,766          7.88%            --
  2004              --               --            --          17.32%
                    --               --            --          15.67%
                19,713         $242,452          3.67%            --
  2003              --               --            --          33.67%
                    --               --            --          31.83%
                11,346         $117,579          0.85%            --
  2002              --               --            --             --
                    --               --            --         (18.61)%
                    --               --            --         (19.75)%
                 3,212         $ 25,053            --             --
AXA Premier VIP Large Cap Core Equity
------------------------------------------------------------------------
  2005
                    --               --            --           6.20%
                    --               --            --           4.71%
                13,468         $151,342          2.74%            --
  2004              --               --            --           9.13%
                    --               --            --           7.59%
                12,820         $135,571          4.92%            --
  2003              --               --            --          27.46%
                    --               --            --          25.66%
                10,567         $102,131          0.19%            --
  2002              --               --            --         (22.59)%
                    --               --            --         (23.69)%
                 3,689         $ 28,181          0.49%            --
AXA Premier VIP Large Cap Growth
------------------------------------------------------------------------
  2005
                    --               --            --           6.95%
                    --               --            --           5.45%
                28,903         $295,667            --             --
  2004              --               --            --           6.13%
                    --               --            --           4.64%
                29,040         $275,157            --             --

                                     FSA-64

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                      Years Ended
                                                     December 31,
                                                     -------------
                                                      Units value
                                                     -------------
AXA Premier VIP Large Cap Growth (Continued)
-------------------------------------------------------------------
  2003   Lowest contract charge 0.50% Class B (d)      $  8.90
         Highest contract charge 1.90% Class B (d)     $  8.65
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)      $  6.84
         Highest contract charge 1.90% Class B (d)     $  6.75
         All contract charges                               --
AXA Premier VIP Large Cap Value
-------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)      $ 12.62
         Highest contract charge 1.90% Class B (d)     $ 11.93
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)      $ 11.84
         Highest contract charge 1.90% Class B (d)     $ 11.35
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)      $ 10.40
         Highest contract charge 1.90% Class B (d)     $ 10.11
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)      $  7.98
         Highest contract charge 1.90% Class B (d)     $  7.86
         All contract charges                               --
AXA Premier VIP Mid Cap Growth
-------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)      $ 10.46
         Highest contract charge 1.90% Class B (d)     $  9.88
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)      $  9.70
         Highest contract charge 1.90% Class B (d)     $  9.30
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)      $  8.72
         Highest contract charge 1.90% Class B (d)     $  8.48
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)      $  6.25
         Highest contract charge 1.90% Class B (d)     $  6.16
         All contract charges                               --
AXA Premier VIP Mid Cap Value
-------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)      $ 12.73
         Highest contract charge 1.90% Class B (d)     $ 12.03
         All contract charges                               --
  2004   Lowest contract charge 0.50% Class B (d)      $ 11.92
         Highest contract charge 1.90% Class B (d)     $ 11.42
         All contract charges                               --
  2003   Lowest contract charge 0.50% Class B (d)      $ 10.40
         Highest contract charge 1.90% Class B (d)     $ 10.11
         All contract charges                               --
  2002   Lowest contract charge 0.50% Class B (d)      $  7.43
         Highest contract charge 1.90% Class B (d)     $  7.33
         All contract charges                               --

AXA Premier VIP Technology (j)
-------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)      $ 10.36
         Highest contract charge 1.90% Class B (d)     $  9.79
         All contract charges                               --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
AXA Premier VIP Large Cap Growth (Continued)
-------------------------------------------------------------------------
  2003              --               --            --           30.12%
                    --               --            --           28.15%
                22,496         $197,050            --              --
  2002              --               --            --          (30.13)%
                    --               --            --          (30.98)%
                 7,258         $ 49,222            --              --
AXA Premier VIP Large Cap Value
-------------------------------------------------------------------------
  2005
                    --               --            --            6.56%
                    --               --            --            5.07%
                35,233         $440,121          5.45%             --
  2004              --               --            --           13.85%
                    --               --            --           12.25%
                29,242         $342,105          7.90%             --
  2003              --               --            --           30.32%
                    --               --            --           28.63%
                20,239         $206,969          2.87%             --
  2002              --               --            --          (18.82)%
                    --               --            --          (20.04)%
                 6,974         $ 55,122          1.00%             --
AXA Premier VIP Mid Cap Growth
-------------------------------------------------------------------------
  2005
                    --               --            --            7.84%
                    --               --            --            6.33%
                35,078         $374,043         13.74%             --
  2004              --               --            --           11.17%
                    --               --            --            9.61%
                35,482         $346,528          1.80%             --
  2003              --               --            --           39.52%
                    --               --            --           37.67%
                28,678         $246,717          2.16%             --
  2002              --               --            --          (36.61)%
                    --               --            --          (37.46)%
                 8,322         $ 51,568            --              --
AXA Premier VIP Mid Cap Value
-------------------------------------------------------------------------
  2005
                    --               --            --            6.81%
                    --               --            --            5.31%
                29,548         $370,654         22.18%             --
  2004              --               --            --           14.61%
                    --               --            --           13.00%
                30,025         $353,096          6.32%             --
  2003              --               --            --           39.95%
                    --               --            --           37.90%
                21,347         $218,393          0.94%             --
  2002              --               --            --          (23.64)%
                    --               --            --          (24.59)%
                 6,540         $ 48,169            --              --
AXA Premier VIP Technology (j)
-------------------------------------------------------------------------
  2005
                    --               --            --           10.71%
                    --               --            --            9.16%
                24,317         $253,676            --              --

                                     FSA-65

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
AXA Premier VIP Technology (j) (Continued)
--------------------------------------------------------------------
  2004   Lowest contract charge 0.50% Class B (d)       $   9.36
         Highest contract charge 1.90% Class B (d)      $   8.97
         All contract charges                                 --
  2003   Lowest contract charge 0.50% Class B (d)       $   8.96
         Highest contract charge 1.90% Class B (d)      $   8.71
         All contract charges                                 --
  2002   Lowest contract charge 0.50% Class B (d)       $   5.71
         Highest contract charge 1.90% Class B (d)      $   5.63
         All contract charges                                 --
EQ/Alliance Common Stock
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B           $ 316.20
         Highest contract charge 1.90% Class B (c)      $ 206.99
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B           $ 304.68
         Highest contract charge 1.90% Class B (c)      $ 202.28
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B          $ 268.33
         Highest contract charges 1.90% Class B (c)     $ 180.69
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B          $ 180.32
         Highest contract charges 1.90% Class B (c)     $ 123.15
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B          $ 271.84
         Highest contract charges 1.90% Class B (c)     $ 188.32
         All contract charges                                 --
EQ/Alliance Growth and Income
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)       $  32.70
         Highest contract charge 1.90% Class B (d)      $  27.49
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (d)       $  31.15
         Highest contract charge 1.90% Class B (d)      $  26.56
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B (d)      $  27.85
         Highest contract charges 1.90% Class B (d)     $  24.09
         All contract charges                                 --
         Lowest contract charges 0.50% Class B (d)      $  21.46
  2002   Highest contract charges 1.90% Class B (d)     $  18.83
         All contract charges                                 --
EQ/Alliance Intermediate Government Securities
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (d)       $  21.14
         Highest contract charge 1.90% Class B (d)      $  17.15
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (d)       $  20.98
         Highest contract charge 1.90% Class B (d)      $  17.27
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B (d)      $  20.69
         Highest contract charges 1.90% Class B (d)     $  17.27
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B (d)      $  20.36
         Highest contract charges 1.90% Class B (d)     $  17.23
         All contract charges                                 --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
AXA Premier VIP Technology (j) (Continued)
-------------------------------------------------------------------------
  2004              --                --           --            4.46%
                    --                --           --            2.99%
                24,512        $  228,436         0.93%             --
  2003              --                --           --           56.90%
                    --                --           --           54.71%
                 7,597        $   67,141         4.79%             --
  2002              --                --           --          (44.02)%
                    --                --           --          (44.75)%
                 2,311        $   13,072           --              --
EQ/Alliance Common Stock
-------------------------------------------------------------------------
  2005
                    --                --           --            3.78%
                    --                --           --            2.33%
                36,983        $1,277,968         0.84%             --
  2004              --                --           --           13.55%
                    --                --           --           11.95%
                23,045        $1,197,777         1.05%
  2003              --                --           --           48.81%
                    --                --           --           46.72%
                 5,325        $  877,988         1.30%             --
  2002              --                --           --          (33.67)%
                    --                --           --          (34.61)%
                 3,226        $  453,046         0.05%             --
  2001              --                --           --          (11.19)%
                    --                --           --            9.33%
                 3,478        $  743,618         2.15%             --
EQ/Alliance Growth and Income
-------------------------------------------------------------------------
  2005
                    --                --           --            4.98%
                    --                --           --            3.50%
                37,992        $  759,475         4.29%             --
  2004              --                --           --           11.83%
                    --                --           --           10.26%
                29,768        $  651,421         1.62%             --
  2003              --                --           --           29.80%
                    --                --           --           27.93%
                17,280        $  427,793         1.61%             --
                    --                --           --          (20.16)%
  2002              --                --           --          (21.21)%
                 5,280        $  104,247         2.86%             --
EQ/Alliance Intermediate Government Securities
-------------------------------------------------------------------------
  2005
                    --                --           --            0.73%
                    --                --           --          ( 0.68)%
                20,170        $  320,909         3.41%             --
  2004              --                --           --            1.43%
                    --                --           --            0.00%
                20,300        $  340,096         3.03%             --
  2003              --                --           --            1.61%
                    --                --           --            0.22%
                17,987        $  328,020         4.53%             --
  2002              --                --           --            8.41%
                    --                --           --            7.22%
                10,061        $  183,406        10.01%             --

                                     FSA-66

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/Alliance International (n)(o)
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 16.58
         Highest contract charge 1.90% Class B (d)       $ 14.24
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 14.45
         Highest contract charge 1.90% Class B (d)       $ 12.59
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 12.29
         Highest contract charges 1.90% Class B (d)      $ 10.86
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $  9.14
         Highest contract charges 1.90% Class B (d)      $  8.19
         All contract charges                                 --
EQ/Alliance Large Cap Growth
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $  7.55
         Highest contract charge 1.90% Class B (c)       $  6.86
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $  6.60
         Highest contract charge 1.90% Class B (c)       $  6.09
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $  6.12
         Highest contract charges 1.90% Class B (c)      $  5.73
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $  4.99
         Highest contract charges 1.90% Class B (c)      $  4.74
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $  7.29
         Highest contract charges 1.90% Class B (c)      $  7.02
         All contract charges                                 --
EQ/Alliance Quality Bond
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 17.77
         Highest contract charge 1.90% Class B (c)       $ 14.94
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 17.51
         Highest contract charge 1.90% Class B (c)       $ 14.93
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 16.96
         Highest contract charges 1.90% Class B (c)      $ 14.67
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 16.46
         Highest contract charges 1.90% Class B (c)      $ 14.44
         All contract charges                                 --
EQ/Alliance Small Cap Growth (g)
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 18.20
         Highest contract charge 1.90% Class B (c)       $ 16.10
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 16.41
         Highest contract charge 1.90% Class B (c)       $ 14.72
         All contract charges                                 --

                            Years Ended December 31,
         --------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- ------------
EQ/Alliance International (n)(o)
------------------------------------------------------------------------
  2005
                    --               --            --          14.72%
                    --               --            --          13.11%
                39,214         $585,935            --             --
  2004              --               --            --          17.58%
                    --               --            --          15.93%
                28,144         $371,190          2.10%            --
  2003              --               --            --          34.47%
                    --               --            --          32.60%
                20,522         $232,935          2.53%            --
  2002              --               --            --         ( 9.33)%
                    --               --            --         (10.49)%
                 3,406         $ 29,069            --             --
EQ/Alliance Large Cap Growth
------------------------------------------------------------------------
  2005
                    --               --            --          14.36%
                    --               --            --          12.75%
                53,599         $409,334            --             --
  2004              --               --            --           7.84%
                    --               --            --           6.32%
                54,060         $349,068            --             --
  2003              --               --            --          22.65%
                    --               --            --          20.89%
                55,750         $326,649            --             --
  2002              --               --            --         (31.55)%
                    --               --            --         (32.48)%
                48,237         $232,039            --             --
  2001              --               --            --         (24.30)%
                    --               --            --           4.83%
                49,585         $347,643          0.01%            --
EQ/Alliance Quality Bond
------------------------------------------------------------------------
  2005
                    --               --            --           1.49%
                    --               --            --           0.07%
                25,641         $349,668          3.92%            --
  2004              --               --            --           3.23%
                    --               --            --           1.78%
                21,465         $310,126          4.32%            --
  2003              --               --            --           3.03%
                    --               --            --           1.59%
                16,832         $258,083          3.60%            --
  2002              --               --            --           5.92%
                    --               --            --           4.49%
                 5,930         $ 89,679          7.92%            --
EQ/Alliance Small Cap Growth (g)
------------------------------------------------------------------------
  2005
                    --               --            --          10.95%
                    --               --            --           9.40%
                28,133         $443,581            --             --
  2004              --               --            --          13.41%
                    --               --            --          11.82%
                27,198         $400,895            --             --

                                     FSA-67

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/Alliance Small Cap Growth (g) (Continued)
--------------------------------------------------------------------
  2003   Lowest contract charges 0.50% Class B           $ 14.47
         Highest contract charges 1.90% Class B (c)      $ 13.16
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 10.32
         Highest contract charges 1.90% Class B (c)      $  9.52
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 14.86
         Highest contract charges 1.90% Class B (c)      $ 13.91
         All contract charges                                 --
EQ/Ariel Appreciation II
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (q)        $ 10.38
         Highest contract charge 1.90% Class B (q)       $ 10.35
         All contract charges                                 --
EQ/Bear Stearns Small Company Growth
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (k)        $  8.59
         Highest contract charge 1.90% Class B (k)       $  7.77
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (k)        $  8.04
         Highest contract charge 1.90% Class B (k)       $  7.37
         All contract charges                                 --
EQ/Bernstein Diversified Value
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 16.05
         Highest contract charge 1.90% Class B (c)       $ 14.33
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 15.30
         Highest contract charge 1.90% Class B (c)       $ 13.86
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 13.56
         Highest contract charges 1.90% Class B (c)      $ 12.45
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 10.58
         Highest contract charges 1.90% Class B (c)      $  9.86
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 12.31
         Highest contract charges 1.90% Class B (c)      $ 11.64
         All contract charges                                 --
EQ/Boston Advisors Equity Income
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (k)        $  6.30
         Highest contract charge 1.90% Class B (k)       $  5.69
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (k)        $  5.96
         Highest contract charge 1.90% Class B (k)       $  5.47
         All contract charges                                 --
EQ/Calvert Socially Responsible
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (b)        $  9.20
         Highest contract charge 1.90% Class B (c)       $  8.40
         All contract charges                                 --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
EQ/Alliance Small Cap Growth (g) (Continued)
-------------------------------------------------------------------------
  2003              --                --           --           40.21%
                    --                --           --           38.25%
                24,622        $  333,931           --              --
  2002              --                --           --          (30.55)%
                    --                --           --          (31.56)%
                16,457        $  160,910           --              --
  2001              --                --           --          (13.70)%
                    --                --           --           14.37%
                14,714        $  209,134         1.04%             --
EQ/Ariel Appreciation II
-------------------------------------------------------------------------
  2005
                    --                --           --            3.83%
                    --                --           --            3.49%
                   510        $    5,276         1.00%             --
EQ/Bear Stearns Small Company Growth
-------------------------------------------------------------------------
  2005
                    --                --           --            6.95%
                    --                --           --            5.45%
                 9,010        $   72,375         3.58%             --
  2004              --                --           --           14.09%
                    --                --           --           13.79%
                   388        $    2,939           --              --
EQ/Bernstein Diversified Value
-------------------------------------------------------------------------
  2005
                    --                --           --            4.91%
                    --                --           --            3.44%
               101,618        $1,439,640         3.31%             --
  2004              --                --           --           12.88%
                    --                --           --           11.29%
                91,811        $1,278,595         2.22%             --
  2003              --                --           --           28.17%
                    --                --           --           26.28%
                70,973        $  907,823         1.69%             --
  2002              --                --           --          (14.05)%
                    --                --           --          (15.29)%
                36,996        $  373,343         1.59%             --
  2001              --                --           --            2.50%
                    --                --           --            7.18%
                21,630        $  256,192         1.05%             --
EQ/Boston Advisors Equity Income
-------------------------------------------------------------------------
  2005
                    --                --           --            5.62%
                    --                --           --            4.14%
                22,950        $  135,055         2.19%             --
  2004              --                --           --            9.05%
                    --                --           --            8.76%
                 3,003        $   16,894         3.71%             --
EQ/Calvert Socially Responsible
-------------------------------------------------------------------------
  2005
                    --                --           --            8.20%
                    --                --           --            6.68%
                 4,883        $   47,467         4.10%             --

                                     FSA-68

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/Calvert Socially Responsible (Continued)
--------------------------------------------------------------------
  2004   Lowest contract charge 0.50% Class B (b)       $  8.50
         Highest contract charge 1.90% Class B (c)      $  7.88
         All contract charges                                --
  2003   Lowest contract charges 0.50% Class B (b)      $  8.25
         Highest contract charges 1.90% Class B (c)     $  7.75
         All contract charges                                --
  2002   Lowest contract charges 0.50% Class B (b)      $  6.48
         Highest contract charges 1.90% Class B (c)     $  6.18
         All contract charges                                --
  2001   Lowest contract charges 0.50% Class B (b)      $  8.85
         Highest contract charges 1.90% Class B (c)     $  8.56
         All contract charges                                --
EQ/Capital Guardian Growth
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B           $ 13.33
         Highest contract charge 1.90% Class B (c)      $ 11.79
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 12.75
         Highest contract charge 1.90% Class B (c)      $ 11.44
         All contract charges                                --
  2003   Lowest contract charges 0.50% Class B          $ 12.14
         Highest contract charges 1.90% Class B (c)     $ 11.05
         All contract charges                                --
  2002   Lowest contract charges 0.50% Class B          $  9.84
         Highest contract charges 1.90% Class B (c)     $  9.08
         All contract charges                                --
  2001   Lowest contract charges 0.50% Class B          $ 13.43
         Highest contract charges 1.90% Class B (c)     $ 12.57
         All contract charges                                --
EQ/Capital Guardian International
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B           $ 13.07
         Highest contract charge 1.90% Class B (c)      $ 11.89
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 11.22
         Highest contract charge 1.90% Class B (c)      $ 10.35
         All contract charges                                --
  2003   Lowest contract charges 0.50% Class B          $  9.92
         Highest contract charges 1.90% Class B (c)     $  9.29
         All contract charges                                --
  2002   Lowest contract charges 0.50% Class B          $  7.52
         Highest contract charges 1.90% Class B (c)     $  7.14
         All contract charges                                --
  2001   Lowest contract charges 0.50% Class B          $  8.90
         Highest contract charges 1.90% Class B (c)     $  8.57
         All contract charges                                --
EQ/Capital Guardian Research (h)
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B           $ 12.52
         Highest contract charge 1.90% Class B (c)      $ 11.40
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 11.87
         Highest contract charge 1.90% Class B (c)      $ 10.95
         All contract charges                                --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
EQ/Calvert Socially Responsible (Continued)
-------------------------------------------------------------------------
  2004              --               --            --            3.07%
                    --               --            --            1.62%
                 3,656         $ 31,705            --              --
  2003              --               --            --           27.31%
                    --               --            --           25.41%
                 2,756         $ 21,924            --              --
  2002              --               --            --          (26.78)%
                    --               --            --          (27.80)%
                   731         $  4,578            --              --
  2001              --               --            --            2.89%
                    --               --            --            7.16%
                    38         $    328            --              --
EQ/Capital Guardian Growth
-------------------------------------------------------------------------
  2005
                    --               --            --            4.58%
                    --               --            --            3.12%
                23,591         $283,809          0.21%             --
  2004              --               --            --            5.01%
                    --               --            --            3.53%
                20,651         $244,375            --              --
  2003              --               --            --           23.38%
                    --               --            --           21.70%
                22,285         $254,404          0.13%             --
  2002              --               --            --          (26.73)%
                    --               --            --          (27.76)%
                20,819         $194,509          0.10%             --
  2001              --               --            --          (24.85)%
                    --               --            --            6.97%
                23,007         $295,990            --              --
EQ/Capital Guardian International
-------------------------------------------------------------------------
  2005
                    --               --            --           16.51%
                    --               --            --           14.91%
                56,000         $728,289          1.67%             --
  2004              --               --            --           13.04%
                    --               --            --           11.45%
                49,365         $543,898          1.64%             --
  2003              --               --            --           31.91%
                    --               --            --           30.11%
                34,025         $323,809          1.54%             --
  2002              --               --            --          (15.51)%
                    --               --            --          (16.69)%
                15,843         $114,882          1.42%             --
  2001              --               --            --          (21.24)%
                    --               --            --            7.25%
                11,548         $ 99,965          1.77%             --
EQ/Capital Guardian Research (h)
-------------------------------------------------------------------------
  2005
                    --               --            --            5.53%
                    --               --            --            4.05%
                59,370         $704,554          0.56%             --
  2004              --               --            --           10.35%
                    --               --            --            8.80%
                61,357         $694,282          0.67%             --

                                     FSA-69

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/Capital Guardian Research (h) (Continued)
--------------------------------------------------------------------
  2003   Lowest contract charges 0.50% Class B           $ 10.76
         Highest contract charges 1.90% Class B (c)      $ 10.07
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $  8.22
         Highest contract charges 1.90% Class B (c)      $  7.80
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 10.97
         Highest contract charges 1.90% Class B (c)      $ 10.56
         All contract charges                                 --
EQ/Capital Guardian U.S. Equity (f)
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 12.28
         Highest contract charge 1.90% Class B (c)       $ 11.33
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 11.65
         Highest contract charge 1.90% Class B (c)       $ 10.75
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 10.71
         Highest contract charges 1.90% Class B (c)      $ 10.02
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $  7.89
         Highest contract charges 1.90% Class B (c)      $  7.49
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 10.39
         Highest contract charges 1.90% Class B (c)      $ 10.00
         All contract charges                                 --
EQ/Caywood-Scholl High Yield Bond Equity
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (p)        $ 10.46
         Highest contract charge 1.90% Class B (p)       $ 10.36
         All contract charges                                 --
EQ/Equity 500 Index
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 29.22
         Highest contract charge 1.90% Class B (c)       $ 24.71
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 28.13
         Highest contract charge 1.90% Class B (c)       $ 24.12
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 25.65
         Highest contract charges 1.90% Class B (c)      $ 22.31
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 20.16
         Highest contract charges 1.90% Class B (c)      $ 17.79
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 26.11
         Highest contract charges 1.90% Class B (c)      $ 23.37
         All contract charges                                 --
EQ/Evergreen International Bond
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (q)        $  9.77
         Highest contract charge 1.90% Class B (q)       $  9.74
         All contract charges                                 --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
EQ/Capital Guardian Research (h) (Continued)
-------------------------------------------------------------------------
  2003              --                --           --           30.90%
                    --                --           --           29.10%
                54,622        $  562,488         0.48%             --
  2002              --                --           --          (25.07)%
                    --                --           --          (26.14)%
                40,818        $  324,026         0.43%             --
  2001              --                --           --          ( 2.49)%
                    --                --           --           11.48%
                 7,485        $   79,895         0.22%             --
EQ/Capital Guardian U.S. Equity (f)
-------------------------------------------------------------------------
  2005
                    --                --           --            5.43%
                    --                --           --            5.38%
                77,247        $  905,335         5.74%             --
  2004              --                --           --            8.78%
                    --                --           --            7.25%
                73,991        $  825,881         0.53%             --
  2003              --                --           --           35.74%
                    --                --           --           33.78%
                56,813        $  583,096         0.39%             --
  2002              --                --           --          (24.06)%
                    --                --           --          (25.10)%
                24,868        $  189,328         0.42%             --
  2001              --                --           --          ( 2.53)%
                    --                --           --           12.51%
                16,170        $  163,523         0.32%             --
EQ/Caywood-Scholl High Yield Bond Equity
-------------------------------------------------------------------------
  2005
                    --                --           --            4.56%
                    --                --           --            3.58%
                 3,193        $   33,180        15.00%             --
EQ/Equity 500 Index
-------------------------------------------------------------------------
  2005
                    --                --           --            3.88%
                    --                --           --            2.42%
                76,052        $1,537,157         3.21%             --
  2004              --                --           --            9.68%
                    --                --           --            8.14%
                67,829        $1,471,224         1.53%             --
  2003              --                --           --           27.21%
                    --                --           --           25.40%
                50,505        $1,166,468         1.51%             --
  2002              --                --           --          (22.79)%
                    --                --           --          (23.88)%
                30,324        $  561,948         1.04%             --
  2001              --                --           --          (12.62)%
                    --                --           --            7.81%
                24,226        $  586,435         0.85%             --
EQ/Evergreen International Bond
-------------------------------------------------------------------------
  2005
                    --                --           --          ( 2.31)%
                    --                --           --          ( 2.63)%
                   659        $    6,422           --              --

                                     FSA-70

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/Evergreen Omega
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B           $  9.07
         Highest contract charge 1.90% Class B (c)      $  8.21
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $  8.77
         Highest contract charge 1.90% Class B (c)      $  8.05
         All contract charges                                --
  2003   Lowest contract charges 0.50% Class B          $  8.23
         Highest contract charges 1.90% Class B (c)     $  7.67
         All contract charges                                --
  2002   Lowest contract charges 0.50% Class B          $  5.99
         Highest contract charges 1.90% Class B (c)     $  5.66
         All contract charges                                --
  2001   Lowest contract charges 0.95% Class B          $  7.81
         Highest contract charges 1.90% Class B (c)     $  7.59
         All contract charges                                --
EQ/FI Mid Cap
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B           $ 12.23
         Highest contract charge 1.90% Class B (c)      $ 11.35
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 11.56
         Highest contract charge 1.90% Class B (c)      $ 10.87
         All contract charges                                --
  2003   Lowest contract charges 0.50% Class B          $ 10.01
         Highest contract charges 1.90% Class B (c)     $  9.55
         All contract charges                                --
  2002   Lowest contract charges 0.50% Class B          $  7.01
         Highest contract charges 1.90% Class B (c)     $  6.78
         All contract charges                                --
  2001   Lowest contract charges 0.50% Class B          $  8.64
         Highest contract charges 1.90% Class B (c)     $  8.48
         All contract charges                                --
EQ/FI Mid Cap Value
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B           $ 17.04
         Highest contract charge 1.90% Class B (c)      $ 15.07
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 15.38
         Highest contract charge 1.90% Class B (c)      $ 13.80
         All contract charges                                --
  2003   Lowest contract charges 0.50% Class B          $ 13.12
         Highest contract charges 1.90% Class B (c)     $ 11.94
         All contract charges                                --
  2002   Lowest contract charges 0.50% Class B          $  9.89
         Highest contract charges 1.90% Class B (c)     $  9.13
         All contract charges                                --
  2001   Lowest contract charges 0.50% Class B          $ 11.66
         Highest contract charges 1.90% Class B (c)     $ 10.91
         All contract charges                                --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
EQ/Evergreen Omega
-------------------------------------------------------------------------
  2005
                    --               --            --            3.44%
                    --               --            --            1.99%
                15,270         $147,725          3.07%             --
  2004              --               --            --            6.51%
                    --               --            --            5.01%
                15,623         $142,569          0.35%             --
  2003              --               --            --           37.40%
                    --               --            --           35.51%
                 9,822         $ 78,212            --              --
  2002              --               --            --          (24.37)%
                    --               --            --          (25.43)%
                 2,262         $ 13,052            --              --
  2001              --               --            --          (17.79)%
                    --               --            --            8.89%
                   464         $  3,565          0.01%             --
EQ/FI Mid Cap
-------------------------------------------------------------------------
  2005
                    --               --            --            5.84%
                    --               --            --            4.35%
                70,729         $867,602         14.06%             --
  2004              --               --            --           15.45%
                    --               --            --           13.82%
                64,623         $740,923          7.05%             --
  2003              --               --            --           42.80%
                    --               --            --           40.88%
                49,567         $483,002            --              --
  2002              --               --            --          (18.87)%
                    --               --            --          (20.05)%
                18,844         $129,102          0.01%             --
  2001              --               --            --          (13.86)%
                    --               --            --           16.73%
                 9,447         $ 80,508          0.23%             --
EQ/FI Mid Cap Value
-------------------------------------------------------------------------
  2005
                    --               --            --           10.77%
                    --               --            --            9.21%
                54,946         $832,305         11.71%             --
  2004              --               --            --           17.26%
                    --               --            --           15.61%
                46,228         $648,657          9.37%
  2003              --               --            --           32.65%
                    --               --            --           30.78%
                35,841         $441,408          0.48%             --
  2002              --               --            --          (15.18)%
                    --               --            --          (16.32)%
                18,536         $173,781          0.70%             --
  2001              --               --            --            3.46%
                    --               --            --           13.94%
                 7,454         $ 82,875          0.97%             --

                                     FSA-71

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/GAMCO Mergers and Acquisitions
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (p)        $ 10.56
         Highest contract charge 1.90% Class B (p)       $ 10.46
         All contract charges                                 --
EQ/GAMCO Small Company Value
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (k)        $ 27.24
         Highest contract charge 1.90% Class B (k)       $ 21.28
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (k)        $ 26.24
         Highest contract charge 1.90% Class B (k)       $ 20.79
         All contract charges                                 --
EQ/International Growth
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (p)        $ 11.56
         Highest contract charge 1.90% Class B (p)       $ 11.46
         All contract charges                                 --
EQ/Janus Large Cap Growth
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $  6.67
         Highest contract charge 1.90% Class B (c)       $  6.19
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $  6.25
         Highest contract charge 1.90% Class B (c)       $  5.88
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $  5.60
         Highest contract charges 1.90% Class B (c)      $  5.34
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $  4.47
         Highest contract charges 1.90% Class B (c)      $  4.33
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $  6.45
         Highest contract charges 1.90% Class B (c)      $  6.33
         All contract charges                                 --
EQ/JPMorgan Core Bond
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 14.95
         Highest contract charge 1.90% Class B (c)       $ 13.35
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 14.70
         Highest contract charge 1.90% Class B (c)       $ 13.31
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 14.19
         Highest contract charges 1.90% Class B (c)      $ 13.04
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 13.80
         Highest contract charges 1.90% Class B (c)      $ 12.85
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 12.65
         Highest contract charges 1.90% Class B (c)      $ 11.96
         All contract charges                                 --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
EQ/GAMCO Mergers and Acquisitions
-------------------------------------------------------------------------
  2005
                    --                --           --            5.64%
                    --                --           --            4.65%
                 2,307        $   24,225         5.91%             --
EQ/GAMCO Small Company Value
-------------------------------------------------------------------------
  2005
                    --                --           --            3.80%
                    --                --           --            2.34%
                 5,611        $  129,461        10.84%             --
  2004              --                --           --           13.51%
                    --                --           --           13.22%
                   797        $   17,882         8.20%             --
EQ/International Growth
-------------------------------------------------------------------------
  2005
                    --                --           --           15.64%
                    --                --           --           14.56%
                 1,394        $   16,015         2.07%             --
EQ/Janus Large Cap Growth
-------------------------------------------------------------------------
  2005
                    --                --           --            6.75%
                    --                --           --            5.25%
                31,429        $  227,980           --              --
  2004              --                --           --           11.59%
                    --                --           --           10.02%
                30,303        $  194,427         0.26%             --
  2003              --                --           --           25.28%
                    --                --           --           23.33%
                28,669        $  156,361           --              --
  2002              --                --           --          (30.70)%
                    --                --           --          (31.60)%
                19,297        $   84,342           --              --
  2001              --                --           --          (23.40)%
                    --                --           --           10.07%
                12,636        $   80,396         0.01%             --
EQ/JPMorgan Core Bond
-------------------------------------------------------------------------
  2005
                    --                --           --            1.71%
                    --                --           --            0.28%
                93,448        $1,190,350         3.56%             --
  2004              --                --           --            3.58%
                    --                --           --            2.12%
                80,724        $1,064,120         4.41%
  2003              --                --           --            2.84%
                    --                --           --            1.48%
                72,059        $  963,308         3.72%             --
  2002              --                --           --            9.09%
                    --                --           --            7.44%
                51,512        $  676,993         5.39%             --
  2001              --                --           --            7.39%
                    --                --           --          ( 0.84)%
                34,831        $  423,723         5.43%             --

                                     FSA-72

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/JPMorgan Value Opportunities
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 14.58
         Highest contract charge 1.90% Class B (c)       $ 12.89
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 14.10
         Highest contract charge 1.90% Class B (c)       $ 12.64
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 12.78
         Highest contract charges 1.90% Class B (c)      $ 11.62
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 10.13
         Highest contract charges 1.90% Class B (c)      $  9.34
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 12.57
         Highest contract charges 1.90% Class B (c)      $ 11.77
         All contract charges                                 --
EQ/Lazard Small Cap Value
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 18.39
         Highest contract charge 1.90% Class B (c)       $ 16.42
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 17.65
         Highest contract charge 1.90% Class B (c)       $ 15.99
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 15.15
         Highest contract charges 1.90% Class B (c)      $ 13.92
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 11.08
         Highest contract charges 1.90% Class B (c)      $ 10.33
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 12.93
         Highest contract charges 1.90% Class B (c)      $ 12.22
         All contract charges                                 --
EQ/Legg Mason Value Equity
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (q)        $ 10.66
         Highest contract charge 1.90% Class B (q)       $ 10.63
         All contract charges                                 --
EQ/Long Term Bond
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (p)        $ 10.06
         Highest contract charge 1.90% Class B (p)       $  9.96
         All contract charges                                 --
EQ/Lord Abbett Growth and Income
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (p)        $ 10.66
         Highest contract charge 1.90% Class B (p)       $ 10.56
         All contract charges                                 --
EQ/Lord Abbett Large Cap Core
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (p)        $ 10.62
         Highest contract charge 1.90% Class B (p)       $ 10.52
         All contract charges                                 --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
EQ/JPMorgan Value Opportunities
-------------------------------------------------------------------------
  2005
                    --               --            --            3.41%
                    --               --            --            1.95%
                35,102         $468,128          1.50%             --
  2004              --               --            --           10.33%
                    --               --            --            8.78%
                38,178         $499,166          1.28%             --
  2003              --               --            --           26.16%
                    --               --            --           24.41%
                39,281         $471,766          1.42%             --
  2002              --               --            --          (19.41)%
                    --               --            --          (20.65)%
                36,586         $351,427          1.36%             --
  2001              --               --            --          ( 7.30)%
                    --               --            --            5.36%
                36,246         $436,613          0.96%             --
EQ/Lazard Small Cap Value
-------------------------------------------------------------------------
  2005
                    --               --            --            4.16%
                    --               --            --            2.70%
                56,358         $874,837          9.24%             --
  2004              --               --            --           16.52%
                    --               --            --           14.88%
                52,025         $811,982         11.71%
  2003              --               --            --           36.75%
                    --               --            --           34.75%
                38,520         $549,902          1.38%             --
  2002              --               --            --          (14.31)%
                    --               --            --          (15.47)%
                22,123         $233,903          0.79%             --
  2001              --               --            --           17.12%
                    --               --            --           17.57%
                13,643         $169,843          4.42%             --
EQ/Legg Mason Value Equity
-------------------------------------------------------------------------
  2005
                    --               --            --            6.62%
                    --               --            --            6.26%
                 2,464         $ 26,219          0.13%             --
EQ/Long Term Bond
-------------------------------------------------------------------------
  2005
                    --               --            --            0.56%
                    --               --            --          ( 0.38)%
                 4,300         $ 42,957          6.93%             --
EQ/Lord Abbett Growth and Income
-------------------------------------------------------------------------
  2005
                    --               --            --            6.59%
                    --               --            --            5.59%
                 3,072         $ 35,532          1.42%             --
EQ/Lord Abbett Large Cap Core
-------------------------------------------------------------------------
  2005
                    --               --            --            6.21%
                    --               --            --            5.22%
                 2,022         $ 21,339          0.84%             --

                                     FSA-73

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/Lord Abbett Mid Cap Value
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (p)        $ 11.21
         Highest contract charge 1.90% Class B (p)       $ 11.11
         All contract charges                                 --
EQ/Marsico Focus
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (b)        $ 15.82
         Highest contract charge 1.90% Class B (c)       $ 14.88
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (b)        $ 14.36
         Highest contract charge 1.90% Class B (c)       $ 13.70
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B (b)       $ 13.06
         Highest contract charges 1.90% Class B (c)      $ 12.63
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B (b)       $ 10.01
         Highest contract charges 1.90% Class B (c)      $  9.82
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B (b)       $ 11.37
         Highest contract charges 1.90% Class B (c)      $ 11.32
         All contract charges                                 --
EQ/Mercury Basic Value Equity
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (e)        $ 21.84
         Highest contract charge 1.90% Class B (c)       $ 19.32
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B (e)        $ 21.32
         Highest contract charge 1.90% Class B (c)       $ 19.12
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B (e)       $ 19.38
         Highest contract charges 1.90% Class B (c)      $ 17.63
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B (e)       $ 14.84
         Highest contract charges 1.90% Class B (c)      $ 13.70
         All contract charges                                 --
  2001   Lowest contract charges 0.95% Class B           $ 17.53
         Highest contract charges 1.90% Class B (c)      $ 16.76
         All contract charges                                 --
EQ/Mercury International Value
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 19.90
         Highest contract charge 1.90% Class B (c)       $ 17.60
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 18.04
         Highest contract charge 1.90% Class B (c)       $ 16.18
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 14.90
         Highest contract charges 1.90% Class B (c)      $ 13.56
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $ 11.70
         Highest contract charges 1.90% Class B (c)      $ 10.80
         All contract charges                                 --

                            Years Ended December 31,
         ---------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- -------------
EQ/Lord Abbett Mid Cap Value
-------------------------------------------------------------------------
  2005
                    --                --           --           12.11%
                    --                --           --           11.07%
                 9,142        $  101,817         1.70%             --
EQ/Marsico Focus
-------------------------------------------------------------------------
  2005
                    --                --           --           10.15%
                    --                --           --            8.61%
                91,026        $1,281,504         2.74%             --
  2004              --                --           --            9.96%
                    --                --           --            8.41%
                69,842        $  931,060           --              --
  2003              --                --           --           30.45%
                    --                --           --           28.62%
                50,777        $  646,010           --              --
  2002              --                --           --          (11.96)%
                    --                --           --          (13.25)%
                11,834        $  116,998         0.04%             --
  2001              --                --           --           13.36%
                    --                --           --            6.88%
                   328        $    3,718           --              --
EQ/Mercury Basic Value Equity
-------------------------------------------------------------------------
  2005
                    --                --           --            2.44%
                    --                --           --            1.00%
                43,949        $  723,084         5.63%             --
  2004              --                --           --           10.02%
                    --                --           --            8.47%
                40,543        $  701,451         5.74%
  2003              --                --           --           30.58%
                    --                --           --           28.69%
                25,890        $  466,739         0.68%             --
  2002              --                --           --          (17.09)%
                    --                --           --          (18.26)%
                13,004        $  183,216         1.18%             --
  2001              --                --           --            4.53%
                    --                --           --           14.66%
                 8,262        $  141,613         3.46%             --
EQ/Mercury International Value
-------------------------------------------------------------------------
  2005
                    --                --           --           10.28%
                    --                --           --            8.74%
                44,488        $  754,971         1.84%             --
  2004              --                --           --           21.04%
                    --                --           --           19.33%
                34,210        $  557,170         1.66%
  2003              --                --           --           27.35%
                    --                --           --           25.56%
                29,705        $  415,925         2.52%             --
  2002              --                --           --          (17.02)%
                    --                --           --          (18.18)%
                23,303        $  258,604         0.64%             --

                                     FSA-74

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/Mercury International Value (Continued)
--------------------------------------------------------------------
  2001   Lowest contract charges 0.50% Class B           $ 14.10
         Highest contract charges 1.90% Class B (c)      $ 13.20
         All contract charges                                 --
EQ/MFS Emerging Growth Companies
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 15.29
         Highest contract charge 1.90% Class B (c)       $ 13.52
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 14.09
         Highest contract charge 1.90% Class B (c)       $ 12.64
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $ 12.58
         Highest contract charges 1.90% Class B (c)      $ 11.44
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $  9.77
         Highest contract charges 1.90% Class B (c)      $  9.02
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $ 14.96
         Highest contract charges 1.90% Class B (c)      $ 14.00
         All contract charges                                 --
EQ/MFS Investors Trust
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 10.08
         Highest contract charge 1.90% Class B (c)       $  9.13
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $  9.45
         Highest contract charge 1.90% Class B (c)       $  8.68
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $  8.53
         Highest contract charges 1.90% Class B (c)      $  7.94
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $  7.02
         Highest contract charges 1.90% Class B (c)      $  6.64
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $  8.94
         Highest contract charges 1.90% Class B (c)      $  8.56
         All contract charges                                 --
EQ/Money Market
--------------------------------------------------------------------
  2005   Unit Value 0.00% to 1.90%
         Lowest contract charge 0.00% Class B            $ 39.77
         Highest contract charge 1.90% Class B (c)       $ 24.88
         All contract charges                                 --
  2004   Lowest contract charge 0.00% Class B            $ 38.75
         Highest contract charge 1.90% Class B (c)       $ 24.71
         All contract charges                                 --
  2003   Lowest contract charges 0.00% Class B           $ 38.46
         Highest contract charges 1.90% Class B (c)      $ 25.00
         All contract charges                                 --
  2002   Lowest contract charges 0.00% Class B           $ 38.24
         Highest contract charges 1.90% Class B (c)      $ 25.34
         All contract charges                                 --
  2001   Lowest contract charges 0.00% Class B           $ 37.77
         Highest contract charges 1.90% Class B (c)      $ 25.51
         All contract charges                                 --

                             Years Ended December 31,
         ----------------------------------------------------------------
          Units Outstanding   Net Assets     Investment         Total
               (000's)          (000's)    Income ratio**     Return***
         ------------------- ------------ ---------------- --------------
EQ/Mercury International Value (Continued)
--------------------------------------------------------------------------
  2001              --               --            --           (21.93)%
                    --               --            --             4.31%
                21,672         $292,625          0.66%              --
EQ/MFS Emerging Growth Companies
--------------------------------------------------------------------------
  2005
                    --               --            --             8.48%
                    --               --            --             6.96%
                19,808         $272,973            --               --
  2004              --               --            --            12.06%
                    --               --            --            10.48%
                20,997         $272,395            --
  2003              --               --            --            28.76%
                    --               --            --            26.84%
                21,351         $252,025            --               --
  2002              --               --            --           (34.70)%
                    --               --            --           (35.57)%
                20,399         $188,909            --               --
  2001              --               --            --            34.36%
                    --               --            --            14.88%
                23,969         $342,882          0.02%              --
EQ/MFS Investors Trust
--------------------------------------------------------------------------
  2005
                    --               --            --             6.66%
                    --               --            --             5.16%
                30,163         $294,159          0.49%              --
  2004              --               --            --            10.84%
                    --               --            --             9.28%
                32,507         $295,494          0.58%
  2003              --               --            --            21.51%
                    --               --            --            19.58%
                32,811         $266,998          0.69%              --
  2002              --               --            --           (21.48)%
                    --               --            --           (22.43)%
                25,059         $169,062          0.55%              --
  2001              --               --            --           (16.37)%
                    --               --            --             5.14%
                24,165         $209,512          0.44%              --
EQ/Money Market
--------------------------------------------------------------------------
  2005
                    --               --            --             2.62%
                    --               --            --             0.68%
                24,414         $483,274          2.57%              --
  2004              --               --            --             0.78%
                    --               --            --           ( 1.14)%
                22,453         $474,277          0.74%              --
  2003              --               --            --             0.56%
                    --               --            --           ( 1.35)%
                22,249         $587,929          0.52%              --
  2002              --               --            --             1.24%
                    --               --            --           ( 0.67)%
                26,987         $751,628          3.15%              --
  2001              --               --            --             3.56%
                    --               --            --             0.00%
                24,948         $690,107          3.76%              --

                                     FSA-75

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/Montag & Caldwell Growth
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (k)       $  4.90
         Highest contract charge 1.90% Class B (k)      $  4.43
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (k)       $  4.67
         Highest contract charge 1.90% Class B (k)      $  4.28
         All contract charges                                --
EQ/PIMCO Real Return
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (p)       $  9.99
         Highest contract charge 1.90% Class B (p)      $  9.90
         All contract charges                                --
EQ/Short Duration Bond
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (p)       $ 10.04
         Highest contract charge 1.90% Class B (p)      $  9.94
         All contract charges                                --
EQ/Small Company Index
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B           $ 15.81
         Highest contract charge 1.90% Class B (c)      $ 14.12
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B           $ 15.24
         Highest contract charge 1.90% Class B (c)      $ 13.80
         All contract charges                                --
  2003   Lowest contract charges 0.50% Class B          $ 13.02
         Highest contract charges 1.90% Class B (c)     $ 11.95
         All contract charges                                --
  2002   Lowest contract charges 0.50% Class B          $  8.97
         Highest contract charges 1.90% Class B (c)     $  8.35
         All contract charges                                --
  2001   Lowest contract charges 0.50% Class B          $ 11.40
         Highest contract charges 1.90% Class B (c)     $ 10.77
         All contract charges                                --
EQ/TCW Equity
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (k)       $ 20.25
         Highest contract charge 1.90% Class B (k)      $ 15.82
         Unit Value 0.50% to 1.90%*                          --
  2004   Lowest contract charge 0.50% Class B (k)       $ 19.57
         Highest contract charge 1.90% Class B (k)      $ 15.50
         All contract charges                                --
EQ/UBS Growth and Income
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%*
         Lowest contract charge 0.50% Class B (k)       $  5.90
         Highest contract charge 1.90% Class B (k)      $  5.33
         All contract charges                                --
  2004   Lowest contract charge 0.50% Class B (k)       $  5.44
         Highest contract charge 1.90% Class B (k)      $  4.99
         All contract charges                                --

                            Years Ended December 31,
         --------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- ------------
EQ/Montag & Caldwell Growth
------------------------------------------------------------------------
  2005
                    --               --            --           4.88%
                    --               --            --           3.41%
                 4,693         $ 21,467          0.44%            --
  2004              --               --            --           7.93%
                    --               --            --           7.65%
                   451         $  1,993          0.48%
EQ/PIMCO Real Return
------------------------------------------------------------------------
  2005
                    --               --            --         ( 0.09)%
                    --               --            --         ( 1.02)%
                15,284         $151,723          5.48%            --
EQ/Short Duration Bond
------------------------------------------------------------------------
  2005
                    --               --            --           0.36%
                    --               --            --         ( 0.58)%
                 1,852         $ 18,465          2.64%            --
EQ/Small Company Index
------------------------------------------------------------------------
  2005
                    --               --            --           3.74%
                    --               --            --           2.28%
                26,002         $364,087          5.86%            --
  2004              --               --            --          17.08%
                    --               --            --          15.44%
                24,789         $343,808          4.24%            --
  2003              --               --            --          45.15%
                    --               --            --          43.11%
                19,516         $239,728          0.37%            --
  2002              --               --            --         (21.32)%
                    --               --            --         (22.47)%
                 8,384         $ 71,737          0.61%            --
  2001              --               --            --           1.60%
                    --               --            --          18.29%
                 5,542         $ 60,777          0.58%            --
EQ/TCW Equity
------------------------------------------------------------------------
  2005
                    --               --            --           3.47%
                    --               --            --           2.02%
                 2,742         $ 47,015            --             --
  2004              --               --            --          12.32%
                    --               --            --          12.03%
                   265         $  4,449            --             --
EQ/UBS Growth and Income
------------------------------------------------------------------------
  2005
                    --               --            --           8.46%
                    --               --            --           6.94%
                 6,468         $ 35,639          1.24%            --
  2004              --               --            --          11.67%
                    --               --            --          11.38%
                   449         $  2,306          3.51%            --

                                     FSA-76

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Continued)

December 31, 2005

7. Accumulation Unit Values (Continued)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.
                                                       Years Ended
                                                      December 31,
                                                      -------------
                                                       Units value
                                                      -------------
EQ/Van Kampen Comstock
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (p)        $ 10.49
         Highest contract charge 1.90% Class B (p)       $ 10.39
         All contract charges                                 --
EQ/Van Kampen Emerging Markets Equity
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B            $ 14.98
         Highest contract charge 1.90% Class B (c)       $ 13.30
         All contract charges                                 --
  2004   Lowest contract charge 0.50% Class B            $ 11.34
         Highest contract charge 1.90% Class B (c)       $ 10.21
         All contract charges                                 --
  2003   Lowest contract charges 0.50% Class B           $  9.21
         Highest contract charges 1.90% Class B (c)      $  8.42
         All contract charges                                 --
  2002   Lowest contract charges 0.50% Class B           $  5.94
         Highest contract charges 1.90% Class B (c)      $  5.50
         All contract charges                                 --
  2001   Lowest contract charges 0.50% Class B           $  6.34
         Highest contract charges 1.90% Class B (c)      $  5.96
         All contract charges                                 --
EQ/Van Kampen Mid Cap Growth
--------------------------------------------------------------------
  2005   Unit Value 0.50% to 1.90%
         Lowest contract charge 0.50% Class B (p)        $ 12.44
         Highest contract charge 1.90% Class B (p)       $ 12.33
         All contract charges                                 --
EQ/Wells Fargo Montgomery Small Cap
--------------------------------------------------------------------
  2005   Unit Value 1.25% to 1.70%
         Lowest contract charge 1.25% Class B (k)        $ 11.97
         Highest contract charge 1.70% Class B (k)       $ 11.86
         All contract charges                                 --
  2004   Lowest contract charge 1.25% Class B (k)        $ 11.37
         Highest contract charge 1.70% Class B (k)       $ 11.36
         All contract charges                                 --
Laudus Rosenberg VIT Value Long/Short Equity
--------------------------------------------------------------------
  2005   Unit Value 1.20% to 1.70%
         Lowest contract charge 1.20% Class B (i)        $ 10.79
         Highest contract charge 1.70% Class B (l)       $ 10.94
         All contract charges                                 --
  2004   Lowest contract charge 1.20% Class B (i)        $ 10.16
         Highest contract charge 1.70% Class B (l)       $ 10.35
         All contract charges                                 --
  2003   Lowest contract charge 1.25% Class B (l)        $ 10.17
         Highest contract charge 1.70% Class B (l)       $ 10.16
         All contract charges                                 --
U.S. Real Estate -- Class II
--------------------------------------------------------------------
  2005   Unit Value 1.20% to 1.70%
         Lowest contract charge 1.20% Class B (i)        $ 14.69
         Highest contract charge 1.70% Class B (l)       $ 16.87
         All contract charges                                 --
  2004   Lowest contract charge 1.20% Class B (i)        $ 12.73
         Highest contract charge 1.70% Class B (l)       $ 14.70
         All contract charges                                 --

                            Years Ended December 31,
         --------------------------------------------------------------
          Units Outstanding   Net Assets     Investment        Total
               (000's)          (000's)    Income ratio**    Return***
         ------------------- ------------ ---------------- ------------
EQ/Van Kampen Comstock
------------------------------------------------------------------------
  2005
                    --               --            --           4.88%
                    --               --            --           3.90%
                 9,231         $ 96,174          2.07%            --
EQ/Van Kampen Emerging Markets Equity
------------------------------------------------------------------------
  2005
                    --               --            --          32.12%
                    --               --            --          30.27%
                38,941         $606,208          5.09%            --
  2004              --               --            --          23.06%
                    --               --            --          21.33%
                26,330         $296,336          0.74%            --
  2003              --               --            --          55.05%
                    --               --            --          53.09%
                18,796         $164,082          1.03%            --
  2002              --               --            --          (6.31)%
                    --               --            --          (7.72)%
                10,375         $ 58,530            --             --
  2001              --               --            --          (5.65)%
                    --               --            --          27.64%
                 9,079         $ 55,188            --             --
EQ/Van Kampen Mid Cap Growth
------------------------------------------------------------------------
  2005
                    --               --            --          24.44%
                    --               --            --          23.28%
                 3,164         $ 39,124            --             --
EQ/Wells Fargo Montgomery Small Cap
------------------------------------------------------------------------
  2005
                    --               --            --           5.25%
                    --               --            --           4.37%
                   782         $  9,257            --             --
  2004              --               --            --          14.31%
                    --               --            --          14.22%
                    24         $    282            --             --
Laudus Rosenberg VIT Value Long/Short Equity
------------------------------------------------------------------------
  2005
                    --               --            --           6.22%
                    --               --            --           5.69%
                11,318         $123,394          9.36%            --
  2004              --               --            --           1.27%
                    --               --            --           1.87%
                 3,869         $ 39,780            --
  2003              --               --            --           1.72%
                    --               --            --           1.60%
                    95         $    966            --             --
U.S. Real Estate -- Class II
------------------------------------------------------------------------
  2005
                    --               --            --          15.35%
                    --               --            --          14.77%
                16,427         $269,893          3.73%            --
  2004              --               --            --          12.47%
                    --               --            --          33.76%
                 9,422         $131,961          2.39%            --

                                     FSA-77

AXA EQUITABLE LIFE INSURANCE COMPANY
SEPARATE ACCOUNT NO. 49

Notes to Financial Statements (Concluded)

December 31, 2005

7. Accumulation Unit Values (Concluded)

        (Concluded)

   Shown below is accumulation unit value information for units outstanding throughout the periods indicated.

                                                                                   Years Ended December 31,
                                                      ------------------------------------------------------------------------------
                                                                           Units          Net Assets     Investment         Total
                                                      Units Value   Outstanding (000's)     (000's)    Income Ratio**     Return***
                                                      ------------ --------------------- ------------ ---------------- -------------
U.S. Real Estate -- Class II (Continued)
----------------------------------------
     2003 Lowest contract charges 1.25% Class B (l)     $ 11.00             --                 --             --          10.00%
          Highest contract charges 1.70% Class B (l)    $ 10.99             --                 --             --           9.90%
          All contract charges                               --            188             $2,058             --             --


(a) A substitution of EQ/Evergreen Foundation and Mercury World Strategy for AXA Moderate Allocation occurred on May 18, 2001. Units in AXA Moderate Allocation were made available for sale on May 18, 2001.
(b) Units were made available for sale on September 4, 2001.
(c) Units were made available for sale on October 8, 2001.
(d) Units were made available on January 14, 2002.
(e) Units were made available for sale on April 1, 2002.
(f) A substitution of EQ/AXP New Dimensions Portfolio for the EQ/Capital Guardian U.S. Equity Portfolio occurred on July 12, 2002.
(g) A substitution of EQ/AXP Strategy Aggressive Portfolio for the EQ/Alliance Small Cap Growth Portfolio occurred on July 12, 2002.
(h) A substitution of EQ/MFS Research Portfolio for the EQ/Capital Guardian Research Portfolio occurred on November 22, 2002.
(i) Units were made available for sale on February 13, 2004.
(j) A substitution of EQ/Technology Portfolio for AXA Premier VIP Technology occurred on May 14, 2004 (See Note 5).
(k) Units were made available for sale on October 25, 2004.
(l) Units were made available on September 22, 2003.
(m) A substitution of EQ/Alliance Growth Investors Portfolio for the AXA Moderate Allocation Portfolio occurred on November 22, 2002.
(n) A substitution of EQ/Alliance Global Portfolio for the EQ/Alliance International Portfolio occurred on November 22, 2002.
(o) A substitution of EQ/International Equity Index Portfolio for EQ/Alliance International Portfolio occurred on May 2, 2003.
(p) Units were made available for sale on May 9, 2005.
(q) Units were made available for sale on October 17, 2005.
(r) Units were made available for sale on August 5, 2002.

* Expenses as a percentage of average net assets (0.00%, 0.50%, 0.95%, 1.20%, 1.25%, 1.35%, 1.40%, 1.50%, 1.55%, 1.60%, 1.65%, 1.70%, 1.80%, and 1.90%
    annualized) consisting primarily of mortality and expense charges, for each period indicated. The ratios included only those expenses that result in direct reduction to unit values. Charges made directly to contract owner account through the redemption of units and expenses of the underlying fund have been excluded. The summary may not reflect the minimum and maximum contract charges offered by the Company as contractowners may not have selected all available and applicable contract options.

** The investment income ratio represents the dividends, excluding distributions of capital gains, received by the Account from the underlying mutual fund, net of trust fees and expenses, divided by the average net assets. These ratios exclude those expenses, such as asset-based charges, that result in direct reductions in the unit values. The recognition of investment income by the Account is affected by the timing of the declaration of dividends by the underlying fund in which the Account invests.

*** These amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated for each period indicated from the effective date through the end of the reporting period.

                                     FSA-78

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of AXA Equitable Life Insurance Company:

In our opinion, based on our audits and the reports of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of AXA Equitable Life Insurance Company and its subsidiaries ("AXA Equitable") at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the AXA Equitable's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of AllianceBernstein L.P. and AllianceBernstein Holding L.P., subsidiaries of AXA Equitable, as of and for the year ended December 31, 2005, whose statements reflect total assets of seven percent of the related consolidated total as of December 31, 2005 and total revenues of thirty-six percent of the related consolidated total for the year ended December 31, 2005. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for AllianceBernstein L.P. and AllianceBernstein Holding L.P., is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As discussed in Note 2 of the Notes to Consolidated Financial Statements, in 2004, AXA Equitable changed its method of accounting for variable interest entities and certain nontraditional long-duration contracts and for Separate Accounts.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 17, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein L.P.:

We have audited the accompanying consolidated statements of financial condition of AllianceBernstein L.P. and subsidiaries ("AllianceBernstein"), formerly Alliance Capital Management L.P., as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AllianceBernstein's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO), and our report dated February 24, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

February 24, 2006

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The General Partner and Unitholders
AllianceBernstein Holding L.P.

We have audited the accompanying statements of financial condition of AllianceBernstein Holding L.P. ("AllianceBernstein Holding"), formerly Alliance Capital Management Holding L.P., as of December 31, 2005 and 2004, and the related statements of income, changes in partners' capital and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the management of the General Partner. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AllianceBernstein Holding as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of AllianceBernstein Holding's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
New York, New York

February 24, 2006

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2005 AND 2004

                                                                                   2005                 2004
                                                                              -----------------    -----------------
                                                                                         (IN MILLIONS)

ASSETS
Investments:
  Fixed maturities available for sale, at estimated fair value................$    30,034.8        $    30,722.3
  Mortgage loans on real estate...............................................      3,233.9              3,131.9
  Equity real estate, held for the production of income.......................        658.2                643.2
  Policy loans................................................................      3,824.2              3,831.4
  Other equity investments....................................................      1,122.1              1,010.5
  Other invested assets.......................................................      1,290.9              1,053.3
                                                                              -----------------    -----------------
      Total investments.......................................................     40,164.1             40,392.6
Cash and cash equivalents.....................................................      1,112.1              1,739.6
Cash and securities segregated, at estimated fair value.......................      1,720.8              1,489.0
Broker-dealer related receivables.............................................      2,929.1              2,187.7
Deferred policy acquisition costs.............................................      7,557.3              6,813.9
Goodwill and other intangible assets, net.....................................      3,758.8              3,761.4
Amounts due from reinsurers...................................................      2,604.4              2,549.6
Loans to affiliates...........................................................        400.0                400.0
Other assets..................................................................      3,723.5              3,600.9
Separate Accounts' assets.....................................................     69,997.0             61,559.4
                                                                              -----------------    -----------------

TOTAL ASSETS................................................................  $   133,967.1        $   124,494.1
                                                                              =================    =================

LIABILITIES
Policyholders' account balances.............................................  $    27,194.0        $    26,875.1
Future policy benefits and other policyholders liabilities..................       13,997.8             14,099.6
Broker-dealer related payables..............................................        1,226.9                945.9
Customers related payables..................................................        2,924.3              2,658.7
Amounts due to reinsurers...................................................        1,028.3                994.0
Short-term and long-term debt...............................................          855.4              1,255.5
Loans from affiliates.......................................................          325.0                   -
Income taxes payable........................................................        2,821.9              2,714.8
Other liabilities...........................................................        1,786.6              1,859.6
Separate Accounts' liabilities..............................................       69,997.0             61,559.4
Minority interest in equity of consolidated subsidiaries....................        2,096.4              2,040.4
Minority interest subject to redemption rights..............................          271.6                266.6
                                                                              -----------------    -----------------
      Total liabilities.....................................................      124,525.2            115,269.6
                                                                              -----------------    -----------------

Commitments and contingencies (Notes 12, 14, 15, 16 and 17)

SHAREHOLDER'S EQUITY
Common stock, $1.25 par value, 2.0 million shares authorized,
   issued and outstanding...................................................            2.5                  2.5
Capital in excess of par value..............................................        4,976.3              4,890.9
Retained earnings...........................................................        4,030.8              3,457.0
Accumulated other comprehensive income......................................          432.3                874.1
                                                                              -----------------    -----------------
Total shareholder's equity..................................................        9,441.9              9,224.5
                                                                              -----------------    -----------------

TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY..................................  $   133,967.1        $   124,494.1
                                                                              =================    =================

                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                       CONSOLIDATED STATEMENTS OF EARNINGS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                      2005               2004               2003
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

REVENUES
Universal life and investment-type product
  policy fee income...........................................   $    1,889.3       $     1,595.4      $     1,376.7
Premiums......................................................          881.7               879.6              889.4
Net investment income.........................................        2,492.8             2,501.4            2,386.9
Investment gains (losses), net................................           55.4                65.0              (62.3)
Commissions, fees and other income............................        3,632.3             3,383.5            2,811.8
                                                                -----------------  -----------------  -----------------
      Total revenues..........................................        8,951.5             8,424.9            7,402.5
                                                                -----------------  -----------------  -----------------

BENEFITS AND OTHER DEDUCTIONS
Policyholders' benefits.......................................        1,859.8             1,867.1            1,708.2
Interest credited to policyholders' account balances..........        1,065.5             1,038.1              969.7
Compensation and benefits.....................................        1,804.4             1,604.9            1,327.0
Commissions...................................................        1,128.7             1,017.3              991.9
Distribution plan payments....................................          292.0               374.2              370.6
Amortization of deferred sales commissions....................          132.0               177.4              208.6
Interest expense..............................................           76.3                76.8               82.3
Amortization of deferred policy acquisition costs.............          601.3               472.9              434.6
Capitalization of deferred policy acquisition costs...........       (1,199.4)           (1,015.9)            (990.7)
Rent expense..................................................          165.2               185.0              165.8
Amortization of other intangible assets.......................           23.6                22.9               21.9
AllianceBernstein charge for mutual fund matters
  and legal proceedings.......................................             -                   -               330.0
Other operating costs and expenses............................          957.1               930.0              832.4
                                                                -----------------  -----------------  -----------------
      Total benefits and other deductions.....................        6,906.5             6,750.7            6,452.3
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations before
    income taxes and minority interest........................        2,045.0             1,674.2              950.2
Income taxes..................................................         (519.5)             (396.3)            (240.5)
Minority interest in net income of consolidated subsidiaries..         (466.9)             (384.1)            (188.7)
                                                                -----------------  -----------------  -----------------

Earnings from continuing operations...........................        1,058.6               893.8              521.0
Earnings from discontinued operations, net of income taxes....           15.2                 7.9                3.4
Gain on sale of discontinued operations, net of income taxes..             -                 31.1                 -
Cumulative effect of accounting changes, net of
    income taxes..............................................             -                 (2.9)                -
                                                                -----------------  -----------------  -----------------
Net Earnings..................................................   $    1,073.8       $       929.9      $       524.4
                                                                =================  =================  =================



                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
    CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                         2005               2004               2003
                                                                   -----------------   ----------------   ----------------
                                                                                       (IN MILLIONS)

SHAREHOLDER'S EQUITY
Common stock, at par value, beginning and end of year.............  $         2.5       $        2.5       $        2.5
                                                                   -----------------   ----------------   ----------------

Capital in excess of par value, beginning of year.................        4,890.9            4,848.2            4,812.8
Changes in capital in excess of par value.........................           85.4               42.7               35.4
                                                                   -----------------   ----------------   ----------------
Capital in excess of par value, end of year.......................        4,976.3            4,890.9            4,848.2
                                                                   -----------------   ----------------   ----------------

Retained earnings, beginning of year..............................        3,457.0            3,027.1            2,902.7
Net earnings......................................................        1,073.8              929.9              524.4
Dividends on common stock.........................................         (500.0)            (500.0)            (400.0)
                                                                   -----------------   ----------------   ----------------
Retained earnings, end of year....................................        4,030.8            3,457.0            3,027.1
                                                                   -----------------   ----------------   ----------------

Accumulated other comprehensive income, beginning of year.........          874.1              892.8              681.1
Other comprehensive (loss) income.................................         (441.8)             (18.7)             211.7
                                                                   -----------------   ----------------   ----------------
Accumulated other comprehensive income, end of year...............          432.3              874.1              892.8
                                                                   -----------------   ----------------   ----------------

Total Shareholder's Equity, End of Year...........................  $     9,441.9       $    9,224.5       $    8,770.6
                                                                   =================   ================   ================

COMPREHENSIVE INCOME

Net earnings......................................................  $     1,073.8       $      929.9       $      524.4
                                                                   -----------------   ----------------   ----------------
Change in unrealized (losses) gains, net of reclassification
   adjustments....................................................         (441.8)             (31.1)             211.7
Cumulative effect of accounting changes...........................             -                12.4                 -
                                                                   -----------------   ----------------   ----------------
Other comprehensive (loss) income.................................         (441.8)             (18.7)             211.7
                                                                   -----------------   ----------------   ----------------
Comprehensive Income..............................................  $       632.0       $      911.2       $      736.1
                                                                   =================   ================   ================



                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                       2005                2004               2003
                                                                 -----------------   -----------------  -----------------
                                                                                      (IN MILLIONS)

Net earnings..................................................    $     1,073.8       $      929.9       $       524.4
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
  Interest credited to policyholders' account balances........          1,065.5            1,038.1               969.7
  Universal life and investment-type product
    policy fee income.........................................         (1,889.3)          (1,595.4)           (1,376.7)
  Net change in broker-dealer and customer related
    receivables/payables......................................           (347.4)             379.6                22.5
  Investment (gains) losses, net..............................            (55.4)             (65.0)               62.3
  Change in deferred policy acquisition costs.................           (598.1)            (543.0)             (556.1)
  Change in future policy benefits............................             64.4              129.3               (97.4)
  Change in property and equipment............................             (7.5)             (69.3)              (55.8)
  Change in income tax payable................................            340.5              349.6               246.3
  Change in accounts payable and accrued expenses.............             23.7              (27.4)              276.8
  Change in segregated cash and securities, net...............           (231.8)            (203.2)             (111.5)
  Minority interest in net income of consolidated subsidiaries            466.9              384.1               188.7
  Change in fair value of guaranteed minimum income
    benefit reinsurance contracts.............................            (42.6)             (61.0)               91.0
  Amortization of deferred sales commissions..................            132.0              177.4               208.6
  Amortization of other intangible assets, net................             23.6               22.9                21.9
  Other, net..................................................            (63.5)             197.0               272.6
                                                                 -----------------   -----------------  -----------------

Net cash used provided by operating activities................            (45.2)           1,043.6               687.3
                                                                 -----------------   -----------------  -----------------

Cash flows from investing activities:
  Maturities and repayments...................................          2,926.2            3,341.9             4,216.4
  Sales.......................................................          2,432.9            2,983.6             4,818.2
  Purchases...................................................         (5,869.1)          (7,052.5)          (11,457.9)
  Change in short-term investments............................             13.8              (18.4)              610.7
  Purchase of minority interest in consolidated subsidiary ...               -              (410.7)                 -
  Other, net..................................................           (131.5)             169.7                89.3
                                                                 -----------------   -----------------  -----------------

Net cash used by investing activities.........................           (627.7)            (986.4)           (1,723.3)
                                                                 -----------------   -----------------  -----------------

Cash flows from financing activities:
  Policyholders' account balances:
   Deposits...................................................          3,816.8            4,029.4             5,639.1
   Withdrawals and transfers to Separate Accounts.............         (2,779.1)          (2,716.0)           (3,181.1)
  Net change in short-term financings.........................               -                  -                (22.1)
  Repayments of long-term.....................................           (400.0)                -                   -
  Increase in loans from affiliates...........................            325.0                 -                   -
  Shareholder dividends paid..................................           (500.0)            (500.0)             (400.0)
  Other, net..................................................           (417.3)            (130.1)             (270.4)
                                                                 -----------------   -----------------  -----------------

Net cash provided by financing activities.....................             45.4              683.3             1,765.5
                                                                 -----------------   -----------------  -----------------

Change in cash and cash equivalents...........................           (627.5)             740.5               729.5
Cash and cash equivalents, beginning of year..................          1,739.6              999.1               269.6
                                                                 -----------------   -----------------  -----------------

Cash and Cash Equivalents, End of Year........................    $     1,112.1       $    1,739.6       $       999.1
                                                                 =================   =================  =================

                      AXA EQUITABLE LIFE INSURANCE COMPANY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                   (CONTINUED)

                                                                      2005               2004               2003
                                                                -----------------  -----------------  -----------------
                                                                                    (IN MILLIONS)

Supplemental cash flow information:
  Interest Paid...............................................   $       74.5       $        86.2      $        91.0
                                                                =================  =================  =================
  Income Taxes Paid (Refunded) ...............................   $      146.5       $       154.4      $       (45.7)
                                                                =================  =================  =================







                 See Notes to Consolidated Financial Statements.

                      AXA EQUITABLE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1)      ORGANIZATION

        In 2004, The Equitable Life Assurance Society of the United States was renamed AXA Equitable Life Insurance Company ("AXA Equitable"). AXA Equitable, collectively with its consolidated subsidiaries (the "Company"), is an indirect, wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial," and collectively with its consolidated subsidiaries, "AXA Financial Group"). The Company's insurance business, which comprises the Insurance segment, is conducted principally by AXA Equitable and its wholly owned life insurance subsidiary, AXA Life and Annuity Company ("AXA Life"), whose name was changed in 2004 from The Equitable of Colorado. The Company's investment management business, which comprises the Investment Services segment, is principally conducted by AllianceBernstein L.P. (formerly Alliance Capital Management L.P., and collectively with its consolidated subsidiaries ("AllianceBernstein")).

        In October 2000, AllianceBernstein acquired substantially all of the assets and liabilities of SCB Inc., formerly known as Sanford C. Bernstein, Inc. ("Bernstein"). In the fourth quarter of 2002, the Company acquired 8.16 million units in AllianceBernstein ("AllianceBernstein Units") at the aggregate market price of $249.7 million from SCB Inc. and SCB Partners, Inc. under a preexisting agreement (see Note 2 of Notes to Consolidated Financial Statements). In March and December 2004, the Company acquired a total of 10.7 million AllianceBernstein Units at the aggregated market price of $410.7 million from SCB Inc. and SCB Partners, Inc. under this preexisting agreement. As a result of the 2004 transactions, the Company recorded additional goodwill of $217.9 million and other intangible assets of $26.9 million. The Company's consolidated economic interest in AllianceBernstein was 46.3% at December 31, 2005, and together with its ownership with other AXA Financial Group companies, the consolidated economic interests in AllianceBernstein was approximately 61.1%.

        In July 2004, AXA Financial completed its acquisition of The MONY Group Inc. ("MONY"). The acquisition provides AXA Financial Group with additional scale in distribution, client base and assets under management.

        AXA, a French holding company for an international group of insurance and related financial services companies, has been AXA Financial's largest shareholder since 1992. In 2000, AXA acquired the approximately 40% of outstanding AXA Financial common stock ("Common Stock") it did not already own. On January 2, 2001, AXA Merger Corp. ("AXA Merger"), a wholly owned subsidiary of AXA, was merged with and into AXA Financial, resulting in AXA Financial Group becoming a wholly owned subsidiary of AXA.

2)      SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation and Principles of Consolidation
        -----------------------------------------------------

        The preparation of the accompanying consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accompanying consolidated financial statements reflect all adjustments necessary in the opinion of management to present fairly the consolidated financial position of the Company and its consolidated results of operations and cash flows for the periods presented.

        The accompanying consolidated financial statements include the accounts of AXA Equitable and its subsidiary engaged in insurance related businesses (collectively, the "Insurance Group"); other subsidiaries, principally AllianceBernstein; and those investment companies, partnerships and joint ventures in which AXA Equitable or its subsidiaries has control and a majority economic interest as well as those variable interest entities ("VIEs") that meet the requirements for consolidation.

        All significant intercompany transactions and balances except those with discontinued operations have been eliminated in consolidation. The years "2005," "2004" and "2003" refer to the years ended December 31, 2005, 2004 and 2003, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform those periods to the current presentation.

        Closed Block
        ------------

        As a result of demutualization, the Closed Block was established in 1992 for the benefit of certain individual participating policies that were in force on that date. Assets, liabilities and earnings of the Closed Block are specifically identified to support its participating policyholders.

        Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of AXA Financial. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of AXA Equitable's General Account, any of its Separate Accounts or any affiliate of AXA Equitable without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block that would be recognized in income over the period the policies and contracts in the Closed Block remain in force.

        Discontinued Operations
        -----------------------

        In 1991, management discontinued the business of certain pension operations principally consisting of group non-participating wind-up annuity products ("Wind-up Annuities"), the terms of which were fixed at issue, which were sold to corporate sponsors of terminated qualified defined benefit plans, for which a premium deficiency reserve has been established. Management reviews the adequacy of the allowance for future losses each quarter and makes adjustments when necessary. Management believes the allowance for future losses at December 31, 2005 is adequate to provide for all future losses; however, the determination of the allowance involves numerous estimates and subjective judgments regarding the expected performance of invested assets held by Wind-up Annuities ("Discontinued Operations Investment Assets"). There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of Wind-up Annuities differ from management's current estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in Wind-up Annuities. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result. See Note 8 of Notes to Consolidated Financial Statements.

        Equity real estate classified as held-for-sale is included in Discontinued Operations.

        Accounting Changes
        ------------------

        On May 19, 2004, the Financial Accounting Standards Board (the "FASB") approved the issuance of FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003", that provides guidance on employers' accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("MMA") signed into law in December 2003. FSP No. 106-2 became effective for the first interim or annual period beginning after June 15, 2004 and required the effects of the MMA, including estimates of the Federal subsidy to employers whose plans provide a prescription drug benefit that is at least as valuable as (i.e., "actuarially equivalent" to) the new Medicare Part D benefit, to be reflected in measurements of the accumulated postretirement benefits obligation and net periodic postretirement benefit cost made on or after the date of enactment. As permitted by FSP No. 106-2, the Company initially elected to defer these remeasurements and to provide required disclosures pending regulations regarding the determination of eligibility for the Federal subsidy under the MMA. As more fully described in Note 13 of Notes to Consolidated Financial Statements, following consideration of regulations and guidance issued by the Center for Medicare and Medicaid Services, the Company completed its transition to FSP No. 106-2 in fourth quarter 2005 by reducing the accumulated benefits obligations of the Company's retiree medical plans as at January 1, 2005 to give effect to the subsidy expected to be received in 2006 and future years. These remeasurements resulted in an aggregate decrease in the annual net periodic postretirement benefits costs for 2005 of approximately $7.4 million.

        At March 31, 2004, the Company completed its transition to the consolidation and disclosure requirements of FASB Interpretation ("FIN") No. 46(R), "Consolidation of Variable Interest Entities, Revised".

        At December 31, 2005 and 2004, the Insurance Group's General Account held $5.8 million and $34.1 million of investment assets issued by VIEs and determined to be significant variable interests under FIN No. 46(R). At December 31, 2005 and 2004, as reported in the consolidated balance sheet, these investments included $4.7 million and $32.9 million of fixed maturities (collateralized debt and loan obligations) and $1.1 million and $1.2 million of other equity investments (principally investment limited partnership interests) and are subject to ongoing review for impairment in value. These VIEs do not require consolidation because management has determined that the Insurance Group is not the primary beneficiary. These variable interests at December 31, 2005 represent the Insurance Group's maximum exposure to loss from its direct involvement with the VIEs. The Insurance Group has no further economic interest in these VIEs in the form of related guarantees, commitments, derivatives, credit enhancements or similar instruments and obligations.

        Management of AllianceBernstein has reviewed its investment management agreements and its investments in and other financial arrangements with certain entities that hold client assets under management to determine the entities that AllianceBernstein is required to consolidate under FIN No. 46(R). These include certain mutual fund products domiciled in Luxembourg, India, Japan, Singapore and Australia (collectively, the "Offshore Funds"), hedge funds, structured products, group trusts and joint ventures.

        As a result of its review, in second and third quarters of 2004, AllianceBernstein had consolidated an investment in a joint venture and its funds under management. At December 31, 2004, AllianceBernstein sold this investment and accordingly, no longer consolidates this investment and its funds under management.

        AllianceBernstein derived no direct benefit from client assets under management of these entities other than investment management fees and cannot utilize those assets in its operations.

        AllianceBernstein has significant variable interests in certain other VIEs with approximately $403.0 million in client assets under management. However, these VIEs do not require consolidation because management has determined that AllianceBernstein is not the primary beneficiary. AllianceBernstein's maximum exposure to loss in these entities is limited to its nominal investments in and prospective investment management fees earned from these entities.

        Effective January 1, 2004, the Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts". SOP 03-1 required a change in the Company's accounting policies relating to (a) general account interests in separate accounts,
        (b) assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts,
        (c) liabilities related to group pension participating contracts, and
        (d) liabilities related to certain mortality and annuitization benefits, such as the no lapse guarantee feature contained in variable and interest-sensitive life policies.

        The adoption of SOP 03-1 required changes in several of the Company's accounting policies relating to separate account assets and liabilities. The Company now reports the General Account's interests in separate accounts as trading account securities in the consolidated balance sheet; prior to the adoption of SOP 03-1, such interests were included in Separate Accounts' assets. Also, the assets and liabilities of two Separate Accounts are now presented and accounted for as General Account assets and liabilities, effective January 1, 2004. Investment assets in these Separate Accounts principally consist of fixed maturities that are classified as available for sale in the accompanying consolidated financial statements. These two Separate Accounts hold assets and liabilities associated with market value adjusted fixed rate investment options available in certain variable annuity contracts. In addition, liabilities associated with the market value adjustment feature are now reported at the accrued account balance. Prior to the adoption of SOP 03-1, such liabilities had been reported at market adjusted value.

        Prior to the adoption of SOP 03-1, the liabilities for group pension participating contracts were adjusted only for changes in the fair value of certain related investment assets that were reported at fair value in the balance sheet (including fixed maturities and equity securities classified as available for sale, but not equity real estate or mortgage loans) with changes in the liabilities recorded directly in Accumulated other comprehensive income to offset the unrealized gains and losses on the related assets. SOP 03-1 required an adjustment to the liabilities for group pension participating contracts to reflect the fair value of all the assets on which those contracts' returns are based, regardless of whether those assets are reported at fair value in the balance sheet. Changes in the liability related to fluctuations in asset fair values are now reported as Interest credited to policyholders' account balances in the consolidated statements of earnings.

        In addition, the adoption of SOP 03-1 resulted in a change in the method of determining liabilities associated with the no lapse guarantee feature contained in variable and interest-sensitive life contracts. While both the Company's previous method of establishing the no lapse guarantee reserve and the SOP 03-1 method are based on accumulation of a portion of the charges for the no lapse guarantee feature, SOP 03-1 specifies a different approach for identifying the portion of the fee to be accrued and establishing the related reserve.

        The adoption of SOP 03-1 as of January 1, 2004 resulted in a decrease in 2004 net earnings of $2.9 million and an increase in other comprehensive income of $12.4 million related to the cumulative effect of the required changes in accounting. The determination of liabilities associated with group pension participating contracts and mortality and annuitization benefits, as well as related impacts on deferred acquisition costs, is based on models that involve numerous estimates and subjective judgments. There can be no assurance that the ultimate actual experience will not differ from management's estimates.

        New Accounting Pronouncements
        -----------------------------

        On May 30, 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," a replacement of Accounting Principles Board Opinion ("APB") No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include transition provisions. To enhance comparability, this statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The cumulative effect of the change is reported in the carrying value of assets and liabilities as of the first period presented, with the offset applied to opening retained earnings. Each period presented is adjusted to show the period specific effects of the change. Only direct effects of the change will be retrospectively recognized; indirect effects will be recognized in the period of change. SFAS No. 154 carries forward without change APB No. 20's guidance for reporting the correction of an error and a change in accounting estimate as well as SFAS No. 3's provisions governing reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        AXA Equitable accounts for its stock option plans and other stock-based compensation plans using the intrinsic value method in accordance with the provisions of APB No. 25 "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the opinion, stock option awards result in compensation expense only if the current market price of the underlying stock exceeds the option strike price at the grant date. See Note 21 of Notes to Consolidated Financial Statements for the pro forma disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

        On December 16, 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment," requiring the cost of all share-based payments to employees, including stock options, stock appreciation rights, and certain employee stock purchase plans, to be recognized in the financial statements based on their fair values. By ruling of the Securities and Exchange Commission ("SEC"), effective April 21, 2005, public companies were permitted to delay their initial adoption of SFAS No. 123(R) from the first interim period to the first annual period beginning on or after June 15, 2005. Consequently, the Company implemented SFAS 123(R) effective January 1, 2006 and will reflect the resulting impacts of adoption in its financial reporting for first quarter 2006. As more fully described in Note 21 of Notes to Consolidated Financial Statements, the Company elected under SFAS No. 123, "Accounting for Stock-Based Compensation," to continue to account for stock-based compensation using the intrinsic value method prescribed by APB No. 25, and its related interpretations, and to provide only pro-forma disclosure of the effect on net earnings from applying the fair value based method. Accordingly, adoption of SFAS No. 123(R) will result in compensation expense for certain types of the Company's equity-settled award programs for which no cost previously would have been charged to net earnings under APB No. 25, such as for employee options to purchase AXA American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. Similarly, certain types of the Company's cash-settled award programs, such as stock appreciation rights, may be expected to result in different amounts of compensation expense or different patterns of expense recognition under SFAS No. 123(R) as compared to APB No. 25.

        To effect its adoption of SFAS No. 123(R) on January 1, 2006, AXA Financial Group elected the "modified prospective method" of transition to the new accounting and reporting requirements for share-based payments. Consequently, the resulting impacts of adoption to be reflected in the Company's financial reporting for first quarter 2006 will not include a restatement of prior-period results to reflect the original recognition provisions of SFAS No. 123 as would be required under the alternative "modified retrospective method" of transition. Under the modified prospective method, the Company will be required to apply the measurement, recognition, and attribution requirements of SFAS 123(R) to new awards and to awards modified, repurchased or cancelled after January 1, 2006. In addition, the modified prospective method will require the Company to recognize compensation expense over the remaining future service/vesting periods for the unvested portions of awards outstanding at January 1, 2006, applying the same estimates of fair value and the same attribution method used previously to prepare SFAS No. 123 pro forma disclosures. The unrecognized compensation cost associated with unvested stock option awards as at January 1, 2006 was approximately $13.7 million ($8.9 million after-tax) and, under SFAS No. 123(R), will result in incremental expense in the Consolidated Statements of Earnings of the Company over a weighted average remaining service/vesting period of approximately 2.0 years. Absent additional forfeiture considerations, results for 2006 would be expected to include approximately $7.5 million ($4.8 million after tax) of additional compensation expense as related to unvested stock option awards at January 1, 2006 as a result of the adoption of SFAS 123(R).

        The full impact of adoption of SFAS 123(R) cannot be predicted at this time because it is largely dependent upon the nature and levels of share-based payments granted in the future. Nonetheless, while there exist differences between certain requirements of SFAS Nos. 123 and 123(R), the estimated impacts in previous periods of applying a fair-value approach to accounting for share-based awards made to employees of the Company are described and/or disclosed on a pro-forma basis in Note 21 of Notes to Consolidated Financial Statements. Management is continuing to assess the impacts of adoption of SFAS 123(R), including accounting for the income tax effects of share-based compensation, for which the Company likely will elect the transition alternative available for income taxes provided by the November 10, 2005 issuance of FSP No. 123(R)-3, "Transitions Election Related to Accounting for the Tax Effects of Share-Based Payment Awards". In addition, management is continuing to assess the impacts of the related amendment to SFAS No. 95, "Statement of Cash Flows," that in periods subsequent to adoption of SFAS 123(R) will require tax deductions in excess of recognized compensation cost to be classified as resulting from a financing activity rather than as an operating cash flow as currently required.

        Neither SFAS No. 123 nor SFAS No. 123(R) prescribe or specify a preference for a particular valuation technique or model for estimating the fair value of employee stock options and similar awards but instead require consideration of certain factors in selecting one that is appropriate for the unique substantive characteristics of the instruments awarded and one that can be supported by information that is available, such as exercise behavior. In its implementation of SFAS 123(R), the Company expects to continue to use the Black-Scholes-Merton formula to estimate the fair values of employee stock options. As more fully described in Note 21 of Notes to Consolidated Financial Statements, and consistent with the fair value measurement objectives of SFAS 123 and SFAS 123 (R), beginning with awards granted in 2005, the Company modified its methodologies for developing the expected stock price volatility and expected dividend assumptions used in this pricing formula. With respect to the valuation of options to purchase AXA ADRs, these changes each represent a change in accounting estimate under SFAS No. 154, "Accounting Changes and Error Corrections," and, accordingly, will be applied prospectively in determining the fair values of employee stock options to be measured and accounted for in accordance with SFAS No. 123(R).

        On September 19, 2005, the American Institute of Certified Public Accountants ("AICPA") released SOP 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts". The SOP requires identification of transactions that result in a substantial change in an insurance contract. Transactions subject to review include internal contract exchanges, contract modifications via amendment, rider or endorsement and elections of benefits, features or rights contained within the contract. If determined that a substantial change has occurred, the related DAC/VOBA and other related balances must be written off. The SOP is effective for transactions occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. Restatement of previously issued annual financial statements is not permitted, and disclosure of the pro forma effects of retroactive application or the pro forma effect on the year of adoption is not required. Management is currently assessing the potential impact of this new guidance on the consolidated financial results of the Company.

        Investments
        -----------

        The carrying values of fixed maturities identified as available for sale are reported at estimated fair value. Changes in estimated fair value are reported in comprehensive income. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

        Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or on its collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the collateral value measurement method is used.

        Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

        Real estate held for the production of income, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net.

        Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years.

        Real estate investments meeting the following criteria are classified as real estate held-for-sale:

        o Management having the authority to approve the action commits the organization to a plan to sell the property.
        o The property is available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets.
        o An active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated and are continuing.
        o The sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year.
        o The asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value.
        o Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

        Real estate held-for-sale is stated at depreciated cost less valuation allowances. Valuation allowances on real estate held-for-sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held-for-sale.

        Real estate held-for-sale is included in the Other assets line in the consolidated balance sheets. The results of operations for real estate held-for-sale in each of the three years ended December 31, 2005 were not significant.

        Valuation allowances are netted against the asset categories to which they apply.

        Policy loans are stated at unpaid principal balances.

        Partnerships, investment companies and joint venture interests in which the Company has control and a majority economic interest (that is, greater than 50% of the economic return generated by the entity) or those that meet FIN No. 46(R) requirements for consolidation are consolidated; those in which the Company does not have control and a majority economic interest and those that do not meet FIN No. 46(R) requirements for consolidation are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

        Equity securities include common stock and non-redeemable preferred stock classified as either trading or available for sale securities, are carried at estimated fair value and are included in other equity investments.

        Short-term investments are stated at amortized cost, which approximates fair value, and are included with other invested assets.

        Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

        All securities owned as well as United States government and agency securities, mortgage-backed securities, futures and forwards transactions are recorded in the consolidated financial statements on a trade date basis.

        Net Investment Income, Investment Gains (Losses), Net and Unrealized
        --------------------------------------------------------------------
        Investment Gains (Losses)
        -------------------------

        Net investment income and realized investment gains (losses), net (together "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are offset by amounts reflected as interest credited to policyholders' account balances.

        Realized investment gains (losses) are determined by identification with the specific asset and are presented as a component of revenue. Changes in the valuation allowances are included in investment gains or losses.

        Realized and unrealized holding gains (losses) on trading securities are reflected in net investment income.

        Unrealized investment gains and losses on fixed maturities and equity securities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred income taxes, amounts attributable to Wind-up Annuities, Closed Block policyholders dividend obligation and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.

        Recognition of Insurance Income and Related Expenses
        ----------------------------------------------------

        Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

        Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

        For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as revenue when due with any excess profit deferred and recognized in income in a constant relationship to insurance in-force or, for annuities, the amount of expected future benefit payments.

        Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.

        Deferred Policy Acquisition Costs
        ---------------------------------

        Acquisition costs that vary with and are primarily related to the acquisition of new and renewal insurance business, including commissions, underwriting, agency and policy issue expenses, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

        For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group as a constant percentage of estimated gross profits arising principally from investment results, Separate Account fees, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. A decrease in expected gross profits would accelerate DAC amortization. Conversely, an increase in expected gross profits would slow DAC amortization. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        A significant assumption in the amortization of DAC on variable and interest-sensitive life insurance and variable annuities relates to projected future Separate Account performance. Management sets expected future gross profit assumptions related to Separate Account performance using a long-term view of expected average market returns by applying a reversion to the mean approach. In applying this approach to develop estimates of future returns, it is assumed that the market will return to an average gross long-term return estimate, developed with reference to historical long-term equity market performance and subject to assessment of the reasonableness of resulting estimates of future return assumptions. For purposes of making this reasonableness assessment, management has set limitations as to maximum and minimum future rate of return assumptions, as well as a limitation on the duration of use of these maximum or minimum rates of return. Currently, the average gross long-term annual return estimate is 9.0% (6.88% net of product weighted average Separate Account fees), and the gross maximum and minimum annual rate of return limitations are 15.0% (12.88% net of product weighted average Separate Account fees) and 0% (-2.12% net of product weighted average Separate Account fees), respectively. The maximum duration over which these rate limitations may be applied is 5 years. This approach will continue to be applied in future periods. If actual market returns continue at levels that would result in assuming future market returns of 15% for more than 5 years in order to reach the average gross long-term return estimate, the application of the 5 year maximum duration limitation would result in an acceleration of DAC amortization. Conversely, actual market returns resulting in assumed future market returns of 0% for more than 5 years would result in a required deceleration of DAC amortization. As of December 31, 2005, current projections of future average gross market returns assume a 3.5% return for 2006, which is within the maximum and minimum limitations, and assume a reversion to the mean of 9.0% after 5 quarters.

        In addition, projections of future mortality assumptions related to variable and interest-sensitive life products are based on a long-term average of actual experience. This assumption is updated quarterly to reflect recent experience as it emerges. Improvement of life mortality in future periods from that currently projected would result in future deceleration of DAC amortization. Conversely, deterioration of life mortality in future periods from that currently projected would result in future acceleration of DAC amortization. Generally, life mortality experience has been improving in recent years.

        Other significant assumptions underlying gross profit estimates relate to contract persistency and general account investment spread.

        For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 2005, the average rate of assumed investment yields, excluding policy loans, was 6.8% grading to 6.3% over 10 years. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

        For non-participating traditional life policies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

        Policyholders' Account Balances and Future Policy Benefits
        ----------------------------------------------------------

        Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.

        AXA Equitable issues certain variable annuity products with a Guaranteed Minimum Death Benefit ("GMDB") feature. AXA Equitable also issues certain variable annuity products that contain a Guaranteed Minimum Income Benefit ("GMIB") feature which, if elected by the policyholder after a stipulated waiting period from contract issuance, guarantees a minimum lifetime annuity based on predetermined annuity purchase rates that may be in excess of what the contract account value can purchase at then-current annuity purchase rates. This minimum lifetime annuity is based on predetermined annuity purchase rates applied to a guaranteed minimum income benefit base. The risk associated with the GMDB and GMIB features is that a protracted under-performance of the financial markets could result in GMDB and GMIB benefits being higher than what accumulated policyholder account balances would support. Reserves for GMDB and GMIB obligations are calculated on the basis of actuarial assumptions related to projected benefits and related contract charges generally over the lives of the contracts using assumptions consistent with those used in estimating gross profits for purposes of amortizing DAC. The determination of this estimated liability is based on models which involve numerous estimates and subjective judgments, including those regarding expected market rates of return and volatility, contract surrender rates, mortality experience, and, for GMIB, GMIB election rates. Assumptions regarding Separate Account performance used for purposes of this calculation are set using a long-term view of expected average market returns by applying a reversion to the mean approach, consistent with that used for DAC amortization. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        Reinsurance contracts covering GMIB exposure are considered derivatives under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), and, therefore, are required to be reported in the balance sheet at their fair value. GMIB reinsurance fair values are reported in the consolidated balance sheets in Other assets. Changes in GMIB reinsurance fair values are reflected in Commissions, fees and other income in the consolidated statements of earnings. Since there is no readily available market for GMIB reinsurance contracts, the determination of their fair values is based on models which involve numerous estimates and subjective judgments including those regarding expected market rates of return and volatility, GMIB election rates, contract surrender rates and mortality experience. There can be no assurance that ultimate actual experience will not differ from management's estimates.

        For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

        For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.

        For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience that, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and, after annuitization, are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.0% to 10.9% for life insurance liabilities and from 2.25% to 9.7% for annuity liabilities.

        Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. While management believes its disability income ("DI") reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.

        Claim reserves and associated liabilities net of reinsurance ceded for individual DI and major medical policies were $91.2 million and $71.7 million at December 31, 2005 and 2004, respectively. At December 31, 2005 and 2004, respectively, $1,043.9 million and $1,081.5 million of DI reserves and associated liabilities were ceded through indemnity reinsurance agreements with a singular reinsurance group. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies are summarized as follows:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Incurred benefits related to current year..........   $        35.6      $        35.0       $       33.8
       Incurred benefits related to prior years...........            50.3               12.8               (2.8)
                                                            -----------------  -----------------   -----------------
       Total Incurred Benefits............................   $        85.9      $        47.8       $       31.0
                                                            =================  =================   =================

       Benefits paid related to current year..............   $        14.8      $        12.9       $       12.1
       Benefits paid related to prior years...............            44.7               33.1               34.9
                                                            -----------------  -----------------   -----------------
       Total Benefits Paid................................   $        59.5      $        46.0       $       47.0
                                                            =================  =================   =================

        Policyholders' Dividends
        ------------------------

        The amount of policyholders' dividends to be paid (including dividends on policies included in the Closed Block) is determined annually by AXA Equitable's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by AXA Equitable.

        At December 31, 2005, participating policies, including those in the Closed Block, represent approximately 15.1% ($31.6 billion) of directly written life insurance in-force, net of amounts ceded.

        Separate Accounts
        -----------------

        Generally, Separate Accounts established under New York State Insurance Law generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent Separate Accounts assets exceed Separate Accounts liabilities. Assets and liabilities of the Separate Accounts represent the net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk. Separate Accounts' assets and liabilities are shown on separate lines in the consolidated balance sheets. Assets held in the Separate Accounts are carried at quoted market values or, where quoted values are not readily available, at estimated fair values as determined by the Insurance Group. The assets and liabilities of three Separate Accounts are presented and accounted for as General Account assets and liabilities due to the fact that not all of the investment performance in those Separate Accounts is passed through to policyholders. Two of those Separate Accounts were reclassified to the General Account in connection with the adoption of SOP 03-1 as of January 1, 2004.

        The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities and are not reported in revenues in the consolidated statements of earnings. For 2005, 2004 and 2003, investment results of such Separate Accounts were gains (losses) of $3,409.5 million, $2,191.4 million and $(466.2) million, respectively.

        Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all policies including those funded by Separate Accounts are included in revenues.

        Recognition of Investment Management Revenues and Related Expenses
        ------------------------------------------------------------------

        Commissions, fees and other income principally include Investment Management advisory and service fees. Investment Management advisory and services base fees, generally calculated as a percentage, referred to as "basis points", of assets under management for clients, are recorded as revenue as the related services are performed; they include brokerage transactions charges of Sanford C. Bernstein & Co., LLC ("SCB LLC"), a wholly owned subsidiary of AllianceBernstein, for certain retail, private client transactions and institutional investment client transactions. Certain investment advisory contracts provide for a performance-based fee in addition to or in lieu of a base fee that is calculated as either a percentage of absolute investment results or a percentage of the related investment results in excess of a stated benchmark over a specified period of time. Performance-based fees are recorded as revenue at the end of the measurement period. Institutional research services revenue consists of brokerage transaction charges received by SCB LLC and Sanford C. Bernstein Limited, a wholly owned subsidiary of AllianceBernstein, for in-depth research and other services provided to institutional investors. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Brokerage transaction charges earned and related expenses are recorded on a trade date basis. Distribution revenues and shareholder servicing fees are accrued as earned.

        Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end AllianceBernstein mutual funds sold without a front-end sales charge are capitalized as deferred sales commissions and amortized over periods not exceeding five and one-half years, the periods of time during which deferred sales commissions are generally recovered from distribution services fees received from those funds and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions in unamortized deferred sales commissions when received. At December 31, 2005 and 2004, respectively, net deferred sales commissions totaled $196.6 million and $254.5 million and are included within Other assets. The estimated amortization expense of deferred sales commission, based on December 31, 2005 net balance for each of the next five years is $84.9 million, $52.4 million, $34.3 million, $18.8 million and $5.5 million.

        AllianceBernstein's management tests the deferred sales commission asset for recoverability quarterly, or more often when events or changes in circumstances occur that could significantly increase the risk of impairment of the asset. AllianceBernstein's management determines recoverability by estimating undiscounted future cash flows to be realized from this asset, as compared to its recorded amount, as well as the estimated remaining life of the deferred sales commission asset over which undiscounted future cash flows are expected to be received. Undiscounted future cash flows consist of ongoing distribution services fees and CDSC. Distribution services fees are calculated as a percentage of average assets under management related to back-end load shares. CDSC is based on the lower of cost or current value, at the time of redemption, of back-end load shares redeemed and the point at which redeemed during the applicable minimum holding period under the mutual fund distribution system.

        Significant assumptions utilized to estimate future average assets under management and undiscounted future cash flows from back-end load shares include expected future market levels and redemption rates. Market assumptions are selected using a long-term view of expected average market returns based on historical returns of broad market indices. Future redemption rate assumptions are determined by reference to actual redemption experience over the one-year, three-year, and five-year periods ended December 31, 2005. These assumptions are updated periodically. Estimates of undiscounted future cash flows and the remaining life of the deferred sales commission asset are made from these assumptions and the aggregate undiscounted cash flows are compared to the recorded value of the deferred sales commission asset. AllianceBernstein's management considers the results of these analyses performed at various dates. If AllianceBernstein's management determines in the future that the deferred sales commission asset is not recoverable, an impairment condition would exist and a loss would be measured as the amount by which the recorded amount of the asset exceeds its estimated fair value. Estimated fair value is determined using AllianceBernstein's management's best estimate of future cash flows discounted to a present value amount.

        Other Accounting Policies
        -------------------------

        In accordance with SEC regulations, securities with a fair value of $1.72 billion and $1.49 billion have been segregated in a special reserve bank custody account at December 31, 2005 and 2004, respectively for the exclusive benefit of securities broker-dealer or brokerage customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Goodwill represents the excess of the purchase price over the fair value of identifiable assets of acquired companies, less accumulated amortization and relates principally to the Bernstein acquisition and purchases of AllianceBernstein units. Goodwill is tested annually for impairment. Goodwill, less accumulated amortization related to the Bernstein acquisition and purchases of AllianceBernstein Units totaled $3.6 billion at December 31, 2005 and 2004, respectively.

        Intangible assets related to the Bernstein acquisition and purchases of AllianceBernstein Units include costs assigned to contracts of businesses acquired. These costs continue to be amortized on a straight-line basis over estimated useful lives of twenty years. The gross carrying amount of AllianceBernstein related intangible assets were $564.1 million at December 31, 2005 and 2004, respectively and the accumulated amortization of these intangible assets were $208.5 million and $185.0 million at December 31, 2005, 2004 and 2003, respectively. Amortization expense related to the AllianceBernstein intangible assets totaled $23.5 million, $22.9 million and $21.9 million for 2005, 2004 and 2003, respectively.

        Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software and evaluated for impairment each reporting period.

        AXA Financial and certain of its consolidated subsidiaries, including the Company, file a consolidated Federal income tax return. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

        Minority interest subject to redemption rights represents the remaining
        16.3 million of private AllianceBernstein Units issued to former Bernstein shareholders in connection with AllianceBernstein's acquisition of Bernstein. AXA Financial agreed to provide liquidity to these former Bernstein shareholders after a two-year lockout period that ended October 2002. The Company acquired 10.7 million of the former Bernstein shareholders' AllianceBernstein Units in 2004. The outstanding
        16.3 million AllianceBernstein Units may be sold to AXA Financial at the prevailing market price over the remaining four years ending in 2009. Generally, not more than 20% of the original AllianceBernstein Units issued to the former Bernstein shareholders may be put to AXA Financial in any one annual period.

3)      INVESTMENTS

        The following tables provide additional information relating to fixed maturities and equity securities:

                                                                   GROSS              GROSS
                                              AMORTIZED          UNREALIZED         UNREALIZED         ESTIMATED
                                                 COST              GAINS              LOSSES           FAIR VALUE
                                            ---------------   -----------------  -----------------  ----------------
                                                                         (IN MILLIONS)

       DECEMBER 31, 2005
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    23,222.8      $      977.4       $      190.7      $   24,009.5
           Mortgage-backed...............         2,386.3               8.3               39.3           2,355.3
           U.S. Treasury, government
             and agency securities.......         1,448.7              37.5                7.6           1,478.6
           States and political
             subdivisions................           193.4              19.1                 .3             212.2
           Foreign governments...........           238.2              40.9                 .1             279.0
           Redeemable preferred stock....         1,605.5             104.9               10.2           1,700.2
                                            ----------------- -----------------  -----------------  ----------------
             Total Available for Sale....   $    29,094.9      $    1,188.1       $      248.2      $   30,034.8
                                            ================= =================  =================  ================

       Equity Securities:
         Available for sale..............   $        45.7      $        2.1       $         .4      $       47.4
         Trading securities..............              .3                .9                 .1               1.1
                                            ----------------- -----------------  -----------------  ----------------
       Total Equity Securities...........   $        46.0      $        3.0       $         .5      $       48.5
                                            ================= =================  =================  ================

       December 31, 2004
       -----------------
       Fixed Maturities:
         Available for Sale:
           Corporate.....................   $    22,285.8      $    1,684.3       $       45.3      $   23,924.8
           Mortgage-backed...............         3,472.4              47.7                9.7           3,510.4
           U.S. Treasury, government
             and agency securities.......           964.1              54.9                1.3           1,017.7
           States and political
             subdivisions................           187.1              20.6                 .8             206.9
           Foreign governments...........           245.1              47.2                 .1             292.2
           Redeemable preferred stock....         1,623.1             151.4                4.2           1,770.3
                                            ----------------- -----------------  -----------------  ----------------
             Total Available for Sale....   $    28,777.6      $    2,006.1       $       61.4      $   30,722.3
                                            ================= =================  =================  ================

       Equity Securities:
         Available for sale..............   $         1.0      $        1.2       $         .1      $        2.1
         Trading securities..............              .4               1.0                 .2               1.2
                                            ----------------- -----------------  -----------------  ----------------
       Total Equity Securities...........   $         1.4      $        2.2       $         .3      $        3.3
                                            ================= =================  =================  ================


        For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines estimated fair values using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 2005 and 2004, securities without a readily ascertainable market value having an amortized cost of $4,307.8 million and $4,138.7 million, respectively, had estimated fair values of $4,492.4 million and $4,446.0 million, respectively.

        The contractual maturity of bonds at December 31, 2005 is shown below:

                                                                                        AVAILABLE FOR SALE
                                                                               -------------------------------------
                                                                                  AMORTIZED           ESTIMATED
                                                                                     COST             FAIR VALUE
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Due in one year or less................................................  $     1,285.2       $    1,300.1
       Due in years two through five..........................................        4,632.4            4,805.1
       Due in years six through ten...........................................       11,447.8           11,739.0
       Due after ten years....................................................        7,737.7            8,135.1
       Mortgage-backed securities.............................................        2,386.3            2,355.3
                                                                               -----------------   -----------------
       Total..................................................................  $    27,489.4       $   28,334.6
                                                                               =================   =================

        Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

        The Company's management, with the assistance of its investment advisors, monitors the investment performance of its portfolio. This review process includes a quarterly review of certain assets by the Insurance Group's Investments Under Surveillance Committee that evaluates whether any investments are other than temporarily impaired. Based on the analysis, a determination is made as to the ability of the issuer to service its debt obligations on an ongoing basis. If this ability is deemed to be other than temporarily impaired, then the appropriate provisions are taken.

        The following table discloses fixed maturities (1,797 issues) that have been in a continuous unrealized loss position for less than a twelve month period and greater than a twelve month period as of December 31, 2005:

                                  LESS THAN 12 MONTHS             12 MONTHS OR LONGER                   TOTAL
                             -------------------------------  ----------------------------   ----------------------------
                                                  GROSS                          GROSS                          GROSS
                                ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED      ESTIMATED      UNREALIZED
                                FAIR VALUE       LOSSES        FAIR VALUE       LOSSES        FAIR VALUE       LOSSES
                             ---------------  --------------  -------------  -------------   -------------  -------------
                                                                    (IN MILLIONS)

   Fixed Maturities:
     Corporate.............  $     6,386.3  $      146.9    $      815.4   $       43.8    $    7,201.7   $      190.7
     Mortgage-backed.......        1,735.9          27.4           299.3           11.9         2,035.2           39.3
     U.S. Treasury,
       government and
       agency securities...          676.4           6.2            61.9            1.4           738.3            7.6
     States and political
       subdivisions........           22.7            .3              -              -             22.7             .3
     Foreign governments...            1.4            -              5.8             .1             7.2             .1
     Redeemable
       preferred stock.....          396.5           8.9            16.9            1.3           413.4           10.2
                             -------------- --------------- -------------- --------------- -------------- ---------------

   Total Temporarily
     Impaired Securities ..  $     9,219.2  $      189.7    $    1,199.3   $       58.5    $   10,418.5   $      248.2
                             ============== =============== ============== =============== ============== ===============

        The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting primarily of public high yield bonds. These corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa3/BBB- or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 2005, approximately $738.7 million or 2.5% of the $29,094.9 million aggregate amortized cost of fixed maturities held by the Company was considered to be other than investment grade.

        At December 31, 2005, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $4.0 million.

        The Insurance Group holds equity in limited partnership interests and other equity method investments. The carrying values at December 31, 2005 and 2004 were $950.7 million and $891.0 million, respectively.

        The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to zero and $17.6 million at December 31, 2005 and 2004, respectively. Gross interest income on these loans included in net investment income aggregated $0.7 million, $6.9 million and $7.8 million in 2005, 2004 and 2003, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $0.8 million, $8.5 million and $10.0 million in 2005, 2004 and 2003, respectively.

        Impaired mortgage loans along with the related investment valuation allowances for losses follow:

                                                                                         DECEMBER 31,
                                                                            ----------------------------------------
                                                                                  2005                  2004
                                                                            ------------------   -------------------
                                                                                         (IN MILLIONS)

       Impaired mortgage loans with investment valuation allowances.......   $        78.3        $        89.4
       Impaired mortgage loans without investment valuation allowances....             4.5                 10.7
                                                                            ------------------   -------------------
       Recorded investment in impaired mortgage loans.....................            82.8                100.1
       Investment valuation allowances....................................           (11.8)               (11.3)
                                                                            ------------------   -------------------
       Net Impaired Mortgage Loans........................................   $        71.0        $        88.8
                                                                            ==================   ===================

        During 2005, 2004 and 2003, respectively, the Company's average recorded investment in impaired mortgage loans was $91.2 million, $148.3 million and $180.9 million. Interest income recognized on these impaired mortgage loans totaled $8.9 million, $11.4 million and $12.3 million for 2005, 2004 and 2003, respectively.

        Mortgage loans on real estate are placed on nonaccrual status once management believes the collection of accrued interest is doubtful. Once mortgage loans on real estate are classified as nonaccrual loans, interest income is recognized under the cash basis of accounting and the resumption of the interest accrual would commence only after all past due interest has been collected or the mortgage loan on real estate has been restructured to where the collection of interest is considered likely. At December 31, 2005 and 2004, respectively, the carrying value of mortgage loans on real estate that had been classified as nonaccrual loans was $71.1 million and $79.2 million.

        The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 2005 and 2004, there was no equity real estate held-for-sale. For 2003, real estate of $2.8 million was acquired in satisfaction of debt; none was acquired in either 2005 or 2004. At December 31, 2005 and 2004, the Company owned $217.8 million and $218.8 million, respectively, of real estate acquired in satisfaction of debt of which zero and $2.2 million, respectively, are held as real estate joint ventures.

        Accumulated depreciation on real estate was $227.2 million and $207.5 million at December 31, 2005 and 2004, respectively. Depreciation expense on real estate totaled $22.6 million, $20.8 million and $38.8 million for 2005, 2004 and 2003, respectively.

        Investment valuation allowances for mortgage loans and equity real estate and changes thereto follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balances, beginning of year........................   $        11.3      $        20.5       $       55.0
       Additions charged to income........................             3.6                3.9               12.2
       Deductions for writedowns and
         asset dispositions...............................            (3.1)             (13.1)             (15.2)
       Deduction for transfer of real estate held-for-sale
         to real estate held for the production of income.              -                  -               (31.5)
                                                            -----------------  -----------------   -----------------
       Balances, End of Year..............................   $        11.8      $        11.3       $       20.5
                                                            =================  =================   =================

       Balances, end of year comprise:
         Mortgage loans on real estate....................   $        11.8      $        11.3       $       18.8
         Equity real estate...............................              -                  -                 1.7
                                                            -----------------  -----------------   -----------------
       Total..............................................   $        11.8      $        11.3       $       20.5
                                                            =================  =================   =================


4)      EQUITY METHOD INVESTMENTS

        Included in equity real estate or other equity investments, as appropriate, is the Company's interest in real estate joint ventures, limited partnership interests and investment companies accounted for under the equity method with a total carrying value of $1,070.4 million and $1,008.2 million, respectively, at December 31, 2005 and 2004. The Company's total equity in net earnings (losses) for these real estate joint ventures and limited partnership interests was $157.2 million, $66.2 million and $(4.3) million, respectively, for 2005, 2004 and 2003.

        Summarized below is the combined financial information only for those real estate joint ventures and for those limited partnership interests accounted for under the equity method in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater (3 and 6 individual ventures at December 31, 2005 and 2004, respectively) and the Company's carrying value and equity in net earnings for those real estate joint ventures and limited partnership interests:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       BALANCE SHEETS
       Investments in real estate, at depreciated cost........................  $        527.4      $       537.1
       Investments in securities, generally at estimated fair value...........           118.4              162.4
       Cash and cash equivalents..............................................            27.5               13.5
       Other assets...........................................................            18.6               23.0
                                                                               -----------------   -----------------
       Total Assets...........................................................  $        691.9      $       736.0
                                                                               =================   =================

       Borrowed funds - third party...........................................  $        282.7      $       254.3
       Other liabilities......................................................            12.4               17.4
                                                                               -----------------   -----------------
       Total liabilities......................................................           295.1              271.7
                                                                               -----------------   -----------------

       Partners' capital......................................................           396.8              464.3
                                                                               -----------------   -----------------
       Total Liabilities and Partners' Capital................................  $        691.9      $       736.0
                                                                               =================   =================

       The Company's Carrying Value in These Entities Included Above..........  $        135.6      $       168.8
                                                                               =================   =================

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       STATEMENTS OF EARNINGS
       Revenues of real estate joint ventures.............   $        98.2      $        95.2       $       95.6
         Net revenues of other limited partnership
           interests......................................             6.3               19.8               26.0
       Interest expense - third party.....................           (18.2)             (16.9)             (18.0)
       Other expenses.....................................           (62.2)             (64.0)             (61.7)
                                                            -----------------  -----------------   -----------------
       Net Earnings.......................................   $        24.1      $        34.1       $       41.9
                                                            =================  =================   =================

       The Company's Equity in Net Earnings of These
         Entities Included Above..........................   $        11.6      $        11.0       $        5.0
                                                            =================  =================   =================


5)      NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)
        The sources of net investment income follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $     1,858.7      $     1,879.5       $    1,792.6
       Mortgage loans on real estate......................           238.2              249.6              279.5
       Equity real estate.................................           126.4              124.8              136.9
       Other equity investments...........................            73.0               78.4               49.3
       Policy loans.......................................           248.8              251.0              260.1
       Short Term Investments                                        123.7               61.5               53.3
       Other investment income............................            37.0               30.5               13.5
                                                            -----------------  -----------------   -----------------

         Gross investment income..........................         2,705.8            2,675.3            2,585.2

         Investment expenses..............................          (213.0)            (173.9)            (198.3)
                                                            -----------------  -----------------   -----------------

       Net Investment Income..............................   $     2,492.8      $     2,501.4       $    2,386.9
                                                            =================  =================   =================

        Investment gains (losses) by investment category, including changes in the valuation allowances, follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Fixed maturities...................................   $        11.1      $        26.3       $     (100.7)
       Mortgage loans on real estate......................            (2.2)                .2                1.3
       Equity real estate.................................             3.9               11.6               26.8
       Other equity investments...........................            30.7               24.4                2.0
       Other..............................................            11.9                2.5                8.3
                                                            -----------------  -----------------   -----------------
         Investment Gains (Losses), Net...................   $        55.4      $        65.0       $      (62.3)
                                                            =================  =================   =================

        Writedowns of fixed maturities amounted to $31.2 million, $36.4 million and $193.2 million for 2005, 2004 and 2003, respectively. Writedowns of mortgage loans on real estate and equity real estate amounted to $1.7 million and zero, respectively, for 2005, $10.3 million and zero, respectively, for 2004 and $5.2 million and zero, respectively, for 2003.

        For 2005, 2004 and 2003, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $2,220.0 million, $2,908.3 million and $4,773.5 million. Gross gains of $53.2 million, $47.7 million and $105.1 million and gross losses of $31.1 million, $9.7 million and $39.5 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 2005, 2004 and 2003 amounted to $(1,004.8) million, $0.8 million and $416.8 million, respectively.

        In 2005, 2004 and 2003, respectively, net unrealized holding gains (losses) on trading account equity securities of $6.0 million, $9.7 million and $2.1 million were included in net investment income in the consolidated statements of earnings. These trading securities had a carrying value of $120.0 million and $117.4 million and costs of $103.7 million and $107.2 million at December 31, 2005 and 2004, respectively.

        For 2005, 2004 and 2003, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $68.6 million, $70.4 million and $76.5 million, respectively.

        Net unrealized investment gains (losses) included in the consolidated balance sheets as a component of accumulated other comprehensive income and the changes for the corresponding years, including Wind-up Annuities on a line-by-line basis, follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balance, beginning of year.........................   $       874.1      $       892.8       $      681.1
       Changes in unrealized investment gains (losses)....        (1,008.1)             (12.8)             440.8
       Changes in unrealized investment (gains) losses
         attributable to:
           Participating group annuity contracts,
              Closed Block policyholder dividend
              obligation and other........................           186.3               (1.5)             (53.0)
           DAC............................................           146.2               (2.5)             (65.7)
           Deferred income taxes..........................           233.8               (1.9)            (110.4)
                                                            -----------------  -----------------   -----------------
       Balance, End of Year...............................   $       432.3      $       874.1       $      892.8
                                                            =================  =================   =================

                                                                  2005                2004               2003
                                                            -----------------  ------------------- -----------------
                                                                                   (IN MILLIONS)

       Balance, end of year comprises:
         Unrealized investment gains (losses) on:
           Fixed maturities...............................   $       966.5      $     2,003.2       $    2,015.7
           Other equity investments.......................             1.7                1.2                1.5
           Other..........................................              -               (28.1)             (28.1)
                                                            -----------------  ------------------- -----------------
             Total........................................           968.2            1,976.3            1,989.1
         Amounts of unrealized investment (gains) losses
           attributable to:
             Participating group annuity contracts,
               Closed Block policyholder dividend
               obligation and other.......................           (89.4)            (275.7)            (274.2)
             DAC..........................................          (196.0)            (342.2)            (339.7)
             Deferred income taxes........................          (250.5)            (484.3)            (482.4)
                                                            -----------------  ------------------- -----------------
       Total..............................................   $       432.3      $       874.1       $      892.8
                                                            =================  =================== =================

        Changes in unrealized gains (losses) reflect changes in fair value of only those fixed maturities and equity securities classified as available for sale and do not reflect any changes in fair value of policyholders' account balances and future policy benefits.

6)      ACCUMULATED OTHER COMPREHENSIVE INCOME

        Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the past three years follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Unrealized gains on investments....................   $       432.3      $       874.1       $      892.8
                                                            -----------------  -----------------   -----------------
       Total Accumulated Other
         Comprehensive Income.............................   $       432.3      $       874.1       $      892.8
                                                            =================  =================   =================

        The components of other comprehensive income for the past three years follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net unrealized gains (losses) on investments:
         Net unrealized gains arising during
           the period.....................................   $      (966.2)     $        69.4       $      416.6
         (Gains) losses reclassified into net earnings
           during the period..............................           (41.9)             (82.2)              24.2
                                                            -----------------  -----------------   -----------------
       Net unrealized gains on investments................        (1,008.1)             (12.8)             440.8
       Adjustments for policyholders liabilities,
           DAC and deferred income taxes..................           566.3               (5.9)            (229.1)
                                                            -----------------  -----------------   -----------------

       Change in unrealized (losses) gains, net of
           adjustments....................................          (441.8)             (18.7)             211.7
                                                            -----------------  -----------------   -----------------
       Total Other Comprehensive (Loss) Income............   $      (441.8)     $       (18.7)      $      211.7
                                                            =================  =================   =================


 7)     CLOSED BLOCK

        The excess of Closed Block liabilities over Closed Block assets (adjusted to exclude the impact of related amounts in accumulated other comprehensive income) represents the expected maximum future post-tax earnings from the Closed Block that would be recognized in income from continuing operations over the period the policies and contracts in the Closed Block remain in force. As of January 1, 2001, the Company has developed an actuarial calculation of the expected timing of the Closed Block earnings.

        If the actual cumulative earnings from the Closed Block are greater than the expected cumulative earnings, only the expected earnings will be recognized in net income. Actual cumulative earnings in excess of expected cumulative earnings at any point in time are recorded as a policyholder dividend obligation because they will ultimately be paid to Closed Block policyholders as an additional policyholder dividend unless offset by future performance that is less favorable than originally expected. If a policyholder dividend obligation has been previously established and the actual Closed Block earnings in a subsequent period are less than the expected earnings for that period, the policyholder dividend obligation would be reduced (but not below zero). If, over the period the policies and contracts in the Closed Block remain in force, the actual cumulative earnings of the Closed Block are less than the expected cumulative earnings, only actual earnings would be recognized in income from continuing operations. If the Closed Block has insufficient funds to make guaranteed policy benefit payments, such payments will be made from assets outside the Closed Block.

        Many expenses related to Closed Block operations, including amortization of DAC, are charged to operations outside of the Closed Block; accordingly, net revenues of the Closed Block do not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.

        Summarized financial information for the Closed Block follows:

                                                                               DECEMBER 31,         December 31,
                                                                                   2005                 2004
                                                                             -----------------    -----------------
                                                                                         (IN MILLIONS)

      CLOSED BLOCK LIABILITIES:
      Future policy benefits, policyholders' account balances and other....  $     8,866.1        $     8,911.5
      Policyholder dividend obligation.....................................           73.7                264.3
      Other liabilities....................................................           28.6                 25.9
                                                                             -----------------    -----------------
      Total Closed Block liabilities.......................................        8,968.4              9,201.7
                                                                             -----------------    -----------------

      ASSETS DESIGNATED TO THE CLOSED BLOCK:
      Fixed maturities, available for sale, at estimated fair value
        (amortized cost of $5,761.5 and $5,488.6)..........................        5,908.7              5,823.2
      Mortgage loans on real estate........................................          930.3              1,098.8
      Policy loans.........................................................        1,284.4              1,322.5
      Cash and other invested assets.......................................           56.2                 37.1
      Other assets.........................................................          304.4                348.7
                                                                             -----------------    -----------------
      Total assets designated to the Closed Block..........................        8,484.0              8,630.3
                                                                             -----------------    -----------------

      Excess of Closed Block liabilities over assets designated to
         the Closed Block..................................................          484.4                571.4

      Amounts included in accumulated other comprehensive income:
         Net unrealized investment gains, net of deferred income tax expense of $25.7 and $24.6 and policyholder dividend
           obligation of $73.7 and $264.3..................................           47.8                 45.7
                                                                             -----------------    -----------------

      Maximum Future Earnings To Be Recognized From Closed Block
         Assets and Liabilities............................................  $       532.2        $       617.1
                                                                             =================    =================

        Closed Block revenues and expenses follow:

                                                                  2005               2004                 2003
                                                             ----------------  -----------------   --------------------
                                                                                    (IN MILLIONS)
      REVENUES:
      Premiums and other income............................   $      449.3      $       471.0       $      508.5
      Investment income (net of investment
         expenses of $0, $0.3, and $2.4)...................          525.9              554.8              559.2
      Investment gains (losses), net.......................            1.2               18.6              (35.7)
                                                             ----------------  -----------------   --------------------
      Total revenues.......................................          976.4            1,044.4            1,032.0
                                                             ----------------  -----------------   --------------------

      BENEFITS AND OTHER DEDUCTIONS:
      Policyholders' benefits and dividends................          842.5              883.8              924.5
      Other operating costs and expenses...................            3.4                3.5                4.0
                                                             ----------------  -----------------   --------------------
      Total benefits and other deductions..................          845.9              887.3              928.5
                                                             ----------------  -----------------   --------------------

      Net revenues before income taxes.....................          130.5              157.1              103.5
      Income tax expense...................................          (45.6)             (56.4)             (37.5)
                                                             ----------------  -----------------   --------------------
      Net Revenues.........................................   $       84.9      $       100.7       $       66.0
                                                             ================  =================   ====================

         Reconciliation of the policyholder dividend obligation follows:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Balance at beginning of year..........................................   $        264.3      $       242.1
       Unrealized investment (losses) gains...................................          (190.6)              22.2
                                                                               -----------------   -----------------
       Balance at End of Year ................................................  $         73.7      $       264.3
                                                                               =================   =================

        Impaired mortgage loans along with the related investment valuation allowances follow:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Impaired mortgage loans with investment valuation allowances...........  $         59.1      $        59.5
       Impaired mortgage loans without investment valuation allowances........             4.0                2.3
                                                                               -----------------   -----------------
       Recorded investment in impaired mortgage loans.........................            63.1               61.8
       Investment valuation allowances........................................            (7.1)              (4.2)
                                                                               -----------------   -----------------
       Net Impaired Mortgage Loans............................................  $         56.0      $        57.6
                                                                               =================   =================

        During 2005, 2004 and 2003, the Closed Block's average recorded investment in impaired mortgage loans was $59.9 million, $64.2 million and $51.9 million, respectively. Interest income recognized on these impaired mortgage loans totaled $4.1 million, $4.7 million and $2.7 million for 2005, 2004 and 2003, respectively.

        Valuation allowances amounted to $7.1 million and $4.0 million on mortgage loans on real estate at December 31, 2005 and 2004, respectively. Writedowns of fixed maturities amounted to $7.7 million, $10.8 million and $37.8 million for 2005, 2004 and 2003, respectively.

8)      WIND-UP ANNUITIES

        Summarized financial information for Wind-up Annuities follows:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                   2005                  2004
                                                                              ----------------     -----------------
                                                                                          (IN MILLIONS)

       BALANCE SHEETS
       Fixed maturities, available for sale, at estimated fair value
         (amortized cost of $796.9 and $643.6)..............................   $      823.5         $      702.1
       Equity real estate...................................................          197.5                190.1
       Mortgage loans on real estate........................................            6.7                 21.4
       Other invested assets................................................            3.2                  4.7
                                                                              ----------------     -----------------
         Total investments..................................................        1,030.9                918.3
       Cash and cash equivalents............................................             -                 150.2
       Other assets.........................................................           13.6                 33.3
                                                                              ----------------     -----------------
       Total Assets.........................................................   $    1,044.5         $    1,101.8
                                                                              ================     =================

       Policyholders liabilities............................................   $      817.2         $      844.6
       Allowance for future losses..........................................           60.1                132.7
       Other liabilities....................................................          167.2                124.5
                                                                              ----------------     -----------------
       Total Liabilities....................................................   $    1,044.5         $    1,101.8
                                                                              ================     =================

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       STATEMENTS OF EARNINGS
       Investment income (net of investment
         expenses of $18.4, $17.2 and $21.0)..............   $        70.0      $        68.5       $       70.6
       Investment (losses) gains, net.....................             (.3)               3.6                5.4
                                                            -----------------  -----------------   -----------------
       Total revenues.....................................            69.7               72.1               76.0
                                                            -----------------  -----------------   -----------------
       Benefits and other deductions......................            87.1              (99.4)              89.4
       (Losses charged) earnings credited to allowance
         for future losses................................           (17.4)             (27.3)             (13.4)
                                                            -----------------  -----------------   -----------------
       Pre-tax loss from operations.......................              -                  -                  -
       Pre-tax earnings from releasing the allowance
         for future losses................................            23.2               12.0                5.2
       Income tax expense.................................            (8.0)              (4.1)              (1.8)
                                                            -----------------  -----------------   -----------------
       Earnings from Other
         Discontinued Operations..........................   $        15.2      $         7.9       $        3.4
                                                            =================  =================   =================

        The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of Wind-up Annuities against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in each of the three years presented.

        During 2005, 2004 and 2003, Wind-up Annuities' average recorded investment in impaired mortgage loans was zero, $8.4 million and $16.2 million, respectively. Interest income recognized on these impaired mortgage loans totaled zero, $1.0 million and $1.3 million for 2005, 2004 and 2003, respectively.

9)     GMDB, GMIB AND NO LAPSE GUARANTEE FEATURES

        A) Variable Annuity Contracts - GMDB and GMIB
           ------------------------------------------

        The Company has certain variable annuity contracts with GMDB and GMIB features in-force that guarantee one of the following:

               o Return of Premium: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals);

               o Ratchet: the benefit is the greatest of current account value, premiums paid (adjusted for withdrawals), or the highest account value on any anniversary up to contractually specified ages (adjusted for withdrawals);

               o Roll-Up: the benefit is the greater of current account value or premiums paid (adjusted for withdrawals) accumulated at contractually specified interest rates up to specified ages; or

               o Combo: the benefit is the greater of the ratchet benefit or the roll-up benefit.

        The following table summarizes the GMDB and GMIB liabilities, before reinsurance ceded, reflected in the General Account in future policy benefits and other policyholders liabilities in 2005:

                                                                  GMDB               GMIB               TOTAL
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Balance at January 1, 2003.........................   $       128.4      $       117.5       $      245.9
         Paid guarantee benefits..........................           (65.6)                -               (65.6)
         Other changes in reserve.........................             6.5              (31.9)             (25.4)
                                                            -----------------  -----------------   -----------------
       Balance at December 31, 2003.......................            69.3               85.6              154.9
         Paid guarantee benefits..........................           (46.8)                -               (46.8)
         Other changes in reserve.........................            45.1               32.0               77.1
                                                            -----------------  -----------------   -----------------
       Balance at December 31, 2004.......................            67.6              117.6              185.2
         Paid guarantee benefits..........................           (39.6)              (2.2)             (41.8)
         Other changes in reserve.........................            87.2               58.2              145.4
                                                            -----------------  -----------------   -----------------
       Balance at December 31, 2005.......................   $       115.2      $       173.6       $      288.8
                                                            =================  =================   =================

        Related GMDB reinsurance ceded amounts were:

                                                                   GMDB
                                                            -----------------

       Balance at January 1, 2003.........................   $        21.5
         Paid guarantee benefits..........................           (18.5)
         Other changes in reserve.........................            14.2
                                                            -----------------
       Balance at December 31, 2003.......................            17.2
         Paid guarantee benefits..........................           (12.9)
         Other changes in reserve.........................             6.0
                                                            -----------------
       Balance at December 31, 2004.......................            10.3
         Paid guarantee benefits..........................           (12.1)
         Other changes in reserve.........................            24.5
                                                            -----------------
       Balance at December 31, 2005.......................   $        22.7
                                                            =================

        The GMIB reinsurance contracts are considered derivatives and are reported at fair value; see Note 16 of Notes to Consolidated Financial Statements.

        The December 31, 2005 values for those variable annuity contracts with GMDB and GMIB features currently in-force are presented in the following table. For contracts with the GMDB feature, the net amount at risk in the event of death is the amount by which the GMDB benefits exceed related account values. For contracts with the GMIB feature, the net amount at risk in the event of annuitization is the amount by which the present value of the GMIB benefits exceeds related account values, taking into account the relationship between current annuity purchase rates and the GMIB guaranteed annuity purchase rates. Since variable annuity contracts with GMDB guarantees may also offer GMIB guarantees in the same contract, the GMDB and GMIB amounts listed are not mutually exclusive:

                                                   RETURN
                                                     OF
                                                   PREMIUM       RATCHET         ROLL-UP         COMBO           TOTAL
                                                -------------- -------------  --------------  -------------  ---------------
                                                                        (DOLLARS IN MILLIONS)

       GMDB:
       -----
         Account values invested in:
            General Account..................   $    11,773    $     239       $     120      $      553     $    12,685
            Separate Accounts................   $    21,028    $   6,931       $   7,802      $   15,383     $    51,144
         Net amount at risk, gross...........   $       574    $     455       $   1,800      $       56     $     2,885
         Net amount at risk, net of amounts
           reinsured.........................   $       573    $     308       $   1,091      $       56     $     2,028
         Average attained age of
           contractholders...................          49.5         60.6            63.4            60.8            52.3
         Percentage of contractholders
           over age 70.......................           7.4%        22.2%           30.9%           21.0%           11.3%
         Range of contractually specified
            interest rates...................          N/A           N/A          3% - 6%        3% - 6%

       GMIB:
       -----
         Account values invested in:
            General Account..................          N/A           N/A       $       -      $      775     $       775
            Separate Accounts................          N/A           N/A       $   5,512      $   21,165     $    26,677
         Net amount at risk, gross...........          N/A           N/A       $     389      $        -     $       389
         Net amount at risk, net of amounts
           reinsured.........................          N/A           N/A       $      98      $        -     $        98
         Weighted average years remaining
           until annuitization...............          N/A           N/A             2.9             8.8             7.3
         Range of contractually specified
           interest rates....................          N/A           N/A          3% - 6%         3% - 6%

        B) Separate Account Investments by Investment Category Underlying GMDB
           -------------------------------------------------------------------
           and GMIB Features
           -----------------

        The total account values of variable annuity contracts with GMDB and GMIB features include amounts allocated to the guaranteed interest option which is part of the General Account and variable investment options which invest through Separate Accounts in variable insurance trusts. The following table presents the aggregate fair value of assets, by major investment category, held by Separate Accounts that support variable annuity contracts with GMDB and GMIB benefits and guarantees. The investment performance of the assets impacts the related account values and, consequently, the net amount of risk associated with the GMDB and GMIB benefits and guarantees. Since variable annuity contracts with GMDB benefits and guarantees may also offer GMIB benefits and guarantees in each contract, the GMDB and GMIB amounts listed are not mutually exclusive:

               INVESTMENT IN VARIABLE INSURANCE TRUST MUTUAL FUNDS

                                                                                   DECEMBER 31,       December 31,
                                                                                       2005               2004
                                                                                  ----------------  ------------------
                                                                                             (IN MILLIONS)

       GMDB:
          Equity...............................................................    $   35,857        $    32,055
          Fixed income.........................................................         4,353              4,190
          Balanced.............................................................         9,121              5,337
          Other................................................................         1,813              1,551
                                                                                  ----------------  ------------------
          Total................................................................    $   51,144        $    43,133
                                                                                  ================  ==================

       GMIB:
          Equity...............................................................    $   17,540        $    14,325
          Fixed income.........................................................         2,608              2,425
          Balanced.............................................................         5,849              2,768
          Other................................................................           680                565
                                                                                  ----------------  ------------------
          Total................................................................    $   26,677        $    20,083
                                                                                  ================  ==================

        C) Hedging Programs for GMDB and GMIB Features
           -------------------------------------------

        In 2003, the Company initiated a program intended to hedge certain risks associated with the GMDB feature of the Accumulator(R) series of variable annuity products sold beginning April 2002. In 2004, the program was expanded to include hedging for certain risks associated with the GMIB feature of the Accumulator(R) series of variable annuity products sold beginning 2004. This program currently utilizes exchange-traded futures contracts that are dynamically managed in an effort to reduce the economic impact of unfavorable changes in GMDB and GMIB exposures attributable to movements in the equity and fixed income markets. At December 31, 2005, the total account value and net amount at risk of the hedged Accumulator(R) series of variable annuity contracts were $29,290 million and $71 million, respectively, with the GMDB feature and $14,164 million and zero, respectively, with the GMIB feature.

        Although these programs are designed to provide economic protection against the impact adverse market conditions may have with respect to GMDB and GMIB guarantees, they do not qualify for hedge accounting treatment under SFAS No. 133. Therefore, SFAS No. 133 requires gains or losses on the futures contracts used in these programs, including current period changes in fair value, to be recognized in investment income in the period in which they occur, and may contribute to earnings volatility.

        D) Variable and Interest-Sensitive Life Insurance Policies - No Lapse
           ------------------------------------------------------------------
           Guarantee
           ---------

        The no lapse guarantee feature contained in variable and interest-sensitive life insurance policies keeps them in force in situations where the policy value is not sufficient to cover monthly charges then due. The no lapse guarantee remains in effect so long as the policy meets a contractually specified premium funding test and certain other requirements.

        The following table summarizes the no lapse guarantee liabilities reflected in the General Account in future policy benefits and other policyholders liabilities, and related reinsurance ceded:















                                                                  DIRECT           REINSURANCE
                                                                LIABILITY             CEDED                NET
                                                             -----------------   -----------------   -----------------
                                                                                  (IN MILLIONS)

       Balance at January 1, 2004.........................    $        37.4       $         -         $       37.4
         Impact of adoption of SOP 03-1...................            (23.4)              (1.7)              (25.1)
         Other changes in reserve.........................              6.5               (4.4)                2.1
                                                             -----------------   -----------------   -----------------
       Balance at December 31, 2004.......................             20.5               (6.1)               14.4
          Other changes in reserve........................             14.3              (14.3)                 -
                                                             -----------------   -----------------   -----------------
       Balance at December 31, 2005.......................    $        34.8       $      (20.4)       $       14.4
                                                             =================   =================   =================

10)     SHORT-TERM AND LONG-TERM DEBT

        Short-term and long-term debt consists of the following:

                                                                                          DECEMBER 31,
                                                                              --------------------------------------
                                                                                   2005                  2004
                                                                              ----------------     -----------------
                                                                                          (IN MILLIONS)

       Short-term debt:
       Current portion of long-term debt....................................   $      399.7         $      399.9
       Promissory note, 3.84% ..............................................          248.3                248.3
                                                                              ----------------     -----------------
       Total short-term debt................................................          648.0                648.2
                                                                              ----------------     -----------------

       Long-term debt:
       AXA Equitable:
         Surplus Notes, 7.70%, due 2015.....................................          199.8                199.8
                                                                              ----------------     -----------------
             Total AXA Equitable............................................          199.8                199.8
                                                                              ----------------     -----------------

       AllianceBernstein:
         Senior Notes, 5.625%, due 2006.....................................             -                 399.2
         Other..............................................................            7.6                  8.3
                                                                              ----------------     -----------------
             Total AllianceBernstein........................................            7.6                407.5
                                                                              ----------------     -----------------

       Total long-term debt.................................................          207.4                607.3
                                                                              ----------------     -----------------

       Total Short-term and Long-term Debt..................................   $      855.4         $    1,255.5
                                                                              ================     =================

        Short-term Debt
        ---------------

        AXA Equitable discontinued its commercial paper program concurrent with the maturity of its $350.0 million credit facility during the fourth quarter of 2004.

        On July 9, 2004, AXA and certain of its subsidiaries entered into a
        (euro)3.5 billion global credit facility which matures July 9, 2009, with a group of 30 commercial banks and other lenders. Under the terms of the revolving credit facility, up to $500.0 million is available to AXA Financial, the parent of AXA Equitable.

        AXA Equitable has a $350.0 million, one-year promissory note, of which $101.7 million is included within Wind-up Annuities. The promissory note, which matures in March 2006, is related to wholly owned real estate. Certain terms of the promissory note, such as interest rate and maturity date, are negotiated annually.

        At December 31, 2005 and 2004, the Company had pledged real estate of $320.8 million and $307.1 million, respectively, as collateral for certain short-term debt.

        In August 2001, AllianceBernstein issued $400.0 million 5.625% notes pursuant to a shelf registration statement under which AllianceBernstein may issue up to $600.0 million in senior debt securities. These AllianceBernstein notes mature in August 2006 and are redeemable at any time. The proceeds from the AllianceBernstein notes were used to reduce commercial paper and credit facility borrowings and for other general partnership purposes.

        Since 1998, AllianceBernstein has had a $425.0 million commercial paper program. In September 2002, AllianceBernstein entered into an $800.0 million five-year revolving credit facility with a group of commercial banks and other lenders. Of the $800.0 million total, $425.0 million is intended to provide back-up liquidity for AllianceBernstein's $425.0 million commercial paper program, with the balance available for general purposes. Under this revolving credit facility, the interest rate, at the option of AllianceBernstein, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal funds rate. The revolving credit facility contains covenants that, among other things, require AllianceBernstein to meet certain financial ratios. AllianceBernstein was in compliance with the covenants at December 31, 2005. On February 17, 2006, Alliance Bernstein replaced the existing agreement with a new $800.0 million five-year revolving credit facility with substantially identical terms.

        At December 31, 2005, no borrowings were outstanding under AllianceBernstein's commercial paper program or revolving credit facilities.

        At December 31, 2005, AllianceBernstein maintained a $100.0 million extendible commercial notes ("ECN") program as a supplement to its $425.0 million commercial paper program. ECNs are short-term uncommitted debt instruments that do not require back-up liquidity support. At December 31, 2005, no amounts were outstanding under the ECN program.

        Long-term Debt
        --------------

        At December 31, 2005, the Company was not in breach of any debt covenants.

        At December 31, 2005, aggregate maturities of the long-term debt based on required principal payments at maturity were $400.0 million for 2006, $7.6 million for 2007, zero for 2008, 2009, 2010, and $200.0 million thereafter.

11)     INCOME TAXES

        A summary of the income tax expense in the consolidated statements of earnings follows:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Income tax expense:
         Current expense .................................   $       237.5      $       358.9       $      112.5
         Deferred expense.................................           282.0               37.4              128.0
                                                            -----------------  -----------------   -----------------
       Total..............................................   $       519.5      $       396.3       $      240.5
                                                            =================  =================   =================

        The income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before income taxes and minority interest by the expected income tax rate of 35%. The sources of the difference and their tax effects follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Expected income tax expense........................   $       715.8      $       586.0       $      332.6
       Minority interest..................................          (175.9)            (110.4)             (58.7)
       Separate Account investment activity...............           (87.2)             (63.3)             (29.1)
       Non-taxable investment income......................           (19.7)             (22.6)             (20.8)
       Non-deductible penalty.............................             1.1                 -                14.8
       Adjustment of tax audit reserves...................            11.1                7.7               (9.9)
       Non-deductible goodwill and other intangibles......             2.8                2.7                 -
       State income taxes.................................            28.3                 -                  -
       AllianceBernstein Federal and foreign taxes........            41.4                 -                  -
       Other..............................................             1.8               (3.8)              11.6
                                                            -----------------  -----------------   -----------------
       Income Tax Expense.................................   $       519.5      $       396.3       $      240.5
                                                            =================  =================   =================

        The components of the net deferred income taxes are as follows:

                                                       DECEMBER 31, 2005                  December 31, 2004
                                                --------------------------------   ---------------------------------
                                                    ASSETS        LIABILITIES          Assets         Liabilities
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)

       Compensation and related benefits......   $        -       $      285.3      $        -       $      213.9
       Reserves and reinsurance...............         929.2                -             945.1                -
       DAC....................................            -            2,200.6               -            2,026.8
       Unrealized investment gains............            -              250.7               -              483.7
       Investments............................            -              739.5               -              557.9
       Other..................................         107.2                -                -               41.9
                                                ---------------  ---------------   ---------------  ----------------
       Total..................................   $   1,036.4      $    3,476.1      $     945.1      $    3,324.2
                                                ===============  ===============   ===============  ================

        In 2003, the IRS commenced an examination of the AXA Financial Group's consolidated Federal income tax returns, which includes the Company, for the years 1997 through 2001. While that audit process is not yet complete, the IRS began an examination of AXA Financial Group's consolidated 2002 and 2003 returns during 2005. Management believes these audits will have no material adverse effect on the Company's consolidated results of operations or financial position.

12)     REINSURANCE AGREEMENTS

        The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability.

        The Insurance Group reinsured most of its new variable life, universal life and term life policies on an excess of retention basis. Through October 2005, the Insurance Group retained mortality risk up to a maximum of $15 million on single-life policies and $20 million on second-to-die policies with the excess 100% reinsured. In November 2005, the Insurance Group increased the retention on single life policies to $25 million and on second to die policies to $30 million with the excess 100% reinsured. For certain segments of its business, the Insurance Group ceded 50% of the business underwritten by AXA Equitable on a guaranteed or simplified issue basis was ceded on a yearly renewable term basis. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks and in certain other cases. Likewise, certain risks that would otherwise be reinsured on a proportional basis have been retained.

        At December 31, 2005, the Company had reinsured in the aggregate approximately 29.7% of its current exposure to the GMDB obligation on annuity contracts in-force and, subject to certain maximum amounts or caps in any one period, approximately 74.8% of its current liability exposure resulting from the GMIB feature. See Note 9 of Notes to Consolidated Financial Statements.

        Based on management's estimates of future contract cash flows and experience, the estimated fair values of the GMIB reinsurance contracts, considered derivatives under SFAS No. 133, at December 31, 2005 and 2004 were $132.6 million and $90.0 million, respectively. The increase (decrease) in estimated fair value was $42.6 million, $61.0 million and $(91.0) million for 2005, 2004 and 2003, respectively.

        At December 31, 2005 and 2004, respectively, reinsurance recoverables related to insurance contracts amounted to $2.60 billion and $2.55 billion. Reinsurance payables related to insurance contracts totaling $39.7 million and $35.5 million are included in other liabilities in the consolidated balance sheets.

        The Insurance Group cedes substantially all of its group life and health business to a third party insurer. Insurance liabilities ceded totaled $288.4 million and $381.1 million at December 31, 2005 and 2004, respectively.

        The Insurance Group also cedes a portion of its extended term insurance and paid up life insurance and substantially all of its individual disability income business through various coinsurance agreements.

        In addition to the sale of insurance products, the Insurance Group acts as a professional retrocessionaire by assuming life reinsurance from professional reinsurers. The Insurance Group has also assumed accident, health, aviation and space risks by participating in or reinsuring various reinsurance pools and arrangements. Reinsurance assumed reserves at December 31, 2005 and 2004 were $624.6 million and $653.0 million, respectively.

        The following table summarizes the effect of reinsurance (excluding group life and health):

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Direct premiums....................................   $       901.0      $       828.9       $      913.8
       Reinsurance assumed................................           170.1              191.2              153.2
       Reinsurance ceded..................................          (189.4)            (140.5)            (177.6)
                                                            -----------------  -----------------   -----------------
       Premiums...........................................   $       881.7      $       879.6       $      889.4
                                                            =================  =================   =================

       Universal Life and Investment-type Product
         Policy Fee Income Ceded..........................   $       169.3      $       134.8       $      100.3
                                                            =================  =================   =================
       Policyholders' Benefits Ceded......................   $       300.2      $       361.0       $      390.9
                                                            =================  =================   =================
       Interest Credited to Policyholders' Account
         Balances Ceded...................................   $        50.9      $        50.2       $       49.7
                                                            =================  =================   =================


13)     EMPLOYEE BENEFIT PLANS

        The Company (other than AllianceBernstein) sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. These pension plans are non-contributory and their benefits are based on a cash balance formula or, for certain participants, years of service and final average earnings, if greater, under certain grandfathering rules in the plans. AllianceBernstein maintains a qualified, non-contributory, defined benefit retirement plan covering current and former employees who were employed by AllianceBernstein in the United States prior to October 2, 2000. AllianceBernstein's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company uses a December 31 measurement date for its pension and postretirement plans.

        Generally, the Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company made cash contributions of $78.7 million in 2005. No significant cash contributions to the Company's qualified plans are expected to be required to satisfy their minimum funding requirements for the year ended 2006.

        Components of net periodic pension expense follow:

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Service cost.......................................   $        36.0      $        34.6       $       31.8
       Interest cost on projected benefit obligations.....           123.7              121.9              122.6
       Expected return on assets..........................          (173.7)            (170.9)            (173.9)
       Net amortization and deferrals.....................            78.8               64.7               53.4
                                                            -----------------  -----------------   -----------------
       Net Periodic Pension Expense.......................   $        64.8      $        50.3       $       33.9
                                                            =================  =================   =================

        The projected benefit obligations under the pension plans were comprised of:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Benefit obligations, beginning of year.................................  $     2,212.0       $    2,013.3
       Service cost...........................................................           30.0               28.6
       Interest cost..........................................................          123.7              121.9
       Actuarial losses ......................................................          128.7              184.0
       Benefits paid..........................................................         (128.9)            (135.8)
                                                                               -----------------   -----------------
       Benefit Obligations, End of Year.......................................  $     2,365.5       $    2,212.0
                                                                               =================   =================

        The change in plan assets and the funded status of the pension plans was as follows:

                                                                                             DECEMBER 31,
                                                                                  -----------------------------------
                                                                                       2005               2004
                                                                                  ----------------  -----------------
                                                                                            (IN MILLIONS)

       Plan assets at fair value, beginning of year.............................. $    2,126.7       $     2,015.1
       Actual return on plan assets..............................................        208.9               243.9
       Contributions.............................................................         78.5                11.4
       Benefits paid and fees....................................................       (135.6)             (143.7)
                                                                                  ----------------  -----------------
       Plan assets at fair value, end of year....................................      2,278.5             2,126.7
       Projected benefit obligations.............................................      2,365.5             2,212.0
                                                                                  ----------------  -----------------
       (Underfunding) excess of plan assets over projected benefit obligations...        (87.0)              (85.3)
       Unrecognized prior service cost...........................................        (24.4)              (29.8)
       Unrecognized net loss from past experience different
         from that assumed.......................................................        957.3               947.5
       Unrecognized net asset at transition......................................         (1.0)               (1.3)
                                                                                  ----------------  -----------------
       Prepaid Pension Cost, Net................................................. $      844.9       $       831.1
                                                                                  ================  =================

        The prepaid pension costs for pension plans with projected benefit obligations in excess of plan assets were $868.3 million and $852.4 million and the accrued liabilities for pension plans with accumulated benefit obligations in excess of plan assets were $23.4 million and $21.3 million at December 31, 2005 and 2004, respectively.

        The following table discloses the estimated fair value of plan assets and the percentage of estimated fair value to total plan assets:

                                                                              DECEMBER 31,
                                                         ------------------------------------------------------------
                                                                   2005                             2004
                                                         --------------------------------  --------------------------
                                                                                 (IN MILLIONS)
                                                                ESTIMATED                       Estimated
                                                                FAIR VALUE           %          Fair Value      %
                                                         ------------------------- ------  ------------------ ------

       Corporate and government debt securities........    $       452.3           19.9    $      450.1       21.2
       Equity securities...............................          1,526.5           67.0         1,468.0       69.0
       Equity real estate .............................            221.8            9.7           192.8        9.1
       Short-term investments..........................             77.9            3.4            14.9         .7
       Other...........................................               -               -              .9          -
                                                         -------------------------         ------------------
       Total Plan Assets...............................    $     2,278.5                   $    2,126.7
                                                         =========================         ==================

        The primary investment objective of the plans of the Company is to maximize return on assets, giving consideration to prudent risk. The asset allocation is designed with a long-term investment horizon, based on target investment of 65% equities, 25% fixed income and 10% real estate. Emphasis is given to equity investments, given their higher expected rate of return. Fixed income investments are included to provide less volatile return. Real estate investments offer diversity to the total portfolio and long-term inflation protection.

        A secondary investment objective of the plans of the Company is to minimize variation in annual net periodic pension cost over the long term and to fund as much of the future liability growth as practical. Specifically, a reasonable total rate of return is defined as income plus realized and unrealized capital gains and losses such that the growth in projected benefit obligation is less than the return on investments plus contributions.

        The assumed discount rates for measurement of the benefit obligations at December 31, 2005 and 2004 each reflect the rates at which pension benefits then could be effectively settled. Specifically at December 31, 2005, projected nominal cash outflows to fund expected annual benefits payments under the Company's qualified and non-qualified pension and postretirement benefit plans were discounted using a published high-quality bond yield curve. The discount rate of 5.25% disclosed below as having been used to measure the benefits obligation at December 31, 2005 represents the blended or level equivalent discount rate that produces the same present value measure of the benefits obligation as the aforementioned discounted cash flow analysis. This methodology is a refinement from that used at December 31, 2004 and years prior thereto for purpose of measuring the benefits obligation, for which the assumed discount rate was estimated by benchmarking off of a published long-term bond index determined to be consistent with the timing and amount of expected benefit payments. The following table discloses the weighted-average assumptions used to measure the Company's pension benefit obligations and net periodic pension cost at and for the years ended December 31, 2005 and 2004.

                                                                                     AXA FINANCIAL GROUP
                                                                               --------------------------------
                                                                                   2005               2004
                                                                                   ----               ----
       Discount rate:
         Benefit obligation...............................................        5.25%              5.75%
         Periodic cost....................................................        5.75%              6.25%

       Rate of compensation increase:
         Benefit obligation and periodic cost.............................        6.00%              5.75%
       Expected long-term rate of return on plan assets (periodic cost)...        8.50%              8.50%

        As noted above, the pension plans' target asset allocation is 65% equities, 25% fixed maturities, and 10% real estate. Management reviewed the historical investment returns and future expectations of returns from these asset classes to conclude that a long-term expected rate of return of 8.5% is reasonable.

        The aggregate accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $66.9 million and $47.9 million at December 31, 2005 and $59.3 million and $40.7 million at December 31, 2004, respectively. The accumulated benefit obligation for all defined benefit pension plans was $2,289.9 million and $ 2,072.6 million at December 31, 2005 and 2004, respectively. The aggregate projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was $2,365.5 million at December 31, 2005 and $2,212.0 million at December 31, 2004.

        Prior to 1987, the pension plan funded participants' benefits through the purchase of non-participating annuity contracts from AXA Equitable. Benefit payments under these contracts were approximately $21.7 million, $23.2 million and $24.5 million for 2005, 2004 and 2003, respectively.

        The following table sets forth an estimate of future benefits expected to be paid in each of the next five years, beginning January 1, 2006, and in the aggregate for the five years thereafter. These estimates are based on the same assumptions used to measure the respective benefit obligations at December 31, 2005 and include benefits attributable to estimated future employee service.


                                              Pension Benefits
                                            --------------------
                                               (In Millions)

                  2006......................$      158.2
                  2007......................       169.1
                  2008......................       169.4
                  2009......................       172.5
                  2010......................       174.2
                 Years 2011-2015............       889.8

       The Medicare Prescription Drug, Improvement and Modernization Act of 2003 introduced a prescription drug benefit under Medicare Part D that would go into effect in 2006 as well as a Federal subsidy to employers whose plans provide an "actuarially equivalent" prescription drug benefit. In 2005, following the issuance of regulations, management and its actuarial advisors concluded that the prescription drug benefits provided under the Company's retiree medical plans are actuarially equivalent to the new Medicare prescription drug benefits. Consequently, the estimated subsidy has been reflected in measurements of the accumulated postretirement benefits obligations for these plans as of January 1, 2005, and the resulting aggregate reduction of $51.9 million is accounted for prospectively as an actuarial experience gain in accordance with FSP No. 106-2. The impact of the MMA, including the effect of the subsidy, resulted in a decrease in the annual net periodic postretirement benefits costs for 2005 of approximately $7.4 million.

       AllianceBernstein maintains several unfunded deferred compensation plans for the benefit of certain eligible employees and executives. The AllianceBernstein Capital Accumulation Plan was frozen on December 31, 1987 and no additional awards have been made. For the active plans, benefits vest over a period ranging from 3 to 8 years and are amortized as compensation and benefit expense. ACMC, Inc. ("ACMC"), a subsidiary of the Company, is obligated to make capital contributions to AllianceBernstein in amounts equal to benefits paid under the AllianceBernstein Capital Accumulation Plan and the contractual unfunded deferred compensation arrangements. In connection with the acquisition of Bernstein, AllianceBernstein agreed to invest $96.0 million per annum for three years to fund purchases of AllianceBernstein Holding units or an AllianceBernstein sponsored money market fund in each case for the benefit of certain individuals who were stockholders or principals of Bernstein or hired to replace them. The Company has recorded compensation and benefit expenses in connection with these deferred compensation plans totaling $186.2 million, $146.7 million and $124.2 million for 2005, 2004 and 2003, respectively (including $29.1 million, $61.3 million and $85.1 million for 2005, 2004 and 2003, respectively, relating to the Bernstein deferred compensation plan).

14)     DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

        Derivatives
        -----------

        The Insurance Group primarily uses derivatives for asset/liability risk management, for hedging individual securities and certain equity exposures and to reduce the Insurance Group's exposure of interest rate fluctuations. Various derivative instruments are used to achieve these objectives, including interest rate floors and interest rate swaps. In addition, the Company periodically enters into futures contracts to hedge certain equity exposures, including the program to hedge certain risks associated with the GMDB/GMIB features of the Accumulator series of annuity products. At December 31, 2005, the Company's outstanding equity-based futures contracts were exchanged-traded and net settled each day. Also, the Company has purchased reinsurance contracts to mitigate the risks associated with the impact of potential market fluctuations on future policyholder elections of GMIB features contained in annuity contracts issued by the Company. See Note 12 to Notes to Consolidated Financial Statements.

        Margins on individual insurance and annuity contracts are affected by interest rate fluctuations. If interest rates fall, crediting interest rates and dividends would be adjusted subject to competitive pressures. In addition, policies are subject to minimum rate guarantees. To hedge exposure to lower interest rates, the Company has used interest rate floors. At December 31, 2005 and 2004, respectively the outstanding notional amount of interest rate floors was $24.0 billion and $12.0 billion. For 2005 and 2004, respectively, net unrealized losses of $3.7 million and $3.9 million were recognized from floor contracts. These derivatives do not qualify for hedge accounting treatment under GAAP.

        The Company issues certain variable annuity products with GMDB and GMIB features. The risk associated with the GMDB feature is that under-performance of the financial markets could result in GMDB benefits, in the event of death, being higher than what accumulated policyholder account balances would support. The risk associated with the GMIB feature is that under-performance of the financial markets could result in GMIB benefits, in the event of election, being higher than what accumulated policyholders account balances would support. The Company initiated a dynamic hedging program in the third quarter 2003, utilizing exchange traded futures contracts, to hedge certain risks associated with the GMDB feature of certain annuity products with a total account value of $29,290 million at December 31, 2005 and, in 2004, initiated a similar program to hedge certain risks associated with the GMIB feature of certain annuity products with a total account value of $14,164 million at December 31, 2005. The futures contracts are managed to correlate with changes in the value of the GMDB and GMIB feature that result from financial markets movements. AXA Financial Group retains basis risk and risk associated with actual versus expected assumptions for mortality, lapse and election rate. This program does not qualify for hedge accounting treatment under GAAP. At December 31, 2005, the Company had open exchange-traded futures positions on the S&P 500, Russell 1000 and

        NASDAQ 100 indices, having aggregate notional totals of $1,848.0 million and initial margin requirements of $99.4 million. Contracts are net settled daily. At December 31, 2005, the Company had open exchange-traded futures positions on the 10-year U.S. Treasury Note, having aggregate notional totals $286.6 million and initial margin requirements of $5.0 million. Contracts are net settled daily. For 2005 and 2004, net realized gains (losses) of $(140.9) million and $(63.1) million and net unrealized gains (losses) of $59.2 million and (20.6) million were recognized from futures contracts utilized in this program and were partially offset by similar declines in the GMDB and GMIB reserve. AXA Equitable is exposed to equity market fluctuations through investments in its variable annuity Separate Accounts. In 2005, AXA Equitable initiated a program utilizing exchange traded equity futures designed to minimize such risk. At December 31, 2005, AXA Equitable had open exchange-traded futures positions with an aggregate notional amount of $73.3 million and an initial margin requirement of $4.0 million.

        The Company is exposed to counterparty risk attributable to hedging transactions entered into with counterparties. Exposure to credit risk is controlled with the respect to each counterparty through a credit appraisal and approval process. Each counterparty is currently rated 1 by the National Association of Insurance Commissioners ("NAIC").

        All derivatives outstanding at December 31, 2005 and 2004 are recognized on the balance sheet at their fair values. The outstanding notional amounts of derivative financial instruments purchased and sold were:

                                                                                           DECEMBER 31,
                                                                               -------------------------------------
                                                                                     2005                2004
                                                                               -----------------   -----------------
                                                                                          (IN MILLIONS)

       Notional Amount by Derivative Type:
          Options:
              Floors..........................................................  $    24,000         $   12,000
              Exchange traded U.S. Treasuries and equity index futures........        2,208              1,113
                                                                               -----------------   -----------------
          Total...............................................................  $    26,208         $   13,113
                                                                               =================   =================

        At December 31, 2005 and 2004 and during the years then ended, there were no hybrid instruments that required bifurcation of an embedded derivative component under the provisions of SFAS No. 133.

        All gains and losses on derivative financial instruments utilized by the Company in 2005, 2004 and 2003 were reported in earnings. None of the derivatives were designated as qualifying hedges under SFAS No. 133. For 2005, 2004 and 2003, respectively, investment results on derivative positions, principally in Net investment income, included gross gains of $84.2 million, $26.2 million and $0.6 million and gross losses of $169.7 million, $114.2 million and $42.6 million that were recognized.

        Fair Value of Financial Instruments
        -----------------------------------

        The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

        Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market values of off-balance-sheet financial instruments of the Insurance Group were not material at December 31, 2005 and 2004.

        Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

        Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

        The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

        The fair values for variable deferred annuities and single premium deferred annuities, included in policyholders' account balances, are estimated as the discounted value of projected account values. Current account values are projected to the time of the next crediting rate review at the current crediting rates and are projected beyond that date at the greater of current estimated market rates offered on new policies or the guaranteed minimum crediting rate. Expected cash flows and projected account values are discounted back to the present at the current estimated market rates.

        Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate that takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.

        The carrying value and estimated fair value for financial instruments not previously disclosed in Notes 3, 7, 8 and 10 of Notes to Consolidated Financial Statements are presented below:

                                                                           DECEMBER 31,
                                                --------------------------------------------------------------------
                                                             2005                                2004
                                                --------------------------------   ---------------------------------
                                                   CARRYING        ESTIMATED          Carrying         Estimated
                                                    VALUE          FAIR VALUE          Value          Fair Value
                                                ---------------  ---------------   ---------------  ----------------
                                                                           (IN MILLIONS)

       Consolidated:
       -------------
       Mortgage loans on real estate..........   $    3,233.9     $     3,329.0     $    3,131.9     $     3,321.4
       Other limited partnership interests....          937.3             937.3            891.0             891.0
       Policy loans...........................        3,824.2           4,245.6          3,831.4           4,358.2
       Policyholders liabilities:
         Investment contracts.................       18,021.0          18,289.1         17,755.5          18,175.5
       Long-term debt.........................          207.4             240.2            607.3             665.9

       Closed Block:
       -------------
       Mortgage loans on real estate..........   $      930.3     $       957.7     $    1,098.8     $     1,162.9
       Other equity investments...............            3.3               3.3              3.8               3.8
       Policy loans...........................        1,284.4           1,454.1          1,322.5           1,535.4
       SCNILC liability.......................           11.4              11.6             13.1              13.1

       Wind-up Annuities:
       ------------------
       Mortgage loans on real estate..........   $        6.7     $         7.1     $       21.4     $        23.1
       Other equity investments...............            3.1               3.1              4.4               4.4
       Guaranteed interest contracts..........            6.5               6.4              6.8               6.8
       Long-term debt.........................          101.7             101.7            101.7             101.7


15)     COMMITMENTS AND CONTINGENT LIABILITIES

        In addition to its debt and lease commitments discussed in Notes 10 and 17 of Notes to Consolidated Financial Statements, from time to time, the Company has provided certain guarantees or commitments to affiliates, investors and others. At December 31, 2005, these arrangements included commitments by the Company to provide equity financing of $465.2 million to certain limited partnerships under certain conditions. Management believes the Company will not incur material losses as a result of these commitments.

        AXA Equitable is the obligor under certain structured settlement agreements it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, AXA Equitable owns single premium annuities issued by previously wholly owned life insurance subsidiaries. AXA Equitable has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the need for AXA Equitable to satisfy those obligations is remote.

        The Company had $60.5 million of undrawn letters of credit related to reinsurance at December 31, 2005. AXA Equitable had $46.9 million in commitments under existing mortgage loan agreements at December 31, 2005.

        In February 2002, AllianceBernstein signed a $125.0 million agreement with a commercial bank under which it guaranteed certain obligations of SCB LLC incurred in the ordinary course of its business in the event SCB LLC is unable to meet these obligations. At December 31, 2005, AllianceBernstein was not required to perform under the agreement and had no liability outstanding in connection with the agreement.

16)     LITIGATION

        A number of lawsuits have been filed against life and health insurers in the jurisdictions in which AXA Equitable and its respective insurance subsidiaries do business involving insurers' sales practices, alleged agent misconduct, alleged failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against other insurers, including material amounts of punitive damages, or in substantial settlements. In some states, juries have substantial discretion in awarding punitive damages. AXA Equitable,and AXA Life, like other life and health insurers, from time to time are involved in such litigations.

        In October 2000, an action entitled AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP V. AXA CLIENT SOLUTIONS, LLC; THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES; AND AXA FINANCIAL, INC. was commenced in the United States District Court for the Northern District of Illinois. The complaint alleges that the defendants, in connection with certain annuities issued by AXA Equitable (i) breached an agreement with the plaintiffs involving the execution of subaccount transfers, and
        (ii) wrongfully withheld withdrawal charges in connection with the termination of such annuities. Plaintiffs seek substantial lost profits and injunctive relief, punitive damages and attorneys' fees. Plaintiffs also seek return of the withdrawal charges. In March 2001, plaintiffs filed an amended complaint. The District Court granted defendants' motion to dismiss AXA Client Solutions and AXA Financial from the amended complaint, and dismissed the conversion claims in June 2001. In July 2004, the court dismissed EMERALD's complaint for lack of subject matter (diversity) jurisdiction. In June 2004, Emerald filed a new complaint that was substantially similar to the complaint filed in the dismissed action against AXA Equitable, AXA Client Solutions, LLC, and AXA Financial in the United States District Court for the Northern District of Illinois. In July 2004, EMERALD filed an amended complaint and AXA Equitable filed a partial motion to dismiss the amended complaint, which was granted. In September 2004, the Court granted EMERALD's motion to dismiss several affirmative defenses asserted by AXA Equitable. In December 2005, the Court granted summary judgment on liability with respect to three of EMERALD's causes of action. In January 2006, AXA Equitable filed a motion for reconsideration. While the monetary damages sought by plaintiffs, if awarded, could have a material adverse effect on the consolidated financial position and results of operations of the Company, management believes that the ultimate resolution of this litigation should not have a material adverse effect on the Company's consolidated financial position.

        After the District Court denied defendants' motion to assert certain defenses and counterclaims in AMERICAN NATIONAL BANK, AXA Equitable commenced a separate action, in December 2001, entitled THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES V. AMERICAN NATIONAL BANK AND TRUST COMPANY OF CHICAGO, AS TRUSTEE F/B/O EMERALD INVESTMENTS LP AND EMERALD INVESTMENTS LP, in the United States District Court for the Northern District of Illinois. The complaint arises out of the same facts and circumstances as described in AMERICAN NATIONAL BANK. AXA Equitable's complaint alleges common law fraud and equitable rescission in connection with certain annuities issued by AXA Equitable. AXA Equitable seeks unspecified money damages, rescission, punitive damages and attorneys' fees. Defendants' counterclaims, filed in March 2002, allege common law fraud, violations of the Federal and Illinois Securities Acts and violations of the Illinois and New York Consumer Fraud Acts. Defendants seek unspecified money damages, punitive damages and attorneys' fees. In May 2002, the District Court granted in part and denied in part AXA Equitable's motion to dismiss defendants' counterclaims, dismissing defendants' Illinois Securities Act and New York Consumer Fraud Act claims. In September 2004, the court granted AXA Equitable's motion to dismiss this action and retained jurisdiction over EMERALD's counterclaims in the action.

        In January 2004, DH2, Inc., an entity related to Emerald Investments LP filed a lawsuit in the United States District Court for the Northern District of Illinois against AXA Equitable and EQ Advisors Trust ("EQAT"), asserting claims for breach of contract and breach of fiduciary duty, claims under the Federal securities laws, and misappropriation of trade secrets. The complaint alleges that AXA Equitable and EQAT wrongfully misappropriated DH2, Inc.'s confidential and proprietary information to implement fair value pricing of securities within the subaccounts of DH2, Inc.'s variable annuity, which diminished the profitability of its proprietary trading strategy. The complaint also alleges that AXA Equitable and EQAT implemented fair value pricing for an improper purpose and without adequate disclosure. The complaint further alleges that AXA Equitable and EQAT are not permitted to implement fair value pricing of securities. In July 2004, DH2 filed an amended complaint adding the individual trustees of EQAT as defendants. In March 2005, the Court granted all defendants' motion to dismiss, dismissing DH2's claims for alleged violations of the Investment Company Act of 1940, as amended (the "Investment Company Act") with prejudice and dismissing the remaining claims without prejudice on the ground that DH2 failed to state a claim under the Federal securities laws. In April 2005, DH2 filed a second amended complaint, which alleges claims substantially similar to those included in the original amended complaint. In December 2005, the court granted in part and denied in part, defendant's motion to dismiss the second amended complaint.

        A putative class action entitled STEFANIE HIRT, ET AL. V. THE EQUITABLE RETIREMENT PLAN FOR EMPLOYEES, MANAGERS AND AGENTS, ET AL. was filed in the District Court for the Southern District of New York in August 2001 against The Equitable Retirement Plan for Employees, Managers and Agents (the "Retirement Plan") and The Officers Committee on Benefit Plans of Equitable Life, as Plan Administrator. The action was brought by five participants in the Retirement Plan and purports to be on behalf of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". The complaint challenges the change, effective January 1, 1989, in the pension benefit formula from a final average pay formula to a cash balance formula. Plaintiffs allege that the change to the cash balance formula violates ERISA by reducing the rate of accruals based on age, failing to comply with ERISA's notice requirements and improperly applying the formula to retroactively reduce accrued benefits. The relief sought includes a declaration that the cash balance plan violates ERISA, an order enjoining the enforcement of the cash balance formula, reformation and damages. In April 2002, plaintiffs filed a motion seeking to certify a class of "all Plan participants, whether active or retired, their beneficiaries and Estates, whose accrued benefits or pension benefits are based on the Plan's Cash Balance Formula". Also in April 2002, plaintiffs agreed to dismiss with prejudice their claim that the change to the cash balance formula violates ERISA by improperly applying the formula to retroactively reduce accrued benefits. That claim has been dismissed. In March 2003, plaintiffs filed an amended complaint elaborating on the remaining claims in the original complaint and adding additional class and individual claims alleging that the adoption and announcement of the cash balance formula and the subsequent announcement of changes in the application of the cash balance formula failed to comply with ERISA. By order dated May 2003, the District Court, as requested by the parties, certified the case as a class action, including a sub-class of all current and former Plan participants, whether active, inactive or retired, their beneficiaries or estates, who were subject to a 1991 change in application of the cash balance formula. In July 2004, the parties filed cross motions for summary judgment asking the court to find in their respective favors on plaintiffs' claim that (1) the cash balance formula of the retirement plan violates ERISA's age discrimination provisions and (2) the notice of plan amendment distributed by AXA Equitable violated ERISA's notice rules. Following a hearing on the motions, the court ordered a limited amount of additional discovery to be conducted followed by a subsequent hearing. In April 2005, the Court denied the cross motions for summary judgment without prejudice. In July 2005, the parties refiled cross motions for summary judgment, and an evidentiary hearing was held in August 2005 on one of the claims.

        In January 2003, a putative class action entitled BERGER ET AL. V. AXA NETWORK, LLC AND THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES was commenced in the United States District Court for the Northern District of Illinois by two former agents on behalf of themselves and other similarly situated present, former and retired agents who, according to the complaint, "(a) were discharged by Equitable Life from `statutory employee status' after January 1, 1999, because of Equitable Life's adoption of a new policy stating that in any given year, those who failed to meet specified sales goals during the preceding year would not be treated as `statutory employees,' or (b) remain subject to discharge from `statutory employee' status based on the policy applied by Equitable Life". The complaint alleges that the company improperly "terminated" the agents' full-time life insurance salesman statutory employee status in or after 1999 by requiring attainment of minimum production credit levels for 1998, thereby making the agents ineligible for benefits and "requiring" them to pay Self-Employment Contribution Act taxes. The former agents, who assert claims for violations of ERISA and 26 U.S.C. 3121, and breach of contract, seek declaratory and injunctive relief, plus restoration of benefits and an adjustment of their benefit plan contributions and payroll tax withholdings. In July 2003, the United States District Court for the Northern District of Illinois granted in part and denied in part AXA Equitable's motion to dismiss the complaint. AXA Equitable has answered plaintiffs' remaining claim for violation of ERISA. In March 2004, the District

        Court entered an order certifying a class consisting of "[a]ll present, former and retired Equitable agents who (a) lost eligibility for benefits under any Equitable ERISA plan during any period on or after January 1, 1999 because of the application of the policy adopted by Equitable of using compliance with specified sales goals as the test of who was a "full time life insurance salesman" and thereby eligible for benefits under any such plan, or (b) remain subject to losing such benefits in the future because of the potential application to them of that policy". In May 2005, the Court granted AXA Equitable's motion for summary judgment and dismissed the remaining claim of violation of ERISA. In May 2005, the plaintiffs filed an appeal to the 7th Circuit Court of Appeals.

        In September 2004, a petition for appraisal entitled CEDE & CO. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by an alleged former MONY stockholder. The petition seeks a judicial appraisal of the value of the MONY shares held by former MONY stockholders holding approximately 3.6 million shares of MONY common stock who demanded appraisal pursuant to Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn their demands. The parties are engaged in discovery. On or about November 4, 2004, a petition for appraisal entitled HIGHFIELDS CAPITAL LTD. V. AXA FINANCIAL, INC. was filed in the Delaware Court of Chancery by another alleged former MONY stockholder.

        The relief sought by the Highfields Capital petition is substantially identical to that sought pursuant to the Cede & Co. petition. The parties are engaged in discovery. In February 2005, the Delaware Court of Chancery consolidated the two actions for all purposes.

        In April 2004, a purported nationwide class action lawsuit was filed in the Circuit Court for Madison County, Illinois entitled MATTHEW WIGGENHORN V. EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES. The lawsuit alleges that AXA Equitable uses stale prices for the foreign securities within the investment divisions of its variable insurance products. The complaint further alleges that AXA Equitable's use of stale pricing diluted the returns of the purported class. The complaint also alleges that AXA Equitable breached its fiduciary duty to the class by allowing market timing in general within AXA Equitable's variable insurance products, thereby diluting the returns of the class. In June 2005, this case was transferred by the Judicial Panel on Multidistrict Litigation to the U.S. District Court in Maryland, where other market-timing related litigation is pending. In June 2005, plaintiff filed an amended complaint. In July 2005, AXA Equitable filed a motion to dismiss the amended complaint, which is pending.

        ALLIANCE LITIGATION

        In April 2002, a consolidated complaint entitled IN RE ENRON CORPORATION SECURITIES LITIGATION ("Enron Complaint") was filed in the United States District Court for the Southern District of Texas, Houston Division, against numerous defendants, including AllianceBernstein. The principal allegations of the Enron Complaint, as they pertain to AllianceBernstein, are that AllianceBernstein violated Sections 11 and 15 of the Securities Act of 1933, as amended ("Securities Act") with respect to a registration statement filed by Enron and effective with the SEC on July 18, 2001, which was used to sell $1.9 billion Enron Zero Coupon Convertible Notes due 2021. Plaintiffs allege the registration statement was materially misleading and that Frank Savage, a director of Enron, who was at that time an employee of AllianceBernstein and a director of the general partner of AllianceBernstein (the "General Partner"), signed the registration statement at issue. Plaintiffs therefore assert that AllianceBernstein is itself liable for the allegedly misleading registration statement. Plaintiffs seek rescission or a rescissionary measure of damages. In June 2002, AllianceBernstein moved to dismiss the Enron Complaint as the allegations therein pertain to it. In March 2003, that motion was denied. In May 2003, a First Amended Consolidated Complaint, with substantially identical allegations as to AllianceBernstein, was filed. AllianceBernstein filed its answer in June 2003. In May 2003, plaintiffs filed an Amended Motion For Class Certification. In October 2003, following the completion of class discovery, AllianceBernstein filed its opposition to class certification. AllianceBernstein's motion is pending. The case is currently in discovery.

        In September 2002, a complaint entitled LAWRENCE E. JAFFE PENSION PLAN, LAWRENCE E. JAFFE TRUSTEE U/A 1198 V. ALLIANCE CAPITAL MANAGEMENT L.P., ALFRED HARRISON AND ALLIANCE PREMIER GROWTH FUND, INC. ("JAFFE COMPLAINT") was filed in the United States District Court for the Southern District of New York against AllianceBernstein, Alfred Harrison (a former director) and the AllianceBernstein Premier Growth Fund (now known as the AllianceBernstein Large Cap Growth Fund "Large Cap Growth Fund") alleging violation of the Investment Company Act. Plaintiff seeks damages equal to Large Cap Growth Fund's losses as a result of Large Cap Growth Fund's investment in shares of Enron and a recovery of all fees paid by Large Cap Growth Fund to AllianceBernstein beginning November 1, 2000. In March 2003, the court granted AllianceBernstein's motion to transfer the JAFFE COMPLAINT to the United States District Court for the District of New Jersey for coordination with the now dismissed BENAK V. ALLIANCE CAPITAL MANAGEMENT L.P. AND ALLIANCE PREMIER GROWTH FUND action then pending. In December 2003, plaintiff filed an amended complaint ("Amended Jaffe Complaint") in the United States District Court for the District of New Jersey. The AMENDED JAFFE COMPLAINT alleges violations of Section 36(a) of the Investment Company Act, common law negligence, and negligent misrepresentation. Specifically, the AMENDED JAFFE COMPLAINT alleges that (i) the defendants breached their fiduciary duties of loyalty, care and good faith to Large Cap Growth Fund by causing Large Cap Growth Fund to invest in the securities of Enron, (ii) the defendants were negligent for investing in securities of Enron, and (iii) through prospectuses and other documents, defendants misrepresented material facts related to Large Cap Growth Fund's investment objective and policies. In January 2004, defendants moved to dismiss the AMENDED JAFFE COMPLAINT. In May 2005, the court granted defendant's motion and dismissed the case on the ground that plaintiff failed to make a demand on the Large Cap Growth Fund's Board of Directors ("LCG Board") pursuant to Rule 23.1 of the Federal Rules of Civil Procedure. Plaintiff's time to file an appeal has expired. In June 2005, plaintiff made a demand on the LCG Board, requesting that the LCG Board take action against AllianceBernstein for the reasons set forth in the AMENDED JAFFE COMPLAINT. In December 2005, the LCG Board rejected plaintiff's demand.

        In December 2002, a putative class action complaint entitled PATRICK J. GOGGINS ET AL. V. ALLIANCE CAPITAL MANAGEMENT L.P. ET AL. ("GOGGINS COMPLAINT") was filed in the United States District Court for the Southern District of New York against AllianceBernstein, Large Cap Growth Fund and individual directors and certain officers of Large Cap Growth Fund. In August 2003, the court granted AllianceBernstein's motion to transfer the Goggins Complaint to the United States District Court for the District of New Jersey. In December 2003, plaintiffs filed an amended complaint ("AMENDED GOGGINS COMPLAINT") in the United States District Court for the District of New Jersey, which alleges that defendants violated Sections 11, 12(a)(2) and 15 of the Securities Act because Large Cap Growth Fund's registration statements and prospectuses contained untrue statements of material fact and omitted material facts. More specifically, the AMENDED GOGGINS COMPLAINT alleges that the Large Cap Growth Fund's investment in Enron was inconsistent with the Large Cap Growth Fund's stated strategic objectives and investment strategies. Plaintiffs seek rescissionary relief or an unspecified amount of compensatory damages on behalf of a class of persons who purchased shares of Large Cap Growth Fund during the period October 31, 2000 through February 14, 2002. In January 2004, AllianceBernstein moved to dismiss the AMENDED GOGGINS COMPLAINT. In December 2004, the court granted AllianceBernstein's motion and dismissed the case. In January 2005, plaintiffs appealed the court's decision. In January 2006, the U.S. Court of Appeals for the Third Circuit affirmed the dismissal. Plaintiffs' time to seek further review of the court's decision expires on April 13, 2006.

        In October 2003, a purported class action complaint entitled ERB ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P. ("ERB COMPLAINT") was filed in the Circuit Court of St. Clair County, Illinois against AllianceBernstein. Plaintiff, purportedly a shareholder in the Large Cap Growth Fund, alleged that AllianceBernstein breached unidentified provisions of Large Cap Growth Fund's prospectus and subscription and confirmation agreements that allegedly required that every security bought for Large Cap Growth Fund's portfolio must be a "1-rated" stock, the highest rating that AllianceBernstein's research analysts could assign. Plaintiff alleges that AllianceBernstein impermissibly purchased shares of stocks that were not 1-rated. In June 2004, plaintiff filed an amended complaint ("AMENDED ERB COMPLAINT") in the Circuit Court of St. Clair County, Illinois. The AMENDED ERB COMPLAINT allegations are substantially similar to those contained in the previous complaint, however, the AMENDED ERB COMPLAINT adds a new plaintiff and seeks to allege claims on behalf of a purported class of persons or entities holding an interest in any portfolio managed by AllianceBernstein's Large Cap Growth Team. The AMENDED ERB COMPLAINT alleges that AllianceBernstein breached its contracts with these persons or entities by impermissibly purchasing shares of stocks that were not 1-rated. Plaintiffs seek rescission of all purchases of any non-1-rated stocks AllianceBernstein made for Large Cap Growth Fund and other Large Cap Growth Team clients' portfolios over the past eight years, as well as an unspecified amount of damages. In July 2004, AllianceBernstein removed the ERB action to the United States District Court for the Southern District of Illinois on the basis that plaintiffs' claims are preempted under the Securities Litigation Uniform Standards Act. In August 2004, the District Court remanded the action to the Circuit Court. In September 2004, AllianceBernstein filed a notice of appeal with respect to the District Court's order. In December 2004, plaintiffs moved to dismiss AllianceBernstein's appeal. In September 2005, AllianceBernstein's appeal was denied.

        Market Timing-Related Matters

        In October 2003, a purported class action complaint entitled HINDO, ET AL. V. ALLIANCEBERNSTEIN GROWTH & INCOME FUND ET AL. ("Hindo Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, the General Partner, AXA Financial, the U.S. Funds, the registrants and issuers of those funds, certain officers of AllianceBernstein (the "AllianceBernstein defendants"), and certain other unaffiliated defendants, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the U.S. Funds. The HINDO COMPLAINT alleges that certain of the AllianceBernstein defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in "late trading" and "market timing" of U.S. Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act, and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Advisers Act"). Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts.

        Since October 2003, forty-three additional lawsuits making factual allegations generally similar to those in the HINDO COMPLAINT were filed in various Federal and state courts against AllianceBernstein and certain other defendants, and others may be filed. Such lawsuits have asserted a variety of theories for recovery including, but not limited to, violations of the Securities Act, the Exchange Act, the Advisers Act, the Investment Company Act, the Employee Retirement Income Security Act of 1974,as amended ("ERISA"), certain state securities statutes and common law. All state court actions against AllianceBernstein either were voluntarily dismissed or removed to Federal court.

        In February 2004, the Judicial Panel on Multidistrict Litigation ("MDL Panel") transferred all Federal actions to the United States District Court for the District of Maryland ("Mutual Fund MDL"). All of the actions removed to the Federal court also were transferred to the Mutual Fund MDL. The plaintiffs in the removed actions have since moved for remand, and that motion is pending.

        In September 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of AllianceBernstein Holding; and claims brought under ERISA by participants in the Profit Sharing Plan for Employees of AllianceBernstein. All four complaints include substantially identical factual allegations, which appear to be based in large part on the SEC Order and the NYAG Assurance of Discontinuance (the "NYAG AoD"). The claims in the mutual fund derivative consolidated amended complaint are generally based on the theory that all fund advisory agreements, distribution agreements and 12b-1 plans between AllianceBernstein and the U.S. Funds should be invalidated, regardless of whether market timing occurred in each individual fund, because each was approved by fund trustees on the basis of materially misleading information with respect to the level of market timing permitted in funds managed by AllianceBernstein. The claims asserted in the other three consolidated amended complaints are similar to those that the respective plaintiffs asserted in their previous Federal lawsuits. All of these lawsuits seek an unspecified amount of damages.

        In February 2004, AllianceBernstein received (i) a subpoena duces tecum from the Office of the Attorney General of the State of West Virginia and (ii) a request for information from the Office of the State Auditor, Securities Commission, for the State of West Virginia ("WV Securities Commissioner") (subpoena and request together, the "Information Requests"). Both Information Requests required AllianceBernstein to produce documents concerning, among other things, any market timing or late trading in its sponsored mutual funds. AllianceBernstein responded to the Information Requests and has been cooperating fully with the investigation.

        In April 2005, a complaint entitled THE ATTORNEY GENERAL OF THE STATE OF WEST VIRGINIA V. AIM ADVISORS, INC., ET AL. ("Wvag Complaint") was filed against AllianceBernstein, AllianceBernstein Holding, and various other unaffiliated defendants. The WVAG COMPLAINT was filed in the Circuit Court of Marshall County, West Virginia by the Attorney General of the State of West Virginia. The WVAG COMPLAINT makes factual allegations generally similar to those in the HINDO COMPLAINT. In May 2005, defendants removed the WVAG COMPLAINT to the U.S. District Court for the Northern District of West Virginia. In July 2005, plaintiff moved to remand. In October 2005, the WVAG Complaint was transferred to the Mutual Fund MDL. In August 2005, the WV Securities Commissioner signed a "Summary Order to Cease and Desist, and Notice of Right to Hearing" addressed to AllianceBernstein and AllianceBernstein Holding. The Summary Order claims that AllianceBernstein and AllianceBernstein Holding violated the West Virginia Uniform Securities Act and makes factual allegations generally similar to those in the SEC Order and NYAG AoD. In January 2006, AllianceBernstein, AllianceBernstein Holding and various unaffiliated defendants filed a Petition for Writ of Prohibition and Order Suspending Proceedings in West Virginia state court seeking to vacate the Summary Order and for other relief.

        AXA Financial, AXA S.A. and AXA Equitable are named as defendants in the mutual fund shareholder complaint and the AllianceBernstein Holding unitholder derivative complaint. Claims have been asserted against all these companies that include both control person and direct liability. AXA Financial is named as a defendant in the mutual fund complaint and the ERISA complaint. As previously disclosed, AllianceBernstein recorded charges to income totaling $330 million during the second half of 2003 in connection with establishing the $250 million restitution fund and certain other matters. During 2005, AllianceBernstein paid $8 million related to market timing and has cumulatively paid $310 million related to these matters (excluding the WVAG COMPLAINT-related expenses).

        Revenue Sharing-Related Matters

        In June 2004, a purported class action complaint entitled AUCOIN, ET AL.
        V. ALLIANCE CAPITAL MANAGEMENT L.P., ET AL. ("AUCOIN COMPLAINT") was filed against AllianceBernstein, AllianceBernstein Holding, the General Partner, AXA Financial, AllianceBernstein Investments, Inc., a wholly-owned subsidiary of AllianceBernstein, certain current and former directors of the U.S. Funds, and unnamed Doe defendants. The AUCOIN COMPLAINT names the U.S. Funds as nominal defendants. The AUCOIN COMPLAINT was filed in the United States District Court for the Southern District of New York by an alleged shareholder of the AllianceBernstein Growth & Income Fund. The AUCOIN COMPLAINT alleges, among other things,
        (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from U.S. Fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The AUCOIN COMPLAINT asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and punitive damages, rescission of their contracts with AllianceBernstein, including recovery of all fees paid to AllianceBernstein pursuant to such contracts, an accounting of all U.S. Fund-related fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

        Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the AUCOIN COMPLAINT were filed against AllianceBernstein and certain other defendants. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York, (ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of U.S. Funds.

        In February 2005, plaintiffs filed a consolidated amended class action complaint (the "AUCOIN CONSOLIDATED AMENDED COMPLAINT") that asserts claims substantially similar to the AUCOIN COMPLAINT and the nine additional lawsuits referenced above. In October 2005, the District Court dismissed each of the claims set forth in the AUCOIN CONSOLIDATED AMENDED COMPLAINT, except for plaintiffs' claim under Section 36(b) of the Investment Company Act. In January 2006, the District Court granted defendants' motion for reconsideration and dismissed the remaining claim under Section 36(b) of the Investment Company Act. Plaintiffs have moved for leave to amend their consolidated complaint.

                       -----------------------------------

        Although the outcome of litigation generally cannot be predicted with certainty, management believes that, except as otherwise noted, the ultimate resolution of the litigations described above involving AXA Equitable and/or its subsidiaries should not have a material adverse effect on the consolidated financial position of the Company. Except as noted above, management cannot make an estimate of loss, if any, or predict whether or not any of such other litigations described above will have a material adverse effect on the Company's consolidated results of operations in any particular period.

        In addition to the matters previously reported and those described above, AXA Equitable and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations. However, it should be noted that the frequency of large damage awards, including large punitive damage awards that bear little or no relation to actual economic damages incurred by plaintiffs in some jurisdictions, continues to create the potential for an unpredictable judgment in any given matter.

17)     LEASES

        The Company has entered into operating leases for office space and certain other assets, principally information technology equipment and office furniture and equipment. Future minimum payments under noncancelable operating leases for 2006 and the four successive years are $160.6 million, $153.3 million, $145.1 million, $130.9 million, $126.4 million and $647.0 million thereafter. Minimum future sublease rental income on these noncancelable operating leases for 2006 and the four successive years is $5.4 million, $3.8 million, $3.1 million, $2.5 million, $2.5 million and $15.8 million thereafter.

        At December 31, 2005, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 2006 and the four successive years is $104.1 million, $105.4 million, $113.8 million, $112.6 million, $112.6 million and $997.9 million thereafter.

        The Company has entered into capital leases for certain information technology equipment. Future minimum payments under noncancelable capital leases for 2006 and the four successive years are $0.5 million, $0.5 million, $0.3 million and $0.2 million.

18)     INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

        AXA Equitable is restricted as to the amounts it may pay as dividends to AXA Financial. Under the New York Insurance Law, a domestic life insurer may, without prior approval of the Superintendent; pay a dividend to its shareholders not exceeding an amount calculated based on a statutory formula. This formula would permit AXA Equitable to pay shareholder dividends not greater than $511.1 million during 2006. Payment of dividends exceeding this amount requires the insurer to file notice of its intent to declare such dividends with the Superintendent who then has 30 days to disapprove the distribution. For 2005, 2004 and 2003, the Insurance Group statutory net income totaled $780.4 million, $571.4 million and $549.4 million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $6,241.7 million and $5,201.5 million at December 31, 2005 and 2004, respectively. In 2005, 2004 and 2003, respectively, AXA Equitable paid shareholder dividends of $500.0 million, $500.0 million and $400.0 million.

        At December 31, 2005, the Insurance Group, in accordance with various government and state regulations, had $27.5 million of securities deposited with such government or state agencies.

        At December 31, 2005 and for the year then ended, there were no differences in net income and capital and surplus resulting from practices prescribed and permitted by the State of New York and those prescribed by NAIC Accounting Practices and Procedures effective at December 31, 2005.

        Accounting practices used to prepare statutory financial statements for regulatory filings of stock life insurance companies differ in certain instances from GAAP. The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholder's equity under GAAP are primarily: (a) the inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) under SAP, income taxes are provided on the basis of amounts currently payable with provisions made for deferred amounts that reverse within one year while under GAAP, deferred taxes are recorded for temporary differences between the financial statements and tax basis of assets and liabilities where the probability of realization is reasonably assured; (e) the valuation of assets under SAP and GAAP differ due to different investment valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; (f) the valuation of the investment in AllianceBernstein and AllianceBernstein Holding under SAP reflects a portion of the market value appreciation rather than the equity in the underlying net assets as required under GAAP; (g) the provision for future losses of the discontinued Wind-Up Annuities business is only required under GAAP; (h) reporting the surplus notes as a component of surplus in SAP but as a liability in GAAP; (i) computer software development costs are capitalized under GAAP but expensed under SAP; and
        (j) certain assets, primarily pre-paid assets, are not admissible under SAP but are admissible under GAAP.

        The following reconciles the Insurance Group's statutory change in surplus and capital stock and statutory surplus and capital stock determined in accordance with accounting practices prescribed by the NYID with net earnings and equity on a GAAP basis.

                                                                  2005               2004                2003
                                                            -----------------  -----------------   -----------------
                                                                                 (IN MILLIONS)

       Net change in statutory surplus and
         capital stock....................................   $       779.6      $       196.8       $       43.4
       Change in AVR......................................           260.6              528.1              152.2
                                                            -----------------  -----------------   -----------------
       Net change in statutory surplus, capital stock
         and AVR..........................................         1,040.2              724.9              195.6
       Adjustments:

         Future policy benefits and policyholders'
           account balances...............................           (51.9)            (398.8)            (245.7)
         DAC..............................................           598.0              529.2              556.1
         Deferred income taxes............................           227.6              122.5               30.9
         Valuation of investments.........................            40.0               10.1               39.6
         Valuation of investment subsidiary...............        (1,278.3)            (460.3)            (321.6)
         Change in fair value of guaranteed minimum
            income benefit reinsurance contracts..........            42.6               61.0              (91.0)
         Shareholder dividends paid.......................           500.0              500.0              400.0
         Changes in non-admitted assets...................              .5              (74.7)             (35.1)
         Other, net.......................................           (75.8)             (98.9)              (2.1)
         GAAP adjustments for Wind-up Annuities...........            30.9               14.9               (2.3)
                                                            -----------------  -----------------   -----------------
       Net Earnings of the Insurance Group................   $     1,073.8      $       929.9       $      524.4
                                                            =================  =================   =================


                                                                                  DECEMBER 31,
                                                            ---------------------------------------------------------
                                                                  2005               2004                2003
                                                            -----------------  -----------------   ------------------
                                                                                 (IN MILLIONS)

       Statutory surplus and capital stock................   $     5,111.1      $     4,331.5       $    4,134.7
       AVR................................................         1,130.6              870.0              341.9
                                                            -----------------  -----------------   ------------------
       Statutory surplus, capital stock and AVR...........         6,241.7            5,201.5            4,476.6
       Adjustments:

         Future policy benefits and policyholders'
           account balances...............................        (1,934.0)          (1,882.1)          (1,483.3)
         DAC..............................................         7,557.3            6,813.9            6,290.4
         Deferred income taxes............................        (1,294.6)          (1,770.4)          (1,729.8)
         Valuation of investments.........................         1,281.6            2,237.6            2,196.3
         Valuation of investment subsidiary...............        (3,251.6)          (1,973.3)          (1,513.0)
         Fair value of guaranteed minimum income
            benefit reinsurance contracts.................           132.6               90.0               29.0
         Non-admitted assets..............................         1,056.0            1,055.5            1,130.2
         Issuance of surplus notes........................          (524.8)            (599.7)            (599.6)
         Other, net.......................................           258.3              147.9               77.7
         GAAP adjustments for Wind-up Annuities...........           (80.6)             (96.4)            (103.9)
                                                            -----------------  -----------------   ------------------
       Equity of the Insurance Group......................   $     9,441.9      $     9,224.5       $    8,770.6
                                                            =================  =================   ==================


19)     BUSINESS SEGMENT INFORMATION

        The Company's operations consist of Insurance and Investment Services segments. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment.

        The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual funds, and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

        The Investment Services segment is principally comprised of the investment management business of AllianceBernstein. AllianceBernstein provides diversified investment management and related services globally to a broad range of clients including: (a) institutional clients, including pension funds, endowment funds and domestic and foreign financial institutions and governments, (b) private clients, including high net worth individuals, trusts and estates, charitable foundations and other entities, by means of separately managed accounts, hedge funds, mutual funds and other investment vehicles, (c) individual investors, principally through a broad line of mutual funds, and (d) institutional investors by means of in-depth research, portfolio strategy, trading and other services. This segment also includes institutional Separate Accounts principally managed by AllianceBernstein that provide various investment options for large group pension clients, primarily defined benefit and contribution plans, through pooled or single group accounts.

        Intersegment investment advisory and other fees of approximately $123.7 million, $118.4 million and $103.0 million for 2005, 2004 and 2003, respectively, are included in total revenues of the Investment Services segment.

        The following tables reconcile segment revenues and earnings from continuing operations before income taxes to total revenues and earnings as reported on the consolidated statements of earnings and segment assets to total assets on the consolidated balance sheets, respectively.

                                                                  2005               2004               2003
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

       SEGMENT REVENUES:
       Insurance..........................................   $     5,771.2      $      5,447.7     $     4,734.4
       Investment Services................................         3,265.0             3,031.5           2,738.5
       Consolidation/elimination..........................           (84.7)              (82.8)            (70.4)
                                                            -----------------  -----------------  ------------------
       Total Revenues.....................................   $     8,951.5      $      8,396.4     $     7,402.5
                                                            =================  =================  ==================

       SEGMENT EARNINGS FROM CONTINUING OPERATIONS
          BEFORE INCOME TAXES AND MINORITY INTEREST:
       Insurance..........................................   $     1,120.8      $        946.3     $       631.6
       Investment Services................................           924.2               728.8             318.6
       Consolidation/elimination..........................              -                  (.9)               -
                                                            -----------------  -----------------  ------------------
       Total Earnings from Continuing Operations
          before Income Taxes and Minority Interest.......   $     2,045.0      $      1,674.2     $       950.2
                                                            =================  =================  ==================


                                                                                 DECEMBER 31,
                                                            --------------------------------------------------------
                                                                  2005               2004               2003
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

       SEGMENT ASSETS:
       Insurance..........................................   $   118,803.7      $    110,141.1     $    98,822.1
       Investment Services................................        15,161.4            14,326.3          15,410.1
       Consolidation/elimination..........................             2.0                26.7              33.1
                                                            -----------------  -----------------  ------------------
       Total Assets.......................................   $   133,967.1      $    124,494.1     $   114,265.3
                                                            =================  =================  ==================

20)     QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        The quarterly results of operations for 2005 and 2004 are summarized below:

                                                                    THREE MONTHS ENDED
                                       ------------------------------------------------------------------------------
                                           MARCH 31           JUNE 30           SEPTEMBER 30          DECEMBER 31
                                       -----------------  -----------------   ------------------   ------------------
                                                                       (IN MILLIONS)

       2005
       ----
       Total Revenues................   $     2,212.5      $     2,224.2       $    2,151.4         $    2,363.4
                                       =================  =================   ==================   ==================

       Earnings from Continuing
         Operations..................   $       265.1      $       278.5       $      281.6         $      233.4
                                       =================  =================   ==================   ==================

       Net Earnings..................   $       265.0      $       278.6       $      296.8         $      233.4
                                       =================  =================   ==================   ==================

       2004
       ----
       Total Revenues................   $     2,131.8      $     2,027.0       $    2,100.4         $    2,165.7
                                       =================  =================   ==================   ==================

       Earnings from
         Continuing Operations.......   $       227.4      $       269.3       $      204.6         $      192.5
                                       =================  =================   ==================   ==================

       Net Earnings..................   $       226.6      $       270.5       $      220.2         $      212.6
                                       =================  =================   ==================   ==================



21)     ACCOUNTING FOR SHARE-BASED COMPENSATION

        AXA Financial sponsors a stock incentive plan for employees of AXA Equitable. AllianceBernstein sponsors its own stock option plans for certain employees.

        In January 2001, certain employees exchanged AXA ADR options for tandem Stock Appreciation Rights and at-the-money AXA ADR options of equivalent intrinsic value. The maximum obligation for the Stock Appreciation Rights is $73.3 million, based upon the underlying price of AXA ADRs at January 2, 2001. The Company recorded an increase in the Stock Appreciation Rights liability of $31.2 million, $14.3 million and $12.0 million for 2005, 2004 and 2003, respectively, primarily reflecting the variable accounting for the Stock Appreciation Rights based on the change in the market value of AXA ADRs in 2005, 2004 and 2003. At December 31, 2005, the Stock Appreciation Rights liability was $50.9 million.

        The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No. 25. Accordingly, no compensation expense for employee stock option awards is recognized in the consolidated statements of earnings for the years 2005, 2004, and 2003, respectively, as all are for a fixed number of shares and their exercise price equals the market value of the underlying shares on the date of grant. The following table illustrates the effect on net income had compensation expense for employee stock option awards been measured and recognized by AXA Financial Group under the fair-value-based method of SFAS No. 123.

                                                                  2005               2004                 2003
                                                            -----------------  -----------------   -------------------
                                                                                  (IN MILLIONS)

       Net income, as reported............................   $     1,073.8      $       929.9       $      524.4
       Less: total stock-based employee compensation
          expense determined under fair value method for
          all awards, net of income tax benefit...........           (23.2)             (21.4)             (35.8)
                                                            -----------------  -----------------   -------------------
       Pro Forma Net Earnings.............................   $     1,050.6      $       908.5       $      488.6
                                                            =================  =================   ===================

        For purpose of preparing the SFAS 123 pro-forma disclosures above, the Black-Scholes-Merton formula was used by the Company to estimate the fair values of the option awards. Shown below are the relevant input assumptions used to derive those values. For the 2005 awards of options to purchase AXA ordinary shares and AXA ADRs, implied volatilities were considered in determining the stock price volatility assumption and the expected dividend was calculated as a yield. With respect to the valuation of options to purchase AXA ADRs, these methodologies each constitute a change in accounting estimate. The assumptions applied in previous years primarily considered historical realized stock price volatility and defined the expected dividend as an annual amount. These changes are consistent with the fair value measurement objectives of SFAS Nos. 123 and 123(R) and, accordingly, will be applied prospectively in determining the fair values of employee stock options to be measured and accounted for in accordance with SFAS 123(R).

                                         AXA              AXA Financial            AllianceBernstein
                                     ----------- -----------------------------  ------------------------
                                        2005       2005       2004       2003     2005     2004   2003
                                     ----------- ---------- ---------- -------  -------- ------- -------

       Dividend yield..............     3.15%      3.01%      2.24%     2.48%     6.2%     3.5%   6.1%

       Expected volatility.........      25%        25%        43%       46%       31%      32%    32%

       Risk-free interest rate.....     3.09%      4.27%      2.86%     2.72%     3.7%     4.0%   3.0%

       Expected life in years......       5          5          5         5        3        5       5

       Weighted average fair
         value per option at
         grant date................     $4.30      $4.85      $6.94     $4.39     $7.04    $8.00  $5.96


        A summary of the activity in the option shares of AXA Financial and AllianceBernstein's option plans follows, including information about options outstanding and exercisable at December 31, 2005. In addition to the activity presented below, approximately 3.5 million options to purchase AXA ordinary shares were granted on March 29, 2005 under the Stock Option Plan at an exercise price of 20.87 euros. These awards have a contractual life of 10 years; none are exercisable at December 31, 2005.

                                                       AXA FINANCIAL                      ALLIANCEBERNSTEIN
                                             -----------------------------------   ---------------------------------
                                                                   WEIGHTED                            WEIGHTED
                                                                    AVERAGE                            AVERAGE
                                                  AXA ADRS         EXERCISE            UNITS           EXERCISE
                                               (IN MILLIONS)         PRICE         (IN MILLIONS)        PRICE
                                             ------------------ ----------------   --------------- -----------------

       Balance at January 1, 2003.......          35.3              $25.14              16.4           $34.92
         Granted........................           9.1              $12.60                .1           $35.01
         Exercised......................          (1.7)              $7.85              (1.2)          $17.26
         Forfeited......................          (1.8)             $25.16              (1.5)          $43.27
                                             ------------------                    ---------------

       Balance at December 31, 2003.....          40.9              $23.04              13.8           $35.55
         Granted........................           7.2              $20.66                .1           $33.00
         Exercised......................          (2.5)             $14.82              (2.5)          $18.43
         Forfeited......................          (1.6)             $23.74              (1.8)          $46.96
                                             ------------------                    ---------------

       Balance at December 31, 2004.....          44.0              $23.03               9.6           $37.82
         Granted........................           1.8              $26.77                -            $45.45
         Exercised......................          (5.7)             $15.58              (1.7)          $24.13
         Forfeited......................          (1.5)             $29.22               (.4)          $47.10
                                             ------------------                    ---------------

       Balance at December 31, 2005 ....          38.6              $24.06               7.5           $40.45
                                             ==================                    ===============

        (1)  The 2005 AllianceBernstein grants totalled 17,604 Units.

        Information about options outstanding and exercisable at December 31, 2005 follows:

                                            OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
                              --------------------------------------------------   -------------------------------------
                                                   WEIGHTED
                                                    AVERAGE         WEIGHTED                               WEIGHTED
             RANGE OF              NUMBER          REMAINING        AVERAGE             NUMBER              AVERAGE
             EXERCISE           OUTSTANDING       CONTRACTUAL       EXERCISE          EXERCISABLE          EXERCISE
              PRICES           (IN MILLIONS)     LIFE (YEARS)        PRICE           (IN MILLIONS)           PRICE
       --------------------   ----------------- ---------------- ---------------   ------------------   ----------------

             AXA ADRs
       --------------------
         $ 6.33 - $ 8.97               .1               .61           $ 8.13               .1                $ 8.13
         $10.13 - $15.12              7.4              6.45           $12.67              4.3                $12.79
         $15.91 - $22.84             12.3              6.63           $19.62              8.0                $19.06
         $25.96 - $32.86             14.5              3.57           $30.16             12.1                $30.64
         $35.85                       4.3              3.43           $35.85              4.3                $35.85
                              -----------------                                    ------------------
         $  6.33 - $35.85            38.6              5.08           $24.06             28.8                $24.06
                              =================                                    ==================

         AllianceBernstein
           Holding Units
       --------------------
       $12.56 - $18.47                .6               1.59           $16.28               .6                $16.28
       $25.63 - $30.25               1.2               3.54           $28.61              1.2                $28.62
       $32.52 - $48.50               2.8               5.96           $39.62              2.0                $41.85
       $50.15 - $50.56               1.6               5.92           $50.25              1.3                $50.25
       $51.10 - $58.50               1.3               4.95           $53.77              1.3                $53.77
                              -----------------                                    ------------------
       $12.56 - $58.50               7.5               5.02           $40.45              6.4                $40.79
                              =================                                    ==================

        The Company's ownership interest in AllianceBernstein will continue to be reduced upon the exercise of unit options granted to certain AllianceBernstein employees. Options are exercisable over periods of up to ten years.

        In 1997, AllianceBernstein Holding established a long-term incentive compensation plan under which grants are made to key employees for terms established by AllianceBernstein Holding at the time of grant. These awards include options, restricted AllianceBernstein Holding units and phantom restricted AllianceBernstein Holding units, performance awards, other AllianceBernstein Holding unit based awards, or any combination thereof. At December 31, 2005, approximately 10.9 million AllianceBernstein Holding units of a maximum 41.0 million units were subject to options granted and 0.2 million AllianceBernstein Holding units were subject to awards made under this plan.

22)     RELATED PARTY TRANSACTIONS

        The Company reimburses AXA Financial for expenses relating to the Excess Retirement Plan, Supplemental Executive Retirement Plan and certain other employee benefit plans that provide participants with medical, life insurance, and deferred compensation benefits. Such reimbursement was based on the cost to AXA Financial of the benefits provided which totaled $57.2 million and $55.0 million, respectively, for 2005 and 2004.

        The Company paid $695.0 million and $658.8 million, respectively, of commissions and fees to AXA Distribution and its subsidiaries for sales of insurance products for 2005 and 2004. The Company charged AXA Distribution's subsidiaries $324.4 million and $293.1 million, respectively, for their applicable share of operating expenses for 2005 and 2004, pursuant to the Agreements for Services.

        In September 2001, AXA Equitable loaned $400.0 million to AXA Insurance Holding Co. Ltd., a Japanese subsidiary of AXA. This investment has an interest rate of 5.89% and matures on June 15, 2007. All payments, including interest payable semi-annually, are guaranteed by AXA.

        Both AXA Equitable and AllianceBernstein, along with other AXA affiliates, participate in certain intercompany cost sharing and service agreements that include technology and professional development arrangements. Payments by AXA Equitable and AllianceBernstein to AXA under such agreements totaled approximately $32.8 million, $30.2 million and $16.7 million in 2005, 2004 and 2003, respectively.

        Payments by AXA and AXA affiliates to AXA Equitable under such agreements totaled $30.4 million, $38.9 million and $32.5 million in 2005, 2004 and 2003, respectively.

        In 2003, AXA Equitable entered into a reinsurance agreement with AXA Financial Reinsurance Company (Bermuda), LTD ("AXA Bermuda"), an indirect, wholly owned subsidiary of AXA Financial, to cede certain term insurance policies written after December 2002. AXA Equitable ceded $57.9 million, $28.6 million and $9.0 million of premiums and $26.3 million, $16.4 million and $2.8 million of reinsurance reserves to AXA Bermuda in 2005, 2004 and 2003, respectively.

        In 2004, as a result of AXA Financial's acquisition of MONY, the Company restructured certain operations to reduce expenses and recorded pre-tax provisions of $45.6 million related to severance and $33.0 million related to the write-off of capitalized software. During 2005 and 2004, total severance payments made to employees totaled $19.2 million and $5.0 million, respectively.

        In 2005, AXA Financial issued a note to AXA-Equitable in the amount of $325.0 million with an interest rate of 6.00% and a maturity date of December 1, 2035. Interest on this note is payable semi-annually.

        Commissions, fees and other income includes certain revenues for services provided to mutual funds managed by AllianceBernstein described below:

                                                                  2005               2004               2003
                                                            -----------------  -----------------  ------------------
                                                                                 (IN MILLIONS)

       Investment advisory and services fees..............   $       729.3      $        746.6     $       748.2
       Distribution revenues..............................           397.8               447.3             436.0
       Shareholder servicing fees.........................            99.3               116.0             126.4
       Other revenues.....................................             8.0                 8.8              11.4
       Brokerage..........................................             2.4                 4.2               4.4

                                     PART C

                               OTHER INFORMATION
                               -----------------

Item 24. Financial Statements and Exhibits.

         (a) Financial Statements included in Part B.

          1. Separate Account No. 49:

                - Report of Independent Registered Public Accounting Firm -
                  PricewaterhouseCoopers LLP;
                - Statements of Assets and Liabilities for the Year Ended
                  December 31, 2005;
                - Statements of Operations for the Year Ended December 31, 2005;
                - Statements of Changes in Net Assets for the Years Ended
                  December 31, 2005 and 2004; and
                - Notes to Financial Statements.

          2. AXA Equitable Life Insurance Company:

                - Report of Independent Registered Public Accounting Firm -
                  PricewaterhouseCoopers LLP;
                - Consolidated Balance Sheets as of December 31, 2005 and
                  2004;
                - Consolidated Statements of Earnings for Years Ended
                  December 31, 2005, 2004 and 2003;
                - Consolidated Statements of Equity for Years Ended December
                  31, 2005, 2004 and 2003;
                - Consolidated Statements of Cash Flows for Years Ended
                  December 31, 2005, 2004 and 2003; and
                - Notes to Consolidated Financial Statements.

          3. AllianceBernstein L.P.:

                - Report of Independent Registered Public Accounting Firm - KPMG
                  LLP

                - Consolidated Statements of Financial Condition as of December
                  31, 2005 and 2004;

                - Consolidated Statements of Income for the Years Ended December
                  31, 2005, 2004 and 2003;

                - Consolidated Statements of Changes in Partners' Capital and
                  Comprehensive Income for the Years Ended December 31, 2005, 2004 and 2003;

                - Consolidated Statements of Cash Flows for the Years Ended
                  December 31, 2005, 2004 and 2003;

                - Notes to Consolidated Financial Statements;

                - Report on Management's Assessment of the Effectiveness of
                  Internal Control Over Financial Reporting as of December 31, 2005 and the Effectiveness of Internal Control Over Financial reporting as of December 31, 2005.

          4. AllianceBernstein Holding L.P.:

                - Report of Independent Registered Public Accounting Firm - KPMG
                  LLP

                - Statements of Financial Condition as of December 31, 2005 and
                  2004;

                - Statements of Income for the Years Ended December 31, 2005,
                  2004 and 2003;

                - Statements of Changes in Partners' Capital and Comprehensive
                  Income for the Years Ended December 31, 2005, 2004 and 2003;

                - Statements of Cash Flows for the Years Ended December 31,
                  2005, 2004 and 2003;

                - Notes to Financial Statements.

                - Report on Management's Assessment of the Effectiveness of
                  Internal Control Over Financial Reporting as of December 31, 2005 and the Effectiveness of Internal Control Over Financial reporting as of December 31, 2005.

         (b) Exhibits.

         The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

         1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, previously filed as Exhibit
              24.1 to the Registration Statement No. 333-05593 on June 10, 1996.

         2.   Not applicable.

         3. (a) Form of Distribution Agreement among Equitable Distributors, Inc., Separate Account Nos. 45 and 49 and The Equitable Life Assurance Society of the United States, previously filed as Exhibit 24.3(a) to the Registration Statement No. 333-05593 on June 10, 1996.

              (b) Form of Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of certain separate accounts and Equitable Distributors, Inc., previously filed as Exhibit 24.3(b) to the Registration Statement, File No. 333-05593 on May 1, 1998.

              (c) Form of Sales Agreement among Equitable Distributors, Inc., as Distributor, a Broker-Dealer (to be named) and a General Agent (to be named), previously filed as Exhibit 24.3(c) to the Registration Statement No. 333-05593 on June 10, 1996.

              (d) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000 previously filed as Exhibit 24.3(d) to the Registration Statement File No. 333-05593 on April 25, 2001.

              (e) Distribution Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, previously filed as Exhibit 24.3(e) to the Registration Statement, File No. 333-05593, on April 25, 2001.

              (f) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(h) to the Registration Statement on Form N-4, File No. 2-30070, filed
                   April 19, 2004.

              (g) First Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(i) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

              (h) Second Amendment to General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Exhibit 3(j) to the Registration Statement on Form N-4, File No. 2-30070, filed April 19, 2004.

              (i) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, previously filed as Exhibit 24.3(i) to the Registration Statement, File No. 333-05593, on April 20, 2005.

              (j) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, previously filed as Exhibit 24.3(j) to the Registration Statement, File No. 333-05593, on April 20, 2005.

              (k) First Amendment to Distribution Agreement dated as of January 1, 1998 among The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life Separate Accounts more particularly described in the Distribution Agreement and Equitable Distributors, Inc. incorporated herein by reference to
                   Exhibit 3(j) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

              (l) Third Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(k) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

              (m) Fourth Amendment to General Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Exhibit 3(l) to the Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

         4. (a) Form of flexible premium deferred fixed and variable annuity contract No. 2006BASE-I-A incorporated herein by reference to
                   Exhibit 4.(e)(e)(e) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (b)  Form of Data Page No. 2006VGWB DP filed herewith.

              (c)  Form of Data Page No. 2006VDP filed herewith.

              (d)  Form of Data Page No. 2006VDPCore filed herewith.

              (e) Form of Endorsement No. 2006CRT incorporated herein by reference to Exhibit 4.(j)(j)(j) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (f) Form of Endorsement No. 2006IRA-ACC incorporated herein by reference to Exhibit 4.(l)(l)(l) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (g) Form of Endorsement No. 2006IRA-GWB incorporated herein by reference to Exhibit 4.(m)(m)(m) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (h) Form of Endorsement No. 2006NQ-ACC incorporated herein by reference to Exhibit 4.(n)(n)(n) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (i) Form of Endorsement No. 2006NQ-GWB incorporated herein by reference to Exhibit 4.(o)(o)(o) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (j) Form of Endorsement No. 2006QP-ACC incorporated herein by reference to Exhibit 4.(p)(p)(p) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (k) Form of Endorsement No. 2006QP-GWB incorporated herein by reference to Exhibit 4.(q)(q)(q) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (l) Form of Endorsement No. 2006ROTH-ACC incorporated herein by reference to Exhibit 4.(r)(r)(r) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (m) Form of Endorsement No. 2006ROTH-GWB incorporated herein by reference to Exhibit 4.(s)(s)(s) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (n)  Form of Endorsement No. 2006VDCA filed herewith.

              (o) Form of Endorsement No. 2006INHIRA-ACC incorporated herein by reference to Exhibit 4.(u)(u)(u) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

              (p) Form of Endorsement No. 2006INHROTH-ACC incorporated herein by reference to Exhibit 4.(v)(v)(v) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

         5. (a) Form of Application No. 2006 App 02 incorporated herein by reference to Exhibit 5.(m) to the Registration Statement on Form N-4, File No. 333-07953. Filed on June 14, 2006.

         6. (a) Restated Charter of Equitable, as amended January 1, 1997, incorporated herein by reference to Exhibit 6.(a) to the Registration Statement on Form N-4 File No. 333-05593, filed on March 6, 1997.

              (b) By-Laws of Equitable, as amended November 21, 1996, incorporated herein by reference to Exhibit 6.(b) to the Registration Statement on Form N-4 File No. 333-05593, filed on March 6, 1997.

              (c) By-Laws of AXA Equitable, as amended September 7, 2004 incorporated herein by reference to Exhibit 6.(c) to the Registration Statement on Form N-4 File No. 333-05593, filed on April 20, 2006.

              (d) Restated Charter of AXA Equitable, as amended December 6, 2004, incorporated herein by reference to Exhibit No. 3.2 to Form 10-K, (File No. 000-20501), filed on March 31, 2005.

         7. Form of Reinsurance Agreement between Reinsurance Company and The Equitable Life Assurance Society of the United States incorporated herein by reference to Exhibit 7 to the Registration Statement on Form N-4 File No. 333-05593, filed on April 25, 2001.

         8. (a) Form of Participation Agreement among EQ Advisors Trust, Equitable, Equitable Distributors, Inc. and EQ Financial Consultants, Inc., (now AXA Advisors, LLC) incorporated by reference to the Registration Statement of EQ Advisors Trust on Form N-1A. (File Nos. 333-17217 and 811-07953). Filed on August 28, 1997.

              (b) Form of Participation Agreement among AXA Premier VIP Trust, Equitable Distributors, Inc., AXA Distributors, LLC, and AXA Advisors, LLC, incorporated herein by reference to Exhibit 24.8(b) to the Registration Statement File No. 333-60730. Filed on December 5, 2001.

              (c) Form of Participation Agreement among The Equitable Life Assurance Society of the United States, The Universal Institutional Funds, Inc. and Morgan Stanley Investment Management Inc., incorporated herein by reference to Exhibit No. 1-A(9)(d) to Registration Statement on Form S-6, File No. 333-17641, filed on October 8, 2002.

              (d) Form of Participation Agreement among BARR Rosenberg Variable Insurance Trust, BARR ROSENBERG FUNDS DISTRIBUTOR, INC., AXA ROSENBERG INVESTMENT MANAGEMENT LLC, and the Equitable Life Assurance Company of the United States, incorporated herein by reference to Exhibit 24.8(d) to the Registration Statement, File No. 333-81501 on Form N-4, filed on August 5, 2003.

              (e) Form of Participation Agreement among EQ Advisors Trust, Equitable, AXA Distributors LLC and AXA Advisors, LLC, incorporated herein by reference to Exhibit 23.(h)(4)(ix) to Post-Effective Amendment No. 27 to Registration Statement on Form N-1A to the Registration Statement of EQ Advisors Trust on Form N-1A (File Nos. 333-17217 and 811-07953), filed on January 15, 2004.

         9. (a) Opinion and Consent of Dodie Kent, Esq., Vice President and Associate Counsel of AXA Equitable, as to the legality of the securities being registered.

     10.   (a)(i)  Consent of PricewaterhouseCoopers LLP.

           (a)(ii) Consent of KPMG LLP.

           (b)     Powers of Attorney incorporated herein by reference to
                   Exhibit 24.10(h)(i) to the Registration Statement File No. 333-05593 on Form N-4, filed on April 20, 2006.

           (b)(i) Powers of Attorney for Anthony Hamilton and Ezra Suleiman dated June 9, 2006 and May 22, 2006, respectively, are incorporated herein by reference to Exhibit 24.10(h)(ii) to the Registration Statement File No. 333-05593 on Form N-4, filed on June 14, 2006.

           (b)(ii) Powers of Attorney.

     11.   Not applicable.

     12.   Not applicable.

     13.   Not applicable.

Item 25. Directors and Officers of AXA Equitable.


         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            AXA EQUITABLE
------------------                          -------------

DIRECTORS

Bruce W. Calvert                            Director
78 Pine Street, 2nd Floor
New Canaan, CT 06840

Henri de Castries                           Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                               Director
AXA
25, Avenue Matignon
75008 Paris, France

Charlynn Goins                              Director
New York City Health
and Hospitals Corporation
125 Worth Street
Suite 519
New York, NY 10013

Anthony J. Hamilton                         Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Mary R. (Nina) Henderson                    Director
Henderson Advisory Consulting
425 East 86th Street
Apt 12-C
New York, NY 10028

James F. Higgins                            Director
Morgan Stanley
Harborside Financial Center
Plaza Two, Second Floor
Jersey City, NJ  07311

W. Edwin Jarmain                            Director
Jarmain Group Inc.
77 King Street West
Toronto, M5K 1K2
Canada

Scott D. Miller                             Director
Six Sigma Academy
315 East Hopkins Avenue
Suite 401
Aspen, CO 81611

Joseph H. Moglia                            Director
Ameritrade Holding Corporation
4211 South 102nd Street
Omaha, NE 68127

Lorie A. Slutskey                           Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Ezra Suleiman                               Director
Princeton University
Corwin Hall
Princeton, NJ 08544

Peter J. Tobin                              Director
1 Briarwood Lane
Denville, NJ 07834


OFFICER-DIRECTORS
-----------------

*Christopher M. Condron                     Chairman of the Board, President,
                                            Chief Executive Officer,
                                            and Director

*Stanley B. Tulin                           Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------

*Leon Billis                                Executive Vice President
                                            and AXA Group Deputy
                                            Chief Information Officer

*Harvey Blitz                               Senior Vice President

*Kevin R. Byrne                             Senior Vice President,
                                            Chief Investment Officer
                                            and Treasurer

*Stuart L. Faust                            Senior Vice President and
                                            Deputy General Counsel

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

*Jennifer Blevins                           Executive Vice President

*Mary Beth Farrell                          Executive Vice President

*Barbara Goodstein                          Executive Vice President

*Robert S. Jones, Jr.                       Executive Vice President

*Richard S. Dziadzio                        Executive Vice President

*Paul J. Flora                              Senior Vice President and Auditor

*James D. Goodwin                           Senior Vice President

*Kevin E. Murray                            Executive Vice President and
                                            Chief Information Officer

*Anthony C. Pasquale                        Senior Vice President

*Karen Field Hazin                          Vice President, Secretary and
                                            Associate General Counsel

*Richard V. Silver                          Executive Vice President and
                                            General Counsel

*Naomi J. Weinstein                         Vice President

*Charles A. Marino                          Senior Vice President and
                                            Chief Actuary

*James A. Shepherdson                       Executive Vice President

*Andrew McMahon                             Executive Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

          Separate Account No. 49 of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable Life Insurance Company. AXA Equitable Life Insurance Company, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").

          AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable Life Insurance Company. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

          Set forth below are the subsidiary charts for the Holding Company and
AXA:

               The Abbreviated AXA Organizational Chart and AXA Organizational Chart are incorporated by reference as Exhibit 26 to the Registration Statement on Form N-4 (File No. 333-05593), filed on April 20, 2006.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
        AS OF 12/31/05



                                                                                           State of        State of
                                                                              Type of     Incorp. or      Principal       Federal
                                                                             Subsidiary    Domicile       Operation      Tax ID #
                                                                             ----------    --------       ---------      ---------

                                                                                        --------------------------------------------
AXA Financial, Inc.  (Notes 1 & 2)   **                                                       DE              NY        13-3623351
------------------------------------------------------------------------------------------------------------------------------------
     Frontier Trust Company, FSB  (Note 7)                                                    ND              ND        45-0373941
     ------------------------------------------------------------------------           --------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                             Operating        DE              CO        75-2961816
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Capital Management, Inc.                                           Operating        DE              NY        13-4194065
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Asset Management, Inc.                                             Operating        DE              NY        13-4194080
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Holdings, LLC                                                         HCO           DE              NY        13-3976138
     -------------------------------------------------------------------------------------------------------------------------------
        See Attached Listing C
     -------------------------------------------------------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)                                                   DE              NY        52-2197822
     -------------------------------------------------------------------------------------------------------------------------------
        AXA Financial (Bermuda) Ltd.                                         Insurance      Bermuda        Bermuda      14-1903564
        ----------------------------------------------------------------------------------------------------------------------------
        AXA Distribution Holding Corporation  (Note 2)                                        DE              NY        13-4078005
        ----------------------------------------------------------------------------------------------------------------------------
           AXA Advisors, LLC     (Note 5)                                                     DE              NY        13-4071393
           -------------------------------------------------------------------------------------------------------------------------
           AXA Network, LLC     (Note 6)                                     Operating        DE              NY        06-1555494
           -------------------------------------------------------------------------------------------------------------------------
              AXA Network of Alabama, LLC                                    Operating        AL              AL        06-1562392
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network of Connecticut, Maine and New York, LLC            Operating        DE              NY        13-4085852
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Massachusetts, LLC             Operating        MA              MA        04-3491734
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network of Nevada, Inc.                                    Operating        NV              NV        13-3389068
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network of Puerto Rico, Inc.                               Operating       P.R.            P.R.       66-0577477
              ----------------------------------------------------------------------------------------------------------------------
              AXA Network Insurance Agency of Texas, Inc.                    Operating        TX              TX        75-2529724
        ----------------------------------------------------------------------------------------------------------------------------
        AXA Equitable Life Insurance Company (Note 2 & 9) *                  Insurance        NY              NY        13-5570651
        ----------------------------------------------------------------------------------------------------------------------------
           AXA Life and Annuity Company * (Note 10)                          Insurance        CO              CO        13-3198083
           -------------------------------------------------------------------------------------------------------------------------
           Equitable Deal Flow Fund, L.P.                                    Investment       DE              NY        13-3385076
           -------------------------------------------------------------------------------------------------------------------------
              Equitable Managed Assets, L.P.                                 Investment       DE              NY        13-3385080
           -------------------------------------------------------------------------------------------------------------------------
           Real Estate Partnership Equities (various)                        Investment       **                             -
           -------------------------------------------------------------------------------------------------------------------------
           Equitable Holdings, LLC  (Notes 3 & 4)                               HCO           NY              NY        22-2766036
           -------------------------------------------------------------------------------------------------------------------------
              See Attached Listing A
           -------------------------------------------------------------------------------------------------------------------------
           ACMC, Inc.     (Note 4)                                              HCO           DE              NY        13-2677213
           -------------------------------------------------------------------------------------------------------------------------
           Wil-Gro, Inc                                                      Investment       PA              PA        23-2702404
           -------------------------------------------------------------------------------------------------------------------------
           STCS, Inc.                                                        Investment       DE              NY        13-3761592
           -------------------------------------------------------------------------------------------------------------------------
           EVSA, Inc.                                                        Investment       DE              PA        23-2671508
           -------------------------------------------------------------------------------------------------------------------------


                                                                                          Parent's
                                                                              Number of  Percent of
                                                                               Shares    Ownership          Comments
                                                                                Owned    or Control (e.g., Basis of Control)
                                                                                -----    ---------- ------------------------

AXA Financial, Inc.  (Notes 1 & 2)   **
-----------------------------------------------------------------------------
     Frontier Trust Company, FSB  (Note 7)                                         1,000    100.00%
     ------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                                            100.00%
     ------------------------------------------------------------------------
     MONY Capital Management, Inc.                                                          100.00%
     ------------------------------------------------------------------------
     MONY Asset Management, Inc.                                                            100.00%
     ------------------------------------------------------------------------
     MONY Holdings, LLC                                                                     100.00%
     ------------------------------------------------------------------------
        See Attached Listing C
     ------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)                                            -    100.00%
     ------------------------------------------------------------------------
        AXA Financial (Bermuda) Ltd.                                             250,000    100.00%
        ---------------------------------------------------------------------
        AXA Distribution Holding Corporation  (Note 2)                             1,000    100.00%
        ---------------------------------------------------------------------
           AXA Advisors, LLC     (Note 5)                                              -    100.00%
           ------------------------------------------------------------------
           AXA Network, LLC     (Note 6)                                               -    100.00%
           ------------------------------------------------------------------
              AXA Network of Alabama, LLC                                              -    100.00%
              ---------------------------------------------------------------
              AXA Network of Connecticut, Maine and New York, LLC                      -    100.00%
              ---------------------------------------------------------------
              AXA Network Insurance Agency of Massachusetts, LLC                       -    100.00%
              ---------------------------------------------------------------
              AXA Network of Nevada, Inc.                                                   100.00%
              ---------------------------------------------------------------
              AXA Network of Puerto Rico, Inc.                                              100.00%
              ---------------------------------------------------------------
              AXA Network Insurance Agency of Texas, Inc.                          1,050    100.00%
        ---------------------------------------------------------------------
        AXA Equitable Life Insurance Company (Note 2 & 9) *                    2,000,000    100.00%   NAIC # 62944
        ---------------------------------------------------------------------
           AXA Life and Annuity Company * (Note 10)                            1,000,000    100.00%   NAIC # 62880
           ------------------------------------------------------------------
           Equitable Deal Flow Fund, L.P.                                              -          -   G.P & L.P.
           ------------------------------------------------------------------
              Equitable Managed Assets, L.P.                                           -          -   G.P.
           ------------------------------------------------------------------
           Real Estate Partnership Equities (various)                                  -          -   **
           ------------------------------------------------------------------
           Equitable Holdings, LLC  (Notes 3 & 4)                                      -    100.00%
           ------------------------------------------------------------------
              See Attached Listing A
           ------------------------------------------------------------------
           ACMC, Inc.     (Note 4)                                             5,000,000    100.00%
           ------------------------------------------------------------------
           Wil-Gro, Inc                                                            1,000    100.00%
           ------------------------------------------------------------------
           STCS, Inc.                                                              1,000    100.00%
           ------------------------------------------------------------------
           EVSA, Inc.                                                                 50    100.00%
           ------------------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

*   Affiliated Insurer

** Information relating to Equitable's Real Estate Partnership Equities is disclosed in Schedule BA, Part 1 of Equitable Life's Annual Statement, which has been filed with the N.Y.S. Insurance Department.

*** All subsidiaries are corporations, except as otherwise noted.

    1. The Equitable Companies Incorporated changed its name to AXA Financial, Inc. on Sept. 3, 1999.

    2. Effective Sept. 20, 1999, AXA Financial, Inc. transferred ownership of Equitable Life to AXA Client Solutions, LLC, which was formed on July 19, 1999.

          Effective January 1, 2002, AXA Client Solutions, LLC transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial, Inc.
          Effective May 1, 2002, AXA Client Solutions, LLC changed its name to AXA Financial Services, LLC.
          Effective June 1, 2002, AXA Financial, Inc. transferred ownership of Equitable Life and AXA Distribution Holding Corp. to AXA Financial Services, LLC.

    3. Equitable Holding Corp. was merged into Equitable Holdings, LLC on Dec. 19, 1997.

    4. In October 1999, Alliance Capital Management Holding L.P. ("Alliance Holding") reorganized by transferring its business and assets to Alliance Capital Management L.P., a newly formed private partnership ("Alliance Capital").

        As of December 21, 2005, AXF and its subsidiaries owned 61.08% of the issued and outstanding units of limited partnership interest in Alliance Capital (the "Alliance Capital Units"), as follows:

              AXF held directly 32,699,454 Alliance Capital Units (12.66%), AXA Equitable Life directly owned 8,165,204 Alliance Capital
                Units (3.16%),
              ACMC, Inc. owned 66,220,822 Alliance Capital Units (25.65%), and ECMC, LLC owned 40,880,637 Alliance Capital Units (15.84%).

          Alliance Capital Management Corporation also owns a 1% general partnership interest in Alliance Capital.

        In addition, ECMC, LLC and ACMC, Inc. each own 722,178 units (0.28% each), representing assignments of beneficial ownership of limited partnership interests in Alliance Holding (the "Alliance Holding Units"). Alliance Capital Management Corp. owns 100,000 units of general partnership interest (0.04%), in Alliance Holding. Alliance Holding Units are publicly traded on the New York Stock exchange.

        On December 21, 2004, AXF contributed 4,389,192 (1.70%)Alliance Capital Units to MONY Life and 1,225,000 (.47%)Alliance Capital Units to MLOA.

    5. EQ Financial Consultants (formerly, Equico Securities, Inc.) was merged into AXA Advisors, LLC on Sept. 20, 1999. AXA Advisors, LLC was transferred from Equitable Holdings, LLC to AXA Distribution Holding Corporation on Sept. 21, 1999.

    6. Effective March 15, 2000, Equisource of New York, Inc. and 14 of its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Corp. EquiSource of Alabama, Inc. became AXA Network of Alabama, LLC. EquiSource Insurance Agency of Massachusetts, Inc. became AXA Network Insurance Agency of Massachusetts, LLC. Equisource of Nevada, Inc., of Puerto Rico, Inc., and of Texas, Inc., changed their names from "EquiSource" to become "AXA Network", respectively. Effective February 1, 2002, Equitable Distributors Insurance Agency of Texas, Inc. changed its name to AXA Distributors Insurance Agency of Texas, Inc. Effective February 13, 2002 Equitable Distributors Insurance Agency of Massachusetts, LLC changed its name to AXA Distributors Insurance Agency of Massachusetts, LLC.

    7. Effective June 6, 2000, Frontier Trust Company was sold by ELAS to AXF and merged into Frontier Trust Company, FSB.

    8. Effective June 1, 2001, Equitable Structured Settlement Corp was transferred from ELAS to Equitable Holdings, LLC.
    9. Effective September 2004, The Equitable Life Assurance Society of the United States changed its name to AXA Equitable Life Insurance Company.
    10. Effective September 2004, The Equitable of Colorado changed its name to AXA Life and Annuity Company.
    11. Effective February 18, 2005, MONY Realty Capital, Inc. was sold to MMA.
    12. Effective May 26, 2005, Matrix Capital Markets Group was sold.
    13. Effective May 26, 2005, Matrix Private Equities was sold.
    14. Effective December 2, 2005, Advest Group was sold to Merrill Lynch.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

Dissolved  - On November 3, 2000, Donaldson, Lufkin & Jenrette, Inc. was sold to
               Credit Suisse Group.
           - 100 Federal Street Funding Corporation was dissolved
               August 31, 1998.
           - 100 Federal Street Realty Corporation was dissolved
               December 20, 2001.
           - CCMI Corp. was dissolved on October 7, 1999.
           - ELAS Realty, Inc. was dissolved January 29, 2002.
           - EML Associates, L.P. was dissolved March 27, 2001.
           - EQ Services, Inc. was dissolved May 11, 2001.
           - Equitable BJVS, Inc. was dissolved October 3, 1999.
           - Equitable Capital Management Corp. became ECMC, LLC on
               November 30, 1999.
           - Equitable JV Holding Corp. was dissolved on June 1, 2002.F142
           - Equitable JVS II, Inc. was dissolved December 4, 1996
           - Equitable Underwriting & Sales Agency (Bahamas) Ltd. was dissolved on December 31, 2000.
           - EREIM LP Associates (L.P.) was dissolved March 27, 2001.
           - EREIM Managers Corporation was dissolved March 27, 2001.
           - EVLICO East Ridge, Inc. was dissolved Jan. 13, 2001
           - EVLICO, Inc. was dissolved in 1999.
           - Franconom, Inc. was dissolved on December 4, 2000.
           - GP/EQ Southwest, Inc. was dissolved October 21, 1997
           - HVM Corp. was dissolved on Feb. 16, 1999.
           - ML/EQ Real Estate Portfolio, L.P. was dissolved March 27, 2001.
           - Prime Property Funding, Inc. was dissolved in Feb. 1999.
           - Sarasota Prime Hotels, Inc. became Sarasota Prime Hotels, LLC.
           - Six-Pac G.P., Inc. was dissolved July 12,1999
           - Paramount Planners, LLC., a direct subsidiary of AXA Distribution Holding Corporation, was dissolved on December 5, 2003
           - Equitable Rowes Wharf, Inc. was dissolved October 12, 2004
           - ECLL Inc. was dissolved July 15, 2003
           - MONY Realty Partners, Inc. was dissolved February 2005

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING A - EQUITABLE HOLDINGS, LLC
-----------------------------------


                                                                                            State of        State of
                                                                               Type of     Incorp. or      Principal       Federal
                                                                              Subsidiary    Domicile       Operation      Tax ID #
                                                                              ----------    --------       ---------      ---------

AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                         Operating        DE              NY        13-3049038
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Casualty Insurance Company *                          Operating        VT              VT        06-1166226
              ----------------------------------------------------------------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                              Operating        DE              NY        13-3266813
              ----------------------------------------------------------------------------------------------------------------------
                 Equitable Capital Private Income & Equity
                   Partnership II, L.P.                                       Investment       DE              NY        13-3544879
              ----------------------------------------------------------------------------------------------------------------------
              Alliance Capital Management Corporation (See Note 4 on Page 2)  Operating        DE              NY        13-3633538
              ----------------------------------------------------------------------------------------------------------------------
                See Attached Listing B
              ----------------------------------------------------------------------------------------------------------------------
              Equitable JVS, Inc.                                             Investment       DE              GA        58-1812697
              ----------------------------------------------------------------------------------------------------------------------
                 Astor Times Square Corp.                                     Investment       NY              NY        13-3593699
                 -------------------------------------------------------------------------------------------------------------------
                 Astor/Broadway Acquisition Corp.                             Investment       NY              NY        13-3593692
                 -------------------------------------------------------------------------------------------------------------------
                 PC Landmark, Inc.                                            Investment       TX              TX        75-2338215
                 -------------------------------------------------------------------------------------------------------------------
                 EJSVS, Inc.                                                  Investment       DE              NJ        58-2169594
              ----------------------------------------------------------------------------------------------------------------------
              AXA Distributors, LLC                                           Operating        DE              NY        52-2233674
              ----------------------------------------------------------------------------------------------------------------------
                 AXA  Distributors Insurance Agency of Alabama, LLC           Operating        DE              AL        52-2255113
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                       Operating        DE          CT, ME,NY     06-1579051
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC      Operating        MA              MA        04-3567096
                 -------------------------------------------------------------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.             Operating        TX              TX        74-3006330
              ----------------------------------------------------------------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                    Operating        DE              NY        13-3813232
              ----------------------------------------------------------------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)   Operating        DE              NJ        22-3492811
              ----------------------------------------------------------------------------------------------------------------------


                                                                                          Parent's
                                                                               Number of  Percent of
                                                                                Shares    Ownership          Comments
                                                                                 Owned    or Control (e.g., Basis of Control)
                                                                                 -----    ---------- ------------------------

AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
        ----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------
              ELAS Securities Acquisition Corporation                                 500    100.00%
              ----------------------------------------------------------------
              Equitable Casualty Insurance Company *                                1,000    100.00%
              ----------------------------------------------------------------
              ECMC, LLC   (See Note 4 on Page 2)                                        -    100.00%
              ----------------------------------------------------------------
                 Equitable Capital Private Income & Equity                                             ECMC is G.P.
                   Partnership II, L.P.                                                 -          -   ("Deal Flow Fund II")
              ----------------------------------------------------------------
              Alliance Capital Management Corporation (See Note 4 on Page 2)          100    100.00%
              ----------------------------------------------------------------
                See Attached Listing B
              ----------------------------------------------------------------
              Equitable JVS, Inc.                                                   1,000    100.00%
              ----------------------------------------------------------------
                 Astor Times Square Corp.                                             100    100.00%
                 -------------------------------------------------------------
                 Astor/Broadway Acquisition Corp.                                     100    100.00% G.P. of Astor Acquisition. L.P.
                 -------------------------------------------------------------
                 PC Landmark, Inc.                                                  1,000    100.00%
                 -------------------------------------------------------------
                 EJSVS, Inc.                                                        1,000    100.00%
              ----------------------------------------------------------------
              AXA Distributors, LLC                                                     -    100.00%
              ----------------------------------------------------------------
                 AXA Distributors Insurance Agency of Alabama, LLC                      -    100.00%
                 -------------------------------------------------------------
                 AXA Distributors Insurance Agency, LLC                                 -    100.00%
                 -------------------------------------------------------------
                 AXA Distributors Insurance Agency of Massachusetts, LLC                -    100.00%
                 -------------------------------------------------------------
                 AXA Distributors Insurance Agency of Texas, Inc.                   1,000    100.00%
              ----------------------------------------------------------------
              J.M.R. Realty Services, Inc.                                          1,000    100.00%
              ----------------------------------------------------------------
              Equitable Structured Settlement Corp.  (See Note 8 on Page 2)           100    100.00%
              ----------------------------------------------------------------

*   Affiliated Insurer

        Equitable Investment Corp merged into Equitable Holdings, LLC on
          November 30, 1999.
        Equitable Capital Management Corp. became ECMC, LLC on
          November 30, 1999.
        Effective March 15, 2000, Equisource of New York, Inc. and its subsidiaries were merged into AXA Network, LLC, which was then sold to AXA Distribution Holding Holding Corp.
        Effective January 1, 2002, Equitable Distributors, Inc. merged into AXA
          Distributors, LLC.

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------

LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------


                                                                                              State of        State of
                                                                                 Type of     Incorp. or      Principal     Federal
                                                                                Subsidiary    Domicile       Operation    Tax ID #
                                                                                ----------    --------       ---------    ---------
AXA Financial, Inc.
--------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     ---------------------------------------------------------------------------
        AXA Equitable Life Insurance Company
        ------------------------------------------------------------------------
           Equitable Holdings, LLC
           ---------------------------------------------------------------------
              Alliance Capital Management Corporation
              ----------------------------------------------------------------------------------------------------------------------
                 Alliance Capital Management Holding L.P.(See Note 4 on Page 2) Operating        DE              NY
                 -------------------------------------------------------------------------------------------------------------------
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)       Operating        DE              NY      13-3434400
                 -------------------------------------------------------------------------------------------------------------------
                    Cursitor Alliance LLC                                          HCO           DE              MA      22-3424339
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management LLC                                HCO           DE              NY
                    ----------------------------------------------------------------------------------------------------------------
                       Sanford C. Bernstein & Co., LLC                          Operating        DE              NY
                    ----------------------------------------------------------------------------------------------------------------
                    Alliance Capital Management Corp. of Delaware                  HCO           DE              NY      13-2778645
                    ----------------------------------------------------------------------------------------------------------------
                       ACAM Trust Company Private Ltd.                          Operating       India          India          -
                       -------------------------------------------------------------------------------------------------------------
                       ACM International (Argentina) SRL                        Operating     Argentina      Argentina        -
                       -------------------------------------------------------------------------------------------------------------
                       ACM International (France) SAS                           Operating      France          France         -
                       -------------------------------------------------------------------------------------------------------------
                       ACM Software Services Ltd.                               Operating        DE              NY      13-3910857
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Barra Research Institute, Inc.                  Operating        DE              NY      13-3548918
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Asset Management (Japan) Ltd            Operating       Japan          Japan          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Australia Limited                       Operating       Aust.          Aust.          -
                       -------------------------------------------------------------------------------------------------------------
                                Far Eastern Alliance Asset Management           Operating      Taiwan          Taiwan         -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Global Derivatives Corp.                Operating        DE              NY      13-3626546
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Latin America Ltd.                      Operating      Brazil          Brazil         -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Limited                                 Operating       U.K.            U.K.          -
                       -------------------------------------------------------------------------------------------------------------
                                ACM Bernstein GmbH                              Operating      Gemany         Germany         -
                                ----------------------------------------------------------------------------------------------------
                                Alliance Capital Services Ltd.                  Operating       U.K.            U.K.          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital (Luxembourg) S.A.                       Operating       Lux.            Lux.          -
                       -------------------------------------------------------------------------------------------------------------
                                ACM New-Alliance (Luxemberg) S.A.               Operating       Lux.            Lux.          -
                                ----------------------------------------------------------------------------------------------------
                                ACM Bernstein International (Deutchland) GmbH   Operating      Germany        Germany         -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management (Asia) Ltd.                  Operating        DE          Singapore   13-3752293
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management Australia Limited            Operating       Aust.          Aust.          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management Canada, Inc.                 Operating        DE            Canada    13-3630460
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management New Zealand Limited          Operating       N.Z.            N.Z.          -
                       -------------------------------------------------------------------------------------------------------------


                                                                                              Parent's
                                                                                 Number of  Percent of
                                                                                  Shares    Ownership          Comments
                                                                                   Owned    or Control (e.g., Basis of Control)
                                                                                   -----    ---------- ------------------------
AXA Financial, Inc.
--------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     ---------------------------------------------------------------------------
        AXA Equitable Life Insurance Company
        ------------------------------------------------------------------------
           Equitable Holdings, LLC
           ---------------------------------------------------------------------
              Alliance Capital Management Corporation                                                  owns 1% GP interest in Alli-
                                                                                                       ance Capital Management L.P.
                                                                                                       and 100,000 GP units in
                                                                                                       Alliance Capital Management
                                                                                                       Holding L.P.
              ------------------------------------------------------------------
                 Alliance Capital Management Holding L.P.(See Note 4 on Page 2)                      -
                 ---------------------------------------------------------------
                 Alliance Capital Management L.P.  (See Note 4 on Page 2)
                 ---------------------------------------------------------------
                    Cursitor Alliance LLC                                                      100.00%
                    ------------------------------------------------------------
                    Alliance Capital Management LLC                                            100.00%
                    ------------------------------------------------------------
                       Sanford C. Bernstein & Co., LLC                                         100.00%
                    ------------------------------------------------------------
                    Alliance Capital Management Corp. of Delaware                        10    100.00%
                    ------------------------------------------------------------
                       ACAM Trust Company Private Ltd.                                         100.00%
                       ---------------------------------------------------------
                       ACM International (Argentina) SRL                                       100.00% Alliance Capital Oceanic
                                                                                                       Corp. owns 1%
                       ---------------------------------------------------------
                       ACM International (France) SAS                                          100.00%
                       ---------------------------------------------------------
                       ACM Software Services Ltd.                                              100.00%
                       ---------------------------------------------------------
                       Alliance Barra Research Institute, Inc.                        1,000    100.00%
                       ---------------------------------------------------------
                       Alliance Capital Asset Management (Japan) Ltd                           100.00%
                       ---------------------------------------------------------
                       Alliance Capital Australia Limited                                      100.00%
                       ---------------------------------------------------------
                                Far Eastern Alliance Asset Management                           20.00% 3rd parties = 80%
                       ---------------------------------------------------------
                       Alliance Capital Global Derivatives Corp.                      1,000    100.00%
                       ---------------------------------------------------------
                       Alliance Capital Latin America Ltd.                                      99.00% Alliance Capital Oceanic
                                                                                                       Corp. owns 1%
                       ---------------------------------------------------------
                       Alliance Capital Limited                                     250,000    100.00%
                       ---------------------------------------------------------
                                ACM Bernstein GmbH                                             100.00%
                                ------------------------------------------------
                                Alliance Capital Services Ltd.                        1,000    100.00%
                       ---------------------------------------------------------
                       Alliance Capital (Luxembourg) S.A.                             3,999     99.98% Alliance Cap. Oceanic Corp.
                                                                                                       owns 0.025%
                       ---------------------------------------------------------
                                ACM New-Alliance (Luxemberg) S.A.                                1.00% New Alliance Asset Management
                                                                                                       (Asia) Ltd owns 99.%
                                ------------------------------------------------
                                ACM Bernstein International (Deutchland) GmbH                  100.00% New Alliance Asset Management
                                                                                                       (Asia) Ltd owns 99.%
                       ---------------------------------------------------------
                       Alliance Capital Management (Asia) Ltd.                                 100.00%
                       ---------------------------------------------------------
                       Alliance Capital Management Australia Limited                            50.00% 3rd parties = 50%
                       ---------------------------------------------------------
                       Alliance Capital Management Canada, Inc.                      18,750    100.00%
                       ---------------------------------------------------------
                       Alliance Capital Management New Zealand Limited                          50.00% 3rd parties = 50%
                       ---------------------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING B - ALLIANCE CAPITAL MANAGEMENT CORP.
---------------------------------------------


                                                                                            State of        State of
                                                                               Type of     Incorp. or      Principal       Federal
                                                                              Subsidiary    Domicile       Operation      Tax ID #
                                                                              ----------    --------       ---------      ---------
AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company
        ----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------
              Alliance Capital Management Corporation
              ----------------------------------------------------------------
                 Alliance Capital Management L.P.
                 -------------------------------------------------------------
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                    ----------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management (Proprietary) Ltd.         Operating     So Africa      So Africa          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Management (Singapore) Ltd.           Operating     Singapore      Singapore          -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital (Mauritius) Private Ltd.              Operating     Mauritius      Mauritius          -
                       -------------------------------------------------------------------------------------------------------------
                                Alliance Capital Asset Management (India)
                                  Private Ltd.                                Operating       India          India            -
                                ----------------------------------------------------------------------------------------
                                AllianceBernstein Invest. Res. & Manag.
                                  (India) Pvt.                                Operating       India          India            -
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Oceanic Corp.                         Operating        DE              NY        13-3441277
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Capital Real Estate, Inc.                     Operating        DE              NY        13-3441277
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Corporate Finance Group Inc.                  Operating        DE              NY        52-1671668
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Eastern Europe, Inc.                          Operating        DE              NY        13-3802178
                       -------------------------------------------------------------------------------------------------------------
                       AllianceBernstein Investment Research and
                         Management, Inc. (Alliance Fund Distributors, Inc.)  Operating        DE              NY        13-3191825
                       -------------------------------------------------------------------------------------------------------------
                       Alliance Global Investor Services, Inc.                Operating        DE              NJ        13-3211780
                       -------------------------------------------------------------------------------------------------------------
                       New Alliance Asset Management (Asia) Ltd               Operating       H.K.            H.K.            -
                       -------------------------------------------------------------------------------------------------------------
                                Alliance Capital Taiwan Limited               Operating      Taiwan          Taiwan           -
                                ----------------------------------------------------------------------------------------------------
                                ACM New-Alliance (Luxembourg) S.A.            Operating       Lux.            Lux.            -
                       -------------------------------------------------------------------------------------------------------------
                       Meiji - Alliance Capital Corp.                         Operating        DE              NY        13-3613617
                       -------------------------------------------------------------------------------------------------------------
                       Sanford C. Bernstein Ltd.                              Operating       U.K.            U.K.            -
                       -------------------------------------------------------------------------------------------------------------
                                Sanford C. Bernstein (CREST Nominees) Ltd.    Operating       U.K.            U.K.            -
                       -------------------------------------------------------------------------------------------------------------
                       Whittingdale Holdings Ltd.                             Operating       U.K.            U.K.            -
                       -------------------------------------------------------------------------------------------------------------
                                ACM Investments Ltd.                          Operating       U.K.            U.K.            -
                                ----------------------------------------------------------------------------------------------------
                                Alliance Capital Whittingdale Ltd.            Operating       U.K.            U.K.            -
                                ----------------------------------------------------------------------------------------------------
                                Cursitor Holdings Ltd.                        Operating       U.K.            U.K.            -
                                ----------------------------------------------------------------------------------------------------


                                                                                          Parent's
                                                                              Number of  Percent of
                                                                               Shares    Ownership          Comments
                                                                                Owned    or Control (e.g., Basis of Control)
                                                                                -----    ---------- ------------------------

AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company
        ----------------------------------------------------------------------
           Equitable Holdings, LLC
           -------------------------------------------------------------------
              Alliance Capital Management Corporation
              ----------------------------------------------------------------
                 Alliance Capital Management L.P.
                 -------------------------------------------------------------
                    Alliance Capital Management Corp. of Delaware (Cont'd)
                    ----------------------------------------------------------
                       Alliance Capital Management (Proprietary) Ltd.                        80.00% 3rd parties = 20%
                       -------------------------------------------------------
                       Alliance Capital Management (Singapore) Ltd.                         100.00%
                       -------------------------------------------------------
                       Alliance Capital (Mauritius) Private Ltd.                            100.00%
                       -------------------------------------------------------
                                Alliance Capital Asset Management (India)
                                  Private Ltd.                                               75.00% 3rd parties = 25%
                                ----------------------------------------------
                                AllianceBernstein Invest. Res. & Manag.
                                  (India) Pvt.                                              100.00%
                       -------------------------------------------------------
                       Alliance Capital Oceanic Corp.                              1,000    100.00% inactive
                       -------------------------------------------------------
                       Alliance Capital Real Estate, Inc.                                   100.00% inactive
                       -------------------------------------------------------
                       Alliance Corporate Finance Group Inc.                       1,000    100.00%
                       -------------------------------------------------------
                       Alliance Eastern Europe, Inc.                                        100.00%
                       -------------------------------------------------------
                       AllianceBernstein Investment Research and
                         Management, Inc. (Alliance Fund Distributors, Inc.)         100          1
                       -------------------------------------------------------
                       Alliance Global Investor Services, Inc.                       100    100.00% formerly, Alliance Fund
                                                                                                      Services, Inc.
                       -------------------------------------------------------
                       New Alliance Asset Management (Asia) Ltd                              50.00% 3rd parties = 50%
                       -------------------------------------------------------
                                Alliance Capital Taiwan Limited                              99.00% Others owns 1%
                                ----------------------------------------------
                                ACM New-Alliance (Luxembourg) S.A.                           99.00% ACM Global Investor Svcs owns 1%
                       -------------------------------------------------------
                       Meiji - Alliance Capital Corp.                             50,000     50.00% Meiji Mutual Life owns 50%
                       -------------------------------------------------------
                       Sanford C. Bernstein Ltd.                                            100.00%
                       -------------------------------------------------------
                                Sanford C. Bernstein (CREST Nominees) Ltd.                  100.00%
                       -------------------------------------------------------
                       Whittingdale Holdings Ltd.                                           100.00%
                       -------------------------------------------------------
                                ACM Investments Ltd.                                        100.00%
                                ----------------------------------------------
                                Alliance Capital Whittingdale Ltd.                          100.00%
                                ----------------------------------------------
                                Cursitor Holdings Ltd.                                      100.00%
                                ----------------------------------------------

AXA FINANCIAL, INC. - SUBSIDIARY ORGANIZATION CHART- 2005
---------------------------------------------------------
LISTING C - MONY
----------------


                                                                                            State of        State of
                                                                               Type of     Incorp. or      Principal       Federal
                                                                              Subsidiary    Domicile       Operation      Tax ID #
                                                                              ----------    --------       ---------      ---------
AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                              Operating        DE              CO        75-2961816
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Capital Management, Inc.                                            Operating        DE              NY        13-4194065
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Asset Management, Inc.                                              Operating        DE              NY        13-4194080
     -------------------------------------------------------------------------------------------------------------------------------
     MONY Holdings, LLC                                                          HCO           DE              NY        13-3976138
     -------------------------------------------------------------------------------------------------------------------------------
        MONY Life Insurance Company *                                         Insurance        NY              NY        13-1632487
        ----------------------------------------------------------------------------------------------------------------------------
           MONY International Holdings, LLC                                      HCO           DE              NY        13-3790446
           -------------------------------------------------------------------------------------------------------------------------
              MONY International Life Insurance Co. Seguros de Vida S.A.      Insurance     Argentina      Argentina     98-0157781
              ----------------------------------------------------------------------------------------------------------------------
              MONY Financial Resources of the Americas Limited                   HCO         Jamaica        Jamaica
              ----------------------------------------------------------------------------------------------------------------------
              MONY Bank & Trust Company of the Americas, Ltd.                 Operating  Cayman Islands  Cayman Islands  98-0152047
              ----------------------------------------------------------------------------------------------------------------------
                 MONY Consultoria e Corretagem de Seguros Ltda.               Operating      Brazil          Brazil
                 -------------------------------------------------------------------------------------------------------------------
                 MONY Life Insurance Company of the Americas, Ltd.            Insurance  Cayman Islands  Cayman Islands  98-0152046
           -------------------------------------------------------------------------------------------------------------------------
           MONY Life Insurance Company of America                             Insurance        AZ              NY        86-0222062
           -------------------------------------------------------------------------------------------------------------------------
           Sagamore Financial, LLC                                               HCO           OH              OH        31-1296919
           -------------------------------------------------------------------------------------------------------------------------
              U.S. Financial Life Insurance Company *                         Insurance        OH              OH        38-2046096
           -------------------------------------------------------------------------------------------------------------------------
           MONY Financial Services, Inc.                                         HCO           DE              NY        11-3722370
           -------------------------------------------------------------------------------------------------------------------------
              Financial Marketing Agency, Inc.                                Operating        OH              OH        31-1465146
              ----------------------------------------------------------------------------------------------------------------------
              MONY Brokerage, Inc.                                            Operating        DE              PA        22-3015130
              ----------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Ohio, Inc.                           Operating        OH              OH        31-1562855
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Alabama, Inc.                        Operating        AL              AL        62-1699522
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Texas, Inc.                          Operating        TX              TX        74-2861481
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Massachusetts, Inc.                  Operating        MA              MA        06-1496443
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of Washington, Inc.                     Operating        WA              WA        91-1940542
                 -------------------------------------------------------------------------------------------------------------------
                 MBI Insurance Agency of New Mexico, Inc.                     Operating        NM              NM        62-1705422
              ----------------------------------------------------------------------------------------------------------------------
              1740 Ventures, Inc.                                             Operating        NY              NY        13-2848244
              ----------------------------------------------------------------------------------------------------------------------
              Enterprise Capital Management, Inc.                             Operating        GA              GA        58-1660289
              ----------------------------------------------------------------------------------------------------------------------
                 Enterprise Fund Distributors, Inc.                           Operating        DE              GA        22-1990598
              ----------------------------------------------------------------------------------------------------------------------
              MONY Assets Corp.                                                  HCO           NY              NY        13-2662263
              ----------------------------------------------------------------------------------------------------------------------
                 MONY Benefits Management Corp.                               Operating        DE              NY        13-3363383
                 -------------------------------------------------------------------------------------------------------------------
                 MONY Benefits Service Corp.                                  Operating        DE              NY        13-4194349
              ----------------------------------------------------------------------------------------------------------------------
              1740 Advisers, Inc.                                             Operating        NY              NY        13-2645490
              ----------------------------------------------------------------------------------------------------------------------
              MONY Securities Corporation                                     Operating        NY              NY        13-2645488
              ----------------------------------------------------------------------------------------------------------------------
                 Trusted Insurance Advisers General Agency Corp.              Operating        MN              NY        41-1941465
                 -------------------------------------------------------------------------------------------------------------------
                 Trusted Investment Advisers Corp.                            Operating        MN              NY        41-1941464
                 -------------------------------------------------------------------------------------------------------------------


                                                                                             Parent's
                                                                              Number of  Percent of
                                                                               Shares    Ownership          Comments
                                                                                Owned    or Control (e.g., Basis of Control)
                                                                                -----    ---------- ------------------------
AXA Financial, Inc.
------------------------------------------------------------------------------
     AXA Financial Services, LLC   (Note 2)
     -------------------------------------------------------------------------
        AXA Equitable Life Insurance Company *
     -------------------------------------------------------------------------
     MONY Agricultural Investment Advisers, Inc.                                            100.00%
     -------------------------------------------------------------------------
     MONY Capital Management, Inc.                                                          100.00%
     -------------------------------------------------------------------------
     MONY Asset Management, Inc.                                                            100.00%
     -------------------------------------------------------------------------
     MONY Holdings, LLC                                                                     100.00%
     -------------------------------------------------------------------------
        MONY Life Insurance Company *                                                       100.00%
        ----------------------------------------------------------------------
           MONY International Holdings, LLC                                                 100.00%
           -------------------------------------------------------------------
              MONY International Life Insurance Co. Seguros de Vida S.A.                    100.00%
              ----------------------------------------------------------------
              MONY Financial Resources of the Americas Limited                               99.00%
              ----------------------------------------------------------------
              MONY Bank & Trust Company of the Americas, Ltd.                               100.00%
              ----------------------------------------------------------------
                 MONY Consultoria e Corretagem de Seguros Ltda.                              99.00%
                 -------------------------------------------------------------
                 MONY Life Insurance Company of the Americas, Ltd.                          100.00%
           -------------------------------------------------------------------
           MONY Life Insurance Company of America                                           100.00%
           -------------------------------------------------------------------
           Sagamore Financial, LLC                                             1,993,940    100.00%
           -------------------------------------------------------------------
              U.S. Financial Life Insurance Company *                            405,000    100.00%
           -------------------------------------------------------------------
           MONY Financial Services, Inc.                                           1,000    100.00%
           -------------------------------------------------------------------
              Financial Marketing Agency, Inc.                                        99     99.00%
              ----------------------------------------------------------------
              MONY Brokerage, Inc.                                                 1,500    100.00%
              ----------------------------------------------------------------
                 MBI Insurance Agency of Ohio, Inc.                                    5    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of Alabama, Inc.                                 1    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of Texas, Inc.                                  10    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of Massachusetts, Inc.                           5    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of Washington, Inc.                              1    100.00%
                 -------------------------------------------------------------
                 MBI Insurance Agency of New Mexico, Inc.                              1    100.00%
              ----------------------------------------------------------------
              1740 Ventures, Inc.                                                  1,000    100.00%
              ----------------------------------------------------------------
              Enterprise Capital Management, Inc.                                    500    100.00%
              ----------------------------------------------------------------
                 Enterprise Fund Distributors, Inc.                                1,000    100.00%
              ----------------------------------------------------------------
              MONY Assets Corp.                                                  200,000    100.00%
              ----------------------------------------------------------------
                 MONY Benefits Management Corp.                                    9,000     90.00%
                 -------------------------------------------------------------
                 MONY Benefits Service Corp.                                       2,500     90.00%
              ----------------------------------------------------------------
              1740 Advisers, Inc.                                                 14,600    100.00%
              ----------------------------------------------------------------
              MONY Securities Corporation                                          7,550    100.00%
              ----------------------------------------------------------------
                 Trusted Insurance Advisers General Agency Corp.                   1,000    100.00%
                 -------------------------------------------------------------
                 Trusted Investment Advisers Corp.                                     1    100.00%
                 -------------------------------------------------------------

  - As of February 18, 2005, MONY Realty Capital, Inc. was sold to MMA.

  - As of February 2005, MONY Realty Parnters, Inc. was dissolved

  - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Jamaican regulatory reasons.

  - MONY Financial Resources of the Americas Limited, is 99% owned by MONY International Holdings, LLCand an individual holds one share of it stock for Brazilian regulatory reasons.

  - Enterprise Accumulation Trust was merged into EQAT on July 9, 2004

  - MONY Series Funds, Inc. was merged into EQAT on July 9, 2004

Item 27. Number of Contractowners

         As of December 15, 2006, there were no owners of the contracts offered by the registrant under this Registration Statement.


Item 28. Indemnification

     (a) Indemnification of Directors and Officers

         The By-Laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

          7.4 Indemnification of Directors, Officers and Employees. (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                 (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

               (iii) the related expenses of any such person in any of said categories may be advanced by the Company.

                      (b) To the extent permitted by the law of the State of New
                          York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

          The directors and officers of AXA Equitable are insured under policies issued by Lloyd's of London, X.L. Insurance Company, Arch Insurance Company, Endurance Insurance Company, U.S. Specialty Insurance, Starr Excess Liability International and ACE Insurance Company. The annual limit on such policies is $150 million, and the policies insure that officers and directors against certain liabilities arising out of their conduct in such capacities.

     (b) Indemnification of Principal Underwriters

         To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC have undertaken to indemnify each of their directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC.

     (c) Undertaking

         Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29. Principal Underwriter

     (a) AXA Distributors, LLC, an affiliate of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, is a principal underwriter for Separate Accounts 49 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L.

     (b) Set forth below is certain information regarding the directors and principal officers of AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Distributors, LLC, as applicable.

(i) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                    POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                      (AXA DISTRIBUTORS, LLC)
----------------                      --------------------------------------

*James A. Shepherdson                 Director and Chairman of the Board,
                                      President and Chief Executive Officer

*Philip Meserve                       Director and Executive Vice President of
                                      Business Development

*James Mullery                        Director, Executive Vice President and
                                      Chief Sales Director

*Douglas Dubitsky                     Managing Director, Chief Service Officer

*Michael Brandreit                    Managing Director and National Sales
                                      Manager

*John Kennedy                         Managing Director and National Sales
                                      Manager

*Jeff Herman                          Senior Vice President

*Anthea Perkinson                     Senior Vice President and National
                                      Accounts Director, Financial Institutions

*Nelida Garcia                        Senior Vice President

*William Costello                     Senior Vice President and National
                                      Accounts Director

*Michael McCarthy                     Managing Director and National Sales
                                      Manager

*Norman J. Abrams                     Vice President and General Counsel

*Linda J. Galasso                     Vice President and Secretary

*Ronald R. Quest                      Vice President and Treasurer

*Patrick O'Shea                       Vice President and Chief Financial Officer

         (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30.  Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable Life Insurance Company at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 200 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer System, Inc., 301 W. 11th Street, Kansas City, Mo. 64105.


Item 31. Management Services

         Not applicable.


Item 32. Undertakings

The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

          AXA Equitable represents that the fees and charges deducted under the Certificates described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective Certificates. AXA Equitable bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks, the need for AXA Equitable to earn a profit, the degree to which the Certificates include innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all certificates sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any Certificate or prospectus, or otherwise.

          The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b)of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

                                   SIGNATURES



     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on this 15th day of December, 2006.




                                 SEPARATE ACCOUNT No. 49 OF
                                 AXA EQUITABLE LIFE INSURANCE COMPANY
                                             (Registrant)

                                 By: AXA Equitable Life Insurance Company
                                             (Depositor)


                                 By: /s/ Dodie Kent
                                    --------------------------------------------
                                    Dodie Kent
                                    Vice President and Associate General Counsel
                                    AXA Equitable Life Insurance Company

                                   SIGNATURES


         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City and State of New York, on this 15th day of December, 2006.


                                 AXA EQUITABLE LIFE INSURANCE COMPANY
                                              (Depositor)


                                 By: /s/ Dodie Kent
                                    --------------------------------------------
                                    Dodie Kent
                                    Vice President and Associate General Counsel
                                    AXA Equitable Life Insurance Company



         As required by the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICERS:

*Christopher M. Condron                    Chairman of the Board, President,
                                           Chief Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Stanley B. Tulin                          Vice Chairman of the Board
                                           Chief Financial Officer and Director

PRINCIPAL ACCOUNTING OFFICER:

*Alvin H. Fenichel                         Senior Vice President and Controller


*DIRECTORS:

Bruce W. Calvert                 Anthony Hamilton            Joseph H. Moglia
Christopher M. Condron           Mary R. (Nina) Henderson    Lorie A. Slutsky
Henri de Castries                James F. Higgins            Ezra Suleiman
Denis Duverne                    W. Edwin Jarmain            Peter J. Tobin
Charlynn Goins                   Scott D. Miller             Stanley B. Tulin






*By: /s/ Dodie Kent
     ----------------------
     Dodie Kent
     Attorney-in-Fact

December 15, 2006.

                                  EXHIBIT INDEX
                                  -------------


EXHIBIT NO.                                                     DOCUMENT TAG
----------                                                      ------------

4.(b)             Form of Data Page No. 2006VGWB DP.            EX-99.4(b)
4.(c)             Form of Data Page No. 2006VDP.                EX-99.4(c)
4.(d)             Form of Data Page No. 2006VDPCore.            EX-99.4(d)
4.(n)             Form of Endorsement No. 2006VDCA.             EX-99.4(n)

24.9.(a)          Opinion of Consent of Dodie Kent,             Ex-99.9(a)
                  Vice President and Associate Counsel
                  of AXA Equitable

24.10.(a).(i)     Consent of PricewaterhouseCoopers LLP         Ex-99.10(a)(i)

24.10.(c).(ii)    Consent of KMPMG LLP                          Ex-99.10(a)(ii)

24.10.(b).(ii)    Powers of Attorney                            Ex-99.10(b)(ii)